As filed with the Securities and Exchange Commission on February 27, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Woodward, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4581	36-1984010
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1081 Woodward Way

Fort Collins, Colorado 80524

(970) 482-5811

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

A. Christopher Fawzy

Corporate Vice President, General Counsel,

Corporate Secretary and Chief Compliance Officer

1081 Woodward Way

Fort Collins, Colorado 80524

(970) 482-5811

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94034 (650) 493-9300	Gail E. Lehman Executive Vice President, General Counsel and Secretary Hexcel Corporation 281 Tresser Boulevard Two Stamford Plaza Stamford, Connecticut 06901 (203) 969-0666	Andrew J. Nussbaum Gordon S. Moodie Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(3)
Common Stock, par value $0.001455 per share	53,429,015(1)	N/A	$6,034,059,238(2)	$783,220.89

(1)

The number of shares of common stock, par value $0.001455 per share, of Woodward, Inc. (“Woodward” and such shares, the “Woodward common stock”) being registered is based upon an estimate of (x) the maximum number of shares of common stock, par value $0.01 per share, of Hexcel Corporation (“Hexcel” and such shares, the “Hexcel common stock”) outstanding as of February 21, 2020 or issuable or expected to be exchanged in connection with the merger of Hexcel with and into a subsidiary of Woodward, including shares of Woodward common stock that may be issuable in respect of outstanding Hexcel equity awards, collectively equal to 85,486,424, multiplied by (y) the exchange ratio of 0.6250 shares of Woodward common stock for each share of Hexcel common stock.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended and calculated in accordance with Rules 457(c), 457(f)(1) and 457(i) promulgated thereunder. The aggregate offering price is (x) the average of the high and low prices of Hexcel common stock as reported on the New York Stock Exchange on February 26, 2020 ($70.59) multiplied by (y) the maximum number of shares of Hexcel common stock to be exchanged in the merger (85,486,424).

(3)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by .0001298.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED FEBRUARY 27, 2020

To the stockholders of Woodward, Inc. and Hexcel Corporation

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Woodward, Inc. (“Woodward”) and Hexcel Corporation (“Hexcel”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed business combination of Woodward and Hexcel. We are requesting that you take certain actions as a Woodward stockholder or a Hexcel stockholder.

Pursuant to the Agreement and Plan of Merger, dated as of January 12, 2020 (which we refer to as the “merger agreement,” including as it may be amended from time to time), by and among Woodward, Hexcel and Genesis Merger Sub, Inc., a newly formed wholly owned subsidiary of Woodward (“Merger Sub”), Merger Sub will merge with and into Hexcel (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with Hexcel continuing as the surviving entity in the merger and a wholly owned subsidiary of Woodward. We sometimes refer to Woodward following the merger and in its capacity as parent company of Hexcel as “Woodward Hexcel” or the “combined company.”

The proposed merger will establish one of the world’s largest independent aerospace and defense suppliers globally by revenue. The combined company will have more than 16,000 employees, manufacturing operations in 14 countries on five continents, and a diversified customer base across multiple markets, and will focus on technology-rich innovations to deliver smarter, cleaner, and safer customer solutions.

In the merger, Hexcel stockholders will be entitled to receive 0.6250 shares (the “exchange ratio”) of Woodward common stock for each share of Hexcel common stock they own (and, if applicable, cash in lieu of fractional shares). Although the number of shares of Woodward common stock that Hexcel stockholders will receive per share of Hexcel common stock is fixed, the market value of the merger consideration will fluctuate with the market price of Woodward common stock and will not be known at the time Hexcel stockholders vote on the merger. Based on the closing price of Woodward’s common stock on the NASDAQ Global Select Market (“Nasdaq”) on January 10, 2020, the last trading day before public announcement of the merger, the exchange ratio represented approximately $76.23 in value for each share of Hexcel common stock. Based on the closing price of Woodward’s common stock on Nasdaq on [                    ], 2020 of $[        ], the exchange ratio represented approximately $[        ] in value for each share of Hexcel common stock. The value of the Woodward common stock at the time of completion of the merger could be greater than, less than or the same as the value of Woodward common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Woodward common stock (trading symbol “WWD”) and Hexcel common stock (trading symbol “HXL”). Following the completion of the merger, the common stock of the combined company will be listed on either Nasdaq or the New York Stock Exchange (the “NYSE”), as the parties mutually agree, under the symbol “WXL.”

We expect the merger will qualify as a reorganization for federal income tax purposes. Accordingly, Hexcel stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Hexcel common stock for Woodward common stock in the merger, except with respect to any cash received instead of fractional shares of common stock of the combined company.

Based on the number of shares of Hexcel common stock outstanding and reserved for issuance as of [                    ], 2020, Woodward expects to issue approximately [            ] million shares of Woodward common stock to Hexcel stockholders in the aggregate in the merger, representing total aggregate consideration of approximately $[        ] in value, based on the closing price of Woodward’s common stock on Nasdaq on [                    ], 2020 of $[        ]. Upon completion of the merger, we estimate that Hexcel stockholders as of immediately prior to the merger will collectively own approximately 45% and Woodward stockholders as of immediately prior to the merger will own approximately 55% of the outstanding shares of common stock of the combined company (in each case, on a fully diluted basis and without regard to the fact that immediately prior to the merger, certain stockholders may own both Woodward and Hexcel stock).

Woodward and Hexcel will each hold a special meeting of its stockholders in connection with the merger. Woodward stockholders will be asked to vote to approve the issuance of shares of Woodward common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (which we refer to as the “Woodward share issuance proposal”), which requires the approval of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the Woodward special meeting, to adopt an amendment and restatement of the certificate of incorporation of Woodward, which requires the approval of the holders of two-thirds of the outstanding shares of Woodward common stock, and to approve certain other matters related to the merger. Hexcel stockholders will be asked to approve the merger agreement and approve the merger (which we refer to as the “Hexcel merger proposal”), which requires the approval of the holders of a majority of the outstanding shares of Hexcel common stock, and to approve certain other matters related to the merger.

The special meeting of Hexcel stockholders will be held on [                    ], 2020 at [            ], at [            ] local time. The special meeting of Woodward stockholders will be held on [                    ], 2020 at [            ], at [             ] local time. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 32. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.

Your vote is very important regardless of the number of shares of Woodward common stock or Hexcel common stock that you own. The merger cannot be completed without the approval of the Woodward share issuance proposal by Woodward stockholders and the approval of the Hexcel merger proposal by the Hexcel stockholders. Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting.

Each of our boards of directors recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.

Thomas A. Gendron	Nick L. Stanage
Chairman of the Board,	Chairman of the Board,
Chief Executive Officer and President	Chief Executive Officer and President
Woodward, Inc.	Hexcel Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [                    ], 2020, and is first being mailed to Woodward stockholders and Hexcel stockholders on or about [                    ], 2020.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about Woodward and Hexcel from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing, by e-mail or by telephone at the appropriate address below:

if you are a Woodward stockholder: Woodward, Inc. 1081 Woodward Way Fort Collins, Colorado 80524 Attn: Investor Relations Email: Investor.Relations@woodward.com	if you are a Hexcel stockholder: Hexcel Corporation 281 Tresser Boulevard Two Stamford Plaza Stamford, Connecticut 06901 Attn: Investor Relations Email: InvestorRelations@hexcel.com

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that Woodward stockholders requesting documents must do so by [            ], 2020 in order to receive them before the Woodward special meeting, and Hexcel stockholders requesting documents must do so by [            ], 2020 in order to receive them before the Hexcel special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [            ], 2020, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to Woodward stockholders or Hexcel stockholders nor the issuance by Woodward of shares of Woodward common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding Woodward has been provided by Woodward, and information contained in, or incorporated by reference into, this document regarding Hexcel has been provided by Hexcel.

See “Where You Can Find More Information” beginning on page 160 of the accompanying joint proxy statement/prospectus for further information.

Woodward, Inc.

1081 Woodward Way

Fort Collins, Colorado 80524

Notice of Special Meeting of Stockholders

To Woodward Stockholders:

On January 12, 2020, Woodward, Inc. (“Woodward”), Hexcel Corporation (“Hexcel”) and Genesis Merger Sub, Inc., a newly formed wholly owned subsidiary of Woodward (“Merger Sub”), entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement,” including as it may be amended from time to time), pursuant to which Merger Sub will merge with and into Hexcel (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with Hexcel continuing as the surviving entity in the merger and a wholly owned subsidiary of Woodward. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of Woodward stockholders (which we refer to as the “Woodward special meeting,” including any adjournments or postponements thereof) will be held on [                    ], 2020 at [            ], local time at [            ]. We are pleased to notify you of and invite you to the Woodward special meeting.

At the Woodward special meeting you will be asked to vote on the following matters:

•

Proposal to approve the issuance of Woodward common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (which we refer to as the “Woodward share issuance proposal”).

•

Proposal to approve and adopt an amendment and restatement of Woodward’s certificate of incorporation (which we refer to as the “Woodward charter”) to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding (such amendment and restatement being referred to as the “Woodward charter amendment” and such proposal being referred to as the “Woodward charter amendment proposal”).

•

Proposal to adjourn the Woodward special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Woodward share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Woodward stockholders (the “Woodward adjournment proposal”).

The board of directors of Woodward has fixed the close of business on [                    ], 2020 as the record date for the Woodward special meeting. Only holders of record of Woodward common stock as of the close of business on the record date for the Woodward special meeting are entitled to notice of, and to vote at, the Woodward special meeting or any adjournment or postponement thereof.

Your vote is very important regardless of the number of shares of Woodward common stock that you own. The merger cannot be completed without the approval of the Woodward share issuance proposal by Woodward stockholders.

Woodward’s board of directors recommends that holders of common stock vote “FOR” each of the proposals to be considered at the Woodward special meeting.

Whether or not you plan to attend the Woodward special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

Thomas A. Gendron

Chairman of the Board, Chief Executive Officer and President

[                    ], 2020

Hexcel Corporation

281 Tresser Blvd., Two Stamford Plaza

Stamford, CT 06901

Notice of Special Meeting of Stockholders

To Hexcel Stockholders:

On January 12, 2020, Hexcel Corporation (“Hexcel”), Woodward, Inc. (“Woodward”) and Genesis Merger Sub, Inc., a newly formed wholly owned subsidiary of Woodward (“Merger Sub”), entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement,” including as it may be amended from time to time), pursuant to which Merger Sub will merge with and into Hexcel (which we refer to as the “merger”) on the terms and subject to the conditions of the merger agreement, with Hexcel continuing as the surviving entity in the merger and a wholly owned subsidiary of Woodward. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of Hexcel stockholders (which we refer to as the “Hexcel special meeting,” including any adjournments or postponements thereof) will be held on [                    ], 2020 at [            ], local time at [            ]. We are pleased to notify you of and invite you to the Hexcel special meeting. The purpose of the Hexcel special meeting is to consider and vote upon the following matters:

•	Proposal to approve the merger agreement (which we refer to as the “Hexcel merger proposal”).

•

Proposal to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to Hexcel’s named executive officers in connection with the transactions contemplated by the merger agreement (which we refer to as the “Hexcel compensation proposal”).

•

Proposal to approve, on an advisory (non-binding) basis, an amendment and restatement of Woodward’s certificate of incorporation (which we refer to as the “Woodward charter”) to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding (such amendment and restatement being referred to as the “Woodward charter amendment” and such proposal being referred to as the “Hexcel charter amendment proposal”).

•

Proposal to adjourn the Hexcel special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Hexcel merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Hexcel stockholders (which we refer to as the “Hexcel adjournment proposal”).

The board of directors of Hexcel has fixed the close of business on [            ], 2020 as the record date for the Hexcel special meeting. Only holders of record of Hexcel common stock as of the close of business on the record date for the Hexcel special meeting are entitled to notice of, and to vote at, the Hexcel special meeting or any adjournment or postponement thereof.

Your vote is very important regardless of the number of shares of Hexcel common stock that you own. The merger cannot be completed without the approval of the Hexcel merger proposal by Hexcel stockholders.

Hexcel’s board of directors recommends that holders of common stock vote “FOR” each of the proposals to be considered at the Hexcel special meeting.

Whether or not you plan to attend the Hexcel special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

Nick L. Stanage

Chairman of the Board, Chief Executive Officer and President

[                    ], 2020

QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger, the Woodward special meeting or the Hexcel special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the Woodward special meeting or the Hexcel special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160.

In this joint proxy statement/prospectus, unless the context otherwise requires:

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“DGCL” refers to the General Corporation Law of the State of Delaware, as amended;

•	“effective time” refers to the effective time of the merger;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“exchange ratio” refers to 0.6250 shares of Woodward common stock per share of Hexcel common stock;

•	“Goldman Sachs” refers to Goldman Sachs & Co. LLC;

•	“Hexcel” refers to Hexcel Corporation;

•

“Hexcel adjournment proposal” refers to the proposal to adjourn the Hexcel special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Hexcel special meeting to approve the Hexcel merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Hexcel stockholders;

•	“Hexcel board” refers to the board of directors of Hexcel;

•	“Hexcel charter amendment proposal” refers to the proposal that Hexcel stockholders approve, by advisory (non-binding) vote, the Woodward charter amendment;

•	“Hexcel common stock” refers to the common stock of Hexcel, par value $0.01 per share;

•

“Hexcel compensation proposal” refers to the proposal that Hexcel stockholders approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Hexcel’s named executive officers in connection with the merger contemplated by the merger agreement;

•	“Hexcel merger proposal” refers to the proposal that Hexcel stockholders approve the merger agreement and approve the merger;

•

“Hexcel special meeting” refers to the special meeting of Hexcel stockholders to consider and vote upon the Hexcel merger proposal and related matters, including any adjournments or postponements thereof;

•	“Hexcel stockholder” refers to one or more holders of Hexcel common stock, as applicable;

•	“J.P. Morgan” refers to J.P. Morgan Securities LLC;

•

“merger” refers to the merger of Merger Sub with and into Hexcel, on the terms and subject to the conditions of the merger agreement, with Hexcel continuing as the surviving entity in the merger and a wholly owned subsidiary of Woodward;

•

“merger agreement” refers to the Agreement and Plan of Merger, dated as of January 12, 2020, by and among Woodward, Hexcel and Merger Sub, as it may be amended from time to time in accordance with its terms;

•	“merger consideration” means the shares of Woodward common stock the Hexcel stockholders are entitled to receive pursuant to the merger agreement;

•	“NYSE” refers to the New York Stock Exchange;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Woodward” refers to Woodward, Inc.;

•

“Woodward adjournment proposal” refers to the proposal to adjourn the Woodward special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Woodward special meeting to approve the Woodward share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Woodward stockholders;

•	“Woodward board” refers to the board of directors of Woodward;

•	“Woodward charter” means the certificate of incorporation of Woodward as in effect as of the date of this joint proxy statement/prospectus;

•

“Woodward charter amendment” means the amendment and restatement of the Woodward charter to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares, to change the name of the combined company to “Woodward Hexcel, Inc.” and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding;

•	“Woodward charter amendment proposal” refers to the proposal that Woodward stockholders adopt the Woodward charter amendment;

•	“Woodward common stock” refers to the common stock of Woodward, par value $0.001455 per share;

•	“Woodward Hexcel” or the “combined company” refers to Woodward following the merger, including in its capacity as the parent company of Hexcel;

•	“Woodward Hexcel board” refers to the board of directors of Woodward Hexcel following the merger;

•	“Woodward Hexcel stockholder” refers to one or more holders of Woodward Hexcel common stock, as applicable;

•	“Woodward Series A preferred stock” refers to the Series A preferred stock of Woodward, par value $0.003 per share;

•

“Woodward share issuance proposal” refers to the proposal that Woodward stockholders approve the issuance of shares of Woodward common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement;

•

“Woodward special meeting” refers to the special meeting of Woodward stockholders to consider and vote upon the Woodward share issuance proposal and related matters, including any adjournments or postponements thereof; and

•	“Woodward stockholder” refers to one or more holders of Woodward common stock, as applicable.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Woodward and Hexcel have agreed to combine their companies in a merger of equals, structured as a merger of Merger Sub with and into Hexcel (the “merger”), with Hexcel continuing as the surviving entity in the merger and a wholly owned subsidiary of Woodward. Subject to the approval of Woodward stockholders of the Woodward charter amendment proposal, the combined company will be named “Woodward Hexcel, Inc.” A copy of the Agreement and Plan of Merger, dated as of January 12, 2020, by and among Woodward, Hexcel and Merger Sub (the “merger agreement”), which provides for the merger, is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

In order to complete the merger, among other things:

•

Woodward stockholders must approve the issuance of shares of Woodward common stock pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (the “Woodward share issuance proposal”); and

•	Hexcel stockholders must approve the merger agreement and approve the merger (the “Hexcel merger proposal”).

Woodward is holding a special meeting of Woodward stockholders (the “Woodward special meeting,” including any adjournments or postponements thereof) to obtain approval of the Woodward share issuance proposal. Woodward stockholders will also be asked to approve and adopt an amendment and restatement of Woodward’s certificate of incorporation (which we refer to as the “Woodward charter”) to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding, subject to and effective only upon the completion of the merger (such amendment being referred to as the “Woodward charter amendment” and such proposal being referred to as the “Woodward charter amendment proposal”). Woodward stockholders will also be asked to approve the proposal to adjourn the Woodward special meeting to solicit additional proxies if there are not sufficient votes at the time of the Woodward special meeting to approve the Woodward share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Woodward stockholders (the “Woodward adjournment proposal”). Neither the approval of the Woodward charter amendment proposal nor the approval of the Woodward adjournment proposal by the Woodward stockholders is required in order to complete the merger.

Hexcel is holding a special meeting of Hexcel stockholders (the “Hexcel special meeting,” including any adjournments or postponements thereof) to obtain approval of the Hexcel merger proposal. Hexcel stockholders will also be asked to approve, on an advisory (non-binding) basis, the merger-related executive officer compensation payments that will or may be paid by Hexcel to its named executive officers in connection with the merger (the “Hexcel compensation proposal”), to approve, on an advisory (non-binding) basis, an amendment and restatement of the Woodward charter, subject to and effective only upon the completion of the merger, to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding (the “Hexcel charter amendment proposal”) and to approve the proposal to adjourn the Hexcel special meeting to solicit additional proxies if there are not sufficient votes at the time of the Hexcel special meeting to approve the Hexcel merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Hexcel stockholders (the “Hexcel adjournment proposal”). None of approval of the Hexcel compensation proposal, the approval of the Hexcel charter amendment proposal, nor the approval of the Hexcel adjournment proposal by the Hexcel stockholders is required in order to complete the merger.

This document is also a prospectus that is being delivered to Hexcel stockholders because, in connection with the merger, Woodward is offering shares of Woodward common stock to Hexcel stockholders.

This joint proxy statement/prospectus contains important information about the merger agreement, the merger and the other proposals being voted on at the Woodward and Hexcel special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:

In the merger, Merger Sub will merge with and into Hexcel, with Hexcel continuing as the surviving entity in the merger as a wholly owned subsidiary of Woodward. Each share of Hexcel common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain shares owned by Woodward, Hexcel or Merger Sub) will be converted into the right to receive 0.6250 shares (the “exchange ratio” and such shares, the “merger consideration”) of Woodward common stock. After completion of the merger, Hexcel will no longer be a public company, and Hexcel common stock will be delisted from the New York Stock Exchange (the “NYSE”), will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will cease to be publicly traded. Woodward stockholders will continue to own their existing shares of common stock. Following the merger, shares of Woodward Hexcel common stock will be traded on either Nasdaq or the NYSE, as the parties mutually agree. See “The Merger Agreement—Structure of the Merger” beginning on page 106 and the merger agreement for more information about the merger.

Q:	When and where will each of the special meetings take place?

A:	The Woodward special meeting will be held at [ ] on [ ], 2020 at [ ] local time.

The Hexcel special meeting will be held at [            ] on [            ], 2020 at [            ] local time.

Even if you plan to attend your respective company’s special meeting, Woodward and Hexcel recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.

Q:	What matters will be considered at each of the special meetings?

A:	At the Woodward special meeting, Woodward stockholders will be asked to consider and vote on the following proposals:

•

Woodward Proposal 1: The Woodward share issuance proposal. Approval of the issuance of shares of Woodward common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement (which we refer to in this joint proxy statement/prospectus as the “Woodward share issuance proposal”);

•

Woodward Proposal 2: The Woodward charter amendment proposal. Adoption and approval of an amendment and restatement of the Woodward charter, subject to and effective only upon the completion of the merger, to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding (which we refer to in this joint proxy statement/prospectus as the “Woodward charter amendment proposal”);

•

Woodward Proposal 3: The Woodward adjournment proposal. Approval of the adjournment of the Woodward special meeting to solicit additional proxies if there are not sufficient votes at the time of the Woodward special meeting to approve the Woodward share issuance or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Woodward stockholders (which we refer to in this joint proxy statement/prospectus as the “Woodward adjournment proposal”).

At the Hexcel special meeting, Hexcel stockholders will be asked to consider and vote on the following proposals:

•	Hexcel Proposal 1: The Hexcel merger proposal. Approval of the merger agreement (which we refer to in this joint proxy statement/prospectus as the “Hexcel merger proposal”);

•

Hexcel Proposal 2: The Hexcel compensation proposal. Approval of, on an advisory (non-binding) basis, the merger-related named executive officer compensation payments that will or may be paid by Hexcel to its named executive officers in connection with the merger (which we refer to in this joint proxy statement/prospectus as the “Hexcel compensation proposal”);

•

Hexcel Proposal 3: The Hexcel charter amendment proposal. Approval of, on an advisory (non-binding) basis, an amendment and restatement of the Woodward charter, subject to and effective only upon the completion of the merger, to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding (which we refer to in this joint proxy statement/prospectus as the “Hexcel charter amendment proposal”);

•

Hexcel Proposal 4: The Hexcel adjournment proposal. Approval of the adjournment of the Hexcel special meeting to solicit additional proxies if there are not sufficient votes at the time of the Hexcel special meeting to approve the Hexcel merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Hexcel stockholders (which we refer to in this joint proxy statement/prospectus as the “Hexcel adjournment proposal”).

In order to complete the merger, among other things, Woodward stockholders must approve the Woodward share issuance proposal and Hexcel stockholders must approve the Hexcel merger proposal. None of the approvals of the Woodward charter amendment proposal, the Woodward adjournment proposal, the Hexcel compensation proposal, the Hexcel charter amendment proposal or the Hexcel adjournment proposal are conditions to the obligations of Woodward or Hexcel to complete the merger, and the merger may be completed even if approval of one or more of those proposals is not obtained.

Q:	What will Hexcel stockholders receive in the merger?

A:

In the merger, Hexcel stockholders will be entitled to receive 0.6250 shares of Woodward common stock for each share of Hexcel common stock held immediately prior to the completion of the merger. Woodward will not issue any fractional shares of Woodward common stock in the merger. Hexcel stockholders who would otherwise be entitled to a fractional share of Woodward common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale price per share of Woodward common stock for the consecutive period of five (5) trading days immediately preceding (but not including) the day on which the merger is completed (the “Woodward closing share value”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Woodward common stock that such stockholder would otherwise be entitled to receive.

Q:	What will Woodward stockholders receive in the merger?

A:

In the merger, Woodward stockholders will not receive any consideration, and their shares of Woodward common stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of Woodward Hexcel common stock will be traded on either Nasdaq or the NYSE, as the parties mutually agree.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. Although the number of shares of Woodward common stock that Hexcel stockholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of Woodward common stock. Based on the closing price of Woodward common stock on Nasdaq on January 10, 2020, the last trading day before public announcement of the merger, the exchange ratio represented approximately $76.23 in value for each share of Hexcel common stock. Based on the closing price of Woodward’s common stock on Nasdaq on [                    ], 2020 of $[        ], the exchange ratio represented approximately $[        ] in value for each share of Hexcel common stock. Any fluctuation in the market price of Woodward common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Woodward common stock that Hexcel stockholders will receive. We urge you to obtain current market quotations of Woodward common stock (trading symbol “WWD”) and Hexcel common stock (trading symbol “HXL”).

Q:	How will the merger affect Hexcel equity awards?

A:

At the effective time, each outstanding Hexcel equity award (other than equity awards granted by Hexcel after the date of the merger agreement and equity awards that do not automatically vest as a result of the merger) will vest and, in the case of Hexcel restricted stock units (other than vested Hexcel restricted stock units with a deferred settlement date) and Hexcel performance stock units, be converted into the right to receive the merger consideration in respect of each share of Hexcel common stock underlying such equity award and, in the case of unexercised Hexcel options, be converted into vested Woodward options, with adjustments to the number of shares and the per share exercise price based on the exchange ratio. The performance goals applicable to Hexcel performance stock units outstanding as of the date of the merger agreement will be deemed satisfied at the effective time based on the greater of target and actual performance. Hexcel restricted stock unit awards granted after the date of the merger agreement, Hexcel performance stock units granted after the date of the merger agreement and Hexcel restricted stock units with a deferred settlement date will be converted into corresponding Woodward equity awards based on the exchange ratio, except that Hexcel performance stock units will convert into Woodward restricted stock units measured at target performance and will remain subject to service-based vesting. For Hexcel equity awards granted to employees after the date of the merger agreement, vesting would generally accelerate with respect to such employees, including executive officers, upon a termination of employment without “cause” or, with respect to executive officers, resignation for “good reason,” as applicable, during the twenty-four (24) months following the effective time.

For details on the treatment of Hexcel equity awards, see “The Merger Agreement—Treatment of Hexcel Equity Awards” beginning on page 108.

Q:	What will happen to the Hexcel Employee Stock Purchase Plan?

A:

Any Hexcel employee who is not a participant in the Hexcel Corporation 2016 Employee Stock Purchase Plan (the “ESPP”) as of the date of the merger agreement may not become a participant in any offering periods in effect under the ESPP as of the date of the merger agreement (“the current ESPP offering periods”) and no participant may increase the percentage of his or her payroll deduction election from that in effect on the date of the merger agreement for such current ESPP offering periods. If the current ESPP offering periods terminate prior to the effective time, then the ESPP will be suspended and no new offering period will commence under the ESPP prior to the termination of the merger agreement. Subject to the consummation of the merger, the ESPP will terminate effective immediately prior to the effective time.

For details on the Hexcel ESPP, see “The Merger Agreement—Treatment of Hexcel Equity Awards” beginning on page 108.

Q:	How will the merger affect Woodward equity awards?

A:

Each option to purchase shares of Woodward common stock and each restricted stock unit covering shares of Woodward common stock (collectively, the “Woodward equity awards”) granted under Woodward’s 2017 Omnibus Incentive Plan or 2006 Omnibus Incentive Plan, as applicable, will not be impacted by the merger and will continue to be an award in respect of Woodward common stock following the effective time, subject to the same terms and conditions that were applicable to such award before the effective time, except as follows.

The compensation committee of the Woodward board has retained the right, under Woodward’s 2017 Omnibus Incentive Plan, to accelerate the vesting of any equity-based award or other compensation in connection with the termination of any Woodward service provider’s (including the directors and executive officers) service in anticipation of the completion of the merger. In addition, at the effective time, each Woodward equity award that (i) was granted on or before January 12, 2020, and is held by a Woodward employee other than (A) Woodward’s chief executive officer and (B) any other Woodward employee who qualifies for post-termination continued vesting pursuant to the terms of such award, and (ii) is outstanding and unvested as of the date of a certain qualifying termination of employment, will be amended to provide that upon such qualifying termination, which consists of a termination of such individual’s employment without “Cause” or a termination of employment by the individual for “Good Reason,” in either event, that occurs upon or within 24 months following the effective time, such award will become fully vested and exercisable, as applicable. For Woodward’s officers (including executive officers), Cause and Good Reason are as defined in the Amended and Restated Executive Change-in-Control Severance Agreements entered into between Woodward and Woodward’s executive officers, and for employees other than Woodward’s officers, the same Cause definition applicable to Woodward’s executive officers will apply and the Good Reason definition will consist of any resignation by such individual for any reason other than in anticipation of a termination for “Cause.”

For details on the treatment of Woodward equity awards, see “The Merger Agreement—Treatment of Woodward Equity Awards” beginning on page 108.

Q:	How does the Woodward board recommend that I vote at the Woodward special meeting?

A:	The Woodward board recommends that you vote “FOR” the Woodward share issuance proposal, “FOR” the Woodward charter amendment proposal and “FOR” the Woodward adjournment proposal.

In considering the recommendations of the Woodward board, Woodward stockholders should be aware that Woodward directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Woodward stockholders generally. For a more complete description of these interests, see “The Merger—Interests of Woodward’s Directors and Executive Officers in the Merger” beginning on page 88.

Q:	How does the Hexcel board recommend that I vote at the Hexcel special meeting?

A:

The Hexcel board recommends that you vote “FOR” the Hexcel merger proposal, “FOR” the Hexcel compensation proposal, “FOR” the Hexcel charter amendment proposal and “FOR” the Hexcel adjournment proposal.

In considering the recommendations of the Hexcel board, Hexcel stockholders should be aware that Hexcel directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Hexcel stockholders generally. For a more complete description of these interests, see “The Merger—Interests of Hexcel’s Directors and Executive Officers in the Merger” beginning on page 96.

Q:	Who is entitled to vote at the Woodward special meeting?

A:

The record date for the Woodward special meeting is [            ], 2020. All Woodward stockholders who held shares at the close of business on the record date for the Woodward special meeting are entitled to receive notice of, and to vote at, the Woodward special meeting.

Each Woodward stockholder is entitled to cast one (1) vote on each matter properly brought before the Woodward special meeting for each share of Woodward common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Woodward special meeting, there were [            ] outstanding shares of Woodward common stock. Physical attendance at the special meeting is not required to vote. See below and “The Woodward Special Meeting—Proxies” beginning on page 38 for instructions on how to vote your shares without attending the Woodward special meeting.

Q:	Who is entitled to vote at the Hexcel special meeting?

A:

The record date for the Hexcel special meeting is [            ], 2020. All Hexcel stockholders who held shares at the close of business on the record date for the Hexcel special meeting are entitled to receive notice of, and to vote at, the Hexcel special meeting.

Each Hexcel stockholder is entitled to cast one (1) vote on each matter properly brought before the Hexcel special meeting for each share of Hexcel common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Hexcel special meeting, there were [            ] outstanding shares of Hexcel common stock. Physical attendance at the special meeting is not required to vote. See below and “The Hexcel Special Meeting—Proxies” beginning on page 45 for instructions on how to vote your shares without attending the Hexcel special meeting.

Q:	What constitutes a quorum for the Woodward special meeting?

A:

Holders of a majority of the shares of Woodward common stock entitled to vote at the special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the Woodward special meeting. If you fail to submit a proxy or to vote in person at the Woodward special meeting, your shares of Woodward common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum. Broker non-votes, which occur when a stockholder’s broker or nominee does not have voting instructions or discretionary authority to vote on the matter, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Woodward special meeting.

Q:	What constitutes a quorum for the Hexcel special meeting?

A:

Holders of a majority of the shares of Hexcel common stock entitled to vote at the special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the Hexcel special meeting. If you fail to submit a proxy or to vote in person at the Hexcel special meeting, your shares of Hexcel common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum. Broker non-votes, which occur when a stockholder’s broker or nominee does not have voting instructions or discretionary authority to vote on the matter, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Hexcel special meeting.

Q:	What vote is required for the approval of each proposal at the Woodward special meeting?

A:

Woodward Proposal 1: Woodward share issuance proposal. Approval of the Woodward share issuance proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Woodward share issuance proposal present in person or by proxy at the Woodward special meeting. Shares of Woodward common stock not present (in person or by proxy) at the Woodward special meeting and broker non-votes will have no effect on the outcome of the Woodward share issuance proposal. Abstentions will have the same effect as votes cast “AGAINST” the Woodward share issuance proposal.

Woodward Proposal 2: Woodward charter amendment proposal. Adoption and approval of the Woodward charter amendment proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Woodward common stock. Shares of Woodward common stock not present (in person or by proxy) at the Woodward special meeting, and shares present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Woodward charter amendment proposal.

Woodward Proposal 3: Woodward adjournment proposal. Approval of the Woodward adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Woodward adjournment proposal present in person or by proxy at the Woodward special meeting. Shares of Woodward common stock not present (in person or by proxy) at the Woodward special meeting and broker non-votes will have no effect on the outcome of the Woodward adjournment proposal. Abstentions will have the same effect as votes cast “AGAINST” the Woodward adjournment proposal.

Q:	What vote is required for the approval of each proposal at the Hexcel special meeting?

A:

Hexcel Proposal 1: Hexcel merger proposal. Approval of the Hexcel merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Hexcel common stock entitled to vote on the Hexcel merger proposal. Shares of Hexcel common stock not present (in person or by proxy) at the Hexcel special meeting, and shares present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Hexcel merger proposal.

Hexcel Proposal 2: Hexcel compensation proposal. Approval of the Hexcel compensation proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel compensation proposal. Shares of Hexcel common stock not present (in person or by proxy) at the Hexcel special meeting and broker non-votes will have no effect on the outcome of the Hexcel compensation proposal. Abstentions will have the same effect as votes cast “AGAINST” the Hexcel compensation proposal.

Hexcel Proposal 3: Hexcel charter amendment proposal. Approval of the Hexcel charter amendment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel charter amendment proposal. Shares of Hexcel common stock not present (in person or by proxy) at the Hexcel special meeting and broker non-votes will have no effect on the outcome of the Hexcel charter amendment proposal. Abstentions will have the same effect as votes cast “AGAINST” the Hexcel charter amendment proposal.

Hexcel Proposal 4: Hexcel adjournment proposal. Approval of the Hexcel adjournment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel adjournment proposal. Shares of Hexcel common stock not present (in person or by proxy) at the Hexcel special meeting and broker non-votes will have no effect on the outcome of the Hexcel adjournment proposal. Abstentions will have the same effect as votes cast “AGAINST” the Hexcel adjournment proposal.

Q:

Why are Hexcel stockholders being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the Hexcel named executive officers (i.e., the Hexcel compensation proposal)?

A:

Under Securities and Exchange Commission (“SEC”) rules, Hexcel is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Hexcel’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:

What happens if Hexcel stockholders do not approve, by non-binding, advisory vote, merger-related compensation arrangements for Hexcel’s named executive officers (i.e., the Hexcel compensation proposal?)

A:

The vote on the proposal to approve the merger-related compensation arrangements for each of Hexcel’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Hexcel special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Woodward, Hexcel, or the combined company. Accordingly, the merger-related compensation will be paid to Hexcel’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of Hexcel common stock do not approve the Hexcel compensation proposal.

Q:	Why are Hexcel stockholders being asked to consider and vote on a proposal to approve the Woodward charter amendment (i.e., the Hexcel charter amendment proposal)?

A:

Even though approval by Hexcel stockholders of the Woodward charter amendment is not a condition to the closing of the merger, the SEC has issued interpretive guidance with respect to the “unbundling” of proposals under the Exchange Act that requires Hexcel stockholders (in their capacity as stockholders of Hexcel) to also separately vote on the Woodward charter amendment. As further described below, this vote by Hexcel stockholders is advisory (non-binding) and will have no impact on whether the Woodward charter amendment is approved by Woodward stockholders under applicable law.

Q:	What if I hold shares in both Woodward and Hexcel?

A:

If you hold shares of both Woodward common stock and Hexcel common stock, you will receive two (2) separate packages of proxy materials. A vote cast as a Woodward stockholder will not count as a vote cast as a Hexcel stockholder, and a vote cast as a Hexcel stockholder will not count as a vote cast as a Woodward stockholder. Therefore, please submit separate proxies for your shares of Woodward common stock and your shares of Hexcel common stock.

Q:	How can I vote my shares in person at my respective special meeting?

A:

Record holders. Shares held directly in your name as the holder of record of Woodward or Hexcel may be voted in person at the Woodward special meeting or the Hexcel special meeting, as applicable. If you choose to vote your shares in person at the respective special meeting, please bring your enclosed proxy card and proof of identification.

Shares in “street name.” Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares. If you choose to vote your shares in person at the Woodward special meeting or the Hexcel special meeting, as applicable, please bring the signed legal proxy and proof of identification.

Even if you plan to attend the Woodward special meeting or the Hexcel special meeting, as applicable, Woodward and Hexcel recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Additional information on attending the special meetings can be found under the section entitled “The Woodward Special Meeting” on page 37 and under the section entitled “The Hexcel Special Meeting” on page 43.

Q:	How can I vote my shares without attending my respective special meeting?

A:

Whether you hold your shares directly as the holder of record of Woodward or Hexcel or beneficially in “street name,” you may direct your vote by proxy without attending the Woodward special meeting or the Hexcel special meeting, as applicable. If you are a holder of record, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under the section entitled “The Woodward Special Meeting” on page 37 and under the section entitled “The Hexcel Special Meeting” on page 43.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:

No. Your bank, broker or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instructions provided by your bank, broker or other nominee.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for Woodward or Hexcel to obtain the necessary quorum to hold its respective special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, will have the same effect as a vote “AGAINST” the Woodward charter amendment proposal and the Hexcel merger proposal, as applicable. The merger cannot be completed without the approval of the Woodward share issuance proposal by Woodward stockholders and the approval of the Hexcel merger proposal by the Hexcel stockholders. The Woodward board and the Hexcel board recommend that you vote “FOR” for each of the proposals submitted at the Woodward special meeting and the Hexcel special meeting, respectively.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Woodward or Hexcel, as applicable;

•	signing and returning a proxy card with a later date;

•	attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting; or

•	voting by telephone or the Internet at a later time.

If your shares are held by a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	Will Woodward be required to submit the Woodward share issuance proposal to its stockholders even if the Woodward board has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Woodward special meeting, Woodward is required to submit the Woodward share issuance proposal to its stockholders even if the Woodward board has withdrawn or modified its recommendation.

Q:	Will Hexcel be required to submit the Hexcel merger proposal to its stockholders even if the Hexcel board has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Hexcel special meeting, Hexcel is required to submit the Hexcel merger proposal to its stockholders even if the Hexcel board has withdrawn or modified its recommendation.

Q:	Are Woodward stockholders entitled to appraisal rights?

A:

No. Woodward stockholders are not entitled to appraisal rights under the General Corporation Law of the State of Delaware, as amended (the “DGCL”). For more information, see “The Merger—Appraisal Rights in the Merger” beginning on page 105.

Q:	Are Hexcel stockholders entitled to appraisal rights?

A:	No. Hexcel stockholders are not entitled to appraisal rights under the DGCL. For more information, see “The Merger—Appraisal Rights in the Merger” beginning on page 105.

Q:	Are there any risks that I should consider in deciding whether to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 32. You also should read and carefully consider the risk factors of Woodward and Hexcel contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to Hexcel stockholders?

A:

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Accordingly, Hexcel stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of their Hexcel common stock for Woodward common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Woodward common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to U.S. federal non-income, state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisors for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 125.

Q:	When is the merger expected to be completed?

A:

Woodward and Hexcel expect the merger to close in the third calendar quarter of 2020. However, neither Woodward nor Hexcel can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Woodward and Hexcel must first obtain the required approvals of Woodward stockholders and Hexcel stockholders, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Hexcel stockholders will not receive any consideration for their shares of Hexcel common stock in connection with the merger. Instead, Hexcel and Woodward will remain independent public companies, Hexcel common stock will continue to be listed and traded on the NYSE, and Woodward will not complete the issuance of shares of Woodward common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $250 million will be payable by either Woodward or Hexcel, as applicable. See “The Merger Agreement—Termination Fee” beginning on page 122 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Should I send in my stock certificates now?

A:

No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Woodward and reasonably acceptable to Hexcel (the “exchange agent”) will send you instructions for exchanging Hexcel stock certificates for the consideration to be received in the merger. See “The Merger Agreement—Conversion of Shares; Exchange of Hexcel Stock Certificates” beginning on page 109.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you hold shares of Woodward common stock or Hexcel common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Woodward common stock or Hexcel common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record holders. For shares held directly, please complete, sign, date and return each proxy card by mail (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Woodward common stock or Hexcel common stock are voted.

Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	Who can help answer my questions?

A:

Woodward stockholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Investor Relations at 970-498-3580 or Investor.Relations@woodward.com or Woodward’s proxy solicitor, Innisfree M&A Incorporated, at the following address or phone number: 501 Madison Avenue, 20th Floor, New York, NY 10022, or stockholders may call toll-free at (877) 456-3507 (from the U.S. and Canada) or +1 (412) 232-3651 (from other countries), and banks & brokers may call collect at +1 (212) 750-5833.

Hexcel stockholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Hexcel’s Investor Relations at 203-352-6826 or InvestorRelations@Hexcel.com or Hexcel’s proxy solicitor, MacKenzie Partners, Inc., at the following address or phone number: 1407 Broadway, 27th Floor, New York, New York 10018 or telephone at 212-929-5500 or toll-free at 800-322-2885.

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Woodward and Hexcel into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus.

The Parties to the Merger (pages 51 and 52)

Woodward, Inc.

1081 Woodward Way

Fort Collins, Colorado 80524

(970) 482-5811

Woodward is an independent designer, manufacturer, and service provider of control solutions for the aerospace and industrial markets, headquartered in Fort Collins, Colorado. Woodward’s innovative fluid, combustion, electrical, and motion control systems help customers offer cleaner, more reliable, and more efficient equipment. Woodward’s customers include leading original equipment manufacturers and end users of their products. Woodward has production and assembly facilities in the United States, Europe and Asia, and promotes its products and services through its worldwide locations.

Woodward’s common stock is traded on Nasdaq under the symbol “WWD.”

Genesis Merger Sub, Inc.

1081 Woodward Way

Fort Collins, Colorado 80524

(970) 482-5811

Genesis Merger Sub, Inc., a wholly owned subsidiary of Woodward, is a Delaware corporation incorporated on January 9, 2020 for the purpose of effecting the merger. Genesis Merger Sub, Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

Hexcel Corporation

281 Tresser Boulevard

Two Stamford Plaza

Stamford, Connecticut 06901

(203) 969-0666

Hexcel Corporation is a leading advanced composites company headquartered in Stamford, Connecticut. Hexcel develops, manufactures, and markets lightweight, high-performance structural materials, including carbon fibers, specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb, adhesives, radio frequency / electromagnetic interference and microwave absorbing materials, engineered honeycomb and composite structures, for use in Commercial Aerospace, Space & Defense and Industrial markets. Hexcel’s products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive and recreational products and other industrial applications.

Hexcel’s common stock is traded on the NYSE under the symbol “HXL.”

The Merger and the Merger Agreement (pages 53 and 106)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Subject to the terms and conditions of the merger agreement, at the completion of the merger, Merger Sub will merge with and into Hexcel, with Hexcel surviving the merger as a wholly owned subsidiary of Woodward.

Merger Consideration (page 107)

In the merger, Hexcel stockholders will receive 0.6250 shares of Woodward common stock for each share of Hexcel common stock they hold immediately prior to the effective time. Woodward will not issue any fractional shares of Woodward common stock in the merger. Hexcel stockholders who would otherwise be entitled to a fraction of a share of Woodward common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Woodward closing share value.

Woodward common stock is listed on Nasdaq under the symbol “WWD,” and Hexcel common stock is listed on the NYSE under the symbol “HXL.” The following table shows the closing sale prices of Woodward common stock and Hexcel common stock as reported on Nasdaq and NYSE respectively on January 10, 2020, the last full trading day before the public announcement of the merger agreement, and on [            ], 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Hexcel common stock, which was calculated by multiplying the closing price of Woodward common stock on those dates by the exchange ratio of 0.6250.

	Woodward Common Stock			Hexcel Common Stock			Implied Value of One Share of Hexcel Common Stock
January 10, 2020		$121.96			$72.91			$76.23
[ ], 2020	$	[	]	$	[	]	$	[	]

For more information on the exchange ratio, see “The Merger—Terms of the Merger” beginning on page 53 and “The Merger Agreement—Merger Consideration” beginning on page 107.

Treatment of Hexcel Equity Awards (page 108)

Hexcel Stock Options. At the effective time, each outstanding option to purchase shares of Hexcel common stock (“Hexcel option”) will be converted into an option to purchase shares of Woodward common stock (“Woodward option”), with adjustments to the number of shares and the per share exercise price based on the exchange ratio. The Woodward option will have the same terms and conditions as applied to the corresponding Hexcel option, including any extended post-termination exercise period that applies following the effective time; provided that any then unvested Hexcel options granted prior to January 12, 2020 will vest at the effective time.

Hexcel RSU Awards Granted Prior to January 12, 2020. At the effective time, each award of Hexcel restricted stock units (“Hexcel RSU award”) granted prior to January 12, 2020 will be cancelled and converted into the right to receive a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel RSU award immediately prior to the effective time multiplied by the exchange ratio.

Hexcel RSU Awards Granted After January 12, 2020. At the effective time, each Hexcel RSU Award granted after January 12, 2020 will be assumed and converted into a restricted stock unit award covering a number of shares (rounded to the nearest whole share) of Woodward common stock (“Woodward RSU award”) equal to the number of shares of Hexcel common stock covered by such Hexcel RSU award immediately prior to the effective time multiplied by the exchange ratio. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Hexcel RSU award, including any provisions for acceleration of vesting.

Hexcel PSU Awards Granted Prior to January 12, 2020. At the effective time, each outstanding award of Hexcel performance stock units (“Hexcel PSU award”) granted prior to January 12, 2020 will be cancelled and converted into the right to receive a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel PSU award based on the greater of actual performance and performance at target multiplied by the exchange ratio.

Hexcel PSU Awards Granted After January 12, 2020. At the effective time, each outstanding Hexcel PSU award granted after January 12, 2020 will be assumed and converted into a Woodward RSU award covering a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel PSU award (assuming performance at target) multiplied by the exchange ratio. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Hexcel PSU award, including any provisions for acceleration of vesting, except that the Woodward RSU award will no longer be subject to performance-based vesting and will only be subject to service-based vesting.

For additional information on Hexcel’s equity-based awards, see “The Merger Agreement—Treatment of Hexcel Equity Awards” beginning on page 108.

Treatment of Woodward Equity Awards (page 108)

Each Woodward equity award granted under Woodward’s 2017 Omnibus Incentive Plan or 2006 Omnibus Incentive Plan, as applicable, will not be impacted by the merger and will continue to be an award in respect of Woodward common stock following the effective time, subject to the same terms and conditions that were applicable to such award before the effective time, except as follows:

The compensation committee of the Woodward board has retained the right, under Woodward’s 2017 Omnibus Incentive Plan, to accelerate the vesting of any equity-based award or other compensation in connection with the termination of any Woodward service provider’s (including the directors and executive officers) service in anticipation of the completion of the merger. In addition, at the effective time, each Woodward equity award that (i) was granted on or before January 12, 2020, and is held by a Woodward employee other than (A) Woodward’s chief executive officer and (B) any other Woodward employee who qualifies for post-termination continued vesting pursuant to the terms of such award, and (ii) is outstanding and unvested as of the date of a certain qualifying termination of employment, will be amended to provide that upon such qualifying termination, which consists of a termination of such individual’s employment without “Cause” or a termination of employment by the individual for “Good Reason,” in either event, that occurs upon or within 24 months following the effective time, such award will become fully vested and exercisable, as applicable. For Woodward’s officers (including executive officers), Cause and Good Reason are as defined in the Amended and Restated Executive Change-in-Control Severance Agreements entered into between Woodward and Woodward’s executive officers, and for employees other than Woodward’s officers, the same Cause definition applicable to Woodward’s executive officers will apply and the Good Reason definition will consist of any resignation by such individual for any reason other than in anticipation of a termination for “Cause.”

For additional information on Woodward’s equity-based awards, see “The Merger Agreement—Treatment of Woodward Equity Awards” beginning on page 108.

Material U.S. Federal Income Tax Consequences (page 125)

The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes, and it is a condition to Hexcel’s obligations to complete the merger that Hexcel receive a legal opinion to the effect that the merger will so qualify. Accordingly, Hexcel stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Hexcel common stock for Woodward common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Woodward common stock.

You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to U.S. federal non-income, state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisors for a full understanding of the tax consequences to you of the merger.

Woodward’s Reasons for the Merger; Recommendation of the Woodward Board (page 72)

The Woodward board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Woodward and its stockholders and has adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Woodward board recommends that Woodward stockholders vote “FOR” the approval of the share issuance and “FOR” the other proposals presented at the Woodward special meeting. For a more detailed discussion of the Woodward board’s recommendation, see “The Merger—Woodward’s Reasons for the Merger; Recommendation of the Woodward Board” beginning on page  72.

Hexcel’s Reasons for the Merger; Recommendation of the Hexcel Board (page 60)

The Hexcel board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Hexcel and its stockholders and has adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Hexcel board recommends that Hexcel stockholders vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the Hexcel special meeting. For a more detailed discussion of the Hexcel board’s recommendation, see “The Merger—Hexcel’s Reasons for the Merger; Recommendation of the Hexcel Board” beginning on page 60.

Opinion of Woodward’s Financial Advisor (page 75)

J.P. Morgan Securities LLC (“J.P. Morgan”) delivered its written opinion to the Woodward board that, as of January 12, 2020 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Woodward.

The full text of the written opinion of J.P. Morgan, dated January 12, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. J.P. Morgan provided advisory services and its opinion for the information and assistance of Woodward and the Woodward board in connection with its consideration of the merger. J.P. Morgan’s opinion is not a recommendation as to how any Woodward stockholder should vote with respect to the Woodward share issuance proposal or any other matter. Pursuant to an engagement letter between Woodward and J.P. Morgan, Woodward has agreed to pay J.P. Morgan a transaction fee equal to $22,500,000, of which $5,000,000 became payable upon delivery of J.P. Morgan’s opinion to the Woodward board, and the remainder of which is contingent upon completion of the merger.

For a further discussion of J.P. Morgan’s opinion, Woodward’s relationship with J.P. Morgan and the terms of J.P. Morgan’s engagement, see “The Merger—Opinion of Woodward’s Financial Advisor” beginning on page 75 of this joint proxy statement/prospectus.

Opinion of Hexcel’s Financial Advisor (page 65)

Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the Hexcel board that, as of January 12, 2020 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Woodward and its affiliates) of shares of Hexcel common stock.

The full text of the written opinion of Goldman Sachs, dated January 12, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Hexcel board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Hexcel common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter between Hexcel and Goldman Sachs, Hexcel has agreed to pay Goldman Sachs a transaction fee equal to $24,000,000, $6,000,000 of which became payable at the announcement of the merger, and the remainder of which is contingent upon the completion of the merger.

For a further discussion of Goldman Sachs’ opinion, Hexcel’s relationship with Goldman Sachs and the terms of Goldman Sachs’ engagement, see “The Merger—Opinion of Hexcel’s Financial Advisor” beginning on page 65 of this joint proxy statement/prospectus.

Appraisal Rights in the Merger (page 105)

Woodward stockholders and Hexcel stockholders are not entitled to appraisal rights under the General Corporation Law of the State of Delaware. For more information, see “The Merger—Appraisal Rights in the Merger” beginning on page 105.

Interests of Woodward’s Directors and Executive Officers in the Merger (page 88)

In considering the Woodward board’s recommendation to vote for the Woodward share issuance proposal and the Woodward charter amendment proposal, Woodward stockholders should be aware that Woodward’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Woodward stockholders generally. These interests include:

•

On January 11, 2020, the Woodward board approved an amendment to Woodward options that had been previously awarded to Woodward employees other than the chief executive officer or any other employee who qualifies for post-termination continued vesting pursuant to the terms of such award. Such amendment provides that if on or within 24 months following the effective time, the award holder’s employment is terminated without “Cause” or the award holder terminates employment for “Good Reason” (for Woodward officers, including its executive officers, as such terms are defined in their Amended and Restated Executive Change-in-Control Severance Agreements (or substantially similarly titled agreement)), any option awards granted prior to January 11, 2020 that are outstanding and unvested as of the date of such termination will become fully vested (the “double-trigger vesting”). As of July 1, 2020 (which, solely for purposes of this joint proxy statement/prospectus, is the expected date used for the estimated closing of the merger), among Woodward’s executive officers, Jonathan W. Thayer, Thomas G. Cromwell, Sagar A. Patel, Chad R. Preiss and A. Christopher Fawzy would be eligible to receive the double-trigger vesting provided by the amendment, assuming their continued employment through the effective time. Woodward’s other executive officers, non-employee directors, and former executive officer Matthew F. Taylor, would not be eligible to receive the double-trigger vesting provided by the amendment.

•	On January 11, 2020, the Woodward board approved that at the effective time, each award granted under the cash component of Woodward’s long-term incentive program, including such awards held by each of the current executive officers of Woodward, Thomas A. Gendron, Robert F. Weber, Jr., and Messrs. Thayer, Cromwell, Patel, Preiss and Fawzy, as well as Mr. Taylor, that is outstanding as of immediately prior to the effective time, will be converted into the right to receive a cash amount, based on the greater of target or actual performance and prorated based on the portion of the applicable performance period that is completed through the effective time.

•

In connection with the merger, Woodward may establish a cash-based compensation program in the aggregate amount of $5 million to promote retention and to reward extraordinary effort (the “retention program”). Amounts under the retention program may be allocated to employees of Woodward (including Woodward’s executive officers) and payment of such amounts will be on the schedule and other terms determined by Woodward’s chief executive officer (or his designee), although neither the chief executive officer nor his designee may allocate any portion of the retention pool to himself or herself. Any retention bonus for an executive officer would be subject to approval by the compensation committee of the Woodward board.

•

The compensation committee of the Woodward board retains the discretion at any time to accelerate the vesting of any equity-based award or other compensation in connection with the termination of a Woodward service provider’s (including Woodward’s directors and executive officers) service, including in anticipation of the completion of the merger.

•

In the event that, prior to the closing of the merger, Woodward terminates an employee’s employment and such event otherwise would have constituted a qualifying termination, for purposes of eligibility for severance benefits, had it occurred during the two-year protected period in connection with a change in control, then Woodward retains the discretion to pay the change in control severance benefits to the terminated employee (including a terminated executive officer) upon such pre-change in control termination, subject to the discretion of the compensation committee of the Woodward board.

•	At closing of the merger, certain of Woodward’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company.

•	Woodward’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

•

In connection with an Amended and Restated Executive Change-in-Control Severance Agreement (or substantially similarly titled agreement) entered into with each Woodward executive officer (other than Messrs. Weber and Taylor), such Woodward executive officer would become entitled to certain severance benefits if such executive officer’s employment is terminated without “Cause” or the executive officer terminates employment for “Good Reason” (as such terms are defined therein) on or within two years following the effective time.

The Woodward board was aware of and considered these respective interests when deciding to adopt the merger agreement. For more information, see “The Merger—Interests of Woodward’s Directors and Executive Officers in the Merger” beginning on page 88.

Interests of Hexcel’s Directors and Executive Officers in the Merger (page 96)

In considering the recommendations of the Hexcel board with respect to the merger, Hexcel stockholders should be aware that Hexcel’s executive officers and directors have certain interests in the merger that may be different from, or in addition to, the interests of Hexcel stockholders generally. The Hexcel board was aware of these interests and considered them, among other matters, in making its recommendations. These interests include, among others, the accelerated vesting and payment of Hexcel’s equity awards and certain severance and other separation benefits that may be payable following termination of an executive officer’s employment after the effective time under severance agreements and the provision of indemnification and insurance arrangements pursuant to the merger agreement. For more information, see “The Merger—Interests of Hexcel’s Directors and Executive Officers in the Merger” beginning on page 96.

Governance and Leadership of the Combined Company After the Merger

Charter

If the Woodward charter amendment proposal is approved by the Woodward stockholders, the Woodward charter will be amended and restated effective upon the completion of the merger to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding. If the charter amendment proposal is not approved at the Woodward special meeting, the existing Woodward charter would continue to be the certificate of incorporation of Woodward and, following the completion of the merger, of the combined company.

Bylaws

On January 11, 2020, the Woodward board approved the amendment and restatement of the bylaws of Woodward, which became effective immediately, to include a forum selection clause that establishes the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain legal claims and actions, unless Woodward consents in writing to the selection of an alternate forum. Pursuant to the terms of the merger agreement, effective upon the completion of the merger, Woodward will amend the bylaws of the combined company to give effect to the agreement of Woodward and Hexcel with respect to governance and leadership of the combined company, as described below.

Board of Directors

Pursuant to the terms of the merger agreement, following the completion of the merger, the board of directors of the combined company after the merger will have ten (10) members, consisting of:

•	Mr. Stanage, the current Chairman, Chief Executive Officer and President of Hexcel;

•	Mr. Gendron, the current Chairman, Chief Executive Officer and President of Woodward;

•	four (4) additional members of the Woodward board prior to the completion of the merger, designated by Woodward prior to the completion of the merger; and

•	four (4) additional members of the Hexcel board prior to the completion of the merger, designated by Hexcel prior to the completion of the merger.

Chief Executive Officer; Chairman; Lead Independent Director

Following completion of the merger, Mr. Stanage will serve as Chief Executive Officer of the combined company. Following completion of the merger, Mr. Gendron will serve as Executive Chairman of the combined company until the first anniversary of the closing of the merger, at which time Mr. Gendron intends to retire from the combined company and will then serve as non-executive Chairman of the combined company until the second anniversary of the completion of the merger. At that point, Mr. Stanage will assume the role of Chairman of the board of directors of the combined company in addition to his role as Chief Executive Officer of the combined company. A lead independent director will also be designated from among the members of the board of directors of the combined company as mutually agreed by Woodward and Hexcel prior to the completion of the merger.

Name and Headquarters of the Combined Company After the Merger

If the Woodward charter amendment proposal is approved by Woodward stockholders, the name of the combined company will be changed effective upon the completion of the merger to be “Woodward Hexcel, Inc.” Following the merger, shares of Woodward Hexcel common stock will be traded on either Nasdaq or the NYSE, as the parties mutually agree, under the symbol “WXL.”

As of the effective time, the headquarters of the combined company will be located in Fort Collins, Colorado.

Regulatory Approvals (page 104)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC, and all statutory waiting period requirements have been satisfied. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. Woodward and Hexcel each filed their respective HSR Act notification forms on January 27, 2020, and the waiting period expired on February 26, 2020.

Completion of the merger is further subject to the receipt of other required regulatory approvals or clearances under the competition laws of the European Union, the People’s Republic of China and Turkey, and under the foreign investment laws of France.

There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Conditions to Complete the Merger (page 120)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•	approval of the Woodward share issuance proposal by Woodward stockholders and the Hexcel merger proposal by Hexcel stockholders;

•	authorization for listing of the shares of Woodward common stock to be issued in the merger, subject to official notice of issuance;

•	the expiration or termination of any waiting period applicable to the merger under the HSR Act (which expired on February 26, 2020) and the receipt of certain other required regulatory approvals;

•	effectiveness of the registration statement on Form S-4 for the Woodward common stock to be issued in the merger;

•	the absence of any law, order, injunction, decree or other legal restraint preventing the completion of the merger or making the completion of the merger illegal;

•	subject to certain exceptions, the accuracy of the representations and warranties of each of Woodward and Hexcel;

•	performance by each of Woodward and Hexcel of its obligations under the merger agreement in all material respects;

•	the absence of any material adverse effect on the other party, as defined in the merger agreement; and

•	receipt by Hexcel of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination of the Merger Agreement (page 121)

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the required vote by Woodward stockholders or Hexcel stockholders, as applicable, in the following circumstances:

•	by mutual written consent of Hexcel and Woodward;

•

by either Woodward or Hexcel if any governmental entity that must grant regulatory approvals (referred to as the “requisite regulatory approvals”) has denied approval of the merger and such denial has become final and nonappealable or any court or governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the merger, unless the failure to obtain a requisite regulatory approval or the issuance of such order, injunction, decree or other legal restraint, as applicable, is principally due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•

by either Woodward or Hexcel if the merger has not been consummated on or before December 31, 2020 (the “termination date”), unless the failure of the merger to occur by such date is principally due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•

by either Woodward or Hexcel (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained in the merger agreement) if there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Hexcel, in the case of a termination by Woodward, or Woodward, in the case of a termination by Hexcel, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within thirty (30) days (or such fewer days as remain prior to the termination date) following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by either Woodward or Hexcel if (i) the approval of the Woodward share issuance proposal by Woodward stockholders has not been obtained following a vote taken at the Woodward special meeting (unless the Woodward special meeting has been validly adjourned or postponed, or validly requested by Hexcel to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof) or (ii) the approval of the Hexcel merger agreement proposal by Hexcel stockholders has not been obtained following a vote taken at the Hexcel special meeting (unless the Hexcel special meeting has been validly adjourned or postponed, or validly requested by Woodward to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof);

•

by Woodward, at any time prior to the approval of the Hexcel merger proposal by Hexcel stockholders, if (i) Hexcel or the Hexcel board has made a board recommendation change or (ii) there has been a willful breach by Hexcel (including by the Hexcel board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Hexcel board recommendation; or

•

by Hexcel, at any time prior to the approval of the Woodward share issuance proposal by Woodward stockholders, if (i) Woodward or Woodward board has made a board recommendation change or (ii) there has been a willful breach by Woodward (including by the Woodward board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Woodward board recommendation in any material respect.

Termination Fee (page 122)

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of Hexcel’s or Woodward’s respective boards, Hexcel or Woodward may be required to pay a termination fee to the other equal to $250 million.

Accounting Treatment (page 104)

Woodward and Hexcel each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The merger will be accounted for using the acquisition method of accounting, and Woodward will be treated as the accounting acquirer.

The Rights of Hexcel Stockholders Will Change as a Result of the Merger (page 142)

The rights of Hexcel stockholders are governed by Delaware law and by the certificate of incorporation and bylaws of Hexcel. In the merger, Hexcel stockholders will become holders of common stock of the combined company, and their rights will continue to be governed by Delaware law and the certificate of incorporation of Woodward as amended by the Woodward charter amendment (subject to the approval of Woodward stockholders of the Woodward charter amendment proposal) and the bylaws of Woodward, as amended pursuant to the terms of the merger agreement. Hexcel stockholders will have different rights once they become holders of common stock of the combined company due to differences between the Hexcel governing documents and the Woodward governing documents. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page 142.

Listing of Woodward Common Stock; Delisting and Deregistration of Hexcel Common Stock

The shares of Woodward common stock to be issued in the merger will be listed for trading on either Nasdaq or the NYSE, as the parties mutually agree. Following the merger, shares of Woodward common stock will be traded on either Nasdaq or the NYSE, as the parties mutually agree, under the symbol “WXL.” In addition, following the merger, Hexcel common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

The Woodward Special Meeting (page 37)

The Woodward special meeting will be held at [            ] on [            ], 2020, at [            ], local time. At the Woodward special meeting, Woodward stockholders will be asked to vote on the following matters:

•	approve the Woodward share issuance proposal;

•	approve the Woodward charter amendment proposal; and

•	approve the Woodward adjournment proposal.

You may vote at the Woodward special meeting if you owned shares of Woodward common stock at the close of business on [            ], 2020. On that date there were [            ] shares of Woodward common stock outstanding, approximately [    ]% of which were owned and entitled to be voted by Woodward directors and executive officers and their affiliates. We currently expect that Woodward’s directors and executive officers will vote their shares in favor of the Woodward share issuance proposal, the Woodward charter amendment proposal and the Woodward adjournment proposal, although none of them have entered into any agreements obligating them to do so.

The Woodward share issuance proposal will be approved if the holders of a majority of the outstanding shares of stock entitled to vote on the Woodward share issuance proposal present in person or by proxy at the Woodward special meeting vote “FOR” such proposal. The Woodward charter amendment proposal will be approved if the holders of two-thirds of the outstanding shares of Woodward common stock vote “FOR” such proposal. The Woodward adjournment proposal will be approved if the holders of a majority of the outstanding shares of stock entitled to vote on the Woodward adjournment proposal present in person or by proxy at the Woodward special meeting vote “FOR” such proposal.

If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Woodward share issuance proposal or the Woodward adjournment proposal, as applicable. If you fail to submit a proxy or to vote in person at the Woodward special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Woodward share issuance proposal or the Woodward adjournment proposal, your shares will not be deemed to be represented at the Woodward special meeting, and it will have no effect on the Woodward share issuance proposal or the Woodward adjournment proposal, as applicable. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Woodward special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Woodward charter amendment proposal, it will have the same effect as a vote “AGAINST” the Woodward charter amendment proposal.

The Hexcel Special Meeting (page 43)

The Hexcel special meeting will be held at [            ] on [            ], 2020, at [            ], local time. At the Hexcel special meeting, Hexcel stockholders will be asked to vote on the following matters:

•	approve the Hexcel merger proposal;

•	approve the Hexcel compensation proposal;

•	approve the Hexcel charter amendment proposal; and

•	approve the Hexcel adjournment proposal.

You may vote at the Hexcel special meeting if you owned shares of Hexcel common stock at the close of business on [            ], 2020. On that date there were [            ] shares of Hexcel common stock outstanding, approximately [            ] percent ([    ]%) of which were owned and entitled to be voted by Hexcel directors and executive officers and their affiliates. We currently expect that Hexcel’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

The Hexcel merger proposal will be approved if the holders of a majority of the outstanding shares of Hexcel common stock entitled to vote on the Hexcel merger proposal vote “FOR” such proposal. The Hexcel compensation proposal and the Hexcel charter amendment proposal will be approved if the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel compensation proposal and the Hexcel charter amendment proposal, respectively, vote “FOR” such proposal. The Hexcel adjournment proposal will be approved if the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel adjournment proposal vote “FOR” such proposal.

If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Hexcel special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Hexcel merger proposal, it will have the same effect as a vote “AGAINST” the Hexcel merger proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Hexcel compensation proposal, the Hexcel charter amendment proposal and the Hexcel adjournment proposal, as applicable. If you fail to submit a proxy or to vote in person at the Hexcel special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Hexcel compensation proposal, the Hexcel charter amendment proposal or the Hexcel adjournment proposal, your shares will not be deemed to be represented at the Hexcel special meeting, and it will have no effect on the Hexcel compensation proposal, the Hexcel charter amendment proposal or the Hexcel adjournment proposal, as applicable.

Certain Beneficial Owners of Woodward Common Stock (page 154)

At the close of business on [            ], 2020, directors and executive officers of Woodward beneficially owned and were entitled to vote approximately [            ] shares of Woodward common stock, collectively

representing [    ]% of the shares of Woodward common stock outstanding on [            ], 2020. Although none of them has entered into any agreement obligating them to do so, Woodward currently expects that all of its directors and executive officers will vote their shares “FOR” the Woodward share issuance proposal, “FOR” the Woodward charter amendment proposal and “FOR” the Woodward adjournment proposal. For more information regarding the security ownership of Woodward directors and executive officers, see “Security Ownership of Woodward Beneficial Owners and Management” beginning on page 154.

Certain Beneficial Owners of Hexcel Common Stock (page 156)

At the close of business on [            ], 2020, directors and executive officers of Hexcel beneficially owned and were entitled to vote approximately [            ] shares of Hexcel common stock, collectively representing [    ]% of the shares of Hexcel common stock outstanding on [            ], 2020. Although none of them has entered into any agreement obligating them to do so, Hexcel currently expects that all of its directors and executive officers will vote their shares “FOR” the Hexcel merger proposal, “FOR” the Hexcel compensation proposal, “FOR” the Hexcel charter amendment proposal and “FOR” the Hexcel adjournment proposal. For more information regarding the security ownership of Hexcel directors and executive officers, see “Security Ownership of Hexcel Beneficial Owners and Management” beginning on page 156.

Risk Factors (page 32)

In evaluating the merger agreement, the merger or the issuance of shares of Woodward common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 32.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WOODWARD

The following table presents selected historical consolidated financial data for Woodward as of and for the fiscal years ended September 30, 2019, 2018, 2017, 2016 and 2015, as of December 31, 2019 and for the three months ended December 31, 2019 and December 31, 2018. The statement of operations information for each of the three years in the period ended September 30, 2019 and the balance sheet information as of September 30, 2019 and 2018 have been obtained from Woodward’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended September 30, 2019, which is incorporated by reference into this joint proxy statement/prospectus. The statements of operations data for the years ended September 30, 2016 and 2015 and the balance sheet data as of September 30, 2017, 2016 and 2015 have been derived from Woodward’s consolidated financial statements for such years, which have not been incorporated into this joint proxy statement/prospectus by reference. The financial data as of December 31, 2019 and for the three months ended December 31, 2019 and December 31, 2018 have been obtained from Woodward’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Woodward’s Annual Report on Form 10-K for the fiscal year ended September 30, 2019 and Woodward’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019, including “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and related notes therein. See “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus.

	Three-Months Ended December 31,		Years Ended September 30,
	2019	2018	2019	2018	2017	2016	2015
	(In thousands except per share amounts)
Net sales (1)(2)	$720,355	$652,811	$2,900,197	$2,325,873	$2,098,685	$2,023,078	$2,038,303
Net earnings (1)(2)(3)(4)(5)(6)(7)(11)(12)	53,373	49,120	259,602	180,378	200,507	180,838	181,452
Earnings per share:
Basic earnings per share	0.86	0.79	4.19	2.93	3.27	2.92	2.81
Diluted earnings per share	0.83	0.77	4.02	2.82	3.16	2.85	2.75
Cash dividends per share	0.1625	0.1425	0.630	0.553	0.485	0.430	0.380
Income taxes (7)	8,175	12,395	61,010	39,200	52,240	45,648	59,497
Interest expense (8)	9,009	11,878	44,001	40,465	35,639	34,697	34,181
Interest income	487	371	1,413	1,674	1,725	2,025	787
Depreciation expense	22,546	21,169	85,982	71,389	55,140	41,550	45,994
Amortization expense	9,905	17,472	56,022	44,742	25,777	27,486	29,241
Capital expenditures	17,232	31,346	99,066	127,140	92,336	175,692	286,612
Weighted-average shares outstanding
Basic shares outstanding	61,991	61,818	61,950	61,493	61,366	61,893	64,684
Diluted shares outstanding	64,673	64,059	64,498	63,876	63,512	63,556	66,056

		At December 31,	At September 30,
		2019	2019	2018	2017	2016	2015
			(Dollars in thousands)
Working Capital		$537,152	$563,792	$523,619	$593,955	$463,811	$579,211
Total assets		4,007,169	3,956,526	3,790,649	2,757,109	2,642,362	2,512,404
Long-term debt, less current portion (9)		729,176	864,899	1,092,397	580,286	577,153	848,488
Total debt (9)		1,113,942	1,084,899	1,246,032	612,886	727,153	850,918
Total liabilities (10)		2,208,566	2,229,785	2,252,545	1,385,726	1,429,767	1,359,300
Stockholders’ equity		1,798,603	1,726,741	1,538,104	1,371,383	1,212,595	1,153,104
Full-time worker members		9,087	9,023	8,277	6,829	6,852	6,955

Notes:

1.

Woodward adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and all subsequently issued supplemental and/or clarifying ASUs related to ASU 2014-09 (collectively “ASC 606”) on October 1, 2018 and elected the modified retrospective transition method. The results for periods prior to fiscal year 2019 were not adjusted for the new standard and the cumulative effect of the change in accounting of $38,745 was recognized as a net increase to retained earnings at the date of adoption.
2.

On June 1, 2018, Woodward and its wholly-owned subsidiary, Woodward Aken GmbH acquired from Rolls-Royce PLC all of the outstanding shares of stock of L’Orange GmbH, together with its wholly-owned subsidiaries in China and Germany, as well as all of the outstanding equity interests of its affiliate, Fluid Mechanics LLC, and their related operations (collectively, “L’Orange” and subsequent to acquisition, “Woodward L’Orange”). As Woodward L’Orange was acquired during the third quarter of fiscal year 2018, net sales for fiscal year 2019 included sales of $332,009 from Woodward L’Orange and net sales for fiscal year 2018 included $102,905 of sales from Woodward L’Orange during the period June 1, 2018 through September 30, 2018.

3.

In fiscal year 2018, Woodward recorded restructuring charges, net of tax, totaling $12,674, the majority of which relate to Woodward’s decision to relocate its Duarte, California operations to Woodward’s newly renovated Drake Campus in Fort Collins, Colorado. The remaining restructuring charges recognized during the second quarter of fiscal year 2018 consist of workforce management costs related to aligning Woodward’s industrial turbomachinery business with current market conditions.

4.

In fiscal year 2019, Woodward recorded total charges, net of tax, of $44,286 related to (i) move costs associated with the relocation of its Duarte, California operations to Woodward’s newly renovated Drake Campus in Fort Collins, Colorado (“Duarte move related costs”), (ii) the purchase accounting impacts related to the amortization of the Woodward L’Orange backlog intangible, and (iii) charges associated with the impairment of accounts receivable, inventory and certain other assets in connection with the insolvency of Senvion, a significant customer of Woodward’s renewables business.

5.

In fiscal year 2018, Woodward recorded total charges, net of tax, of $42,018 related to (i) Duarte move related costs (ii) the purchase accounting impacts recognized in cost of goods sold related to the revaluation of the Woodward L’Orange inventory and the amortization of the backlog intangible, (iii) the transaction and integration costs associated with the acquisition of Woodward L’Orange, (iv) cost associated with an at-the-money-forward option, (v) warranty and indemnity insurance costs associated with the acquisition of Woodward L’Orange, and (vi) German real estate transfer tax costs associated with the acquisition of Woodward L’Orange.

6.	In fiscal year 2016, Woodward recorded special charges, net of tax, totaling approximately $10,478 related to its efforts to consolidate facilities, reduce costs and address current market conditions.
7.

In fiscal year 2019, Woodward recognized a tax expense of $10,588, or $0.17 per basic and diluted share, related to final regulations issued by the Internal Revenue Service that modified the one-time repatriation tax on deferred foreign income computation required by the change in U.S. tax regulation in December 2017. In fiscal year 2018, Woodward recognized a tax expense of $10,860, or $0.18 and $0.17 per basic and diluted share, respectively, related to the transition impacts of the change in U.S. tax legislation in December 2017. In fiscal year 2016, Woodward recognized a tax benefit of $6,500, or $0.10 per basic and diluted share, related to the retroactive impact of the permanent reinstatement of the U.S. research and experimentation credit (“R&E Credit”) pertaining to fiscal year 2015. In fiscal year 2015, Woodward recognized a tax benefit of $5,818, or $0.09 per basic and diluted share, related to the retroactive impact of the reinstatement of the R&E Credit pertaining to fiscal year 2014.

8.

Interest expense for fiscal years 2018, 2017, 2016 and 2015 includes an increase of $8,695, $8,209, $7,921, and $9,317 respectively, due to the impact of retrospectively applying Accounting Standards Update (“ASU”) 2017-07, “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” The interest cost component of net periodic benefit costs included in interest expense for fiscal year 2019 was $9,444.

9.

In addition to the use of cash on hand, to finance the acquisition of L’Orange, in May 2018 Woodward issued an aggregate principal amount of $400,000 of senior unsecured notes in a series of private placement transactions and borrowed $167,420 under its existing revolving credit agreement.

10.

On January 4, 2016, Woodward and General Electric Company (“GE”), acting through its GE Aviation business unit, consummated the formation of a strategic joint venture between Woodward and GE (the “JV”). Woodward determined that the JV formation was not the culmination of an earnings event because Woodward has significant performance obligations to support the future operations of the JV. Therefore, Woodward recorded the $250,000 consideration received from GE for its purchase of a 50% equity interest in the JV as deferred income. The $250,000 deferred income will be recognized as an increase to net sales in proportion to revenue realized on sales of applicable fuel systems within the scope of the JV in a particular period as a percentage of total revenue expected to be realized by Woodward over the estimated remaining lives of the underlying commercial aircraft engine programs assigned to the JV. Total liabilities include $237,197 as of December 31, 2019, $238,905 as of September 30, 2019, $242,387 as of September 30, 2018, $243,347 as of September 30, 2017, and $244,739 as of September 30, 2016 of unamortized deferred income realized related to the JV.

11.	On December 30, 2019, Woodward closed on the sale of one of two parcels of real property at its former Duarte, California operations and recorded a gain on sale of assets, net of tax, of $10,175.
12.

In the first quarter of fiscal year 2020, Woodward recorded a non-cash impairment charge, net of tax, of $28,016 related to the approved plan to divest of Woodward’s renewable power systems business and related other businesses (the “Woodward wind business”).

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HEXCEL

The following table presents selected historical consolidated financial data for Hexcel as of and for the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015. The statement of operations information for each of the three years in the period ended December 31, 2019 and the balance sheet information as of December 31, 2019 and 2018 have been obtained from Hexcel’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus. The statements of operations data for the years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from Hexcel’s audited consolidated financial statements for such years, which have not been incorporated into this joint proxy statement/prospectus by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Hexcel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, including “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and related notes therein. See “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus.

	Years Ended December 31,
(In millions, except per share data)	2019	2018	2017	2016	2015
Results of Operations:
Net sales	$2,355.7	$2,189.1	$1,973.3	$2,004.3	$1,861.2
Cost of sales:	1,715.3	1,608.3	1,421.5	1,439.7	1,328.4

Gross margin	640.4	580.8	551.8	564.6	532.8
Selling, general and administrative expenses	158.7	146.0	151.8	157.6	156.1
Research and technology expenses	56.5	55.9	49.4	46.9	44.3
Other expense (income), net	—	7.7	—	—	—

Operating income	425.2	371.2	350.6	360.1	332.4
Interest expense, net	45.5	37.7	27.4	22.1	14.2
Non-operating expense, net	—	—	—	0.4	—

Income before income taxes and equity in earnings	379.7	333.5	323.2	337.6	318.2
Provision for income taxes	76.8	62.5	42.5	90.3	83.0

Income before equity in earnings	302.9	271.0	280.7	247.3	235.2
Equity in earnings from affiliated companies	3.7	5.6	3.3	2.5	2.0

Net income	$306.6	$276.6	$284.0	$249.8	$237.2

Basic net income per common share	$3.61	$3.15	$3.13	$2.69	$2.48
Diluted net income per common share	$3.57	$3.11	$3.09	$2.65	$2.44
Weighted-average shares outstanding:
Basic	84.9	87.9	90.6	92.8	95.8
Diluted	85.8	89.0	91.9	94.2	97.2
Financial Position:
Total assets	$3,128.6	$2,824.1	$2,780.9	$2,400.6	$2,187.4
Working capital	$382.3	$349.1	$394.6	$335.1	$341.2
Long-term notes payable and capital lease obligations	$1,050.6	$947.4	$805.6	$684.4	$576.5
Dividends per share of common stock	$0.64	$0.55	$0.47	$0.44	$0.40
Stockholders’ equity	$1,446.1	$1,322.0	$1,495.1	$1,244.9	$1,179.6
Other Data:
Depreciation and amortization	$141.7	$123.1	$104.5	$93.3	$76.4
Accrual basis capital expenditures	$191.0	$179.1	$284.4	$320.2	$289.0
Shares outstanding at year-end, less treasury stock	83.6	84.8	89.6	91.4	93.5

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

The following table sets forth selected historical per share information of Woodward and Hexcel and unaudited pro forma combined per share information after giving effect to the merger as contemplated by the merger agreement. The pro forma per share information gives effect to the merger as if it had been completed on December 31, 2019 with respect to the book value per share data, and on October 1, 2018 with respect to basic and diluted net earnings per share data. The pro forma per share financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the merger actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma per share financial information.

The following historical and unaudited pro forma per share financial data should be read in conjunction with the audited financial statements as of and for the year ended September 30, 2019 of Woodward, the unaudited financial statements as of and for the three months ended December 31, 2019 of Woodward, the audited financial statements as of and for the year ended December 31, 2019 of Hexcel, the unaudited financial statements as of and for the nine months ended September 30, 2019 of Hexcel, and the section titled “Selected Unaudited Pro Forma Condensed Combined Financial Data” and related notes included in this joint proxy statement/prospectus.

	Three months ended December 31, 2019	Year ended September 30, 2019
Woodward Historical Data
Basic net earnings per share	$0.86		$4.19
Diluted net earnings per share	$0.83		$4.02
Book value per share	$28.94		$27.89
Dividends per share (i)	$0.16		$0.63

Hexcel Historical Data
Basic net earnings per share	$0.87		$3.61
Diluted net earnings per share	$0.86		$3.57
Book value per share	$17.30		$16.76
Dividends per share	$0.17		$0.64

Combined Company Unaudited Pro Forma Data
Basic net earnings per share	$0.90		$4.17
Diluted net earnings per share	$0.88		$4.06
Book value per share	$71.11	$	N/A
Dividends per share (i)	$0.28		$1.12

Hexcel Unaudited Pro Forma Equivalent Data (ii)
Basic net earnings per share	$0.56		$2.61
Diluted net earnings per share	$0.55		$2.54
Book value per share	$44.44	$	N/A
Dividends per share (i)	$0.18		$0.70

i)	On February 3, 2020, Woodward announced that it is increasing its quarterly cash dividend to $0.28 per share starting with its next dividend.
ii)	The Hexcel unaudited pro forma equivalent data was calculated by multiplying the combined company unaudited pro forma data by the exchange ratio of 0.6250.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “anticipate,” “estimate,” “continue,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “objective,” “goal,” “positions,” “prospects,” “potential,” “will,” “would,” “should,” “could,” “may” and words and terms of similar substance identify forward-looking statements, including any statements or discussions regarding timing of completion of the merger, expected benefits of the merger and the future operating or financial performance of Woodward, Hexcel or the combined company identify forward-looking statements. All forward-looking statements are management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the factors relating to the merger discussed under the caption “Risk Factors” beginning on page 32 and the factors previously disclosed in Woodward’s and Hexcel’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	delays in completing the merger;

•

the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and stockholder approvals or to satisfy any of the other conditions to the closing of the merger on a timely basis or at all;

•

the possibility that the anticipated benefits of the merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Woodward and Hexcel do business;

•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger;

•	the ability to complete the merger and integration of Woodward and Hexcel successfully;

•	the challenges of integrating, retaining and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	failure to attract new suppliers and retain existing suppliers in the manner anticipated;

•	the effect of divestitures that may be required by regulatory authorities in certain markets in which Woodward and Hexcel compete;

•	any interruption or breach of security as a result of systems integration resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;

•	changes in Woodward’s stock price before closing, including as a result of the financial performance of Hexcel prior to closing;

•	the dilution caused by Woodward’s issuance of additional shares of its capital stock in connection with the merger;

•	operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to information technology systems, on which Woodward and Hexcel are highly dependent;

•

changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation and financial accounting and reporting, government contracting, environmental protection and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of any government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•	changes in interest rates, which may affect Woodward’s or Hexcel’s net income and other future cash flows, or the market value of Woodward’s or Hexcel’s assets, including its investment securities;

•	changes in accounting principles, policies, practices or guidelines;

•	changes in any negative credit ratings or actions related to Woodward, or any other circumstance that could adversely affect Woodward’s ability to access the capital markets;

•	natural disasters, war, terrorist activities, epidemics or pandemics, including the Coronavirus; and

•

other economic, competitive, governmental, regulatory, technological and geopolitical factors affecting Woodward’s or Hexcel’s operations, pricing, costs and services, including the grounding of the Boeing 737 MAX aircraft.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Woodward and Hexcel claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Except as required by applicable law, neither Woodward nor Hexcel undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the reports that Woodward and Hexcel have filed with the SEC as described under “Where You Can Find More Information” beginning on page 160.

We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30, you should carefully consider the following risk factors in deciding whether to vote for the approval of the merger agreement.

Because the market price of Woodward common stock may fluctuate, Hexcel stockholders cannot be certain of the market value of the merger consideration they will receive.

In the merger, each share of Hexcel common stock issued and outstanding immediately prior to the effective time (other than certain shares owned by Woodward, Hexcel or Merger Sub) will be converted into 0.6250 shares of Woodward common stock. This exchange ratio will not be adjusted for changes in the market price of either Woodward common stock or Hexcel common stock between the date of the merger agreement and the effective time. Changes in the price of Woodward common stock prior to the merger will affect the value that Hexcel stockholders will receive in the merger.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Hexcel’s and Woodward’s businesses, operations and prospects and regulatory considerations, many of which factors are beyond Hexcel’s and Woodward’s control. Therefore, at the time of the Hexcel special meeting, Hexcel stockholders will not know the market value of the consideration to be received at the effective time. Hexcel stockholders should obtain current market quotations for shares of Woodward common stock and for shares of Hexcel common stock.

The market price of Woodward common stock after the merger may be affected by factors different from those affecting the shares of Hexcel or Woodward currently.

In the merger, Hexcel stockholders will become Woodward stockholders. Woodward’s business differs from that of Hexcel. Accordingly, the results of operations of the combined company and the market price of Woodward common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Woodward and Hexcel. For a discussion of the businesses of Woodward and Hexcel and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 160.

Woodward and Hexcel have not obtained updated fairness opinions from J.P. Morgan and Goldman Sachs, respectively, reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

Woodward and Hexcel have not obtained updated fairness opinions either as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of such opinions from J.P. Morgan and Goldman Sachs, which are Woodward’s and Hexcel’s respective financial advisors. Changes in the operations and prospects of Woodward or Hexcel, general market and economic conditions and other factors which may be beyond the control of Woodward and Hexcel, and on which the fairness opinions were based, may have altered the value of Woodward or Hexcel or the prices of shares of Woodward common stock and shares of Hexcel common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the dates of those opinions.

Combining Woodward and Hexcel may be more difficult, costly or time-consuming than expected and Woodward and Hexcel may fail to realize the anticipated benefits of the merger, including expected financial and operating performance of the combined company.

The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Woodward and Hexcel. To realize the anticipated benefits and cost savings from the merger, Woodward and Hexcel must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If Woodward and Hexcel are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated.

Woodward and Hexcel have operated and, until the completion of the merger, must continue to operate independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, suppliers and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Woodward and Hexcel during this transition period and for an undetermined period after completion of the merger on the combined company. All projections regarding the combined company’s business are, by their nature, estimates which are subject to risks and uncertainties. Business and financial measures of the combined company, including, but not limited to, revenue, free cash flow, synergies and dividend yield, are uncertain and subject to change based on changes in assumptions underlying such measures or other changes in circumstances, many of which may be outside of Woodward’s or Hexcel’s control.

The combined company may be unable to retain Woodward and/or Hexcel personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Woodward and Hexcel. It is possible that these employees may decide not to remain with Woodward or Hexcel, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Woodward and Hexcel to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Woodward and Hexcel may not be able to locate or retain suitable replacements for any key employees who leave either company.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, applicable waiting periods must expire or terminate and applicable approvals must be obtained under certain antitrust, competition and foreign investment laws and regulations. In deciding whether to grant regulatory clearances and approvals, the relevant governmental entities may consider, among other things, the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the merger or imposing additional material costs on or materially limiting the revenues of the combined company following the merger. In addition, neither Woodward nor Hexcel can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. For a more detailed description of the regulatory review process, see “The Merger—Regulatory Approvals” beginning on page 104.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are preliminary and estimated, and the actual financial condition and results of operations of the combined company after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the Hexcel identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Hexcel as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 129.

Certain of Woodward’s and Hexcel’s directors and executive officers may have interests in the merger that may differ from the interests of Woodward stockholders and Hexcel stockholders.

Woodward stockholders and Hexcel stockholders should be aware that some of Woodward’s and Hexcel’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Woodward stockholders and Hexcel stockholders generally. These interests and arrangements may create potential conflicts of interest. The Woodward board and the Hexcel board were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that holders of common stock vote to for the merger agreement and the Woodward share issuance, as applicable. For a more complete description of these interests, see “The Merger—Interests of Woodward’s Directors and Executive Officers in the Merger” beginning on page 88 and “The Merger—Interests of Hexcel’s Directors and Executive Officers in the Merger” beginning on page 96.

Termination of the merger agreement could negatively impact Woodward or Hexcel.

If the merger agreement is terminated, there may be various consequences. For example, Woodward’s or Hexcel’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Woodward’s or Hexcel’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either Woodward or Hexcel may be required to pay a termination fee of $250 million to the other party.

Additionally, each of Woodward and Hexcel has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and filing and other fees paid or to be paid to the SEC and other regulatory agencies in connection with the merger. If the merger is not completed, Woodward and Hexcel would nonetheless have to recognize these expenses but without realizing the expected benefits of the merger.

Woodward and Hexcel will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Woodward or Hexcel. These uncertainties may impair Woodward’s or Hexcel’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Woodward or Hexcel to seek to change existing business relationships with Woodward or Hexcel. In addition, subject to certain exceptions, Woodward and Hexcel have agreed to operate their respective businesses in the ordinary course consistent with past practice prior to closing. See “The Merger Agreement—Covenants and Agreements” beginning on page 112 for a description of the restrictive covenants applicable to Woodward and Hexcel.

Holders of Woodward and Hexcel common stock will have a reduced ownership and voting interest in the combined company after the merger and will therefore have less voting influence over the combined company.

Holders of Woodward and Hexcel common stock currently have the right to vote in the election of the board of directors and on other matters involving Woodward and Hexcel, respectively. In the merger, each Hexcel stockholder who receives shares of Woodward common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than such holder’s percentage ownership of Hexcel. Upon completion of the merger, Hexcel stockholders as of immediately prior to the merger will collectively own approximately forty-five percent (45%) of the outstanding shares of the combined company immediately after the merger and Woodward stockholders as of immediately prior to the merger will collectively own approximately fifty-five percent (55%) of the outstanding shares of the combined company immediately after the merger (in each case, on a fully diluted basis and without regard to the fact that immediately prior to the merger, certain stockholders may own both Woodward and Hexcel stock). As a result, Hexcel stockholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on Hexcel, and Woodward stockholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on Woodward.

Woodward stockholders and Hexcel stockholders will not have appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under Section 262 of the DGCL, neither the Woodward stockholders nor the Hexcel stockholders will be entitled to appraisal rights in connection with the merger with respect to their shares of Woodward common stock or Hexcel common stock, respectively. Under Section 262 of the DGCL, stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because Woodward common stock is listed on Nasdaq, a national securities exchange, and because Hexcel stockholders will receive as merger consideration only shares of Woodward common stock, which will be publicly listed on either Nasdaq or the NYSE, as the parties mutually agree, upon the completion of the merger, and cash in lieu of fractional shares, Woodward stockholders and Hexcel stockholders will not be entitled to appraisal rights in connection with the merger.

Stockholder litigation could prevent or delay the closing of the merger or otherwise negatively impact the business and operations of Woodward and Hexcel.

Woodward and Hexcel may incur costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Woodward and Hexcel and could prevent or delay the consummation of the merger.

Risks Relating to Woodward’s Business

You should read and consider risk factors specific to Woodward’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Woodward’s Annual

Report on Form 10-K for the year ended September 30, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to Hexcel’s Business

You should read and consider risk factors specific to Hexcel’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE WOODWARD SPECIAL MEETING

This section contains information for Woodward stockholders about the special meeting that Woodward has called to allow Woodward stockholders to consider and vote on the Woodward share issuance, the Woodward charter amendment and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Woodward stockholders and a form of proxy card that the Woodward board is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Woodward special meeting will be held on [                    ], 2020 at [            ], at [            ] local time.

Matters to Be Considered

At the Woodward special meeting, Woodward stockholders will be asked to consider and vote upon the following proposals:

•	the Woodward share issuance proposal;

•	the Woodward charter amendment proposal; and

•	the Woodward adjournment proposal.

Recommendation of the Woodward Board

The Woodward board recommends that you vote “FOR” the Woodward share issuance proposal, “FOR” the Woodward charter amendment proposal and “FOR” the Woodward adjournment proposal. See “The Merger—Woodward’s Reasons for the Merger; Recommendation of the Woodward Board” beginning on page 72 for a more detailed discussion of the Woodward board’s recommendation.

Record Date and Quorum

The Woodward board has fixed the close of business on [                    ], 2020 as the record date for determination of Woodward stockholders entitled to notice of and to vote at the Woodward special meeting. On the record date for the Woodward special meeting, there were [            ] shares of Woodward common stock outstanding.

Holders of a majority of the shares of Woodward common stock outstanding on the record date must be present, either in person or by proxy, to constitute a quorum at the Woodward special meeting. If you fail to submit a proxy or to vote in person at the Woodward special meeting, your shares of Woodward common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Each share of Woodward common stock is entitled to one (1) vote on all matters properly submitted to Woodward stockholders at the Woodward special meeting.

As of [    ], 2020 the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, Woodward directors and executive officers and their affiliates owned and were entitled to vote approximately [    ] shares of Woodward common stock, representing [    ] percent ([    ]%) of the outstanding shares of Woodward common stock outstanding as of the Woodward record date. We currently expect that Woodward’s directors and executive officers will vote their shares in favor of the

Woodward share issuance proposal, the Woodward charter amendment proposal and the Woodward adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Vote Required; Treatment of Abstentions and Failure to Vote

Woodward share issuance proposal:

•

Vote required: Approval of the Woodward share issuance proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Woodward share issuance proposal present in person or by proxy at the Woodward special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Woodward share issuance proposal. If you fail to submit a proxy or to vote in person at the Woodward special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Woodward share issuance proposal, your shares will not be deemed to be represented at the Woodward special meeting, and it will have no effect on the Woodward share issuance proposal.

Woodward charter amendment proposal:

•	Vote required: Approval of the Woodward charter amendment proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Woodward common stock.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote in person at the Woodward special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Woodward charter amendment proposal, it will have the same effect as a vote “AGAINST” the Woodward charter amendment proposal.

Woodward adjournment proposal:

•

Vote required: Approval of the Woodward adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the Woodward adjournment proposal present in person or by proxy at the Woodward special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Woodward adjournment proposal. If you fail to submit a proxy or to vote in person at the Woodward special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Woodward adjournment proposal, your shares will not be deemed to be represented at the Woodward special meeting, and it will have no effect on the Woodward adjournment proposal.

Attending the Special Meeting

Your proxy card is your admission ticket. When you arrive at the Woodward special meeting, you will be asked to present photo identification, such as a driver’s license. If you are a beneficial owner of Woodward common stock held by a broker, bank or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your Woodward common stock held in nominee name in person, you must get a “legal proxy” in your name from the broker, bank or other nominee that holds your shares and present it with your identification at the meeting. You should indicate that you plan to attend the Woodward special meeting when submitting your proxy card by checking the box under the caption “Meeting Attendance” on the proxy card. If you are a beneficial owner of Woodward common stock held by a broker, bank or other nominee, or if you are a record holder and have not submitted your proxy card or did not indicate on your submitted proxy card that you plan to attend the Woodward special meeting, please contact the office of the Corporate Secretary at Woodward, Inc., 1081 Woodward Way, Fort Collins, Colorado 80524 to request an admission ticket. If you do not have an admission ticket, you must present proof of ownership in order to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership.

Proxies

A Woodward stockholder may vote by proxy or in person at the Woodward special meeting. If you hold your shares of Woodward common stock in your name as a holder of record, to submit a proxy, you, as a Woodward stockholder, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Woodward requests that Woodward stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Woodward as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Woodward common stock represented by it will be voted at the Woodward special meeting in accordance with the instructions contained on the proxy card.

If a holder’s shares are held in “street name” by a broker, bank or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Woodward special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may revoke your proxy at any time before it is voted at the meeting.

Shares Held in Street Name

If your shares are held in “street name” through a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.

You may not vote shares held in “street name” by returning a proxy card directly to Woodward or by voting in person at the Woodward special meeting unless you provide a “legal proxy” giving you the right to vote the shares, which you must obtain from your broker, bank or other nominee. If you choose to vote your shares in person at the Woodward special meeting, please bring proof of identification and the proxy from your bank, broker or other nominee.

Further, brokers, banks or other nominees who hold shares of Woodward common stock on behalf of their customers may not give a proxy to Woodward to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Woodward special meeting.

Revocability of Proxies

If you are a Woodward stockholder of record, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to Woodward’s corporate secretary;

•	granting a subsequently dated proxy;

•	voting by telephone or the Internet at a later time; or

•	attending in person and voting at the Woodward special meeting.

If you hold your shares of Woodward common stock through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Attendance at the Woodward special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Woodward after the vote will not affect the vote. Woodward’s corporate secretary’s mailing address is: Corporate Secretary, Woodward, Inc., 1081 Woodward Way, Fort Collins, Colorado 80524. If the Woodward special meeting is postponed or adjourned, it will not affect the ability of Woodward stockholders of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to Woodward stockholders residing at the same address, unless such Woodward stockholders have notified Woodward of their desire to receive multiple copies of the joint proxy statement/prospectus.

Woodward will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Woodward stockholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Investor Relations at (970) 498-3580 or Woodward’s proxy solicitor, Innisfree M&A Incorporated, at the following address or phone number: 501 Madison Avenue, 20th Floor, New York, NY 10022, or stockholders may call toll-free at (877) 456-3507 (from the U.S. and Canada) or +1 (412) 232-3651 (from other countries), and banks & brokers may call collect at +1 (212) 750-5833.

Solicitation of Proxies

Woodward and Hexcel will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Woodward has retained Innisfree M&A Incorporated, for a fee of $25,000 plus reimbursement of out-of-pocket expenses for its services. Woodward and its proxy solicitor may also request banks, brokers and other intermediaries holding shares of Woodward common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Woodward. No additional compensation will be paid to our directors, officers or employees for solicitation.

Other Matters to Come Before the Woodward Special Meeting

Woodward management knows of no other business to be presented at the Woodward special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Woodward board’s recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Woodward’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at (970) 498-3580 or Woodward’s proxy solicitor, Innisfree M&A Incorporated, at the following address or phone number: 501 Madison Avenue, 20th Floor, New York, NY 10022, or stockholders may call toll-free at (877) 456-3507 (from the U.S. and Canada) or +1 (412) 232-3651 (from other countries), and banks & brokers may call collect at +1 (212) 750-5833.

WOODWARD PROPOSALS

Proposal 1: Woodward Share Issuance Proposal

Woodward is asking Woodward stockholders to approve the issuance of shares of Woodward common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the transactions contemplated thereby. Woodward stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger, and the issuance of shares of Woodward common stock in connection with the merger and the other transactions contemplated by the merger agreement. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Woodward board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Woodward and the Woodward stockholders and adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Accordingly, the Woodward board directed that the Woodward share issuance proposal be submitted to the Woodward stockholders and recommended that Woodward stockholders approve the Woodward share issuance proposal. See “The Merger—Woodward’s Reasons for the Merger; Recommendation of the Woodward Board” beginning on page 72 in this joint proxy statement/prospectus for a more detailed discussion of the Woodward board’s recommendation.

The Woodward board recommends a vote “FOR” the Woodward share issuance proposal.

Proposal 2: Woodward Charter Amendment Proposal

In connection with the merger, Woodward is asking its stockholders to approve an amendment and restatement of the Woodward charter to effect the name change of Woodward to “Woodward Hexcel, Inc.,” increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares, subject to and effective only upon the completion of the merger, and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding. A copy of the proposed amended and restated Woodward charter is attached to this joint proxy statement/prospectus as Annex B. Woodward stockholders should read the proposed amended and restated Woodward charter in its entirety.

The Woodward board approved and recommends that the Woodward stockholders adopt the amended and restated Woodward charter.

The Woodward board recommends a vote “FOR” the Woodward charter amendment proposal.

Proposal 3: Woodward Adjournment Proposal

The Woodward special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Woodward special meeting to approve the Woodward share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Woodward stockholders.

If, at the Woodward special meeting, the number of shares of Woodward common stock present or represented and voting in favor of the Woodward share issuance proposal is insufficient to approve the Woodward share issuance proposal, Woodward intends to move to adjourn the Woodward special meeting in order to enable the Woodward board to solicit additional proxies for approval of the share issuance. In that event, Woodward will ask Woodward stockholders to vote upon the Woodward adjournment proposal, but not the Woodward share issuance proposal or the Woodward charter amendment proposal. The chairperson of the Woodward special meeting also has authority to adjourn the Woodward special meeting.

In this proposal, Woodward is asking Woodward stockholders to authorize the holder of any proxy solicited by the Woodward board on a discretionary basis to vote in favor of adjourning the Woodward special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Woodward stockholders who have previously voted, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Woodward stockholders.

The Woodward board recommends a vote “FOR” the Woodward adjournment proposal.

THE HEXCEL SPECIAL MEETING

This section contains information for Hexcel stockholders about the special meeting that Hexcel has called to allow Hexcel stockholders to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Hexcel stockholders and a form of proxy card that the Hexcel board is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Hexcel special meeting will be held on [                    ], 2020 at [            ], at [            ] local time.

Matters to Be Considered

At the Hexcel special meeting, holders of Hexcel common stock will be asked to consider and vote upon the following proposals:

•	the Hexcel merger proposal;

•	the Hexcel compensation proposal;

•	the Hexcel charter amendment proposal; and

•	the Hexcel adjournment proposal.

Recommendation of the Hexcel Board

The Hexcel board recommends that you vote “FOR” the Hexcel merger proposal, “FOR” the Hexcel compensation proposal, “FOR” the Hexcel charter amendment proposal and “FOR” the Hexcel adjournment proposal. See “The Merger—Hexcel’s Reasons for the Merger; Recommendation of the Hexcel Board” beginning on page 60 for a more detailed discussion of the Hexcel board’s recommendation.

Record Date and Quorum

The Hexcel board has fixed the close of business on [                    ], 2020 as the record date for determination of Hexcel stockholders entitled to notice of and to vote at the Hexcel special meeting. As of [                    ], 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were [            ] shares of Hexcel common stock outstanding.

Holders of a majority of the shares of Hexcel common stock outstanding on the record date must be present, either in person or by proxy, to constitute a quorum at the Hexcel special meeting. If you fail to submit a proxy or to vote in person at the Hexcel special meeting, your shares of Hexcel common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Each share of Hexcel common stock is entitled to one (1) vote on all matters properly submitted to holders of Hexcel common stock at the Hexcel special meeting.

As of [                    ], 2020 the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, Hexcel directors and executive officers and their affiliates owned and were entitled to vote approximately [            ] shares of Hexcel common stock, representing [            ] percent ([    ]%) of the outstanding shares of Hexcel common stock as of the Hexcel record date. We currently expect that Hexcel’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

Vote Required; Treatment of Abstentions and Failure to Vote

Hexcel merger proposal:

•

Vote required: Approval of the Hexcel merger proposal requires the affirmative vote the holders of a majority of the outstanding shares of Hexcel common stock entitled to vote on the Hexcel merger proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote in person at the Hexcel special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Hexcel merger proposal, it will have the same effect as a vote “AGAINST” the Hexcel merger proposal.

Hexcel compensation proposal:

•

Vote required: Approval of the Hexcel compensation proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel compensation proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Hexcel adjournment proposal. If you fail to instruct your bank, broker or other nominee how to vote with respect to the Hexcel compensation proposal, your shares will not be deemed to be represented at the Hexcel special meeting, and it will have no effect on the Hexcel compensation proposal.

Hexcel charter amendment proposal:

•

Vote required: Approval of the Hexcel charter amendment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel charter amendment proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Hexcel charter amendment proposal. If you fail to instruct your bank, broker or other nominee how to vote with respect to the Hexcel charter amendment proposal, your shares will not be deemed to be represented at the Hexcel special meeting, and it will have no effect on the Hexcel charter amendment proposal.

Hexcel adjournment proposal:

•

Vote required: Approval of the Hexcel adjournment proposal requires the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the Hexcel adjournment proposal.

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Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Hexcel adjournment proposal. If you fail to submit a proxy or to vote in person at the Hexcel special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Hexcel adjournment proposal, your shares will not be deemed to be represented at the Hexcel special meeting, and it will have no effect on the Hexcel adjournment proposal.

Attending the Special Meeting

The proxy card is your admission ticket. When you arrive at the Hexcel special meeting, you will be asked to present photo identification, such as a driver’s license. If you want to vote your shares of Hexcel common stock held in nominee name in person, you must get a “legal proxy” in your name from the broker, bank or other nominee that holds your shares. You should indicate that you plan to attend the Hexcel special meeting when submitting your proxy card by checking the box under the caption “Meeting Attendance” on the proxy card. If you are a beneficial owner of Hexcel common stock held by a broker, bank or other nominee, or if you are a record holder and have not submitted your proxy card or did not indicate on your submitted proxy card that you plan to attend the Hexcel special meeting, please contact the office of the Corporate Secretary at Hexcel Corporation, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901; facsimile number (203) 358-3972; email CorporateSecretary@Hexcel.com to request an admission ticket. If you do not have an admission ticket, you must present proof of ownership in order to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership.

Proxies

A holder of shares of Hexcel common stock may vote by proxy or in person at the Hexcel special meeting. If you hold your shares in your name as a holder of record, to submit a proxy, you, as a holder of Hexcel shares, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Hexcel requests that holders of Hexcel shares vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Hexcel as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares represented by it will be voted at the Hexcel special meeting in accordance with the instructions contained on the proxy card.

If a holder’s shares are held in “street name” by a broker, bank or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet. Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Hexcel special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may revoke your proxy at any time before it is voted at the meeting.

Shares Held in Street Name

If your shares of Hexcel common stock are held in “street name” through a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.

You may not vote shares of Hexcel common stock held in “street name” by returning a proxy card directly to Hexcel or by voting in person at the Hexcel special meeting unless you provide a “legal proxy” giving you the right to vote the shares, which you must obtain from your broker, bank or other nominee. If you choose to vote your shares in person at the Hexcel special meeting, please bring proof of identification.

Further, brokers, banks or other nominees who hold shares on behalf of their customers may not give a proxy to Hexcel to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Hexcel special meeting.

Revocability of Proxies

If you are a holder of shares of Hexcel common stock of record, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to Hexcel’s corporate secretary;

•	granting a subsequently dated proxy;

•	voting by telephone or the Internet at a later time; or

•	attending in person and voting at the Hexcel special meeting.

If you hold your shares of Hexcel common stock through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Attendance at the Hexcel special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Hexcel after the vote will not affect the vote. Hexcel’s corporate secretary’s mailing address is: Hexcel Corporation, 281 Tresser Boulevard, Two Stamford Plaza, Stamford, Connecticut 06901, Attention: Corporate Secretary. If the Hexcel special meeting is postponed or adjourned, it will not affect the ability of holders of Hexcel common stock as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of Hexcel common stock residing at the same address, unless such holders of Hexcel common stock have notified Hexcel of their desire to receive multiple copies of the joint proxy statement/prospectus.

Hexcel will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Hexcel common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Investor Relations at 203-352-6826 or InvestorRelations@Hexcel.com or Hexcel’s proxy solicitor, MacKenzie Partners, Inc. by calling toll-free at 800-322-2885.

Solicitation of Proxies

Woodward and Hexcel will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Hexcel has retained MacKenzie Partners, Inc. and estimates it will pay MacKenzie Partners, Inc. a fee of approximately $[            ] plus reimbursement of out-of-pocket expenses for MacKenzie Partners Inc.’s services. Hexcel and its proxy solicitor will also request banks, brokers and other intermediaries holding shares of Hexcel common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Hexcel. No additional compensation will be paid to our directors, officers or employees for solicitation.

You should not send in any Hexcel stock certificates with your proxy card (or, if you hold your shares in “street name” your voting instruction card). If the merger closes, the exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to holders of Hexcel common stock as soon as practicable after completion of the merger.

Other Matters to Come Before the Hexcel Special Meeting

Hexcel management knows of no other business to be presented at the Hexcel special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Hexcel board’s recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Hexcel’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at 203-696-0666 or InvestorRelations@Hexcel.com or Hexcel’s proxy solicitor, MacKenzie Partners, Inc., by calling toll-free at 800-322-2885.

HEXCEL PROPOSALS

Proposal 1: Hexcel Merger Proposal

Hexcel is asking holders of Hexcel common stock to approve the merger agreement and the transactions contemplated thereby. Holders of Hexcel common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Hexcel board approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger. See “The Merger—Hexcel’s Reasons for the Merger; Recommendation of the Hexcel board” beginning on page 60 for a more detailed discussion of the Hexcel board’s recommendation.

The Hexcel board recommends a vote “FOR” the Hexcel merger proposal.

Proposal 2: Hexcel Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21 thereunder, Hexcel is seeking a non-binding, advisory stockholder approval of the compensation of Hexcel’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of Hexcel’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Hexcel’s Named Executive Officers—Golden Parachute Compensation” beginning on page 100. The proposal gives holders of Hexcel common stock the opportunity to express their views on the merger-related compensation of Hexcel’s named executive officers.

Accordingly, Hexcel is asking holders of Hexcel common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the Hexcel named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Hexcel’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Hexcel’s Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”

The vote on the advisory compensation proposal is a vote separate and apart from the votes on the proposals to approve the Hexcel merger proposal and approve the Hexcel adjournment proposal. Accordingly, if you are a holder of Hexcel common stock, you may vote to approve the Hexcel merger proposal and/or the Hexcel adjournment proposal and vote not to approve the Hexcel compensation proposal, and vice versa. If the merger is completed, the merger-related compensation will be paid to Hexcel’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of Hexcel common stock fail to approve the advisory vote regarding merger-related compensation.

The Hexcel board recommends a vote “FOR” the advisory Hexcel compensation proposal.

Proposal 3: Hexcel Charter Amendment Proposal

Pursuant to the merger agreement, Woodward will, subject to the requisite vote of Woodward’s stockholders to approve the Woodward charter amendment proposal, amend and restate the Woodward charter to effect the name change of Woodward to “Woodward Hexcel, Inc.,” increase the number of authorized shares of

Woodward common stock from 150 million to 290 million shares, subject to and effective only upon the completion of the merger, and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding. Even though the Woodward charter amendment proposal is not a condition to the closing of the merger, the SEC has issued interpretive guidance with respect to the “unbundling” of proposals under the Exchange Act that requires Hexcel stockholders (in their capacity as stockholders of Hexcel) to also separately vote on the Woodward charter amendment. A copy of the proposed amended and restated Woodward charter is attached to this joint proxy statement/prospectus as Annex B. Hexcel stockholders should read the Woodward charter in its entirety.

Accordingly, Hexcel is asking holders of Hexcel common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the amendment to Woodward’s certificate of incorporation to increase the number of authorized shares of Woodward common stock and change the name of the combined company to “Woodward Hexcel, Inc.,” is hereby APPROVED.”

A copy of the Woodward charter amendments is attached to this joint proxy statement/prospectus as Annex B. Holders of Hexcel common stock should read the Woodward charter amendments in their entirety.

In the event that the Woodward charter amendments are not adopted as of the effective time, Woodward Hexcel is required to cause such charter amendments to be submitted to holders of shares of Woodward Hexcel common stock for their approval at the next annual meeting of Woodward Hexcel stockholders occurring following the effective time. Furthermore, Woodward Hexcel and the Woodward Hexcel board are required to recommend that Woodward Hexcel stockholders vote in favor of, and use reasonable best efforts to take all action necessary to obtain, the requisite vote to approve such charter amendments at such annual meeting and cause such charter amendments to become effective immediately after the receipt of such vote.

The vote on the Hexcel charter amendment proposal is a vote separate from the vote on the Hexcel merger proposal. Approval by Hexcel’s stockholders of the Hexcel charter amendment proposal is not a condition to completion of the merger. The votes received by Hexcel stockholders with respect to the Hexcel charter amendment proposal are advisory and will not be binding on Hexcel or Woodward (or the combined company that results from the merger) regardless of whether the Hexcel merger proposal is approved. If Woodward’s stockholders approve the Woodward charter amendments, such amendments will be subject to and effective only upon completion of the merger and effective as of the effective time. For more information on the existing rights of Hexcel stockholders and their post-merger rights as Woodward Hexcel stockholders, see “Comparison of Stockholders’ Rights” beginning on page 142.

The Hexcel board recommends a vote “FOR” the advisory Hexcel charter amendment proposal.

Proposal 4: Hexcel Adjournment Proposal

The Hexcel special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Hexcel special meeting to approve the Hexcel merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Hexcel stockholders.

If, at the Hexcel special meeting, the number of shares of Hexcel common stock present or represented and voting in favor of the Hexcel merger proposal is insufficient to approve the Hexcel merger proposal, Hexcel intends to move to adjourn the Hexcel special meeting in order to enable the Hexcel board to solicit additional proxies for approval of the merger. In that event, Hexcel will ask holders of Hexcel common stock to vote upon the Hexcel adjournment proposal, but not the Hexcel merger proposal, the Hexcel compensation proposal or the Hexcel charter amendment proposal. The chairperson of the Hexcel special meeting also has authority to adjourn the Hexcel special meeting.

In this proposal, Hexcel is asking holders of Hexcel common stock to authorize the holder of any proxy solicited by the Hexcel board on a discretionary basis to vote in favor of adjourning the Hexcel special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of Hexcel common stock who have previously voted, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Hexcel stockholders.

The Hexcel board recommends a vote “FOR” the Hexcel adjournment proposal.

INFORMATION ABOUT WOODWARD AND MERGER SUB

Woodward

Woodward is an independent designer, manufacturer, and service provider of control solutions for the aerospace and industrial markets, headquartered in Fort Collins, Colorado. Woodward’s innovative fluid, combustion, electrical, and motion control systems help customers offer cleaner, more reliable, and more efficient equipment. Woodward’s customers include leading original equipment manufacturers and end users of their products. Woodward has production and assembly facilities in the United States, Europe and Asia, and promotes its products and services through its worldwide locations.

Woodward’s common stock is traded on Nasdaq under the symbol “WWD.”

Woodward’s world headquarters are located at 1081 Woodward Way, Fort Collins, Colorado 80524. The telephone number at that location is (970) 482-5811. Additional information about Woodward can be found at www.woodward.com and in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160.

Merger Sub

Genesis Merger Sub, Inc., a wholly owned subsidiary of Woodward, is a Delaware corporation incorporated on January 9, 2020 for the purpose of effecting the merger. Genesis Merger Sub, Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. Merger Sub’s headquarters are located at 1081 Woodward Way, Fort Collins, Colorado 80524. The telephone number at that location is 970-482-5811.

INFORMATION ABOUT HEXCEL

Hexcel Corporation is a leading advanced composites company headquartered in Stamford, Connecticut. Hexcel develops, manufactures, and markets lightweight, high-performance structural materials, including carbon fibers, specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb, adhesives, radio frequency / electromagnetic interference and microwave absorbing materials, engineered honeycomb and composite structures, for use in Commercial Aerospace, Space & Defense and Industrial markets. Hexcel’s products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive and recreational products and other industrial applications.

Hexcel’s common stock is traded on the NYSE under the symbol “HXL.”

Hexcel’s headquarters are located at 281 Tresser Boulevard, Two Stamford Plaza, Stamford, Connecticut 06901. The telephone number at that location is (203) 969-0666. Additional information about Hexcel can be found at www.hexcel.com and in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 160.

Terms of the Merger

Each of the Hexcel board and the Woodward board has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The merger agreement provides that Merger Sub will merge with and into Hexcel, with Hexcel surviving the merger as a wholly owned subsidiary of Woodward.

In the merger, each share of Hexcel common stock issued and outstanding immediately prior to the effective time (other than certain shares owned by Woodward, Hexcel or Merger Sub) will be converted into the right to receive 0.6250 shares of Woodward common stock. Holders of Hexcel common stock will receive cash in lieu of fractional shares.

Hexcel stockholders are being asked to approve the merger agreement and approve the merger. Woodward stockholders are being asked to approve the issuance of shares of Woodward common stock, pursuant to the terms of the merger agreement, in an amount necessary to complete the merger and the other transactions contemplated by the merger agreement. See “The Merger Agreement” beginning on page 106 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of the Woodward board and the Hexcel board and Woodward’s and Hexcel’s management have regularly reviewed and assessed their respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to them, all with the goal of enhancing value for their respective stockholders.

On September 18, 2019, at a dinner attended by current and former directors and senior executives of Hexcel—including Nick L. Stanage, the Chairman, Chief Executive Officer and President of Hexcel, and Thomas A. Gendron, a director of Hexcel and the Chairman, Chief Executive Officer and President of Woodward—Mr. Stanage first raised with Mr. Gendron the possibility of a strategic combination of Woodward and Hexcel. Mr. Stanage described the potential reasons for such a combination, including the companies’ complementary products, technology, customers, strategic directions and growth trajectories, the benefits of the increased scale for the combined company’s customers, particularly in relation to investment in innovation focused on the key challenges facing the aerospace industry, and growth plans and potential synergies and cost savings. Mr. Gendron did not indicate whether Woodward would be interested in considering such a combination.

On September 23, 2019, Mr. Gendron called Mr. Stanage to discuss the possibility of a potential strategic combination raised by Mr. Stanage, including the strategic rationale and timing of a potential combination. Over the next two weeks, Mr. Stanage and Mr. Gendron discussed and corresponded on a preliminary basis regarding a potential strategic combination of Woodward and Hexcel, including the possibility of coordinating confidential meetings among a small group of senior management of both companies to explore on a preliminary basis the strategic rationale and potential synergies and cost savings of a potential combination. Mr. Gendron stated that further exploration of a potential combination would be subject to the Woodward board’s approval. Mr. Gendron and Mr. Stanage also discussed the possible leadership of the combined company following a potential combination, including possible roles of Mr. Stanage and Mr. Gendron in the combined company following the merger.

On October 6, 2019, Mr. Gendron, Mr. Stanage, A. Christopher Fawzy, Corporate Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer of Woodward, and Gail E. Lehman, Executive Vice President, General Counsel and Secretary of Hexcel, discussed the execution of a confidentiality agreement by Woodward and Hexcel. They also discussed structuring and governance considerations in a potential combination and each of the Woodward board’s and the Hexcel board’s process for approving further exploration of a potential combination and overseeing the exploration, evaluation and negotiation of a potential combination, particularly in light of Mr. Gendron’s role as a director of Hexcel. Following that discussion, Mr. Gendron also reviewed with John Cohn, Lead Independent Director of Woodward, the prior discussions between Mr. Gendron and Mr. Stanage regarding a potential combination, and discussed with Mr. Cohn a suggested process for the Woodward board to consider further exploration of a potential combination. In addition, Mr. Stanage reviewed with Jeffrey Campbell, Lead Independent Director of Hexcel, the prior discussions with Mr. Gendron regarding a potential combination, and discussed with Mr. Campbell a suggested process for the Hexcel board to consider further exploration of a potential combination.

On October 9, 2019, at a meeting of the Woodward board, Mr. Gendron reviewed with the directors the preliminary discussions with Hexcel with respect to a potential combination, including the strategic rationale and potential synergies and cost savings of a potential combination and a “merger of equals” approach of a potential combination, and discussed strategic alternatives with the Woodward board and the need to engage a financial advisor in connection with the evaluation of the potential combination, including potential candidates to act as financial advisor. A representative of Wilson Sonsini and Mr. Fawzy presented to the Woodward board on the directors’ fiduciary duties generally and in the context of exploring, evaluating, negotiating and approving a strategic combination between Woodward and Hexcel including special consideration with regard to Mr. Gendron’s role as a director and officer of Woodward and a director of Hexcel. Mr. Gendron also confirmed to the Woodward board that he would recuse himself from deliberations and any decisions of the Hexcel board with respect to a potential combination. At the conclusion of the meeting, the Woodward board authorized Mr. Gendron and members of Woodward management to explore and discuss with Hexcel management, on a preliminary basis, a potential combination between Woodward and Hexcel, and directed Woodward management to report to the Woodward board at a later date with respect to such matters.

On October 21, 2019, Woodward and Hexcel executed a confidentiality agreement.

Between November 9, 2019 and November 11, 2019, certain members of senior management of each of Woodward and Hexcel held a series of meetings in Birmingham, Michigan, to review each of Woodward’s and Hexcel’s products, technologies, strategic direction and growth plans and explore, on a preliminary basis, the strategic rationale of a potential combination and potential synergies and cost savings for the combined company. A representative of Goldman Sachs participated in a portion of the meetings prior to being retained as financial advisor to Hexcel to assist in the exploration of a potential combination. Mr. Fawzy, Ms. Lehman and a representative of Wilson Sonsini, Woodward’s outside counsel, also participated in a portion of the meetings to discuss general structuring and governance considerations in merger of equals transactions.

On November 16 and 17, 2019, Mr. Stanage provided Mr. Campbell with updates on discussions between Hexcel and Woodward and the meetings in Birmingham, Michigan. Messrs. Campbell and Stanage discussed having a meeting of the Hexcel board relating to the potential combination and the exploratory discussions that had taken place. Mr. Stanage also discussed the potential combination with Catherine Suever, member of the Hexcel board, who suggested she be recused from discussions of the Hexcel board relating to the potential combination because of her executive position with a company that has divisions that compete with Woodward.

On November 18, 2019, Mr. Fawzy, Ms. Lehman and representatives of Wilson Sonsini and Wachtell Lipton discussed Mr. Gendron’s participation as a board member at Hexcel and an officer and board member at Woodward, including the possibility of forming a committee of the Woodward board to oversee Woodward’s exploration, evaluation and negotiation of a potential combination, and Mr. Gendron’s recusal from meetings and any deliberations of the Hexcel board relating to the potential combination.

On November 20, 2019, at a meeting of the Hexcel board, Mr. Stanage provided the Hexcel directors with background on a potential combination with Woodward and the potential benefits of such a combination, and summarized the preliminary discussions with Woodward management with respect to a potential combination. Mr. Stanage explained that Mr. Gendron and Ms. Suever were not participating in the meeting. The Hexcel board discussed the potential combination with Woodward and supported management’s further exploration of the potential combination and further discussions with Woodward management.

On November 22, 2019, at a meeting of the Woodward board, Mr. Gendron provided the Woodward board with an update regarding the potential strategic combination between Woodward and Hexcel. The Woodward board formed a committee (which we refer to in this joint proxy statement/prospectus as the “Woodward transaction committee”) composed of all the directors determined by the Woodward board to be independent and disinterested with respect to a potential combination between Woodward and Hexcel (consisting of all of the members of the Woodward board other than Mr. Gendron), to oversee Woodward’s exploration, evaluation and negotiation of a potential combination, with the authority to recommend to the Woodward board that Woodward enter into a strategic combination with Hexcel, and further resolved that the Woodward board would not approve Woodward entering into a strategic combination with Hexcel without the favorable recommendation of the Woodward transaction committee. The Woodward board further authorized Mr. Gendron and members of Woodward management to explore and discuss with Hexcel management a potential combination between Woodward and Hexcel, and directed Woodward management to report to the Woodward transaction committee at a later date with respect to such matters.

On November 25, 2019, Mr. Fawzy, Ms. Lehman and representatives of Wilson Sonsini and Wachtell Lipton again discussed Mr. Gendron’s participation as a board member at Hexcel and an officer and board member at Woodward. Representatives of Wilson Sonsini informed the group that Woodward had taken measures, including formation of the Woodward transaction committee, in view of Mr. Gendron’s role at both companies, and the participants agreed that it would be appropriate for Mr. Gendron to recuse himself from meetings and any deliberations of the Hexcel board relating to the potential combination. Mr. Fawzy and Ms. Lehman also discussed each of Woodward’s and Hexcel’s reciprocal due diligence investigations of the other party. Over the next week, Woodward and Hexcel exchanged and negotiated a reciprocal request list with respect to documents and information for each of Woodward and Hexcel to conduct operational, legal, financial and other due diligence reviews of the other party. Members of management of Woodward and Hexcel also discussed that Goldman Sachs would act as financial advisor to Hexcel and J.P. Morgan would act as financial advisor to Woodward in connection with each party’s evaluation and negotiation of the potential strategic combination, subject to review and approval of such engagement by the Hexcel board and the Woodward transaction committee, respectively.

On December 5, 2019, at a meeting of the Hexcel board, members of Hexcel management presented to the Hexcel board on the potential strategic combination between Woodward and Hexcel. Representatives of Goldman Sachs presented to the Hexcel board a comparison of the financial positions and business profiles of Hexcel and Woodward, as well as the potential benefits of a potential combination, and representatives of Wachtell Lipton, Hexcel’s outside counsel, presented on the directors’ fiduciary duties in connection with their evaluation and approval of a potential combination, and litigation risk, confidentiality and attorney-client privilege in the context of a potential combination. Mr. Gendron did not participate in the meeting of the Hexcel board and Ms. Suever did not participate in the portions of the meeting during which a potential combination with Woodward was discussed. The Hexcel board determined that Mr. Gendron would not participate in subsequent meetings or deliberations of the Hexcel board or its committees and that Ms. Suever would not participate in portions of subsequent meetings or deliberations of the Hexcel board with respect to a potential combination with Woodward, in each case until a later date as determined by the Hexcel board.

On December 10, 2019, Mr. Gendron and Mr. Stanage toured Woodward’s facilities in Loves Park and Niles, Illinois, and on December 11, 2019, Mr. Gendron and Mr. Stanage toured Woodward’s facilities in Fort Collins, Loveland and Windsor, Colorado.

On December 12, 2019, Wachtell Lipton sent Wilson Sonsini a draft of the merger agreement.

On December 13, 2019, Hexcel began providing certain representatives of Woodward and Woodward’s advisors access to an electronic data room containing due diligence documents and information regarding Hexcel, and, on December 17, 2019, Woodward began providing certain representatives of Hexcel and Hexcel’s advisors access to an electronic data room containing due diligence documents and information regarding Woodward. Over the next several weeks, Hexcel, Woodward and their respective advisors, including Wachtell Lipton, Wilson Sonsini, Goldman Sachs, J.P. Morgan and other advisors conducted extensive reciprocal operational, legal, financial and other due diligence on the other party, including reviews of the other party’s commercial relationships, technology and intellectual property, operations and facilities, material liabilities and long-range plans and growth forecasts, and including assessments of the impact of the potential merger on each party’s commercial relationships, debt and financing arrangements and equity awards and employee benefit plans.

On December 17, 2019, at a meeting of the Woodward transaction committee, members of management reviewed with the Woodward transaction committee the terms of the engagement letter with J.P. Morgan, and the Woodward transaction committee approved the engagement letter with J.P. Morgan.

On December 18, 2019, at a meeting of the Woodward transaction committee, representatives of Wilson Sonsini presented on the directors’ fiduciary duties generally and the proposed structure and terms of the potential merger, as well as terms related to the combined company’s potential leadership and governance to be negotiated between the parties, including the possible roles of Mr. Stanage and Mr. Gendron in the combined company following the merger, and the amount of each party’s dividend in the period between signing the merger agreement and the completion of the merger and the combined company’s dividend policy. At the meeting, representatives of J.P. Morgan also discussed with the Woodward transaction committee the relative public market valuations for both companies and various methodologies and approaches for calculating and negotiating the exchange ratio and discussed with the Woodward transaction committee various strategic alternatives for Woodward, including potential alternative bidders or merger partners for Woodward. In addition, members of Woodward management presented on the expected process for each party’s due diligence investigations in connection with the potential combination as well as preliminary due diligence findings. At the Woodward transaction committee’s request, Mr. Stanage also attended a portion of the meeting to present on Hexcel’s business, products, technologies and strategic direction and growth plans. The Woodward transaction committee also met in executive session, without Mr. Gendron and other members of management present (other than Mr. Fawzy), to discuss the potential merger. At the conclusion of the meeting, the transaction committee directed Woodward’s management and advisors to continue negotiating the merger agreement and conducting due diligence, with Robert Weber, Jr., Vice Chairman of Woodward, and representatives of J.P. Morgan to lead the negotiation of the exchange ratio and financial aspects of the potential merger on behalf of Woodward, and Mr. Fawzy and representatives of Wilson Sonsini to continue leading the negotiation of the legal terms of the merger agreement on behalf of Woodward, with input from Mr. Gendron on business issues inherent to the terms being negotiated.

On December 19, 2019, members of Woodward and Hexcel management, together with representatives of J.P. Morgan and Goldman Sachs, met in New York, New York to conduct in person due diligence investigations, review and discuss each party’s stand-alone long-range plans and growth forecasts and review and diligence preliminary synergy and cost saving estimates for the combined company.

Also on December 19, 2019, at a meeting of the Hexcel board, members of Hexcel management provided the Hexcel board with an update regarding the potential merger, representatives of Goldman Sachs discussed Goldman Sachs’ preliminary financial analysis with the Hexcel board, and representatives of Wachtell Lipton provided the Hexcel board with a summary of the proposed terms of the draft merger agreement. Wachtell Lipton also provided the Hexcel board with a summary of the proposed engagement letter with Goldman Sachs and described a letter from Goldman Sachs to Hexcel which stated that Goldman Sachs had not performed financial advisory or underwriting services for Woodward for which it received compensation within the prior two years. The Hexcel board approved the engagement letter with Goldman Sachs. Mr. Gendron did not participate in this portion of the meeting of the Hexcel board and Ms. Suever did not participate in the meeting. At the Hexcel board’s request, and with the approval of the Woodward transaction committee, Mr. Gendron attended a portion of the meeting in his capacity as Chairman, Chief Executive Officer and President of Woodward to present on Woodward’s business, products, technologies and strategic direction and growth plans, and Mr. Gendron, Mr. Cohn, Mr. Stanage and Mr. Campbell attended a dinner in New York, New York.

On December 23, 2019, at a meeting of the Woodward transaction committee, members of Woodward management and representatives of Wilson Sonsini provided the Woodward transaction committee with an update on the negotiation of the terms of the merger and the preliminary results and findings of Woodward’s due diligence investigation of Hexcel, including assessments of the impact of the potential merger on each party’s commercial relationships, debt and financing arrangements and equity awards and employee benefit plans.

Also on December 23, 2019, Wilson Sonsini sent Wachtell Lipton a revised draft of the merger agreement. Over the following two weeks, Woodward and Hexcel and their legal advisors exchanged revised drafts of the merger agreement and negotiated the terms of the merger agreement. Key terms of the merger agreement negotiated between the parties included the structure of the merger and the rights of each party to change the structure following the execution of the merger agreement in certain circumstances, the treatment of Hexcel’s equity awards and employee benefit plans in the merger and corresponding, reciprocal changes to vesting terms of certain of Woodward’s equity awards and employee benefit plans, conditions to the completion of the merger, rights of each party to terminate the merger agreement and the amount of the termination fee and circumstances in which it would be payable, and limitations on the ability of each party to solicit or accept alternative acquisition proposals and on each party’s board of directors to change its recommendation to its stockholders in favor of the merger.

On December 30, 2019, at a meeting of the Woodward transaction committee, members of Woodward management and representatives of Wilson Sonsini provided the Woodward transaction committee with an update on the results and findings of Woodward’s due diligence investigation of Hexcel, and representatives of J.P. Morgan also presented its preliminary valuation analysis for each of Woodward and Hexcel on a stand-alone basis and its preliminary relative valuation analysis for two companies, and discussed with the Woodward transaction committee its perspectives with respect to the calculation and negotiation of the exchange ratio.

Also on December 30, 2019, at a meeting of the Hexcel board, members of Hexcel management provided the Hexcel board with an update on the potential merger, representatives of Goldman Sachs discussed Goldman Sachs’ preliminary financial analysis with the Hexcel board and provided an update on the process of seeking certain third party consents that may be required in connection with the merger, and representatives of Wachtell Lipton provided an update on the negotiation of the terms of the merger agreement and the preliminary results and findings of Hexcel’s due diligence investigation of Woodward. Mr. Gendron and Ms. Suever did not participate in this meeting of the Hexcel board.

On January 2, 2020, at a meeting of the Hexcel board, Mr. Stanage provided the Hexcel board with an update regarding the potential merger, including the negotiation of the terms of the merger agreement and the results and findings of Hexcel’s due diligence investigation of Woodward. The Hexcel board discussed combined company governance considerations and investor communications, among other matters. Mr. Gendron and Ms. Suever did not participate in this meeting of the Hexcel board.

On January 5 and January 6, 2020, members of Woodward and Hexcel management, together with representatives of J.P. Morgan and Goldman Sachs, met in Greenwich and Stamford, Connecticut to negotiate the exchange ratio and the amount of each party’s dividend in the period between signing the merger agreement and the completion of the merger. On January 6, 2020, based on these negotiations, representatives of Woodward and Hexcel agreed, on a preliminary basis, on an exchange ratio of 0.630, which was consistent with the 30 day trailing average relative share prices of both companies and certain other relative valuation metrics, with an agreement to revisit the exchange ratio if the implied share price of Hexcel based on an exchange ratio of 0.630 resulted in a premium or discount of greater than 3% to the Hexcel share price on the day prior to the announcement of the merger. Representatives of Woodward and Hexcel also agreed that Hexcel would maintain its quarterly dividend at $0.17 per share, and Woodward would increase its quarterly dividend to $0.28 per share in order to effectively equalize the dividend yield of both companies, between signing of the merger agreement and completion of the merger. At the meetings, representatives of Woodward and Hexcel also negotiated certain other aspects of the combined company’s leadership and succession planning, board composition, governance documents, name and headquarters, and the combined company’s expected dividend yield following the completion of the merger, while also continuing to review synergy and cost saving estimates and coordinating the announcement of a potential merger and integration planning for the combined company.

On January 7, 2020, at a meeting of the Hexcel board, members of Hexcel management provided the Hexcel board with an update regarding the potential merger, representatives of Goldman Sachs discussed Goldman Sachs’ preliminary financial analysis with the Hexcel board, and representatives of Wachtell Lipton provided an update on the negotiation of the terms of the merger agreement. Mr. Gendron and Ms. Suever did not participate in this meeting of the Hexcel board.

On January 9, 2020, at a meeting of the Woodward transaction committee, members of Woodward management provided the Woodward transaction committee with an update regarding the results and findings of Woodward’s due diligence investigation of Hexcel, including the review of Hexcel’s long-range plans and synergy and cost saving estimates for the combined company, and representatives of J.P. Morgan discussed its preliminary valuation analysis for each of Hexcel and Woodward on a stand-alone basis (including, in the case of Woodward, valuation sensitivities based on prospective financial information for Woodward which included a contingent scenario to account for the impact of the then contemplated divestiture of certain of Woodward’s assets related to the Woodward wind businesses under consideration by Woodward at the time, as described in more detail under the section below titled “The Merger—Certain Unaudited Prospective Financial Information”), and its preliminary relative valuation analysis for the two companies. Representatives of J.P. Morgan also provided the Woodward transaction committee with an update with respect to the negotiation of the exchange ratio, and reviewed with the Woodward transaction committee its analysis of the calculation and negotiation of the exchange ratio, including various exchange ratio metrics and scenarios. Representatives of Wilson Sonsini presented on the directors’ fiduciary duties generally, and Mr. Fawzy and representatives of Wilson Sonsini reviewed with the Woodward transaction committee the material terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Woodward transaction committee also met in executive session, without Mr. Gendron and other members of management present (other than Mr. Fawzy), to discuss the potential merger, including the strategic rationale of the merger and synergy and cost saving estimates for the combined company, as well as the strategy and growth plans of Woodward on a stand-alone basis and strategic alternatives for Woodward.

Also on January 9, 2020, at a meeting of the compensation committee of the Woodward board (which we refer to in this joint proxy statement/prospectus as the “Woodward compensation committee”), the Woodward compensation committee reviewed with members of Woodward management and the Woodward compensation committee’s independent compensation consultant certain proposed changes to Woodward’s equity awards and employee benefits, and recommended that the Woodward board approve such changes to Woodward’s equity awards (excluding those held by Mr. Gendron) and employee benefits pertaining to certain employees in connection with the completion of the potential merger for purposes of aligning employee incentives, retention and morale between Hexcel and Woodward officers and employees following the completion of the potential merger.

On January 10, 2020, at a meeting of the Woodward transaction committee, representatives of J.P. Morgan reviewed with the Woodward transaction committee changes in the relative trading prices of Woodward common stock and Hexcel common stock as of close of market on January 10, 2020 in comparison to such relative trading prices as of close of market on January 6, 2020, and noted that the price implied by the 0.630 exchange ratio represented a premium of more than 3% as compared to Hexcel’s share price on January 10, 2020, and also updated the Woodward transaction committee on its analysis with respect to the calculation and negotiation of the exchange ratio. The Woodward transaction committee directed members of Woodward management and representatives of J.P. Morgan to propose to Hexcel and Goldman Sachs that the exchange ratio be revised to 0.6159 in light of the change in the relative trading prices of Woodward and Hexcel. Following the meeting, representatives of J.P. Morgan expressed to representatives of Goldman Sachs the Woodward transaction committee’s desire to revisit the exchange ratio in light of the fact that the price implied by the 0.630 exchange ratio represented a premium of more than 3% as compared to Hexcel’s closing share price on January 10, 2020. Thereafter, Mr. Weber called Mr. Stanage and proposed a revised exchange ratio of 0.6159, and suggested that if current market conditions did not permit an agreement to be reached, discussions could be postponed to a later time. Mr. Stanage responded that he did not believe the revised proposed exchange ratio reflected the value that Hexcel would contribute to the merger, and that he would not recommend further prolonging negotiations due to the risk of a leak and other factors.

On January 11, 2020, at a meeting of the Woodward transaction committee, Mr. Weber and representatives of J.P. Morgan provided the Woodward transaction committee with an update on the negotiation of the exchange ratio, including the discussions between Mr. Weber and Mr. Stanage, and representatives of J.P. Morgan reviewed with the Woodward transaction committee its analysis of the calculation and negotiation of the exchange ratio. The Woodward transaction committee directed Mr. Weber to propose an exchange ratio of 0.6250, which was consistent with the 30 day trailing average relative share prices of both companies and other relative valuation metrics.

On January 11, 2020, at a meeting of the Hexcel board, Hexcel management and representatives of Goldman Sachs provided the Hexcel board with an update on the negotiation of the exchange ratio. During the meeting, Mr. Weber telephoned Mr. Stanage and the meeting was briefly adjourned while Mr. Stanage returned Mr. Weber’s call. During the call, Mr. Weber proposed an exchange ratio of 0.6250, and Mr. Stanage responded that he would discuss the revised proposed exchange ratio with the Hexcel board. When the meeting of the Hexcel board resumed, Mr. Stanage provided the Hexcel board with an update on his discussion with Mr. Weber. Mr. Stanage advised the Hexcel board that he would be supportive of the 0.6250 exchange ratio proposed by Mr. Weber. Hexcel board members discussed the proposed exchange ratio, and representatives of Wachtell Lipton provided an overview of the merger agreement. The meeting was then adjourned until later in the day so that the financial analysis considered by the Hexcel board could be updated to reflect an exchange ratio of 0.6250, and Mr. Stanage called Mr. Weber to inform him that the Hexcel board will consider the proposed exchange ratio of 0.6250. Mr. Gendron and Ms. Suever did not participate in this meeting of the Hexcel board.

Subsequently on January 11, 2020, at another meeting of the Woodward transaction committee, Mr. Weber and representatives of J.P. Morgan provided the Woodward transaction committee with an update on the negotiation of the exchange ratio, and Mr. Fawzy and representatives of Wilson Sonsini provided an update on the negotiation of the terms of the merger agreement. Representatives of J.P. Morgan also presented to the Woodward transaction committee its valuation analysis for each of Hexcel and Woodward on a stand-alone basis (including, in the case of Woodward, valuation sensitivities based on the Woodward prospective financial information under the ex-wind contingent scenario), as described in more detail under the section titled “The Merger—Certain Unaudited Prospective Financial Information”), and its relative valuation analysis for the two companies, including to reflect an exchange ratio of 0.6250. At the conclusion of the meeting, the Woodward transaction committee recommended to the Woodward board that it approve the merger agreement and the merger and the other transactions contemplated by the merger agreement, including an exchange ratio of 0.6250.

Following the meeting of the Woodward transaction committee, also on January 11, 2020, at a meeting of the Woodward board, representatives of J.P. Morgan presented to the Woodward board its valuation analysis for each of Hexcel and Woodward on a stand-alone basis (including, in the case of Woodward, valuation sensitivities based on the Woodward prospective financial information under the ex-wind contingent scenario), and its relative valuation analysis for the two companies, including to reflect an exchange ratio of 0.6250, and delivered its oral opinion to the Woodward board, to be confirmed in writing in connection with the execution of the merger agreement, to the effect that, as of the date of such opinion, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to Woodward. At the meeting of the Woodward board, the Woodward board unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the Woodward share issuance, the Woodward charter amendment, certain changes to Woodward’s equity awards (excluding those held by Mr. Gendron) and employee benefits pertaining to certain employees recommended by the Woodward compensation committee and an increase in Woodward’s quarterly dividend, and recommended that Woodward stockholders approve the Woodward share issuance proposal and the Woodward charter amendment proposal. The Woodward board also unanimously approved at the meeting an amendment of the Woodward bylaws to include a forum selection clause, effective immediately.

In the evening of January 11, 2020, the Hexcel board reconvened. Representatives of Goldman Sachs provided the Hexcel board with an overview of its financial analysis reflecting an exchange ratio of 0.6250, and delivered its oral opinion to the Hexcel board, to be confirmed in writing in connection with the execution of the merger agreement, to the effect that, as of the date of such opinion, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to Hexcel stockholders. The Hexcel board, with the unanimous vote of all directors participating, subsequently approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, and recommended that Hexcel stockholders approve the Hexcel merger proposal. Mr. Gendron and Ms. Suever did not participate in the meeting of the Hexcel board.

Also on January 11, 2020, members of Woodward and Hexcel management, together with representatives of Wilson Sonsini and Wachtell Lipton and Woodward’s and Hexcel’s other advisors, coordinated the signing of the merger agreement and the announcement of the merger.

On January 12, 2020, Woodward, Hexcel and Merger Sub executed the merger agreement and Woodward and Hexcel publicly announced the merger and the execution of the merger agreement.

Hexcel’s Reasons for the Merger; Recommendation of the Hexcel Board

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Hexcel board invested considerable time and conducted substantial due diligence, including consulting with Hexcel’s management, financial advisor, outside legal counsel and other consultants and advisors, and participating in multiple meetings of the Hexcel board. The Hexcel board, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that Hexcel stockholders approve the Hexcel merger proposal and the other proposals presented at the Hexcel special meeting considered a number of factors, including the following material factors:

•

each of Hexcel’s and Woodward’s business, operations, financial condition, stock performance, product lines, earnings and prospects (in reviewing these factors, the Hexcel board considered Woodward’s financial condition, the fact that Woodward’s business, operations and risk profile complement those of Hexcel, creating the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to Hexcel’s earnings and prospects on a stand-alone basis or relative to other potential strategic alternatives reasonably available to Hexcel);

•	the strategic rationale for the merger, including:

•

the combined company’s position as a premier aerospace and industrial leader, enabling it to satisfy customer demands for aircraft aerodynamics, energy efficiency, improved safety and reduced emissions and noise;

•

the combined company’s expected revenue synergies through greater depth and balance of customer relationships across the aerospace and industrial sectors, with significant opportunities for cross-selling and to enhance customer relationships;

•

its conclusion after its analysis that Hexcel and Woodward have complementary businesses and prospects due to the nature of the markets they serve and products they offer, and the expectation that the merger would provide economies of scale, enhanced ability to invest in technology and innovation, cost savings opportunities and enhanced opportunities for growth;

•

its analysis that Hexcel’s secular composite penetration and Woodward’s industry-leading aftermarket positions will provide breadth, drive top-line growth and create complementary balance of long-term, consistent cash flow generation across program life cycles;

•

the ability to leverage the scale and financial capabilities of the combined company to make additional investments in research and development and emerging technologies to support next-generation aerospace customer programs and accelerate innovation in aerodynamics, propulsion and energy efficiency;

•

its belief that the two companies’ cultures are similar and compatible including values and commitment to operational excellence, safety, quality, and on-time delivery, which would facilitate integration of the two companies and implementation of the merger;

•	the combined company’s expected strong balance sheet, significant free cash flow generation and commitment to a balanced capital allocation strategy;

•	the anticipated pro forma financial impact of the merger on the combined company;

•

Hexcel’s and Woodward’s shared belief in a purpose-driven and thoughtful approach to the combination and the resulting company, structured to maximize the potential for synergies and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a stand-alone basis;

•

the Hexcel board’s understanding of the current and prospective environment in which Hexcel and Woodward operate, including national and local economic conditions, the competitive environment and the evolving technologies and customer demands in aerospace and industrial markets;

•

the combined company’s position as a premier aerospace and industrial leader, enabling it to satisfy customer demands for aircraft aerodynamics, energy efficiency, improved safety and reduced emissions and noise;

•

its expected realization of cost synergies by the second full fiscal year post-closing, primarily from strategic sourcing opportunities, elimination of duplicative corporate costs, leveraging its global footprint and infrastructure, and expanding shared service platforms;

•

the fact that Hexcel stockholders as of immediately prior to the completion of the merger are expected to own approximately forty-five percent (45%) of the fully diluted shares of the combined company immediately following the completion of the merger, and will have the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares;

•	the expectation that customers will benefit in that the combined company will be positioned to deliver solutions that improve aerodynamics, energy efficiency, safety and lower-emission technologies;

•

the expectation that investors will benefit from accelerated growth opportunities, cost synergies, strong and balanced free cash flow throughout program life cycles, and a strong balance sheet, all enhancing shareholder value;

•	the expectation that employees will benefit as combining two similar cultures with shared values and a focus on excellence will provide more opportunities for development and advancement;

•	the terms of the merger agreement, including:

•

the fact that the exchange ratio is fixed, which the Hexcel board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction, and which also allows for Hexcel stockholders to potentially benefit from an increase in the trading price of Woodward common stock during the pendency of the merger;

•	the customary and reciprocal nature of the representations, warranties, and covenants of Hexcel and Woodward in the merger agreement;

•

the flexibility permitted under the interim operating covenants which restrict the conduct of Hexcel’s business prior to closing of the merger, and the fact that Woodward is subject to substantially similar provisions;

•

the parties’ covenants to use their respective reasonable best efforts to obtain regulatory approvals, including the commitment of the parties to agree to divestitures or other remedies (other than divestitures or remedies that would result in or would reasonably be expected to result in a material adverse effect on the business of the combined company and its subsidiaries, taken as a whole, after giving effect to the merger);

•

the corporate governance provisions of the merger agreement, including the provisions providing that (i) the combined company’s board of directors would be comprised of an equal number of legacy Woodward and Hexcel directors, (ii) Mr. Stanage would serve as Chief Executive Officer of the combined company as of the effective time, and (iii) for a period of one year after the effective time Mr. Gendron would serve as Executive Chairman, and for a subsequent period of one year thereafter, non-Executive Chairman, of the board of directors of the combined company, and Mr. Stanage will become Chairman of the combined company on the second anniversary of the effective time, each of which provisions the Hexcel board believes enhances the likelihood that the strategic benefits Hexcel expects to achieve as a result of the merger will be realized;

•

the deal protection and termination provisions of the merger agreement, including Hexcel’s right to receive the termination fee of $250 million if the merger agreement is terminated under certain circumstances, including (i) in the event that the Woodward board no longer recommends that Woodward stockholders vote “FOR” the proposal to approve the merger agreement or (ii) in the event that Woodward willfully breaches its non-solicitation or related covenants; and

•

the review of the Hexcel board, with the assistance of Hexcel’s legal and financial advisors, of the terms and conditions of other recent comparable transactions, including the governance terms, premiums relative to stock prices, consideration mix and announced synergy targets, and its overall belief that the terms of the merger agreement were consistent with market practice and in the best interest of Hexcel and its stockholders.

•	the expectation that the merger will be generally tax-free for United States federal income tax purposes to Hexcel’s stockholders;

•

the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Woodward and its affiliates) of shares of Hexcel common stock, as more fully described below in the section “The Merger—Opinion of Hexcel’s Financial Advisor” beginning on page 65;

•	the fixed exchange ratio and the relative prices of the parties’ stock at the time of announcement;

•

its review and discussions with Hexcel’s senior management concerning the due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of Woodward; and

•	its expectation that the required regulatory approvals could be obtained in a timely fashion.

The Hexcel board also considered the potential risks related to the merger but concluded that the anticipated benefits of combining with Woodward were likely to substantially outweigh these risks. These potential risks included:

•

the risk that the merger may not be completed despite Hexcel’s and Woodward’s efforts, including the possibility that the conditions to the parties’ obligations to complete the merger transactions (which include certain conditions that are not within the control of the parties to the merger agreement) may not be satisfied or that completion of the merger may be unduly delayed, and any resulting adverse impacts on Hexcel, its business and the trading price of Hexcel common stock;

•

the regulatory and other approvals required in connection with the merger, and the risk that such approvals will not be received in a timely manner or at all or may result in costs and expenses or impose unacceptable conditions;

•

the fact that the merger consideration is based on a fixed exchange ratio, which means that Hexcel stockholders could be adversely affected by a decrease in the trading price of Woodward common stock during the pendency of the merger;

•	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the merger and integrate the two companies;

•	the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or in the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating Woodward’s business, operations and workforce with those of Hexcel;

•	the possibility of heightened focus on clients and employees by competitors;

•

the risk that Hexcel or Woodward may be subject to lawsuits or other challenges to the merger, and adverse effects of these challenges, including any adverse rulings in lawsuits, may delay or prevent the merger from being completed or that may require Hexcel or Woodward to incur significant costs to address such challenges, including any costs to defend or settle any lawsuits;

•

the difficulties and management challenges inherent in completing the merger, integrating the businesses and managing an expanded business, operations and workforce of Hexcel and Woodward, particularly in light of the merger-of-equals nature of the transaction, potential time commitment, distractions and other factors, including the challenge of blending board and management leadership, harmonizing compensation philosophies, employee compensation and benefit plans, and the potential loss of key personnel, customers and suppliers during the pendency of the merger and thereafter;

•	the fees and expenses related to the merger and the integration of the businesses, operations and workforce of Hexcel and Woodward;

•	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the merger and integrate the two companies;

•

the risk that governmental entities may impose requirements on the combined company that may adversely affect the ability of the combined company to realize some of the expected benefits of the merger;

•

the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging proposals for alternative acquisition transactions involving Hexcel, including: (i) the restriction on Hexcel’s ability to solicit proposals for alternative transactions; (ii) the requirement that the Hexcel board submit the merger agreement to Hexcel stockholders for approval in certain circumstances, even if it withdraws or changes its recommendation for the merger; and (iii) the requirement that Hexcel pay a termination fee of $250 million to Woodward in certain circumstances following the termination of the merger agreement;

•	the terms of the merger agreement that restrict Hexcel’s abilities to operate its business outside of the ordinary course before the closing of the merger;

•

the risk that, if Woodward pays Hexcel the $250 million termination fee pursuant to the merger agreement in certain circumstances following the termination of the merger agreement, such fee does not sufficiently compensate Hexcel for adverse effects arising out of the termination of the merger agreement;

•

the ability of the Woodward board to change its recommendation to Woodward stockholders under certain circumstances under the terms of the merger agreement, the limitations on the ability of the Hexcel board to change its recommendation to Hexcel stockholders under the terms of the merger agreement, the effect of and the required actions or inactions in connection with, and the impact of, such a change in recommendation by the Woodward board or the Hexcel board; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

The Hexcel board determined that the benefits expected to be achieved for Hexcel and Hexcel stockholders as a result of the merger outweighed these potential risks and uncertainties. The Hexcel board recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the joint proxy statement/prospectus.

This discussion of the information and factors considered by the Hexcel board includes material factors considered by the Hexcel board, but it is not intended to be exhaustive and may not include all the factors considered by the Hexcel board. In view of the wide variety of factors considered, and the complexity of these matters, the Hexcel board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Rather, the Hexcel board viewed its decision and respective recommendations as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, Hexcel management and Hexcel’s financial and legal advisors. In addition, individual members of the Hexcel board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Hexcel board and certain information presented in this section are forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the Hexcel board, you should be aware that certain directors and executive officers of Hexcel may have interests in the merger that are different from, or in addition to, interests of stockholders of Hexcel generally and may create potential conflicts of interest. The Hexcel board was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in making their respective recommendations, including the Hexcel board’s recommendation that Hexcel stockholders approve the Hexcel compensation proposal and Hexcel charter amendment proposal and the other proposals presented at the Hexcel special meeting. See “The Merger—Interests of Hexcel Directors and Executive Officers in the Merger”.

For the reasons set forth above, the Hexcel board recommends that the holders of Hexcel common stock vote “FOR” the Hexcel merger proposal.

Opinion of Hexcel’s Financial Advisor

Goldman Sachs rendered its opinion to that the Hexcel board that, as of January 12, 2020 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Woodward and its affiliates) of shares of Hexcel common stock.

The full text of the written opinion of Goldman Sachs, dated January 12, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Hexcel board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Hexcel common stock should vote with respect to the merger, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Hexcel and Woodward for the five fiscal years ended December 31, 2018 and September 30, 2019, respectively;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Hexcel and Woodward;

•	certain other communications from Hexcel and Woodward to their respective stockholders;

•	certain publicly available research analyst reports for Hexcel and Woodward; and

•	the prospective financial information and the potential combined company synergies.

Goldman Sachs also held discussions with members of the senior managements of Hexcel and Woodward regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of Hexcel and Woodward; reviewed the reported price and trading activity for the shares of Hexcel common stock and shares of Woodward common stock; compared certain financial and stock market information for Hexcel and Woodward with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Hexcel’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Hexcel’s consent that the prospective financial information, including the potential combined company synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Hexcel. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Hexcel or Woodward or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Hexcel or Woodward or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed that the merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Hexcel to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to Hexcel; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Hexcel or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Woodward and its affiliates) of shares of Hexcel common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Hexcel; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Hexcel or Woodward, or class of such persons in connection with the transaction, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Woodward common stock would trade at any time or as to the impact of the merger on the solvency or viability of Hexcel or Woodward or the ability of Hexcel or Woodward to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Hexcel board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of Hexcel common stock should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Hexcel board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 10, 2020, the last trading day before the public announcement of the merger, and is not necessarily indicative of current market conditions.

Implied Premia Analysis. Goldman Sachs calculated and compared certain implied premia using the closing price for the shares of Hexcel common stock on January 10, 2020, and the closing price for the shares of Woodward common stock on January 10, 2020. For purposes of its analysis, Goldman Sachs calculated an implied value per share of Hexcel common stock of $76.23 by multiplying the exchange ratio of 0.6250 shares of Woodward common stock per share of Hexcel common stock pursuant to the merger agreement by $121.96, the closing price for shares of Woodward common stock on January 10, 2020.

Goldman Sachs calculated the following:

•	the premium represented by the implied value per share of Hexcel common stock of $76.23 relative to:

•

$72.91, the closing price of the shares of Hexcel common stock on January 10, 2020, the last full trading day prior to announcement of the merger (which is referred to as the “Hexcel pre-announcement closing price”);

•

$74.28, the volume weighted average price (which we refer to in this section of this joint proxy statement/prospectus as “VWAP”) of shares of Hexcel common stock over the 5-trading-day period ended January 10, 2020, based on the average of daily VWAPs over such period (which is referred to as the “Hexcel 5-day VWAP”);

•

$74.26, the VWAP of shares of Hexcel common stock over the 10-trading-day period ended January 10, 2020, based on the average of daily VWAPs over such period (which is referred to as the “Hexcel 10-day VWAP”);

•

$74.65, the VWAP of shares of Hexcel common stock over the 20-trading-day period ended January 10, 2020, based on the average of daily VWAPs over such period (which is referred to as the “Hexcel 20-day VWAP”);

•

$76.22, the VWAP of shares of Hexcel common stock over the 30-trading-day period ended January 10, 2020, based on the average of daily VWAPs over such period (which is referred to as the “Hexcel 30-day VWAP”);

•

$76.52, the VWAP of shares of Hexcel common stock over the 60-trading-day period ended January 10, 2020, based on the average of daily VWAPs over such period (which is referred to as the “Hexcel 60-day VWAP”);

The results of these calculations are as follows:

Hexcel Reference Share Price	Implied Premium / (Discount) to Implied Value of $76.23 per share of Hexcel Common Stock
Hexcel Pre-Announcement Closing Price of $72.91	4.5%
Hexcel 5-day VWAP of $74.28	2.6%
Hexcel 10-day VWAP of $74.26	2.6%
Hexcel 20-day VWAP of $74.65	2.1%
Hexcel 30-day VWAP of $76.22	0.0%
Hexcel 60-day VWAP of $76.52	(0.4)%

Illustrative Discounted Cash Flow Analysis—Hexcel Standalone. Using the Hexcel prospective financial information, Goldman Sachs performed an illustrative discounted cash flow analysis of Hexcel on a standalone basis. Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of Hexcel’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2019 (i) estimates of unlevered free cash flow for Hexcel for the years 2020 through 2024 as reflected in the Hexcel prospective financial information and (ii) a range of illustrative terminal values for Hexcel, which were calculated by applying a multiple range of 12.0x to 14.0x to a terminal year estimate of the EBITDA to be generated by Hexcel, as reflected in the Hexcel prospective financial information (which analysis implied perpetuity growth rates of 0.9% to 2.6%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The illustrative terminal value to EBITDA multiple range for Hexcel was derived by Goldman Sachs using its professional judgment and experience, taking into account, among other things, EBITDA multiples implied by trading prices of Hexcel common stock (and estimates of next-twelve-months EBITDA as reported by IBES) over certain prior periods. Goldman Sachs derived ranges of illustrative enterprise values for Hexcel by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Hexcel the amount of Hexcel’s net debt as of December 31, 2019, and amounts attributable to tax-effected pension underfunding and other post-employment benefits as of December 31, 2019, each as provided by the management of Hexcel, and added to such range the amount of capitalized joint venture income (calculated by applying the 2020E P/E multiple for Hexcel to the estimated amount of gain attributable to Hexcel’s joint ventures) as provided by the management of Hexcel, to derive a range of illustrative equity values for Hexcel. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Hexcel common stock, as provided by the management of Hexcel, to derive a range of illustrative present values per share ranging from $81 to $97.

Illustrative Discounted Cash Flow Analysis—Woodward Standalone. Using the Woodward base prospective financial information, Goldman Sachs performed an illustrative discounted cash flow analysis of Woodward on a standalone basis. Using discount rates ranging from 7.0% to 8.0%, reflecting estimates of Woodward’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2019 (i) estimates of unlevered free cash flow for Woodward for the first 9 months of 2020 and for the full calendar years 2021 through 2024 as reflected in the Woodward base prospective financial information and (ii) a range of illustrative terminal values for Woodward, which were calculated by applying a multiple range of 12.0x to 14.0x to a terminal year estimate of EBITDA to be generated by Woodward, as reflected in the Woodward base prospective financial information (which analysis implied perpetuity growth rates of 1.3% to 3.0%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The illustrative terminal value to EBITDA multiple range for Woodward was derived by Goldman Sachs using its professional judgment and experience, taking into account, among other things, EBITDA multiples implied by trading prices of Woodward common stock (and estimates of next-twelve-months EBITDA as reported by IBES) over certain prior periods. Goldman Sachs derived ranges of illustrative enterprise values for Woodward by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Woodward the amount of Woodward’s net debt as of December 31, 2019, and amounts attributable to tax-effected pension underfunding and other post-employment benefits as of December 31, 2019, each as provided by the management of Woodward and approved for Goldman Sachs’ use by the management of Hexcel, to derive a range of illustrative equity values for Woodward. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Woodward, as provided by the management of Woodward and approved for Goldman Sachs’ use by the management of Hexcel, to derive a range of illustrative present values per share ranging from $130 to $154.

Relative Exchange Ratio and Implied Ownership Analysis. Goldman Sachs performed an illustrative relative exchange ratio analysis based on the results of its discounted cash flow analyses on Hexcel and Woodward on a stand-alone basis to determine a range of implied exchange ratio of shares of Hexcel common stock to shares of Woodward common stock. Goldman Sachs calculated the implied exchange ratio range by dividing the illustrative range of present values per share of Hexcel common stock from its illustrative discounted cash flow analysis on Hexcel on a stand-alone basis by the illustrative range of present values per share of Woodward common stock from its illustrative discounted cash flow analysis on Woodward on a stand-alone basis. This analysis resulted in an illustrative range of implied exchange ratios of 0.527x to 0.751x.

Goldman Sachs then calculated an illustrative range of implied percentage ownership that Hexcel stockholders would have of the pro forma combined company by dividing the illustrative range of present values of Hexcel common equity from its illustrative discounted cash flow analysis on Hexcel on a stand-alone basis by the total sum of the illustrative range of present values of Hexcel common stock from its illustrative discounted cash flow analysis on Hexcel on a stand-alone basis and the illustrative range of present values of Woodward common stock from its illustrative discounted cash flow analysis on Woodward on a stand-alone basis. This analysis resulted in an illustrative range of implied percentage ownership of Hexcel stockholders of 40% to 49% of the pro forma combined company.

Illustrative Discounted Cash Flow Analysis—Pro Forma Combined Company. Using the Hexcel prospective financial information and the Woodward base prospective financial information, Goldman Sachs performed an illustrative discounted cash flow analysis of the combined company on a pro forma basis (taking into account the potential combined company synergies) as of December 31, 2019. Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of the weighted average cost of capital for the pro forma combined company, Goldman Sachs discounted to present value as of December 31, 2019 (i) estimates of unlevered free cash flow for the pro forma combined company for the years 2020 through 2023 as reflected in the Hexcel prospective financial information and the Woodward base prospective financial information and (ii) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying a multiple range of 12.0x to 14.0x to a terminal year estimate of EBITDA to be generated by the pro forma combined company taking into account the potential combined company synergies, as reflected in the Hexcel prospective financial information, the Woodward base prospective financial information and the potential combined company synergies (which analysis implied perpetuity growth rates of 0.8% to 2.5%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. The illustrative terminal value to EBITDA multiple ranges for the pro forma combined company were derived by Goldman Sachs using its professional judgment and experience, taking into account, among other things, EBITDA multiples implied by trading prices of Hexcel common stock and Woodward common stock over certain prior periods (and estimates of next-twelve-months EBITDA for Hexcel and Woodward as reported by IBES). Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company the estimated pro forma net debt and amounts attributable to tax-effected pension underfunding of the pro forma combined company and other post-employment benefits as of December 31, 2019, and the amount attributable to estimated transaction costs of the pro forma combined company, each as provided by the management of Hexcel and approved for Goldman Sachs’ use by the management of Hexcel, and added to such range the amount of capitalized joint venture income (calculated by applying the 2020E P/E multiple for Hexcel to the estimated amount of gain attributable to Hexcel’s joint ventures), as provided by the management of Hexcel and approved for Goldman Sachs’ use by the management of Hexcel, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative equity values of the pro forma combined company it derived by the number of fully diluted shares of the pro forma combined company common stock expected to be outstanding following the completion of the merger, as provided by the management of Hexcel, to derive a range of illustrative present values per share of Woodward common stock pro forma for the merger. Goldman Sachs then calculated a range of illustrative implied values for the pro forma value to be received per share of Hexcel common stock pursuant to the merger agreement by multiplying the range of implied values per share of Woodward common stock pro forma for the merger derived from the above analysis by the exchange ratio. This analysis resulted in a range of illustrative implied values for the pro forma value to be received per share of Hexcel common stock pursuant to the merger agreement of $86 to $103.

Illustrative Present Value of Future Share Price Analysis—Hexcel Standalone. Goldman Sachs performed an illustrative analysis of the implied present values of illustrative future values per share of Hexcel common stock on a stand-alone basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. Goldman Sachs first derived ranges of implied future share prices (excluding dividends) for Hexcel as of December 31 for each of the years 2020 to 2022 by applying a range of next twelve months price to earnings, which is referred to as NTM P/E, multiples of 19.0x to 21.0x to the next twelve month earnings per share estimates for Hexcel, using the Hexcel prospective financial information. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, current and historical NTM P/E multiple ranges for Hexcel and estimates of NTM P/E as reported by IBES over prior periods. Goldman Sachs then added, as applicable, the cumulative dividends per share expected to be paid to Hexcel stockholders in each of the years 2020 to 2022, using the Hexcel prospective financial information. Goldman Sachs then discounted the December 31, 2020, December 31, 2021 and December 31, 2022 implied future price per share of Hexcel common stock (including cumulative dividends) back to December 31, 2019, using an illustrative discount rate of 7.50%, reflecting an estimate of Hexcel’s cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for Hexcel, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $79 to $89 per share of Hexcel common stock.

Illustrative Present Value of Future Share Price Analysis—Woodward Standalone. Goldman Sachs performed an illustrative analysis of the implied present values of illustrative future values per share of Woodward common stock on a stand-alone basis. Goldman Sachs first derived ranges of implied future share prices (excluding dividends) for Woodward as of December 31 for each of the years 2020 to 2022 by applying a range of NTM P/E multiples of 19.0x to 21.0x to the next twelve month earnings per share estimates for Woodward, using the Woodward base prospective financial information. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, current and historical NTM P/E multiple ranges for Woodward and estimates of NTM P/E as reported by IBES over prior periods. Goldman Sachs then added, as applicable, the cumulative dividends per share expected to be paid to Woodward stockholders in each of the years 2020 to 2022, using the Woodward base prospective financial information. Goldman Sachs then discounted the December 31, 2020, December 31, 2021 and December 31, 2022 implied future price per share of Woodward common stock (including cumulative dividends) back to December 31, 2019, using an illustrative discount rate of 8.00%, reflecting an estimate of Woodward’s cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for Woodward, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $120 to $139 per share of Woodward common stock.

Illustrative Present Value of Future Share Price Analysis—Pro Forma Combined Company. Goldman Sachs performed an illustrative analysis of the implied present values of illustrative future values per share of Woodward common stock pro forma for the merger. Goldman Sachs first derived ranges of implied future share prices (excluding dividends) for Woodward common stock pro forma for the merger as of December 31 for each of the years 2020 to 2022 by applying a range of NTM P/E multiples of 19.0x to 21.0x to the next twelve month earnings per share estimates for Woodward common stock pro forma for the merger taking into account the potential combined company synergies, using the Hexcel prospective financial information, the Woodward base prospective financial information and the potential combined company synergies. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account, among other things, current and historical NTM P/E multiple ranges for Hexcel and Woodward and estimates of NTM P/E as reported by IBES for prior periods. Goldman Sachs then added, as applicable, the cumulative dividends per share expected to be paid to the combined company stockholders in each of the years 2020 to 2022, using the Hexcel prospective financial information and the Woodward base prospective financial information and assuming that the merger closing occurred in June 2020. Goldman Sachs then discounted the December 31, 2020, December 31, 2021 and December 31, 2022 implied future price per share of Woodward common stock pro forma for the merger (including cumulative dividends) back to December 31, 2019, using an illustrative discount rate of 8.00%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the applicable company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated a range of illustrative implied present values for the pro forma value to be received per share of Hexcel common stock pursuant to the merger agreement by first multiplying the range of implied present values per share of Woodward common stock pro forma for the merger derived from the above analysis by the exchange ratio, and thereafter adding the implied present value of Hexcel’s stand-alone dividends for the six months ended June 30, 2020, discounted back to December 31, 2019 using an illustrative discount rate of 7.50%, reflecting an estimate of the cost of equity for Hexcel on a stand-alone basis and derived by application of the capital asset pricing model. This analysis resulted in a range of illustrative implied present values for the pro forma value to be received per share of Hexcel common stock pursuant to the merger agreement of $89 to $102.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman

Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Hexcel or Woodward or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Hexcel board as to the fairness from a financial point of view of the exchange ratio pursuant to the merger to the holders (other than Woodward and its affiliates) of shares of Hexcel common stock.

These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Hexcel, Woodward, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The exchange ratio was determined through arm’s-length negotiations between Hexcel and Woodward and was approved by the Hexcel board. Goldman Sachs provided advice to Hexcel during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to the Hexcel board or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As more fully described below in the section “The Merger—Hexcel’s Reasons for the Merger; Recommendation of the Hexcel board” beginning on page 60, Goldman Sachs’ opinion to the Hexcel board was one of many factors taken into consideration by the Hexcel board in reaching its decision to approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommend the approval of the merger agreement by its stockholders. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Hexcel, Woodward and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Hexcel in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Hexcel and its affiliates from time to time. However, during the two-year period ended January 10, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by Hexcel or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Woodward and its affiliates from time to time. However, during the two-year period ended January 10, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by Woodward or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Hexcel, Woodward and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Hexcel board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated December 23, 2019, Hexcel engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between Hexcel and Goldman Sachs provides for a transaction fee equal to $24,000,000, $6,000,000 of which became payable at the announcement of the merger, and the remainder of which is contingent upon consummation of the merger. In addition, Hexcel has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Woodward’s Reasons for the Merger; Recommendation of the Woodward Board

In evaluating the merger agreement, the merger, the Woodward share issuance, the Woodward charter amendment and the other transactions contemplated by the merger agreement, the Woodward board and the Woodward transaction committee invested considerable time and conducted substantial due diligence, including consulting with Woodward’s management, financial advisor, outside legal counsel and other consultants and advisors, and participating in multiple meetings of the Woodward board and Woodward transaction committee. The Woodward board, in reaching its decision to approve the merger agreement, the merger, the Woodward share issuance, the Woodward charter amendment and the other transactions contemplated by the merger agreement, and to recommend that Woodward stockholders approve the Woodward share issuance proposal and Woodward charter amendment proposal and the other proposals presented at the Woodward special meeting, and the Woodward transaction committee, in reaching its decision to recommend to the Woodward board to approve such matters, considered a number of factors, including the following material factors:

•	the business, operations, results of operations, financial condition and market position of each of Woodward and Hexcel and the prospects of each of Woodward, Hexcel and the combined company;

•	the results of the due diligence reviews of Hexcel and its business conducted by Woodward and its advisors;

•	the strategic rationale for the merger, including:

•

the creation of a premier aerospace and industrial leader well-positioned to satisfy the customer demands for aircraft aerodynamics, energy efficiency, improved safety, and reduced emissions and noise;

•

the ability to build on each of Woodward’s and Hexcel’s existing positions and product platforms to develop greater depth and balance of customer relationships and end markets across the aerospace and industrial sectors, with significant opportunities for cross-selling and to enhance customer relationships;

•

the combination of each of Woodward’s and Hexcel’s original equipment manufacturer positions, Hexcel’s secular growth from increasing composite penetration, and Woodward’s aftermarket positions enabling the combined company to drive consistent top-line growth and cash flow generation across program life cycles; and

•

the enhanced scale of the combined company, including the combined research and development capabilities of each of Woodward and Hexcel and the greater resources available to the combined company to invest in emerging technologies to support next-generation aerospace customer programs and accelerate innovation in aerodynamics, propulsion and energy efficiency;

•

the complementary nature of each of Woodward’s and Hexcel’s businesses, products, technology, customers, strategic directions and growth trajectories, and the ability to bring together a portfolio of technologies and innovation that enable smarter, cleaner and safer solutions for the combined company’s customers across aerospace and industrial markets through the combination;

•

the complementary nature of each of Woodward’s and Hexcel’s cultures and operating philosophies, including strong track records of high-impact research and development investment and a common focus on operational excellence;

•	the combined company’s expected strong balance sheet and commitment to a balanced capital allocation strategy;

•	the significant estimated free cash flow generation of the combined company, taking into account the estimated synergies and cost savings estimated to be available to the combined company;

•	the anticipated pro forma financial impact of the merger on the combined company;

•

the expectation that the combined company will realize significant cost synergies within the first two years following closing of the merger, including the elimination of duplicative corporate costs, optimized sourcing strategies and organizations; cost savings from enhanced purchasing power, improved sales efficiency and go-to-market organization, shared IT infrastructure and enhanced global shared services;

•

the expectation that the combined company will realize significant future synergies, including improved customer access and cross-selling opportunities, integrated advanced materials and control solutions and accelerated innovation and commercialization cycle;

•

the Woodward board’s belief that the combination of each of Woodward’s and Hexcel’s businesses, and the synergies and cost savings potentially available in the merger, would create the opportunity for the combined company to deliver superior stockholder value compared to Woodward on a stand-alone basis or relative to other potential strategic alternatives reasonably available to Woodward;

•

the Woodward board’s understanding of the current and prospective environment in which Woodward and Hexcel operate, including national and local economic conditions, the competitive environment and the evolving technologies and customer demands in aerospace and industrial markets;

•

in the case of the Woodward board, the recommendation of the Woodward transaction committee to the Woodward board to approve the merger agreement, the merger, the Woodward share issuance, the Woodward charter amendment and the other transactions contemplated by the merger agreement, and the recommendation of the Woodward compensation committee to the Woodward board to approve certain changes to Woodward’s equity awards (excluding those held by Mr. Gendron) and employee benefits pertaining to certain employees;

•

the opinion of J.P. Morgan, Woodward’s financial advisor, to the Woodward board, to the effect that, as of the date of such opinion, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to Woodward, as more fully described below in the section entitled “The Merger—Opinion of Woodward’s Financial Advisor”;

•	the fact that the exchange ratio is fixed, which the Woodward board believed was consistent with market practice for transactions of this type and with the strategic purpose of the merger;

•	the structure of the merger and the ability and rights of each party to change the structure following the execution of the merger agreement in certain circumstances;

•

the provisions of the merger agreement setting forth the governance and leadership of the combined company, which the Woodward board believes supports the expected realization of the strategic benefits to the combined company as a result of the merger;

•

the other terms of the merger agreement, reviewed with Woodward’s legal advisors, including the treatment of Hexcel’s and Woodward’s equity awards and employee benefits in the merger, conditions to completing the merger and the circumstances under which the merger agreement could be terminated and the costs and other impacts of such a termination; and

•	the Woodward board’s expectations with respect to obtaining the required regulatory and other approvals.

The Woodward board and Woodward transaction committee also considered potential uncertainties and risks related to the merger including the following:

•

the risk that the merger may not be completed despite Woodward’s and Hexcel’s efforts, including the possibility that the conditions to the parties’ obligations to complete the merger transactions (which include certain conditions that are not within the control of the parties to the merger agreement) may not be satisfied or that completion of the merger may be unduly delayed, and any resulting adverse impacts on Woodward, its business and the trading price of Woodward common stock;

•

the regulatory and other approvals required in connection with the merger, and the risk that such approvals will not be received in a timely manner or at all or may result in costs and expenses or impose unacceptable conditions;

•

the risk that Woodward or Hexcel may be subject to lawsuits or other challenges to the merger, and adverse effects of these challenges, including any adverse rulings in lawsuits, may delay or prevent the merger from being completed or that may require Woodward or Hexcel to incur significant costs to address such challenges, including any costs to defend or settle any lawsuits;

•	that the combined company would be changing its name and ticker symbol, and the risks, costs and other effects associated with such changes;

•

the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the time frame contemplated, the risk that Woodward, Hexcel or the combined company may not achieve their forecasts of financial and operating performance or growth plans and that general economic and market conditions outside the control of Woodward, Hexcel or the combined company could deteriorate, and the risk that the combined company may not be able to deliver superior value to stockholders relative to continuing Woodward’s organic growth on a stand-alone basis or relative to other potential strategic alternatives reasonably available to Woodward;

•

the difficulties and management challenges inherent in completing the merger, integrating the businesses and managing an expanded business, operations and workforce of Woodward and Hexcel, particularly in light of the merger-of-equals nature of the transaction, potential time commitment, distractions and other factors, including the challenge of blending board and management leadership, harmonizing compensation philosophies, employee compensation and benefit plans, and the potential loss of key personnel, customers and suppliers during the pendency of the merger and thereafter;

•	certain anticipated costs related to the merger and the integration of the businesses, operations and workforce of Woodward and Hexcel;

•	the diversion of management attention and resources from the operation of Woodward’s business towards the completion of the merger;

•	the dilution of the ownership and voting interests of Woodward’s current stockholders that would result from the Woodward share issuance;

•	the fact that the merger agreement places certain restrictions on the conduct of Woodward’s business prior to the completion of the merger,

•

the circumstances under which the merger agreement could be terminated and the impact of such a termination, including the provisions of the merger agreement that may require Woodward to pay a $250 million termination fee to Hexcel under certain circumstances, or that may not require Hexcel to pay a termination fee to Woodward under certain circumstances;

•

the ability of the Hexcel board to change its recommendation to Hexcel stockholders under certain circumstances under the terms of the merger agreement, the limitations on the ability of the Woodward board to change its recommendation to Woodward stockholders under the terms of the merger agreement, the effect of and the required actions or inactions in connection with, and the impact of, such a change in recommendation by the Hexcel board or the Woodward board;

•

the risk of changes in circumstances between the date of the signing of the merger agreement and the completion of the merger that will not be reflected in the fairness opinion obtained by the Woodward board, including any such circumstances that may not result in a right of the Woodward board to change its recommendation pursuant to the terms of the merger agreement; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

The Woodward board and Woodward transaction committee determined that the benefits expected to be achieved for Woodward and Woodward stockholders as a result of the merger outweighed these potential risks and uncertainties. The Woodward board and the Woodward transaction committee recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the joint proxy statement/prospectus.

This discussion of the information and factors considered by the Woodward board and the Woodward transaction committee includes material factors considered by the Woodward board and the Woodward transaction committee, but it is not intended to be exhaustive and may not include all the factors considered by the Woodward board and the Woodward transaction committee. In view of the wide variety of factors considered, and the complexity of these matters, the Woodward board and the Woodward transaction committee did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement, the merger, the Woodward share issuance, the Woodward charter amendment and the other transactions contemplated by the merger agreement. Rather, the Woodward board and the Woodward transaction committee viewed its decision and respective recommendations as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, Woodward management and Woodward’s financial and legal advisors. In addition, individual members of the Woodward board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Woodward board and the Woodward transaction committee and certain information presented in this section are forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

In considering the recommendation of the Woodward board, you should be aware that certain directors and executive officers of Woodward may have interests in the merger that are different from, or in addition to, interests of Woodward stockholders generally and may create potential conflicts of interest. The Woodward board and the Woodward transaction committee were aware of these interests and considered them when evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in making their respective recommendations, including the Woodward board’s recommendation that Woodward stockholders approve the Woodward share issuance proposal and Woodward charter amendment proposal and the other proposals presented at the Woodward special meeting. See the section entitled “The Merger—Interests of Woodward’s Directors and Executive Officers in the Merger”.

Opinion of Woodward’s Financial Advisor

Pursuant to an engagement letter between Woodward and J.P. Morgan, Woodward retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At the meeting of the Woodward board on January 11, 2020, J.P. Morgan rendered its oral opinion to the Woodward board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Woodward. J.P. Morgan has confirmed its January 11, 2020 oral opinion by delivering its written opinion to the Woodward board, dated January 12, 2020, that, as of such date, the exchange ratio in the proposed merger was fair, from a financial point of view, to Woodward. The full text of the written opinion of J.P. Morgan dated January 12, 2020, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Woodward’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Woodward board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Woodward, or as to the underlying decision by Woodward to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any Woodward stockholder as to how such stockholder should vote with respect to the proposed merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Woodward and Hexcel and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Woodward and Hexcel with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Woodward common stock and Hexcel common stock and certain publicly traded securities of such other companies;

•

reviewed and discussed with Woodward management certain internal prospective financial information prepared by the managements of Woodward and Hexcel relating to their respective businesses, including the Woodward base prospective financial information, the Woodward prospective financial information under the ex-wind contingent scenario and the Hexcel prospective financial information, as well as the estimated amount and timing of the potential combined company synergies, as described in more detail under the section below titled “The Merger—Certain Unaudited Prospective Financial Information”; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Woodward and Hexcel with respect to certain aspects of the merger, and the past and current business operations and financial condition of Woodward and Hexcel, and the future prospects of Woodward, Hexcel and the combined company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Woodward and Hexcel or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume any responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Woodward or Hexcel under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and prospective financial information provided to J.P. Morgan or derived therefrom, including the potential combined company synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best then currently available estimates and judgments by management as to the expected future results of operations and financial condition of Woodward and Hexcel to which such analyses or prospective financial information relate. J.P. Morgan expressed no view as to such analyses or prospective financial information (including the potential combined company synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger will have the tax consequences described in this joint proxy statement/prospectus, and in discussions with, and materials furnished to J.P. Morgan by, representatives of Woodward, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and this joint proxy statement/prospectus. J.P. Morgan also assumed that the representations and warranties made by Woodward and Hexcel in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Woodward with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Woodward or Hexcel or on the contemplated benefits of the merger.

The prospective financial information furnished to J.P. Morgan were prepared by the managements of Woodward and Hexcel, as applicable. Woodward does not publicly disclose internal prospective financial information of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed merger, and such prospective financial information was not prepared with a view toward public disclosure. This prospective financial information was based on certain variables and assumptions that are inherently uncertain and may be beyond the control of Woodward’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the prospective financial information. For more information regarding the use of prospective financial information and other forward-looking statements, please refer to the section titled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 84 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s written opinion dated January 12, 2020, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any class of securities, creditors or other constituencies of Woodward or the underlying decision by Woodward to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed merger, or any class of such persons relative to the exchange ratio in the proposed merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Woodward’s common stock or Hexcel’s common stock will trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Woodward and Hexcel, and the decision to enter into the merger agreement was solely that of the Woodward board and the Hexcel board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Woodward board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Woodward board or management with respect to the proposed merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Woodward board on January 11, 2020 and contained in the presentation delivered to the Woodward board on such date in connection with the rendering of such opinion and the description of the opinion contained in such presentation does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Standalone Valuations

Public Trading Multiples Analysis.

Woodward

Using publicly available information, J.P. Morgan compared selected financial data of Woodward with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Woodward (the “Woodward comparable companies”). The Woodward comparable companies include:

•	Curtiss-Wright Corporation

•	HEICO Corporation

•	Hexcel

•	Meggitt PLC

•	Moog Inc.

•	RBC Bearings Inc.

•	TransDigm Group Inc.

None of the Woodward comparable companies is identical to Woodward. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Woodward. However, the Woodward comparable companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of Woodward based on business sector participation, financial metrics and form of operations.

For each of the Woodward comparable companies, J.P. Morgan calculated and compared, among other things, (i) the multiple of firm value (“FV”) to the research analyst consensus estimates of 2020 earnings before interest, taxes, depreciation and amortization (“EBITDA”) which were calendarized to adjust each of the Woodward comparable companies’ fiscal years to end on September 30, 2020 (such multiple, “FV/2020E EBITDA”) and (ii) the multiple of FV to the research analyst consensus estimates of 2021 EBITDA which were calendarized to adjust each of the Woodward comparable companies’ fiscal years to end on September 30, 2021 (such multiple, “FV/2021E EBITDA”). Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Woodward as follows:

	Low	High
FV/2020E EBITDA	10.0x	15.0x
FV/2021E EBITDA	9.0x	14.0x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 10.0x to 15.0x for FV/2020E EBITDA to Woodward’s estimated prospective EBITDA for the fiscal year 2020 of $655 million included in the Woodward base prospective financial information. J.P. Morgan also applied a multiple reference range of 9.0x to 14.0x for FV/2021E EBITDA to Woodward’s estimated prospective EBITDA for the fiscal year 2021 of $713 million included in the Woodward base prospective financial information.

After applying these ranges to Woodward’s estimated prospective EBITDA for the fiscal years 2020 and 2021 included in the Woodward base prospective financial information, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Woodward common stock, rounded to the nearest dollar per share of Woodward common stock:

	Low	High
FV/2020E EBITDA	$87.00	$135.00
FV/2021E EBITDA	$85.00	$137.00

J.P. Morgan then applied a multiple reference range of 10.0x to 15.0x for FV/2020E EBITDA to Woodward’s estimated EBITDA sensitivities for the fiscal year 2020 of $647 million included in the Woodward prospective financial information under the ex-wind contingent scenario. J.P. Morgan also applied a multiple reference range of 9.0x to 14.0x for FV/2021E EBITDA to Woodward’s estimated EBITDA sensitivities for the fiscal year 2021 of $699 million included in the Woodward prospective financial information under the ex-wind contingent scenario.

After applying these ranges to Woodward’s estimated EBITDA sensitivities for the fiscal years 2020 and 2021 included in the Woodward prospective financial information under the ex-wind contingent scenarios, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Woodward common stock, rounded to the nearest dollar per share of Woodward common stock:

	Low	High
FV/2020E EBITDA	$85.00	$133.00
FV/2021E EBITDA	$83.00	$134.00

Hexcel

Using publicly available information, J.P. Morgan compared selected financial data of Hexcel with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Hexcel (the “Hexcel comparable companies”). Hexcel comparable companies include:

•	Curtiss-Wright Corporation

•	Meggitt PLC

•	Moog Inc.

•	Spirit AeroSystems, Inc.

•	Triumph Group, Inc.

•	Woodward

None of Hexcel comparable companies is identical to Hexcel. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Hexcel. However, Hexcel comparable companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of Hexcel based on business sector participation, financial metrics and form of operations.

For each of the Hexcel comparable companies, J.P. Morgan calculated and compared, among other things, (i) the multiple of FV/2020E EBITDA and (ii) the multiple of FV/2021E EBITDA. Based on the results of this analysis and other factors, which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Hexcel as follows:

	Low	High
FV/2020E EBITDA	10.0x	14.5x
FV/2021E EBITDA	9.0x	13.0x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 10.0x to 14.5x for FV/2020E EBITDA to Hexcel’s estimated prospective EBITDA for the fiscal year 2020 of $597 million included in the Hexcel prospective financial information, which was calendarized to adjust Hexcel’s fiscal year to end on September 30, 2020. J.P. Morgan also applied a multiple reference range of 9.0x to 13.0x for FV/2021E EBITDA to Hexcel’s estimated prospective EBITDA for the fiscal year 2021 of $637 million included in the Hexcel prospective financial information, which was calendarized to adjust Hexcel’s fiscal year to end on September 30, 2021.

After applying these ranges to Hexcel’s estimated prospective EBITDA for the fiscal years ended 2020 and 2021 included in the Hexcel prospective financial information, which were calendarized to adjust Hexcel’s fiscal year to end on September 30, 2020 and 2021, respectively, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Hexcel common stock, rounded to the nearest dollar per share of Hexcel common stock:

	Low	High
FV/2020E EBITDA	$59.00	$90.00
FV/2021E EBITDA	$56.00	$86.00

Discounted Cash Flow Analysis.

Woodward

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Woodward’s common stock. J.P. Morgan calculated the unlevered free cash flows that Woodward is estimated to generate during fiscal years 2020 through 2024 based upon the Woodward base prospective financial information. J.P. Morgan also calculated a range of terminal asset values of Woodward at the end of the five-year period ending 2024 by applying perpetual growth rates ranging from 2.5% to 3.5% to the unlevered free cash flow of Woodward during the final year of the five-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates ranging from 8.5% to 9.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Woodward. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Woodward’s estimated 2020 fiscal year-end cash and total debt. Based on the Woodward base prospective financial information, the range of perpetual growth rates and the range of discount rates, the discounted cash flow analysis indicated the following implied equity value per share range for the shares of Woodward common stock, rounded to the nearest dollar per share of Woodward common stock:

	Low	High
Woodward equity value per share	$108	$148

J.P. Morgan also conducted a discounted cash flow analysis based on the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario. J.P. Morgan calculated the unlevered free cash flows that Woodward is estimated to generate during the fiscal years 2020 through 2024 based on the Woodward prospective financial information under the ex-wind contingent scenario. J.P. Morgan also calculated a range of terminal asset values of Woodward at the end of the five-year period ending 2024 by applying perpetual growth rates ranging from 2.5% to 3.5% to the unlevered free cash flow of Woodward during the final year of the five-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates ranging from 8.5% to 9.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Woodward. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Woodward’s estimated 2020 fiscal year-end cash and total debt. Based upon the Woodward prospective financial information under the ex-wind contingent scenario, the range of perpetual growth rates and the range of discount rates, the discounted cash flow analysis indicated the following implied equity value per share range for the shares of Woodward common stock, rounded to the nearest dollar per share of Woodward common stock:

	Low	High
Woodward equity value per share	$105	$144

Hexcel

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Hexcel’s common stock. J.P. Morgan calculated the unlevered free cash flows that Hexcel is estimated to generate during fiscal years 2020 through 2024 based upon the Hexcel prospective financial information. J.P. Morgan also calculated a range of terminal asset values of Hexcel at the end of the five-year period ending 2024 by applying perpetual growth rates ranging from 2.5% to 3.5% to the unlevered free cash flow of Hexcel during the final year of the five-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 8.0% to 9.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Hexcel. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Hexcel’s estimated 2020 fiscal year-end excess cash and total debt. Based on the Hexcel prospective financial information, the range of perpetual growth rates and the range of discount rates, the discounted cash flow analysis indicated the following implied equity value per share range for the shares of Hexcel common stock, rounded to the nearest dollar per share of Hexcel common stock:

	Low	High
Hexcel equity value per share	$65	$94

Relative Value Analysis.

Based upon the implied valuations for each of Hexcel and Woodward calculated pursuant to the trading multiples analyses and discounted cash flow analyses described above, J.P. Morgan calculated a range of implied exchange ratios of a share of Woodward common stock to a share of Hexcel common stock, and then compared that range of implied exchange ratios to the exchange ratio in the merger agreement of 0.6250x.

For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each implied equity value of Hexcel calculated based on the analyses conducted using the estimates included in the Hexcel prospective financial information by the high end of each implied equity value of Woodward calculated based on the analyses conducted using the estimates included in the Woodward base prospective financial information. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of Hexcel calculated based on the analyses conducted using the estimates included in the Hexcel prospective financial information by the low end of each implied equity value of Woodward calculated based on the analyses conducted using the estimates included in the Woodward base prospective financial information. This analysis indicated the following implied exchange ratios, compared in each case to the exchange ratio in the merger of 0.6250x shares of Woodward common stock per share of Hexcel common stock:

Public Trading Multiples Analysis	Low	High
FV/2020E EBITDA	0.4362x	1.0439x
FV/2021E EBITDA	0.4088x	1.0154x
Discounted Cash Flow Analysis	0.4367x	0.8659x

For each of the analyses referred to above, J.P. Morgan also calculated the ratio implied by dividing the low end of each implied equity value of Hexcel calculated based on the analyses conducted using the estimates included in the Hexcel prospective financial information by the high end of each implied equity value sensitivities of Woodward calculated based on the analyses conducted using the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of Hexcel calculated based on the analyses conducted using the estimates included in the Hexcel prospective financial information by the low end of each implied equity value sensitivities of Woodward calculated based on the analyses conducted using the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario. This analysis indicated the following implied exchange ratios, compared in each case to the exchange ratio in the merger of 0.6250x shares of Woodward common stock per share of Hexcel common stock:

Public Trading Multiples Analysis	Low	High
FV/2020E EBITDA	0.4421x	1.0574x
FV/2021E EBITDA	0.4176x	1.0375x
Discounted Cash Flow Analysis	0.4509x	0.8940x

For reference, J.P. Morgan also calculated the ratios implied by (i) dividing the low end of each implied equity value of Hexcel calculated based on the analyses conducted using the estimates included in the Hexcel prospective financial information by the low end of each implied equity value of Woodward calculated based on the analyses conducted using each of the estimates included in the Woodward base prospective financial information and the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario and (ii) dividing the high end of each implied equity value of Hexcel calculated based on the analyses conducted using the estimates included in the Hexcel prospective financial information by the high end of each implied equity value of Woodward calculated based on the analyses conducted using each of the estimates included in the Woodward base prospective financial information and the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario.

Value Creation Analysis.

J.P. Morgan prepared a value creation analysis that compared the equity value of Woodward based on the discounted cash flow analysis conducted using each of the estimates included in the Woodward base prospective financial information and the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario to the pro forma combined company equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the equity value of Woodward using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above in “Discounted Cash Flow Analysis of Woodward” conducted using each of the estimates included in the Woodward base prospective financial information and the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario, (ii) the equity value of Hexcel using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above in “Discounted Cash Flow Analysis of Hexcel” conducted using the estimates included in the Hexcel prospective financial information and (iii) the estimated present value of the potential combined company synergies, net of estimated transaction-related expenses. The value creation analysis at the exchange ratio of 0.6250x provided for in the merger agreement yielded value creation to the holders of Woodward common stock of (i) 10% relative to the equity value calculated based on the analysis conducted using the estimates included in the Woodward base prospective financial information and (ii) 12% relative to the equity value sensitivities calculated based on the analysis conducted using the estimated sensitivities included in the Woodward prospective financial information under the ex-wind contingent scenario.

Other Information.

Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the Woodward common stock for the 52-week period ending January 10, 2020, which, rounded to the nearest dollar per share, was $74 per share to $125 per share, and compared that to the closing price per share of Woodward common stock of $121.96 on January 10, 2020.

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the Hexcel common stock for the 52-week period ending January 10, 2020, which, rounded to the nearest dollar per share, was $59 per share to $87 per share, and compared that to (i) the closing price per share of Hexcel common stock of $72.91 on January 10, 2020 and (ii) the implied value of the merger consideration of $76.23 per share based on the exchange ratio of 0.6250x per share and the closing price per share of Woodward common stock of $121.96 on January 10, 2020.

Analyst Price Targets

For reference only and not as a component of its fairness analysis, J.P. Morgan also reviewed certain publicly available equity research analyst share price targets for the Woodward common stock and noted that the range of such price targets for the Woodward common stock was $105 per share to $140 per share, and compared that to the closing price per share of Woodward common stock of $121.96 on January 10, 2020.

For reference only and not as a component of its fairness analysis, J.P. Morgan also reviewed certain publicly available equity research analyst share price targets for the Hexcel common stock and noted that the range of such price targets was $62 per share to $90 per share, and compared that to the closing price per share of Hexcel common stock of $72.91 on January 10, 2020.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily conducive to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Woodward or Hexcel. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon prospective financial information and other expectations or estimates of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, prospective financial information and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Woodward or Hexcel. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Woodward and Hexcel. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Woodward and Hexcel.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Woodward with respect to the merger and deliver an opinion to the Woodward board with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Woodward, Hexcel and the industries in which they operate.

For services rendered in connection with the merger, Woodward paid J.P. Morgan a fee of $5,000,000, which became payable upon delivery of J.P. Morgan’s opinion to the Woodward board, and has agreed to pay J.P. Morgan the balance of its $22,500,000 transaction fee contingent upon the completion of the merger. In addition, Woodward has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s written opinion on January 12, 2020, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Woodward for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on Woodward’s revolving credit facility which closed in June 2019 and sole placement agent on Woodward’s offering of debt securities which closed in May 2018. Following the date of J.P. Morgan’s written opinion on January 12, 2020, J.P. Morgan also acted as sole agent on Woodward’s amendment of their private placement debt securities which closed in February 2020. During the two year period preceding delivery of J.P. Morgan’s written opinion on January 12, 2020, the aggregate fees recognized by J.P. Morgan from Woodward were approximately $1.6 million. During the two years preceding the date of J.P. Morgan’s written opinion on January 12, 2020, J.P. Morgan and its affiliates have not had commercial or investment banking relationships with Hexcel and have not received compensation from Hexcel in respect of commercial or investment banking activities. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Woodward and Hexcel. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Woodward or Hexcel, or both, for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Certain Unaudited Prospective Financial Information

Woodward and Hexcel do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials. However, Woodward and Hexcel are including certain unaudited prospective financial information in this section of this joint proxy statement/prospectus solely because it was among the financial information provided to and considered by J.P. Morgan and Goldman Sachs for the purpose of performing financial analyses in connection with the delivery of their respective fairness opinions, as described above in the sections titled “The Merger—Opinion of Woodward’s Financial Advisor” and “The Merger—Opinion of Hexcel’s Financial Advisor”. We refer in this joint proxy statement/prospectus to the unaudited prospective financial information included in this section of this joint proxy statement/prospectus, collectively, as the “prospective financial information”.

The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. The prospective financial information is not being included in this joint proxy statement/prospectus in order to influence any Woodward stockholder or Hexcel stockholder as to whether or how such stockholder should vote or act with respect to the approval of any the proposals presented at the Woodward special meeting or the Hexcel special meeting or any other matter.

Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions made by the respective management of Woodward and Hexcel, as applicable, at the time such prospective financial information was prepared or approved for use by the financial advisors. The estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, financial, market and industry conditions and future business decisions and contingencies that may not be realized and that are inherently subject to significant business, economic, competitive, financial, market and industry uncertainties and risks, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Woodward and Hexcel operate and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in the reports that Woodward and Hexcel file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Woodward and Hexcel and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the expected contingencies or estimated results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the management of Woodward or Hexcel could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Woodward, Hexcel or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Woodward stockholders or Hexcel stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results.

The prospective financial information also reflects numerous variables, expectations and assumptions based on information available to the respective management of Woodward and Hexcel, as applicable, at the time it was prepared, that are subject to change and do not take into account changes in such variables, expectations, assumptions or information or in any underlying circumstances or events occurring after the date they were prepared. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar variables, expectations or assumptions would be used and similar prospective financial information would be prepared. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger. Neither Woodward nor Hexcel have updated the prospective financial information included in this joint proxy statement/prospectus, and neither Woodward, Hexcel nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information, to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated circumstances or events, even in the event that any or all of the underlying variables, expectations, assumptions or information are shown to be in error, or to reflect changes in economic, competitive, financial, market or industry conditions.

In light of the foregoing, and considering that the Woodward special meeting and the Hexcel special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Woodward stockholders and Hexcel stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review Woodward’s and Hexcel’s most recent SEC filings for a description of their reported financial results and the financial statements of Woodward and Hexcel incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus for further information.

The prospective financial information was prepared by management of Woodward and Hexcel, as applicable. Neither Deloitte & Touche LLP (Woodward’s independent registered public accounting firm) nor Ernst & Young LLP (Hexcel’s independent registered public accounting firm) have audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the prospective financial information and, accordingly, neither Deloitte & Touche LLP nor Ernst & Young LLP have expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of Woodward and Hexcel, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information.

The Woodward base prospective financial information and the Woodward prospective financial information under the ex-wind contingent scenario, on the one hand, and the Hexcel prospective financial information, on the other hand, were prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for Woodward and Hexcel is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed. By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Woodward nor Hexcel nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Woodward, Hexcel or the combined company compared to the information contained in the prospective financial information.

Woodward base prospective financial information

The following table sets forth selected unaudited prospective financial information representing Woodward management’s evaluation of Woodward’s estimated future financial performance on a stand-alone basis, without reference to the merger, and without accounting for the impact of the potential divestiture of the Woodward wind business described in more detail under the section below titled “Woodward prospective financial information under the ex-wind contingent scenario.” This prospective unaudited prospective financial information was prepared by Woodward management and was provided to J.P. Morgan and Goldman Sachs for the purpose of performing financial analyses in connection with the delivery of their respective fairness opinions. We refer in this joint proxy statement/prospectus to such unaudited prospective financial information as presented in the following table as the “Woodward base prospective financial information”.

	Fiscal year ended September 30,
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$3,034	$3,235	$3,348	$3,515	$3,731
EBITDA	$655	$713	$754	$813	$879
Capital expenditures	$72	$94.5	$80	$79	$78

Woodward prospective financial information under the ex-wind contingent scenario

Woodward management also prepared sensitivities to the Woodward base prospective financial information based on a contingent scenario that accounts for the impact of the then contemplated divestiture of certain of

Woodward’s assets related to Woodward’s renewable power systems and protective relays businesses, which we refer to in this joint proxy statement/prospectus as the “Woodward wind business”, which was under consideration by Woodward at the time the Woodward base prospective financial information was provided to J.P. Morgan and Goldman Sachs. Woodward management also estimated that the completion of the proposed divestiture of the Woodward wind business would result in net cash proceeds to Woodward of approximately $25 million, without regard to any potential purchase price adjustments. The following table sets forth selected unaudited prospective financial information representing Woodward management’s evaluation of Woodward’s estimated future financial performance on a stand-alone basis, without reference to the merger, and including the sensitivities based on this contingent scenario. This prospective unaudited prospective financial information was prepared by Woodward management and was provided to J.P. Morgan and Goldman Sachs for the purpose of performing financial analyses in connection with the delivery of their respective fairness opinions, although this unaudited prospective financial information was used by Goldman Sachs as a contingent scenario for reference only. We refer in this joint proxy statement/prospectus to such unaudited prospective financial information as presented in the following table, together with Woodward’s receipt of estimated net cash proceeds of approximately $25 million as a result of the then contemplated divestiture of the Woodward wind business, as the “Woodward prospective financial information under the ex-wind contingent scenario”.

	Fiscal year ended September 30,
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$2,926	$3,121	$3,231	$3,399	$3,608
EBITDA	$647	$699	$739	$797	$862
Capital expenditures	$72	$93.5	$79	$78	$77

Hexcel prospective financial information

The following table sets forth selected unaudited prospective financial information representing Hexcel management’s evaluation of Hexcel’s estimated future financial performance on a stand-alone basis, without reference to the merger. This unaudited prospective financial information was prepared by Hexcel management and was provided to Goldman Sachs and J.P. Morgan for the purpose of performing financial analyses in connection with the delivery of their respective fairness opinions. We refer in this joint proxy statement/prospectus to such unaudited prospective financial information as presented in the following table as the “Hexcel prospective financial information”.

	Fiscal year ended December 31,
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$2,524	$2,655	$2,636	$2,701	$2,836
EBITDA	$604	$648	$668	$688	$703
Capital expenditures	$119	$113	$139	$113	$100

Potential combined company synergies

The following table sets forth selected unaudited prospective financial information representing Woodward management’s and Hexcel management’s evaluation of the estimated amount and timing of the impact of potential synergies and cost savings available to the combined company on a pre-tax basis as a result of the merger. This unaudited prospective financial information was prepared by management of Woodward and Hexcel and was provided to Goldman Sachs and J.P. Morgan for the purpose of performing financial analyses in connection with the delivery of their respective fairness opinions. We refer in this joint proxy statement/prospectus to such unaudited prospective financial information as presented in the following table as the “potential combined company synergies”.

	Fiscal year following completion of the merger
(in millions)	Year 1	Year 2	Year 3	Year 4	Year 5
Total EBITDA synergies	$43.0	$117.0	$129.4	$133.3	$137.4

Interests of Woodward’s Directors and Executive Officers in the Merger

Except as described below, each option to purchase shares of Woodward common stock (the “Woodward options”) granted under Woodward’s 2017 Omnibus Incentive Plan or 2006 Omnibus Incentive Plan, as applicable, held by Woodward’s executive officers and non-employee directors immediately prior to the effective time will not be impacted by the merger and will continue to be awards in respect of Woodward common stock following the effective time, subject to the same terms and conditions that were applicable to such awards before the effective time. As of February 21, 2020, there were outstanding Woodward options covering an aggregate of 327,300 shares of Woodward common stock (of which 101,050 shares were unvested) held by the current non-employee members of the Woodward board and outstanding Woodward options covering an aggregate of 2,565,300 shares of Woodward common stock (of which 1,671,300 shares were unvested) held by current Woodward executive officers.

The compensation committee of the Woodward board has retained the right, under the 2017 Omnibus Incentive Plan, to accelerate the vesting of any equity-based award or other compensation in connection with the termination of any Woodward service provider’s (including the directors and executive officers) service in anticipation of the completion of the merger. As of the date of this joint proxy statement/prospectus, no acceleration of any equity-based award or other compensation held by a director or an executive officer has occurred.

In light of the merger-of-equals nature of the transaction and the fact that the current Hexcel stockholders will own approximately 45% and current Woodward stockholders will own approximately 55% of the common stock of the combined company, and for purposes of aligning employee incentives, retention and morale between Hexcel and Woodward officers following the completion of the merger, the Woodward board determined that it would be appropriate to treat the merger as a change in control under the terms of equity awards granted to certain Woodward executive officers. Accordingly, at the effective time, each Woodward option that (i) was granted on or before January 12, 2020, to a Woodward executive officer other than (A) the chief executive officer and (B) any other executive officer who qualifies for post-termination continued vesting pursuant to the terms of such award, and (ii) is outstanding and unvested as of the date of a qualifying termination (as described below), will be amended to provide that upon a termination of such executive officer’s employment without “Cause” or a termination of employment by the executive officer for “Good Reason” (as such terms are defined in the executive officers’ Amended and Restated Executive Change-in-Control Severance Agreements (or substantially similarly titled agreement)), in either event, that occurs upon or within 24 months following the effective time (each, with respect to Woodward, a “qualifying termination”), such award will become fully vested and exercisable, as applicable (such amendment, the “option award amendment”, and such accelerated vesting, the “double-trigger vesting”). As of July 1, 2020 (which, solely for purposes of this joint proxy statement/prospectus, is the expected date used for the estimated closing of the merger), certain of Woodward’s executive officers, Jonathan W. Thayer, Thomas G. Cromwell, Sagar A. Patel, Chad R. Preiss and A. Christopher Fawzy, would be eligible to receive the double-trigger vesting (i.e., upon a qualifying termination) as provided by the option award amendment. The option award amendment does not apply to Woodward’s other executive officers, non-employee directors, or Mr. Taylor, and therefore, they are not eligible to receive the double-trigger vesting.

Set forth in the table below is certain information regarding Woodward options that have been granted to Woodward’s executive officers, members of Woodward’s board of directors, and Mr. Taylor that are outstanding and, but for any stock option exercises, are expected to be outstanding as of July 1, 2020, the date that for purposes of this joint proxy statement/prospectus is assumed to be the closing date of the merger. The number of shares of Woodward common stock subject to the unvested and vested portions of the outstanding Woodward options and the value of the options shown in the table assume that the individual remains in continuous service through July 1, 2020 (other than Mr. Taylor), and does not exercise any portion of the options prior to such date. The values shown in the table are determined based on, for each option, the excess of (x) the price per share of Woodward common stock of $125.63 (the average closing market price of a share of Woodward common stock over the first five (5) business days following the public announcement of the merger on January 12, 2020) over

(y) the option’s per share exercise price. None of Woodward’s executive officers, members of the Woodward board, and Mr. Taylor holds any awards of Woodward restricted stock units.

	Vested Options		Unvested Options (1)		Total Options (Vested and Unvested)
Name	Number of Shares (#)	Value ($)	Number of Shares (#)	Value ($)	Total Number of Shares (#)	Total Value ($)
Thomas A. Gendron	973,025	75,335,403	348,675	13,800,083	1,321,700	89,135,486
Robert F. Weber, Jr.	224,350	17,800,210	85,650	3,314,422	310,000	21,114,632
Jonathan W. Thayer	27,475	1,474,004	230,725	10,455,269	258,200	11,929,273
Thomas G. Cromwell	9,675	275,738	70,025	1,682,473	79,700	1,958,211
Sagar A. Patel	118,725	8,895,728	50,275	1,983,229	169,000	10,878,957
Chad R. Preiss	166,450	13,571,308	52,650	2,125,921	219,100	15,697,229
A. Christopher Fawzy	151,600	12,054,352	56,000	2,254,591	207,600	14,308,943
John D. Cohn	48,545	4,001,085	12,850	516,645	61,395	4,517,730
Paul Donovan (2)	48,545	4,001,085	12,850	516,645	61,395	4,517,730
Eileen P. Drake	6,925	344,551	11,975	454,625	18,900	799,176
Daniel G. Korte	6,925	344,551	11,975	454,625	18,900	799,176
Mary L. Petrovich	48,545	4,001,085	12,850	516,645	61,395	4,517,730
James R. Rulseh	37,320	2,918,025	12,850	516,645	50,170	3,434,670
Dr. Ronald M. Sega	35,645	2,750,425	12,850	516,645	48,495	3,267,070
Gregg C. Sengstack	42,345	3,420,827	12,850	516,645	55,195	3,937,472
Matthew F. Taylor (3)	77,400	6,088,339	15,600	765,372	93,000	6,853,711

(1)

Pursuant to the original terms of his option agreements under which any awards remain unvested, each of Messrs. Gendron, Weber and Taylor is eligible to vest in his outstanding unvested Woodward options following termination of his employment with Woodward, without regard to continued service. These Woodward options remain exercisable for the maximum term of the option. None of the outstanding options held by these individuals is eligible for vesting acceleration in connection with the merger.

(2)

All of Mr. Donovan’s vested options are held in a limited liability company in which he and his wife each have a 50% ownership interest. Mr. Donovan transferred his vested options to the limited liability company in two separate transactions on December 29, 2019 and February 6, 2020. These transfers were not required to be reported on Form 5 filings with the SEC prior to or as of February 21, 2020.

(3)	Mr. Taylor is a former executive officer of Woodward. His status as an executive officer ended on April 12, 2019, and he retired on October 4, 2019.

Treatment of Woodward Cash Long-Term Incentive Awards

Woodward maintains the Woodward Cash Long-Term Incentive Plan, pursuant to which it grants cash-based awards to certain Woodward employees, including to its executive officers (each such award, a “Woodward cash LTI award”). Woodward cash LTI awards are generally granted on an annual basis, with each year’s award being based on a three-year performance period measuring Woodward’s relative performance in two key financial metrics, return on capital and net earnings per share growth, in each case measured on a relative basis as compared to companies of comparable size. The maximum amount of bonus payable with respect to any Woodward cash LTI award held by a Woodward executive officer is 200% of the target level. At the effective time, each Woodward cash LTI award that is outstanding as of immediately prior to the effective time, including all such awards held by Woodward’s current executive officers and Mr. Taylor, will be terminated and converted into the right to receive a cash amount, less applicable tax withholdings, equal to the greater of (i) the target award payable in respect of such Woodward cash LTI award, or (ii) the portion of the award payable based on the actual, then current interim performance payout levels (as calculated by Woodward’s compensation consultant in accordance with the methodologies historically applied in calculating interim performance payout levels for Woodward cash LTI awards), provided that such amount shall be prorated based on the portion of the three-year performance cycle that has been completed using the quotient of (A) the number of completed months (including any completed partial months, rounded down to the nearest tenth of a month) in such cycle, divided by (B) 36. In light of the difficulty and impracticality of continuing to measure return on capital and net earnings per share growth following the merger on a post-merger company that will be substantially transformed as a result of the combination of Woodward’s and Hexcel’s businesses, the Woodward board believed that it was appropriate to end the ongoing performance periods, terminate the outstanding Woodward cash LTI awards in connection with the merger, and pay out a prorated portion of the awards for services provided through the completion of the merger.

Each of Woodward’s current executive officers and Mr. Taylor hold one or more Woodward cash LTI awards and would be eligible to receive the following amounts assuming (i) the merger closes on July 1, 2020, and (ii) the Woodward cash LTI awards are paid at target on a prorated basis:

Name	Amount ($)
Thomas A. Gendron	823,958
Robert F. Weber, Jr.	375,833
Jonathan W. Thayer	172,500
Thomas G. Cromwell	177,600
Sagar A. Patel	262,950
Chad R. Preiss	245,138
A. Christopher Fawzy	191,239
Matthew F. Taylor (1)	139,300

(1)

In connection with Mr. Taylor’s retirement, Mr. Taylor became eligible to vest in certain Woodward cash LTI awards that otherwise would have vested after his retirement. Mr. Taylor’s retirement arrangement predates the date of the merger agreement.

Treatment of Woodward Variable Incentive Plan Awards

Woodward maintains the Woodward Variable Incentive Plan (or “WVIP”), pursuant to which participants, including Woodward’s current executive officers, are eligible to receive cash-based incentive bonuses based on annual performance goals under such plan. On February 26, 2020, the compensation committee of the Woodward board approved that at the effective time of the merger, bonuses would be paid under the fiscal year 2020 WVIP, including bonuses payable to each of Woodward’s current executive officers, based on the greater of target or actual performance and prorated based on the portion of the applicable performance period that is completed through the effective time of the merger, with any amounts above target subject to the discretion of the compensation committee of Woodward’s board. The maximum cash bonus payable to any Woodward executive officer who participates in the WVIP for Woodward’s fiscal year 2020 is equal to 200% of his target incentive opportunity.

Each of Woodward’s executive officers (other than Mr. Taylor) is a participant in the WVIP and would be eligible to receive the following amounts assuming (i) the merger closes on July 1, 2020, (ii) the executive officer remains employed with Woodward through such date, and (iii) amounts under the WVIP are paid at target on a prorated basis:

Name	Amount ($)
Thomas A. Gendron	720,000
Robert F. Weber, Jr.	309,375
Jonathan W. Thayer	318,750
Thomas G. Cromwell	329,813
Sagar A. Patel	243,587
Chad R. Preiss	225,956
A. Christopher Fawzy	221,903

Amended and Restated Executive Change-in-Control Severance Agreements with the Woodward Executive Officers

Each of Woodward’s executive officers previously entered into an amended and restated executive change-in-control severance agreement with Woodward (each, a “CIC severance agreement”), provided, however, that Messrs. Weber and Taylor will not be eligible to receive any severance benefits pursuant to his CIC severance agreement. In connection with Mr. Weber’s previously announced intention to retire and subsequent agreement to extend his retirement date, Mr. Weber agreed to waive his right to receive any severance benefits under his CIC severance agreement. Mr. Taylor retired on October 4, 2019, and he therefore no longer has any agreements with Woodward pursuant to which he would be eligible for any severance benefits.

The merger will constitute a change in control within the meaning of the CIC severance agreements.

Pursuant to the CIC severance agreements, if, following a change in control (but prior to the two-year anniversary of the occurrence thereof), the executive’s employment is terminated by Woodward (other than for Cause, as defined in the CIC severance agreement, and not due to death or disability) or the executive terminates employment for Good Reason (as defined in the CIC severance agreement) (each, a “qualifying termination”), the executive would receive an amount (payable in a lump sum) equal to the executive’s unpaid base salary, accrued vacation pay, unreimbursed business expenses, and any other accrued obligations owed by Woodward to the executive (including any obligations as described above), as well as the following amounts (also payable in lump sum):

•

a payment, prorated based on relevant service completed for the then-current year, of the greater of the then-current year’s annual incentive award target or amount earned based on annualized actual year-to-date performance;

•

a payment, prorated based on relevant service completed for the then-ongoing performance period(s), of the greater of target or the amount earned based on actual performance of the applicable Woodward cash LTI award performance period(s);

•

a payment equal to 100% of the sum of the executive’s (x) annual base salary (at the greater of then-current salary or salary in effect immediately before the change in control) and (y) target annual incentive (at the greater of the then-current target or the most recent bonus plan year ended before the change in control);

•

in consideration for the executive to enter into restrictive covenants in the event of a qualifying termination following a change in control covering: Noncompetition, Confidentiality, Nonsolicitation, Cooperation, and Nondisparagement, the executive would receive an incremental amount (payable in a lump sum) equal to 100% of the sum of the executive’s (x) annual base salary (at the greater of then-current salary or salary in effect immediately before the change in control) and (y) target annual incentive (at the greater of the then-current target or the most recent bonus plan year ended before the change in control) (the “restricted covenant severance”);

•	a payment equal to two years of contributions Woodward would have made on behalf of the executive to its tax-qualified defined contribution retirement plan or plans; and

•

a payment equal to Woodward’s cost to provide the executive with two years of continued health and welfare benefit coverage under company-provided plans (the “Woodward health and welfare benefits severance”).

The severance benefits payable under the CIC severance agreements are conditioned on the executive’s entry into a release of claims agreement in favor of Woodward. The restricted covenant severance is further subject to obligations by the executive relating to continuing confidentiality of Woodward’s trade secrets and other confidential or protected information following termination of employment, non-solicitation of Woodward employees and consultants for a period of 12 months following termination of employment, non-competition

(unless prohibited by applicable law) for a period of 12 months following termination of employment, cooperation with Woodward in connection with any lawsuits or similar proceedings relating to the executive’s employment and continuing non-disparagement in favor of Woodward following termination of employment.

The following executives would be eligible to receive the severance benefits set forth in the table below pursuant to his CIC severance agreement upon a qualifying termination, based on the assumptions as described in the section further below titled “Interests of Woodward’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Woodward’s Named Executive Officers” with respect to the Golden Parachute Compensation table set forth in such section. Quantification of severance benefits payable to Woodward’s named executive officers also is set forth in such section. Severance benefits payable to Woodward’s other executive officers are as follows:

Name	200% of Salary ($)	200% Target Annual Incentive ($)	Prorated Annual Incentive Award ($)(1)	Prorated Cash LTI ($)	2 Years of Contributions to Retirement Plan ($)	Employer Cost of Health and Welfare Benefit Coverage for 2 Years ($)	Total ($)
Chad R. Preiss	927,000	602,550	225,956	245,138	114,021	29,496	2,144,161
A. Christopher Fawzy	922,000	599,300	224,738	191,239	87,590	29,496	2,054,363

(1)	Amount based on the Woodward executive officer’s salary in effect as of January 1, 2020.

None of the agreements with our executives provides for the reimbursement to the executive for any excise taxes that may be imposed by Section 4999 of the Code. In the event that the severance and other benefits provided for in the CIC severance agreement or otherwise payable to the executive constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and otherwise would be subject to the excise tax imposed by Section 4999 of the Code, then the executive’s severance and other benefits will be paid in full or at a reduced level such that the excise tax is not imposed, whichever provides a better after-tax result for the executive.

For purposes of the CIC severance agreements, “Cause” generally means the occurrence, before termination of employment, of any of the following:

•	The executive’s willful and continued failure to substantially perform the executive’s duties with Woodward;

•

An act by the executive that is materially and demonstrably detrimental to the financial condition and/or goodwill of Woodward or any of its subsidiaries, that constitutes gross negligence or willful misconduct by him in the performance of his material duties to Woodward or any of its subsidiaries;

•

Any material act of dishonesty or breach of trust by the executive resulting or intended to result in material personal gain or enrichment of the executive at the expense of Woodward or any of its subsidiaries; or

•	The executive being convicted of a felony involving moral turpitude (excluding any conviction based entirely on vicarious liability).

For purposes of the CIC severance agreements, “change in control” generally means:

•

Any person, entity, or group (with certain exceptions) becomes the beneficial owner of 30% or more of the combined voting power of the then-outstanding Woodward securities, except that no change in control will occur if such change occurred as a result of: Woodward acquiring its securities, resulting in a reduction of outstanding Woodward voting securities and an increase in ownership of a person by 30% or more of voting power in Woodward, or the acquisition directly from Woodward of Woodward securities that represents less than 50% of voting power in Woodward, or an inadvertent increase in such level of ownership;

•

During any consecutive 12-month period, members of the Woodward board at the beginning of such period cease to constitute at least a majority of the Woodward board (except in the case of new directors appointed to the Woodward board by election or nomination by a vote of two-thirds of the members of the Woodward board as of the beginning of the period, and any new directors designated by a person who has entered into an agreement with Woodward to effect the transactions described in the first bullet above and the bullet immediately below);

•

Woodward completes a plan or merger or consolidation of Woodward with any other corporation or a similar transaction(s) involving Woodward (a “business combination”), unless after the business combination, shareholders of Woodward immediately before the business combination own at least 51% of the voting power of Woodward immediately after the business combination in substantially the same proportion as immediately before the business combination and at least a majority of the members of the board of directors of the entity resulting from the business combination were members of Woodward’s board of directors at the time of execution of the agreement to enter into the business combination or action by Woodward’s board of directors providing for the business combination; or

•

During any consecutive 12-month period, Woodward sells or disposes of at least 40% of the total gross fair market value of Woodward’s assets, unless after such transaction(s), Woodward’s stockholders continue to own at least 51% of the voting power of Woodward immediately after the transaction(s) in substantially the same proportions as immediately before such transaction(s), and at least a majority of the members of the board of directors of the acquiring entity were members of the Woodward board at the time of execution of the agreement to enter into the sale or disposition or action by Woodward’s board of directors providing for the sale or disposition.

For purposes of the CIC severance agreements, “Good Reason” generally means without the executive’s express written consent, the occurrence after a change in control of Woodward of any one or more of the following:

•	The material reduction in the executive’s authorities, duties or responsibilities as an executive and/or officer of Woodward; or

•

Woodward’s requiring the executive to have a principal job location in excess of 50 miles from the location of the executive’s principal job location at any time during the 12-month period immediately before the change in control; or

•	A material reduction by Woodward of the executive’s base salary; or

•

A material reduction in the executive’s overall compensation, including short- and long-term incentive compensation opportunities, employee benefits and retirement plans, policies, practices or other compensation arrangements in which the executive participates; or

•	The failure of Woodward to obtain an agreement from any successor to Woodward to assume and agree to perform Woodward’s obligations under the CIC severance agreement; or

•	A material breach of the CIC severance agreement by Woodward.

With respect to Mr. Gendron’s CIC severance agreement, Mr. Gendron agreed to waive any right to assert that the transition of his role, following completion of the merger, to Executive Chairman of the combined company or that his transition to non-executive Chairman of the combined company, which is scheduled to occur upon the one-year anniversary of the closing of the merger, will constitute “Good Reason” under his CIC severance agreement.

Retention Actions

In connection with the merger, Woodward may establish a cash-based compensation program to promote retention and to reward extraordinary effort (the “retention program”). Amounts under the retention program will be allocated among Woodward employees (and the employees of Woodward’s subsidiaries) identified by Woodward’s chief executive officer (or his designee), and payment of such amounts will be on the schedule and with other terms determined by the chief executive officer (or his designee). If a retention award or portion thereof is forfeited by a participant, the chief executive officer (or his designee) may reallocate the retention award (or unpaid portion) to existing employees or new hires of Woodward and its subsidiaries. Woodward’s executive officers will be eligible to participate in the retention program, although neither the chief executive officer nor his designee may allocate any portion of the retention pool to himself or herself. Any retention bonus for an executive officer will be subject to approval by the compensation committee of Woodward’s board of directors. As of the date of this joint proxy statement/prospectus, retention program participants, the terms of such awards, and the award amounts have not yet been finalized.

Earlier Trigger of Woodward Severance Benefits

In the event that, prior to the closing of the merger, Woodward terminates an employee’s employment and such event otherwise would have constituted a qualifying termination, for purposes of eligibility for severance benefits, had it occurred during the two-year protected period in connection with a change in control, then Woodward retains the discretion to pay the change in control severance benefits to the terminated employee (including a terminated executive officer) upon such pre-change in control termination, subject to the discretion of the compensation committee of Woodward’s board of directors. As of the date of this joint proxy statement/prospectus, no acceleration of the payment timing of severance benefits payable to an executive officer has occurred.

Quantification of Payments and Benefits to Woodward’s Named Executive Officers

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each named executive officer of Woodward that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Woodward’s named executive officers. The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Woodward’s named executive officers would receive, using the following assumptions:

•	the effective time will occur on July 1, 2020 (which is the assumed date solely for purposes of this joint proxy statement/prospectus, including this golden parachute compensation disclosure);

•

the Woodward named executive officer will have a qualifying termination of employment that results in severance benefits, including the restricted covenant severance, becoming payable to the executive pursuant to his CIC severance agreement;

•	the Woodward named executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of February 21, 2020;

•

equity awards that are outstanding as of July 1, 2020, assuming that the individual remains in continuous service through July 1, 2020, and does not exercise any portion of his options prior to such date; and

•

a price per share of Woodward common stock of $125.63 (the average closing market price of a share of Woodward common stock over the first five (5) business days following the public announcement of the merger on January 12, 2020).

The calculations in the table do not include amounts that, in the case of cash payments, Woodward’s named executive officers would otherwise be entitled to receive as of July 1, 2020, or, in the case of equity awards, had vested as of the date of this joint proxy statement/prospectus. In addition, as Woodward does not anticipate any additional equity award grants, issuances, vesting or forfeitures concerning any Woodward named executive officer on or before July 1, 2020, these amounts do not attempt to forecast any of the same prior to July 1, 2020. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a Woodward named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Thomas A. Gendron	7,158,316	0	29,496	7,187,812
Robert F. Weber, Jr.	685,208	0	0	685,208
Jonathan W. Thayer	3,051,438	10,455,269	0	13,506,707
Thomas G. Cromwell	3,143,293	1,682,473	29,496	4,855,262
Sagar A. Patel	2,770,170	1,983,229	29,496	4,782,895

(1)

The cash amounts payable to each Woodward named executive officer consist of the cash severance benefits under the named executive officer’s CIC severance agreement (other than those related to the Woodward health and welfare benefits severance, which are reflected under “Perquisites/Benefits”), the Woodward cash LTI awards held by the named executive officer payable in connection with the completion of the merger assuming target payout on a prorated basis and the cash bonus payable to the named executive officer in connection with the completion of the merger assuming target payout on a prorated basis. Set forth in the table below are the separate values of each of the severance amounts payable under the Woodward named executive officer’s CIC severance agreement. The severance benefits are “double trigger” and are payable only upon the Woodward named executive officer’s qualifying termination during the period following the merger but before the two-year anniversary of the merger pursuant to his CIC severance agreement.

Name	200% of Salary ($)	200% of Target Annual Incentive ($)	Prorated Annual Incentive Award ($)(a)	Prorated Cash LTI ($)	2 Years of Contributions to Retirement Plan ($)	Employer Cost of Health and Welfare Benefit Coverage for 2 Years ($)	Total ($)
Thomas A. Gendron	1,920,000	1,920,000	720,000	823,958	230,400	29,496	5,643,854
Robert F. Weber, Jr.	0	0	0	0	0	0	0
Jonathan W. Thayer	1,150,000	862,500	323,438	172,500	51,750	0	2,560,188
Thomas G. Cromwell	1,184,000	888,000	333,000	177,600	53,280	29,496	2,665,376
Sagar A. Patel	1,006,000	653,900	245,213	262,950	95,570	29,496	2,293,129

(a)	Amount based on the Woodward named executive officer’s salary in effect as of January 1, 2020.

For additional information regarding the severance benefits payable under a Woodward named executive officer’s CIC severance agreement, see the sections above titled “Interests of Woodward’s Directors and Executive Officers in the Merger—Amended and Restated Executive Change-in-Control Severance Agreements with the Woodward Executive Officers” and “Interests of Woodward’s Directors and Executive Officers in the Merger—Earlier Trigger of Woodward Severance Benefits.”

Set forth in the table below is the amount of the Woodward cash LTI awards held by each Woodward named executive officer payable in connection with the completion of the merger assuming target and maximum payouts on a prorated basis. The maximum amount of bonus payable with respect to each Woodward cash LTI award held by a Woodward named executive officer is 200% of the target level. The payment with respect to the Woodward cash LTI award is payable upon closing of the merger (i.e., “single trigger”).

Name	Prorated Woodward Cash LTI Award—At Target ($)	Prorated Woodward Cash LTI Award—At Maximum ($)
Thomas A. Gendron	823,958	1,647,916
Robert F. Weber, Jr.	375,833	751,666
Jonathan W. Thayer	172,500	345,000
Thomas G. Cromwell	177,600	355,200
Sagar A. Patel	262,950	525,900

For additional information regarding the Woodward cash LTI awards held by the Woodward named executive officers, see the section above titled “Interests of Woodward’s Directors and Executive Officers in the Merger—Treatment of Woodward Cash Long-Term Incentive Awards.”

Set forth in the table below is the amount of the WVIP cash bonus payable to each Woodward named executive officer in connection with the completion of the merger on a prorated basis assuming target and maximum payouts on a prorated basis. The maximum amount of bonus payable with respect to Woodward’s fiscal year 2020 WVIP for each Woodward named executive officer is 200% of the target level. The cash bonuses under the WVIP are payable upon the closing of the merger (i.e., “single trigger”).

Name	Prorated WVIP Cash Bonus—At Target ($)	Prorated WVIP Cash Bonus—At Maximum ($)
Thomas A. Gendron	720,000	1,440,000
Robert F. Weber, Jr.	309,375	618,750
Jonathan W. Thayer	318,750	637,500
Thomas G. Cromwell	329,813	659,625
Sagar A. Patel	243,587	487,175

For additional information regarding the WVIP cash bonuses payable to Woodward named executive officers, see the section above titled “Interests of Woodward’s Directors and Executive Officers in the Merger—Treatment of Woodward Variable Incentive Plan Awards.”

(2)

The option award amendment does not apply to Messrs. Gendron or Weber. The amount for the other Woodward named executive officers represents the vesting acceleration of Woodward options held by the named executive officer that he would become entitled to receive under the option award amendment in the event of a qualifying termination. The values shown in the table are determined based on, for each option, the excess of (x) the price per share of Woodward common stock of $125.63, over (y) the option’s per share exercise price. Based on the price per share of Woodward common stock of $125.63, all options covering shares of Woodward common stock held by the Woodward named executive officers are “in-the-money,” meaning that the per share exercise price of each such option is less than $125.63. The vesting acceleration is “double trigger” and payable only upon the Woodward named executive officer’s qualifying termination within the two-year period following the merger. None of Woodward’s name executive officers holds any Woodward restricted stock units. For additional information regarding the Woodward named executive officers’ Woodward options, see the section above titled “Interests of Woodward’s Directors and Executive Officers in the Merger—Treatment of Woodward Equity Awards.”

(3)

The amount represents the cash amount equal to Woodward’s cost to provide the named executive officer with two years of continued health and welfare benefit coverage under company-provided plans. The Woodward health and welfare benefits severance is “double trigger” and payable only upon the named executive officer’s qualifying termination within the two-year period following the merger. For additional information regarding the Woodward health and welfare benefits, see the section above titled “Interests of Woodward’s Directors and Executive Officers in the Merger—Amended and Restated Executive Change-in-Control Severance Agreements with the Woodward Executive Officers” and “Interests of Woodward’s Directors and Executive Officers in the Merger—Earlier Trigger of Woodward Severance Benefits.”

Interests of Hexcel’s Directors and Executive Officers in the Merger

In considering the recommendation of the Hexcel board that Hexcel stockholders approve the merger agreement, Hexcel stockholders should be aware that the executive officers and directors of Hexcel have certain interests in the transactions that may be different from, or in addition to, the interests of Hexcel stockholders generally. The Hexcel board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by it, including the merger, and in making their recommendation that Hexcel stockholders approve the merger agreement. In addition to the matters described below, Thomas A. Gendron, Woodward’s Chief

Executive Officer, President and Chairman of the Woodward board, recused himself from deliberations regarding the merger due to his affiliation with Woodward and Catherine A. Suever recused herself from deliberations regarding the merger due to her executive position with a company that has divisions that compete with Woodward.

For purposes of this disclosure,

•	the named executive officers of Hexcel are:

•	Nick L. Stanage, Chairman of the Hexcel board, Chief Executive Officer and President;

•	Patrick Winterlich, Executive Vice President and Chief Financial Officer;

•	Robert G. Hennemuth, Executive Vice President, Human Resources & Communications;

•	Gail E. Lehman, Executive Vice President, General Counsel and Secretary; and

•	Thierry Merlot, President, Aerospace—Europe, Middle East and Africa.

•	“qualifying termination” means a termination of employment without cause or a resignation for good reason, either:

•	during the period following the execution of an agreement (including the merger agreement) providing for a change of control of Hexcel until the termination of such agreement, or

•	during the twenty-four month period following a change in control, including the merger.

Treatment of Hexcel Equity Awards

Hexcel Stock Options. At the effective time, each outstanding Hexcel option will be converted into a Woodward option, with the number of shares subject to the Woodward option (rounded down to the nearest whole share) equal to the number of shares of Hexcel common stock that were subject to the Hexcel option immediately prior to the effective time multiplied by the exchange ratio, and the per share exercise price of the Woodward option (rounded up to the nearest whole cent) equal to the per share exercise price of the Hexcel option divided by the exchange ratio. The Woodward option will have the same terms and conditions as applied to the corresponding Hexcel option, including any extended post-termination exercise period that applies following the effective time; provided that the vesting of any unvested Hexcel options granted prior to January 12, 2020 will accelerate at the effective time.

Hexcel RSU Awards Granted Prior to January 12, 2020. At the effective time, each outstanding Hexcel RSU award granted prior to January 12, 2020 will be cancelled and converted into the right to receive a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel RSU award immediately prior to the effective time multiplied by the exchange ratio.

Hexcel RSU Awards Granted After January 12, 2020. At the effective time, each outstanding Hexcel RSU award granted after January 12, 2020 will be assumed and converted into a Woodward RSU award covering a number of shares (rounded to the nearest whole share) of Woodward common stock equal to the number of shares of Hexcel common stock covered by such Hexcel RSU award immediately prior to the effective time multiplied by the exchange ratio. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Hexcel RSU award, including accelerated vesting upon a qualifying termination.

Hexcel PSU Awards Granted Prior to January 12, 2020. At the effective time, each outstanding Hexcel PSU award granted prior to January 12, 2020 will be cancelled and converted into the right to receive a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel PSU Award based on the greater of actual performance and performance at target multiplied by the exchange ratio.

Hexcel PSU Awards Granted After January 12, 2020. At the effective time, each outstanding Hexcel PSU award granted after January 12, 2020 will be assumed and converted into a Woodward RSU award covering a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel PSU award (assuming performance at target) multiplied by the exchange ratio. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Hexcel PSU award, including accelerated vesting upon a qualifying termination, except that the Woodward RSU award will no longer be subject to performance-based vesting and will only be subject to service-based vesting.

For an estimate of the value of unvested equity awards that would vest assuming that the merger occurs on July 1, 2020 and each of the named executive officers experiences a qualifying termination on that date, see “—Quantification of Payments and Benefits to Hexcel’s Named Executive Officers” below. We estimate that the value of unvested and outstanding equity awards held by all Hexcel executive officers, as of February 14, 2020 other than the Hexcel named executive officers, that would vest assuming that the merger occurs on July 1, 2020 and all such executive officers experience qualifying terminations on that date is $3,663,828. We estimate that the aggregate value of unvested and outstanding equity awards held by all non-employee directors of Hexcel as of February 14, 2020 that would vest assuming that the merger occurs on July 1, 2020 and that no such directors continue with the combined company board is $309,771. Additionally, upon the completion of the merger, non-employee directors of Hexcel will receive amounts previously earned in connection with their service on the board of directors of Hexcel that were deferred.

Executive Severance Arrangements

Hexcel Executive Severance Policy and Individual Severance Agreements

Mr. Stanage is covered by Hexcel’s Executive Severance Policy (“ESP”) and each of the other Hexcel executive officers, other than Mr. Merlot, is covered by an individual severance agreement. The ESP and the individual severance agreements provide that, in the event of a qualifying termination, the applicable executive will be entitled to:

•

an amount equal to a multiple of the sum of the executive officer’s base salary plus the average of the last three annual bonus amounts awarded to the executive under the annual bonus plan for the last three plan years completed prior to the qualifying termination, payable in a cash lump sum;

•

continued participation in all medical, dental, life insurance and other welfare and perquisite plans and programs in which the executive was participating on the date of termination for a number of months equal to the executive officer’s severance multiple times twelve.

For purposes of this section the applicable severance multiple is 2.0 for Ms. Lehman and Mr. Winterlich, 2.5 for Mr. Stanage, 3.0 for Mr. Hennemuth and 1.5 for the other executive officers.

Payments under the severance agreements (other than the severance agreement with Mr. Hennemuth) are conditioned upon the executive officer executing a general release in favor of Hexcel. In addition, Mr. Stanage’s offer letter with Hexcel and the severance agreements with the other executive officers include non-compete and non-solicitation provisions that apply for thirty months following a qualifying termination in the case of Mr. Stanage, for three years following a qualifying termination, in the case of Mr. Hennemuth, and for eighteen months following a qualifying termination in the case of each of Mr. Winterlich, Ms. Lehman and the other executive officers covered by severance agreements.

The Hexcel Executive Severance Policy provides that if any payments and benefits due to the executive officer would be subject to any excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the payments will either be made in full with the executive bearing the excise tax or the payments will be reduced so that the excise tax does not apply, whichever approach will result in the executive receiving the greater value, net of applicable taxes. Mr. Hennemuth’s severance agreement includes a tax gross-up such that if any payments and benefits due to Mr. Hennemuth are subject to the excise tax under Section 4999 of the Code, Hexcel will make additional payments to Mr. Hennemuth such that the value of the payments and benefits that Mr. Hennemuth retains on an after tax basis is equal to the value he would retain on an after tax basis if the excise tax did not apply; provided that the gross-up will apply only if the total “parachute payments” exceed his untaxed safe harbor amount by 10% or more.

Severance Arrangements with Mr. Merlot

Mr. Merlot’s severance benefits are determined by the French Collective Labor Agreement (“CLA”). Pursuant to the French CLA, Mr. Merlot is entitled to receive from Hexcel the following upon termination of his employment:

•	up to 20 times the average monthly compensation paid (based on the 12 months prior to termination), including bonus payments;

•	a notice period payment approximately equal to three times the compensation he received the month prior to termination; and

•	a non-competition payment equal to 12 months’ average salary for the prior 12 months, including bonus payments (unless Hexcel waives his non-competition obligations).

For an estimate of the value of the severance payments and benefits described above that would be payable to Hexcel’s named executive officers under the Hexcel Executive Severance Policy, in the case of Mr. Stanage, the severance agreements, in the case of Ms. Lehman and Messrs. Hennemuth and Winterlich, and under the French CLA, in the case of Mr. Merlot, upon a qualifying termination (or, in the case of Mr. Merlot, any termination of employment) on July 1, 2020, see “—Quantification of Payments and Benefits to Hexcel’s Named Executive Officers” below. We estimate that the aggregate value of severance payments and benefits that would be payable to all Hexcel executive officers who are not named executive officers, assuming a qualifying termination on July 1, 2020, is $2,385,879.

Post-Merger Arrangements

While the parties have not negotiated any compensation arrangements for any executive officer following the completion of the merger, it is contemplated that Mr. Stanage may enter into new employment arrangements either at or following the completion of the merger in anticipation of his continued service with the combined company as Chief Executive Officer and member of the board of directors of the combined company.

Treatment of Annual Bonuses

Pursuant to Hexcel’s Management Incentive Compensation Plan, Hexcel’s executive officers are entitled to receive a pro-rata annual bonus for the year in which the merger occurs based on the greater of target performance and actual performance, with such bonus prorated for the period of time from January 1 of such year through the date that the merger occurs. For an estimate of the value of the pro-rata bonus that would be payable to Hexcel’s named executive officers assuming that the merger occurs on July 1, 2020, see “—Quantification of Payments and Benefits to Hexcel’s Named Executive Officers” below. We estimate that the aggregate value of the pro-rata bonus based on target performance that would be payable to all Hexcel executive officers who are not named executive officers if the effective time were July 1, 2020 is $264,371.

Supplemental Executive Retirement Agreement

Mr. Stanage has a Supplemental Executive Retirement Agreement (“SERP”) with Hexcel. The SERP provides for enhanced benefits upon a qualifying termination, assuming an additional twenty-four months of service. For an estimate of the value of the enhanced benefits that would be payable to Mr. Stanage under the SERP, assuming that Mr. Stanage has a qualifying termination on July 1, 2020, see “—Quantification of Payments and Benefits to Hexcel’s Named Executive Officers” below.

Retention Program

Under the merger agreement, Hexcel may establish a cash-based retention program for Hexcel employees that is designed to promote retention and reward extraordinary effort. As of the date of this proxy statement/prospectus, Hexcel has not awarded any awards under the retention program to any executive officer.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Hexcel’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the effective time under directors’ and officers’ liability insurance policies from the surviving corporation. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Quantification of Payments and Benefits to Hexcel’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of Hexcel’s named executive officers would receive in connection with the merger, assuming (i) that the merger were consummated and each such named executive officer experienced a qualifying termination on July 1, 2020 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) a per share price of Hexcel common stock of $78.17; (iii) that each named executive officer’s base salary rate and annual target bonus remain unchanged from those in effect as of the date of this proxy statement; and (iv) equity awards that are unvested and outstanding as of February 14, 2020. The calculations in the table below do not include any amounts that the named executive officers were entitled to receive or that were vested as of the date hereof. In addition, these amounts do not attempt to forecast any additional awards, grants or forfeitures that may occur prior to the effective time or any awards that, by their terms, vest irrespective of the merger prior to July 1, 2020. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “single trigger” refers to benefits that arise as a result of the completion of the merger and “double trigger” refers to benefits that require two conditions, which are the completion of the merger and a qualifying termination.

Golden Parachute Compensation

Named Executive Officer	Cash ($) (1)	Equity Awards ($) (2)	Pension($) (3)	Benefits($) (4)	Total ($)
Nick L. Stanage	5,922,850	9,217,814	1,323,607	40,081	16,504,352
Patrick J. Winterlich	1,939,941	1,613,498	—	32,065	3,585,504
Gail E. Lehman	1,636,662	1,321,056	—	30,865	2,988,583
Robert G. Hennemuth	2,381,749	1,328,875	—	33,647	3,744,271
Thierry Merlot	2,243,621	2,156,948	—	—	4,400,569

(1)

Cash Severance for Named Executive Officers other than Mr. Merlot. Pursuant to the Hexcel Executive Severance Policy, in the case of Mr. Stanage, and his respective severance agreement, in the case of the other named executive officers (other than Mr. Merlot), upon a qualifying termination, each named executive officer will become entitled to a lump-sum cash severance payment consisting of a multiple of the sum of the executive officer’s base salary and the average of the last three annual bonus amounts awarded to the named executive officer under the annual bonus plan for the last three plan years completed prior to the qualifying termination, payable in a cash lump sum (double trigger). The applicable multiple is 2.0 for Ms. Lehman and Mr. Winterlich, 2.5 for Mr. Stanage and 3.0 for Mr. Hennemuth.

Payments under the severance agreements (other than the severance agreement with Mr. Hennemuth) are conditioned upon the executive officer executing a general release in favor of Hexcel. In addition, Mr. Stanage’s offer letter with Hexcel and the severance agreements with the other executive officers include non-compete and non-solicitation provisions that apply for thirty months following a qualifying termination in the case of Mr. Stanage, for three years following a qualifying termination, in the case of Mr. Hennemuth, and for eighteen months following a qualifying termination in the case of each of Mr. Winterlich, Ms. Lehman and the other executive officers covered by severance agreements.

Cash Severance for Mr. Merlot. Mr. Merlot’s severance benefits payable by Hexcel are determined by the French Collective Labor Agreement (“CLA”). Pursuant to the French CLA, Mr. Merlot is entitled to receive the following upon termination of his employment:

•	up to 20 times the average monthly compensation paid (based on the 12 months prior to termination), including bonus payments;

•	a notice period payment approximately equal to three times the compensation he received the month prior to termination; and

•	a non-competition payment equal to 12 months’ average salary for the prior 12 months, including bonus payments (unless Hexcel waives his non-competition obligations).

Mr. Merlot is paid in euros and his cash compensation amounts have been converted from euros to U.S. dollars based on an exchange rate of 1.19.

Change in Control Bonus. Pursuant to Hexcel’s Management Incentive Compensation Plan, each of Hexcel’s named executive officers is entitled to receive a prorated annual bonus for the year in which the merger occurs based on the greater of target performance and actual performance, with such bonus pro-rated for the period of time from January 1 of such year through the date that the merger occurs, payable promptly following completion of the merger (single trigger). This table assumes that the merger is completed on July 1, 2020 and reflects a bonus amount based on target performance.

Named Executive Officer	Base Salary Component of Severance ($)	Bonus Component of Severance ($)	Pro-Rata Annual Bonus (Merger)($)	Total ($)
Nick L. Stanage	2,540,590	2,850,198	532,062	5,922,850
Patrick J. Winterlich	1,093,950	655,075	190,917	1,939,941
Gail E. Lehman	910,273	590,221	136,167	1,636,662
Robert G. Hennemuth	1,358,486	887,787	135,476	2,381,749
Thierry Merlot (a)	—	—	131,637	2,243,621

(a)

Mr. Merlot’s severance payment is determined in accordance with the CLA, as described above, based on the following calculations: 20 times his average monthly compensation paid is $1,173,324, three times his monthly salary pursuant to the notice requirement is $234,665 and 12 months of his average salary is $703,994. Mr. Merlot is paid in euros and his cash compensation amounts have been converted from euros to U.S. dollars based on an exchange rate of 1.19.

(2)

Equity Awards Granted Prior to January 12, 2020. At the effective time, each outstanding Hexcel equity award that was granted prior to January 12, 2020 will vest with (a) Hexcel RSU awards and Hexcel PSU awards converted into the right to receive the merger consideration in respect of each share of Company Common Stock underlying such equity award based on the greater of target and actual performance in the case of Hexcel PSU awards, and (b) Hexcel options converting into Woodward options based on the exchange ratio (single trigger). For purposes of determining the number of shares of Hexcel common stock covered by Hexcel PSU awards, this table assumes target performance.

Equity Awards Granted After January 12, 2020. At the effective Time: (a) each outstanding Hexcel RSU award and Hexcel PSU award that was granted after January 12, 2020 will convert into a Woodward RSU award, with such conversion based on the number of target shares covered by the Hexcel equity award in the case of Hexcel PSU awards; and (b) each outstanding Hexcel option will convert into a Woodward option based on the exchange ratio. The unvested Woodward equity awards vest in full upon a qualifying termination (double trigger).

This table assumes that the merger is completed on July 1, 2020 and sets forth the value of the outstanding and unvested equity awards as of February 14, 2020 assuming a per share price of Hexcel common stock of $78.17 and based on target performance, as applicable.

Named Executive Officer	Value of Unvested Stock Options ($)	Value of Unvested RSUs ($)	Value of Unvested PSUs ($)	Total ($)(a)
Nick L. Stanage	959,140	—	8,258,674	9,217,814
Patrick J. Winterlich	187,382	454,910	971,207	1,613,498
Gail E. Lehman	154,477	361,532	805,046	1,321,056
Robert G. Hennemuth	155,376	359,016	814,484	1,328,875
Thierry Merlot	110,368	1,479,764	566,816	2,156,948

(a)

The total value of the outstanding and unvested equity awards measured at maximum performance for the unvested PSUs, equal to 200% of target performance, would be $17,476,488 for Mr. Stanage, $2,584,705 for Mr. Winterlich, $2,126,102 for Ms. Lehman, $2,142,359 for Mr. Hennemuth and $2,723,764 for Mr. Merlot.

(3)

SERP with Mr. Stanage. The SERP provides for enhanced benefits upon a qualifying termination, assuming an additional twenty-four months of service (double trigger). The amount in the table represents such enhancement measured as of June 30, 2020.

(4)

Benefits. Upon a qualifying termination, each of the Hexcel named executive officers, other than Mr. Merlot, is entitled to continued participation in all medical, dental, life insurance and other welfare and perquisite plans and programs in which the executive was participating on the date of termination for a number of months equal to the executive officer’s severance multiple times twelve.

Membership on the Board of Directors

The board of directors of the combined company in the merger will consist of ten (10) members, including Mr. Stanage and four (4) other members of the Hexcel board as of immediately prior to the effective time, designated by Hexcel prior to the completion of the merger. Other than Mr. Stanage, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current Hexcel directors will be appointed to the board of directors of the combined company. Non-employee members of the combined company’s board of directors will be compensated for such service.

Indemnification and Insurance

Under the merger agreement, each present and former director and officer of Hexcel or any of its subsidiaries is entitled to continued indemnification and insurance coverage through the combined company for acts or omissions occurring before the completion of the merger. Members of the board of directors of the combined company following the completion of the merger will also be entitled to customary indemnification and insurance coverage through the combined company.

Governance and Leadership of the Combined Company After the Merger

Charter

If the Woodward charter amendment proposal is approved by the Woodward stockholders, the Woodward charter will be amended and restated effective upon the completion of the merger to effect the name change of

Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding. If the Woodward charter amendment proposal is not approved at the Woodward special meeting, the existing Woodward charter would continue to be the certificate of incorporation of Woodward and, following the completion of the merger, of the combined company.

Bylaws

On January 11, 2020, the Woodward board approved the amendment and restatement of the bylaws of Woodward, which became effective immediately, to include a forum selection clause that establishes the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain legal claims and actions, unless Woodward consents in writing to the selection of an alternate forum. Pursuant to the terms of the merger agreement, effective upon the completion of the merger, Woodward will amend the bylaws of the combined company to give effect to the agreement of Woodward and Hexcel with respect to governance and leadership of the combined company, as described below.

Board of Directors

Pursuant to the terms of the merger agreement, following the completion of the merger, the board of directors of the combined company after the merger will have ten (10) members, consisting of:

•	Mr. Stanage, the current Chairman, Chief Executive Officer and President of Hexcel;

•	Mr. Gendron, the current Chairman, Chief Executive Officer and President of Woodward;

•	four (4) additional members of the Woodward board prior to the completion of the merger, designated by Woodward prior to the completion of the merger; and

•	four (4) additional members of the Hexcel board prior to the completion of the merger, designated by Hexcel prior to the completion of the merger.

The merger agreement requires each of the directors of the combined company (with the exception of Mr. Stanage and Mr. Gendron) to meet applicable independence standards with respect to the combined company as of the completion of the merger.

The directors of the combined company will be allocated to classes of the board of directors as mutually agreed by Hexcel and Woodward prior to the completion of the merger.

Chief Executive Officer; Chairman; Lead Independent Director

Following completion of the merger, Mr. Stanage will serve as Chief Executive Officer of the combined company. Following completion of the merger, Mr. Gendron will serve as Executive Chairman of the combined company until the first anniversary of the closing of the merger, at which time Mr. Gendron intends to retire from the combined company and will then serve as non-executive Chairman of the combined company until the second anniversary of the completion of the merger. At that point, Mr. Stanage will assume the role of Chairman of the board of directors of the combined company in addition to his role as Chief Executive Officer of the combined company.

Following the completion of the merger and through the second anniversary of the closing, without the affirmative vote of at least 75% of the then-serving directors of the combined company, neither Mr. Stanage as Chief Executive Officer nor Mr. Gendron as Executive Chairman or as non-executive Chairman of the combined company may be removed from office.

A lead independent director will also be designated from among the independent members of the board of directors of the combined company following the completion of the merger as mutually agreed by Hexcel and Woodward prior to the completion of the merger.

Committees of the Board of Directors

Following the completion of the merger, the board of directors of the combined company will have the following standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The initial composition of such committees will be mutually agreed by Hexcel and Woodward prior to the completion of the merger.

Name and Headquarters of the Combined Company After the Merger

If the Woodward charter amendment proposal is approved by Woodward stockholders, the name of the combined company will be changed as of the effective time to “Woodward Hexcel, Inc.” Following the merger, shares of Woodward Hexcel common stock will be traded on either Nasdaq or the NYSE, as the parties mutually agree, under the symbol “WXL.”

As of the effective time, the headquarters of the combined company will be located in Fort Collins, Colorado.

Dividends of Hexcel and Woodward Prior to the Merger

In connection with the execution of the merger agreement, the Woodward board approved an increase in its quarterly cash dividend to $0.28 per share of Woodward common stock.

Pursuant to the terms of the merger agreement, prior to the completion of the merger or the earlier termination of the merger agreement, subject to certain exceptions, Hexcel is not permitted to declare or pay dividends without the prior consent of Woodward, other than a regular quarterly cash dividend not in excess of $0.17 per share of Hexcel common stock, and Woodward is not permitted to declare or pay dividends without the prior consent of Hexcel, other than a regular quarterly cash dividend not in excess of $0.28 per share of Woodward common stock.

Pursuant to the terms of the merger agreement, Hexcel and Woodward will coordinate with respect to the declaration and record dates and payment dates of their respective dividends, with the intent that Hexcel stockholders will not receive two dividends or fail to receive one dividend in any quarter with respect to their shares of Hexcel common stock and any shares of Woodward common stock received in the merger.

Accounting Treatment

Woodward and Hexcel prepare their respective financial statements in accordance with GAAP. Although the parties have structured the merger as a merger of equals, GAAP requires that one party to the merger be identified as the acquirer. The merger will be accounted for using the acquisition method of accounting, and Woodward will be treated as the accounting acquirer. In identifying Woodward as the acquiring entity for accounting purposes, Woodward and Hexcel took into account a number of factors as of the date of this joint proxy statement/prospectus. No single factor was the sole determinant in the overall conclusion that Woodward is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. Woodward and Hexcel each filed their respective HSR Act notification forms on January 27, 2020, and the waiting period expired on February 26, 2020.

Completion of the merger is further subject to notification or receipt of certain other regulatory approvals, including notification, clearance and/or approval under the competition laws of the European Union, People’s Republic of China and Turkey, and under the foreign investment laws of France.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Stock Exchange Listings

Woodward common stock is listed for trading on Nasdaq under the symbol “WWD” and Hexcel common stock is listed on the NYSE under the symbol “HXL.”

Under the terms of the merger agreement, Woodward is required to use its reasonable best efforts to cause the shares of Woodward common stock to be issued in the merger to be approved for listing on Nasdaq or the NYSE (as the parties mutually agree), subject to official notice of issuance, prior to the effective time. Neither Woodward nor Hexcel will be required to complete the merger if such shares are not authorized for listing on Nasdaq or the NYSE, as applicable.

The merger agreement further provides that, as promptly as practicable after the effective time, Hexcel is required to use its reasonable best efforts to cause and enable shares of Hexcel common stock currently listed on the NYSE to be delisted from such exchange and deregistered under the Exchange Act.

Appraisal Rights in the Merger

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under Section 262 of the DGCL, stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of stock if such shares are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation, or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

Since Woodward common stock is listed on Nasdaq, a national securities exchange, and Hexcel stockholders will receive as merger consideration only shares of Woodward common stock, which will be publicly listed on Nasdaq or the NYSE (as the parties mutually agree) upon the completion of the merger, and cash in lieu of fractional shares, Woodward and Hexcel stockholders will not be entitled to appraisal rights in connection with the merger.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Woodward or Hexcel. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Woodward and Hexcel make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Woodward and Hexcel contained in this joint proxy statement/prospectus or in the public reports of Woodward or Hexcel filed with the SEC may supplement, update or modify the factual disclosures about Woodward and Hexcel contained in the merger agreement. The merger agreement contains representations and warranties by Woodward, on the one hand, and by Hexcel, on the other hand, made solely for the benefit of the parties to the merger agreement. The representations, warranties and covenants made in the merger agreement by Woodward and Hexcel were qualified and subject to important limitations and qualifications agreed to by Woodward and Hexcel in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Woodward and Hexcel each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Woodward and Hexcel at the time they were made or otherwise.

Structure of the Merger

Each of the Woodward board and the Hexcel board has adopted and approved the merger agreement. The merger agreement provides for the merger of Merger Sub, a wholly owned subsidiary of Woodward, with and into Hexcel, with Hexcel surviving the merger as a wholly owned subsidiary of Woodward.

Prior to the completion of the merger, Woodward and Hexcel may, by mutual agreement, change the method or structure of effecting the combination of Hexcel and Woodward, to the extent they both deem such change to be necessary, appropriate or desirable. In addition, at any time beginning on the date that is forty (40) days after the date of the merger agreement and ending on the later of (i) the time that the registration statement of which this joint proxy statement/prospectus forms a part has become effective under the Securities Act and (ii) the date that is sixty (60) days after the date of the merger agreement, if either the Woodward board or the Hexcel board determines in good faith that a change in the structure of effecting the combination of Hexcel and Woodward to a direct merger of Hexcel with and into Woodward, with Woodward surviving such merger, would be in the best interests of the combined company following the merger, upon written notice to the other party delivered to the other party following good faith consultation with the other party, the other party will be required to take all action necessary and cooperate in good faith to effect such change in structure. Notwithstanding the foregoing, no such change in the method or structure of effecting the combination of Hexcel and Woodward will (i) alter or change the exchange ratio or the number of shares of Woodward common stock received by Hexcel stockholders in exchange for each share of Hexcel common stock, unless, in connection with any change effected by decision of either of the boards of directors of Woodward or Hexcel as described in the foregoing sentence, the economic benefits that are intended to accrue to Woodward stockholders and Hexcel stockholders pursuant to the terms of the merger agreement and the transactions contemplated hereby are identical in all but de minimis respects, (ii) adversely affect the tax treatment of Woodward’s stockholders or Hexcel’s stockholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of Hexcel, Woodward, the combined company and/or their respective subsidiaries pursuant to the merger agreement, or (iv) would reasonably be expected to prevent the consummation of the transactions contemplated by the merger agreement or delay the consummation of such transactions beyond the termination date.

Merger Consideration

Each share of Hexcel common stock issued and outstanding immediately prior to the effective time, except for shares of Hexcel common stock that are owned by Woodward, Hexcel or Merger Sub (in each case other than shares of Hexcel common stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties), will be converted into the right to receive 0.6250 shares of Woodward common stock.

If, prior to the effective time, the outstanding shares of Hexcel common stock or Woodward common stock has been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there has been any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Woodward and the holders of shares of Hexcel common stock the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

Woodward will not issue any fractional shares of Woodward common stock in the merger. In lieu of the issuance of any such fractional share, the combined company will pay to each former holder of shares of Hexcel common stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Woodward common stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the date on which the effective time occurs by (ii) the fraction of a share (after taking into account all shares of Hexcel common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Woodward common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Governing Documents

The merger agreement requires Woodward to seek the approval by the Woodward stockholders of the Woodward charter amendment proposal at the Woodward special meeting. If the Woodward charter amendment proposal is approved, the Woodward charter will be amended and restated effective upon the completion of the merger to effect the name change of Woodward to “Woodward Hexcel, Inc.,” to increase the number of authorized shares of Woodward common stock from 150 million to 290 million shares and to remove references to Woodward’s Series A preferred stock, which are no longer outstanding.

If the Woodward charter amendment proposal is not approved at the Woodward special meeting, the merger agreement requires the combined company to submit the Woodward charter amendment to Woodward stockholders for approval at the next annual meeting of the combined company’s stockholders following the completion of the merger and requires the combined company’s board of directors to recommend that the combined company’s stockholders approve the Woodward charter amendment, and use reasonable best efforts to take all action necessary to obtain such approval.

Pursuant to the terms of the merger agreement, effective upon the completion of the merger, Woodward will amend the bylaws of the combined company to give effect to the agreement of Woodward and Hexcel with respect to governance and leadership of the combined company.

Treatment of Hexcel Equity Awards

Hexcel Stock Options. At the effective time, each outstanding option to purchase shares of Hexcel common stock (“Hexcel option”) will be converted into an option to purchase shares of Woodward common stock (“Woodward option”), with adjustments to the number of shares and the per share exercise price based on the exchange ratio. The Woodward option will have the same terms and conditions as applied to the corresponding Hexcel option, including any extended post-termination exercise period that applies following the effective time; provided that any then unvested Hexcel options granted prior to January 12, 2020 will vest at the effective time.

Hexcel RSU Awards Granted Prior to January 12, 2020. At the effective time, each award of Hexcel restricted stock units (“Hexcel RSU award”) granted prior to January 12, 2020 will be cancelled and converted into the right to receive a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel RSU award immediately prior to the effective time multiplied by the exchange ratio.

Hexcel RSU Awards Granted After January 12, 2020. At the effective time, each Hexcel RSU award granted after January 12, 2020 will be assumed and converted into a restricted stock unit award covering a number of shares (rounded to the nearest whole share) of Woodward common stock (“Woodward RSU award”) equal to the number of shares of Hexcel common stock covered by such Hexcel RSU award immediately prior to the effective time multiplied by the exchange ratio. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Hexcel RSU award, including any provisions for acceleration of vesting.

Hexcel PSU Awards Granted Prior to January 12, 2020. At the effective time, each outstanding award of Hexcel performance stock units (“Hexcel PSU award”) granted prior to January 12, 2020 will be cancelled and converted into the right to receive a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel PSU Award based on the greater of actual performance and performance at target multiplied by the exchange ratio.

Hexcel PSU Awards Granted After January 12, 2020. At the effective time, each outstanding Hexcel PSU award granted after January 12, 2020 will be assumed and converted into a Woodward RSU award covering a number of shares of Woodward common stock (rounded to the nearest whole share) equal to the number of shares of Hexcel common stock covered by such Hexcel PSU award (assuming performance at target) multiplied by the exchange ratio. Such converted award will otherwise continue on the same terms and conditions as were applicable under such Hexcel PSU award, including any provisions for acceleration of vesting, except that the Woodward RSU award will no longer be subject to performance-based vesting and will only be subject to service-based vesting.

For additional information on Hexcel’s equity-based awards, see “The Merger—Interests of Hexcel’s Directors and Executive Officers in the Merger” beginning on page 96.

Treatment of Woodward Equity Awards

Except as described below, Woodward equity awards granted under Woodward’s 2017 Omnibus Incentive Plan or 2006 Omnibus Incentive Plan, as applicable, will not be impacted by the merger and will continue to be awards in respect of Woodward common stock following the effective time, subject to the same terms and conditions that were applicable to such awards before the effective time.

The compensation committee of the Woodward board has retained the right, under Woodward’s 2017 Omnibus Incentive Plan, to accelerate the vesting of any equity-based award or other compensation in connection with the termination of any Woodward service provider’s (including the directors and executive officers) service in anticipation of the completion of the merger, subject to the discretion of the compensation committee of the Woodward board of directors.

In light of the merger-of-equals nature of the transaction and the fact that the current Hexcel stockholders will own approximately 45% and current Woodward stockholders will own approximately 55% of the common stock of the combined company, and for purposes of aligning employee incentives, retention and morale between Hexcel and Woodward officers following the completion of the merger, the Woodward board determined that it would be appropriate to treat the merger as a change in control under the terms of equity awards granted to certain Woodward executive officers. Accordingly, at the effective time, each Woodward equity award that (i) was granted on or before January 12, 2020, and is held by a Woodward employee other than (A) Woodward’s chief executive officer and (B) any other Woodward employee who qualifies for post-termination continued vesting pursuant to the terms of such award, and (ii) is outstanding and unvested as of the date of a qualifying termination (as described below), will be amended to provide that upon a termination of such individual’s employment without “Cause” or a termination of employment by the individual for “Good Reason,” in either event, that occurs upon or within 24 months following the effective time, such award will become fully vested and exercisable, as applicable. For Woodward’s officers (including executive officers), Cause and Good Reason are as defined in the Amended and Restated Executive Change-in-Control Severance Agreements entered into between Woodward and Woodward’s executive officers, and for employees other than Woodward’s officers, the same Cause definition applicable to Woodward’s executive officers will apply and the Good Reason definition will consist of any resignation by such individual for any reason other than in anticipation of a termination for “Cause.”

For additional information on Woodward’s equity-based awards, see “The Merger – Interests of Directors and Executive Officers of Woodward in the Merger” beginning on page 88.

Closing of the Merger

Unless the merger agreement is terminated, as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 121, the closing of the transactions contemplated by the merger will take place at 10:00 a.m., New York City time, on a date no later than three (3) business days after the satisfaction or waiver (to the extent permitted under applicable law) of all of the conditions described in the section entitled “The Merger Agreement—Conditions to Complete the Merger” beginning on page 120 (other than those conditions that by their nature can only be satisfied at the date of merger, but subject to the satisfaction or permitted waiver thereof), unless another date, time or place is agreed to in writing by Hexcel and Woodward.

Effective Time of the Merger

The merger will become effective at the time that the certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Hexcel and Woodward will agree and specify in the certificate of merger.

Conversion of Shares; Exchange of Hexcel Stock Certificates

Letter of Transmittal

As promptly as practicable after the effective time, but in no event later than ten (10) days thereafter, Woodward is required to cause the exchange agent to mail to each holder of record of Hexcel common stock immediately prior to the effective time that have been converted at the effective time into the right to receive Woodward common stock, a letter of transmittal and instructions for use in effecting the surrender of shares of

Hexcel common stock in exchange for the whole shares of Woodward common stock and any cash in lieu of fractional shares which the shares of Hexcel common stock will have been converted into the right to receive, as well as any dividends or distributions to be paid pursuant the merger agreement.

If a certificate for Hexcel common stock has been lost, stolen or destroyed, (i) upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and (ii) if required by Woodward, the combined company or the exchange agent, the posting by such person of a bond in such amount as Woodward, the combined company or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Woodward common stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to the merger agreement.

After the effective time, there will be no transfers on the stock transfer books of Hexcel of the shares of Hexcel common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Each of Woodward, Hexcel, Merger Sub, the surviving entity in the merger and the combined company, and any other person that has any withholding obligation with respect to any payment made pursuant to the merger agreement will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any payment made pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable law. To the extent that amounts are so withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

Dividends and Distributions

No dividends or other distributions declared with respect to Woodward common stock will be paid to the holder of any unsurrendered certificate until the holder thereof surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of Woodward common stock that the shares of Hexcel common stock represented by such certificate have been converted into the right to receive.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Woodward and Hexcel regarding:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger;

•	financial statements, internal controls, books and records;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal and regulatory proceedings;

•	tax matters;

•	employee benefit matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain material contracts;

•	government contracts;

•	environmental matters;

•	real property;

•	intellectual property;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

•	board of directors’ recommendations;

•	the receipt of a fairness opinion from each party’s respective financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	customers and suppliers;

•	insurance matters; and

•	the absence of other representations or warranties.

Certain representations and warranties of Woodward and Hexcel are qualified as to “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Woodward, Hexcel, Merger Sub, the surviving entity in the merger or the combined company, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole.

However, a material adverse effect will not be deemed to include the impact of:

•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements or official interpretations thereof;

•

changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•

changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting industries in which such party or its subsidiaries operate;

•	the announcement or the existence of, compliance with, pendency of or performance under, the merger agreement or the transactions contemplated thereby or the identity of the parties to the merger agreement or any of their affiliates, including the impact thereof on the relationships, contractual or otherwise, of a party or any of its subsidiaries with officers and employees, financing sources, customers, suppliers, vendors, service providers or other partners (provided that this bullet will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under the merger agreement or the transactions contemplated thereby);

•

a decline in the trading price of a party’s common stock or any change in the credit ratings or ratings outlook for, or the availability or cost of equity, debt or other financing to, such party or any of its subsidiaries, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts (but not including the underlying causes of such events, to the extent not otherwise excluded by any of the other bullets);

•	weather conditions or other acts of God;

•	any action required to be taken by a party or any of its subsidiaries at the written request of the other party;

•

any actions or claims made or brought by any of the current or former stockholders of a party (or on their behalf or on behalf of such party) against another party or any of its directors, officers or employees arising out of the merger agreement or the transactions contemplated thereby;

except, with respect to the first, second, third and sixth bullet, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Each of Woodward and Hexcel has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course in all material respects, and (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither Woodward nor Hexcel may, and neither Woodward nor Hexcel may permit any of their respective subsidiaries to, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

•

incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings in the ordinary course existing as of the date of the merger agreement up to the amount committed thereunder on such date, (iii) guarantees by either party of any entity within its group, (iv) indebtedness incurred to refinance, roll-over, replace or renew any indebtedness existing as of the date of the merger agreement, (v) indebtedness incurred in respect of letters of credit, performance bonds, surety bonds, appeal bonds or other similar arrangements in the ordinary course, (vi) capital lease, purchase money or equipment financing arrangements entered into in the ordinary course of business, (vii) indebtedness arising from customary cash management and treasury services and the honoring of checks, drafts or similar instruments against insufficient funds or from the endorsement of instruments for collection, in each case, in the ordinary course of business, (viii) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts (x) not entered for speculative purposes and (y) entered into in the ordinary course consistent with past practice and in compliance with its risk management and hedging policies or practices in effect on the date of the merger agreement;

•	adjust, split, combine or reclassify any capital stock;

•

make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any securities of Woodward or any securities of its subsidiaries, in the case of Woodward, or any securities of Hexcel or any securities of its subsidiaries, in the case of Hexcel, except, in each case, (A) regular quarterly cash dividends paid by Woodward at a rate not in excess of $0.28 per share of Woodward common stock, (B) regular quarterly cash dividends paid by Hexcel at a rate not in excess of $0.17 per share of Hexcel common stock, (C) dividends paid by any of the subsidiaries of each of Woodward and Hexcel to Woodward or Hexcel or any of their wholly-owned subsidiaries, respectively or (D) the acceptance of shares of Woodward common stock or Hexcel common stock as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, or the payment of dividend equivalents thereon, in each case, in accordance with past practice and the terms of the applicable award agreements;

•

grant any stock options, restricted stock units, performance stock units, phantom stock units, performance shares, restricted shares or other equity-based awards or interests (whether payable in shares, cash or otherwise), or grant any person any right to acquire any Hexcel securities or Hexcel subsidiary securities, in the case of Hexcel, or Woodward securities or Woodward subsidiary securities, in the case of Woodward, in each case other than in the ordinary course of business consistent with past practice, except that, each of Woodward and Hexcel may (A) grant service-based restricted stock units in lieu of restricted stock units that provide for performance-based vesting, provided that no such awards are permitted to provide for (or be covered by any plan or agreement terms that provide for) accelerated vesting solely as a result of the consummation of the transactions contemplated by the merger agreement (except for: (1) awards granted by Hexcel to a non-employee director of the Hexcel board as (x) a 2020 annual Hexcel RSU award or (y) a quarterly retainer Hexcel RSU award (in lieu of cash) may provide for a “double trigger” such that any unvested portion of the award will vest at the effective time if such director does not become a member of the Woodward board immediately following the effective time, (2) awards granted by Hexcel to an employee of Hexcel or any Hexcel subsidiary (x) in connection with his or her initial employment therewith, or (y) as an annual refresh award to be granted in the first three months of 2020, may provide for accelerated vesting upon a termination of such employee’s employment without “cause” or a termination of employment by an executive officer for good reason, in either event, that occurs upon or within twenty-four (24) months following the effective time, and (3) awards granted to an employee of the Woodward or any Woodward subsidiary in connection with his or her initial employment with double trigger vesting (collectively referred to as the “permitted grants”)) and (B) continue administering the executive benefit plan in the ordinary course of business, including permitting amounts credited under the plan to be invested in funds for which performance is based on the value of Woodward’s common stock and distributions under the plan in the form of Woodward common stock, in accordance with the terms of such;

•

issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Hexcel securities or Hexcel subsidiary securities, in the case of Hexcel, or Woodward securities or Woodward subsidiary securities, in the case of Woodward, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Hexcel securities or Hexcel subsidiary securities, in the case of Hexcel, or Woodward securities or Woodward subsidiary securities, in the case of Woodward, except pursuant to the exercise of stock options or the settlement of equity compensation awards in accordance with their terms;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) to any wholly-owned subsidiary or to the other party, as applicable or (ii) in the ordinary course of business;

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make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, in each case other than a wholly-owned subsidiary of Hexcel or Woodward, as applicable, in each case other than, with respect to acquisitions of properties and assets, in the ordinary course of business or pursuant to contracts or agreements in force at the date of the merger agreement;

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except in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, certain material Hexcel contracts or Woodward contracts, as the case may be, or make any material change in any instrument or agreement governing certain material Hexcel contracts or Woodward contracts, as the case may be, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Hexcel or Woodward, as the case may be, or (ii) other than in the ordinary course of business consistent with past practice, enter into any contract that would constitute a material Hexcel contract or Woodward contract, as the case may be, if it were in effect as at the date of the merger agreement;

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except as required under applicable law or the terms of any Hexcel benefit plan or Woodward benefit plan existing as of the date hereof, as applicable, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than in connection with a relocation of an employee in the ordinary course of business or a promotion or change in responsibilities), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (v) grant (other than the permitted grants) or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) is greater than $500,000, other than for cause, or (ix) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) greater than $500,000;

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settle any claim, suit, action or proceeding, except involving monetary remedies in an amount not in excess of $5,000,000 individually or $20,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries, the surviving entity in the merger or the combined company;

•

take any action or fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

amend either party’s certificate of incorporation, bylaws or comparable governing documents of its “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

•

merge or consolidate either party or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its significant subsidiaries, other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly-owned subsidiaries;

•	enter into any new line of business or discontinue any existing line of business, other than in the ordinary course of business consistent with past practice;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take or make any commitment to do any of the foregoing.

Regulatory Matters

Woodward and Hexcel have agreed to cooperate with each other and use their respective reasonable best efforts to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, (and in the case of the applications, notices, petitions and filings in respect of certain regulatory approvals (referred to as the “requisite regulatory approvals”), use their reasonable best efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Each of Woodward and Hexcel has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. However, in no event will Woodward or Hexcel or any of their respective subsidiaries be required to, and in no event will Woodward or Hexcel or any of their respective subsidiaries be permitted to (without the written consent of the other party), take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger.

Woodward and Hexcel have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Matters

The combined company will honor in accordance with their terms all Hexcel and Woodward benefit plans. Hexcel and Woodward will cooperate in good faith in reviewing, evaluating and analyzing the Hexcel and Woodward benefit plans with a view towards developing appropriate new benefit plans, or selecting the Hexcel or Woodward benefit plans, as applicable, that will apply with respect to employees of the combined company and its subsidiaries following the effective time (collectively, the “new benefit plans”). The combined company will use its commercially reasonable efforts to cause the new benefit plans, to the extent permitted by applicable law, to (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Hexcel or Woodward benefit plans. Until such time as the new benefit plans are determined and/or established, the legacy Woodward employees will participate in Woodward benefit plans and the legacy Hexcel employees will participate in Hexcel benefit plans. Notwithstanding the foregoing, from the effective time, the combined company or its subsidiaries will provide to each legacy Hexcel and Woodward employee, at least the same annual base salary or wage rate, during the portion of the one (1) year period immediately following the effective time that each such employee remains employed by the combined company or its subsidiaries and severance benefits and protections in the event of an applicable qualifying termination that occurs during the one (1) year period immediately following the effective time, in each case, that were in effect for such employee of Hexcel or Woodward, as applicable, or their respective subsidiaries as of immediately prior to the effective time.

With respect to any new benefit plans in which any employees of Hexcel or Woodward first become eligible to participate, and in which such employees did not participate prior to the effective time, the combined company will use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any new benefit plans in which such employees first become eligible to participate after the effective time, except to the extent such preexisting conditions, exclusions or waiting periods would apply under the analogous Hexcel or Woodward benefit plan, (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the effective time (or, if later, prior to the time such employee commenced participation in the new benefit plan) under a Hexcel or Woodward benefit plan (to the same extent that such credit was given under the analogous Hexcel or Woodward benefit plan) in satisfying any applicable deductible or out-of-pocket requirements under any new benefit plans in which such employees first become eligible to participate after the effective time, and (iii) recognize all service of such employees with Hexcel or Woodward, as applicable (and any predecessor entities), for all purposes in any new benefit plan in which such employees first become eligible to participate after the effective time to the same extent that such service was taken into account under the analogous Hexcel or Woodward benefit plan prior to the effective time; provided that the foregoing service recognition will not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.

In light of the merger-of-equals nature of the transaction and the fact that the current Hexcel stockholders will own approximately 45% and current Woodward stockholders will own approximately 55% of the common stock of the combined company, and for purposes of aligning employee incentives, retention and morale between Hexcel and Woodward officers following the completion of the merger, the Woodward board determined that it would be appropriate to treat the merger as a change in control under the Amended and Restated Executive Change-in-Control Severance Agreements that Woodward has entered into with each of Woodward’s executive officers. Therefore, and as part of the integration plan of the combined company, at the effective time, certain Woodward equity awards granted on or before January 12, 2020, that are held by employees and that do not qualify for post-termination continued vesting pursuant to the terms of the applicable equity award agreement will be deemed amended to reflect the double-trigger vesting described in “Interests of Woodward’s Directors and Executive Officers in the Merger—Treatment of Woodward Equity Awards” beginning on page 108. As a result, upon termination of an eligible employee’s employment without “Cause” or a termination for “Good Reason,” in either event, that occurs upon or within 24 months following the effective time, his or her Woodward equity awards will become fully vested and exercisable, as applicable. For Woodward’s officers (including executive officers), Cause and Good Reason are as defined in the Amended and Restated Executive Change-in-Control Severance Agreements, and for employees other than Woodward’s officers, the same Cause definition applicable to Woodward’s officers will apply and the Good Reason definition will consist of any resignation by such individual for any reason other than in anticipation of a termination for “Cause.”

For a description of the double-trigger vesting of Woodward equity awards held by Woodward’s directors and executive officers, see “Interests of Woodward’s Directors and Executive Officers in the Merger—Treatment of Woodward Equity Awards” beginning on page 108.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the effective time, the combined company will indemnify and hold harmless and will advance expenses as incurred, in each case to the maximum extent permitted by applicable law, such persons that are indemnified as of the date of the merger agreement by Hexcel pursuant to the Hexcel certificate of incorporation, the Hexcel bylaws, the governing or organizational documents of any Hexcel subsidiary and any indemnification agreements in existence as of the date of the merger agreement and such persons that are indemnified as of the date of the merger agreement by Woodward pursuant to the Woodward certificate of incorporation, the Woodward bylaws, the governing or organizational documents of any Woodward subsidiary and any indemnification agreements in existence as of the date of the merger agreement, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of Hexcel or any Hexcel subsidiary, or of Woodward or any Woodward subsidiary, and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any Hexcel indemnified party or Woodward indemnified party, to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the combined company to maintain for a period of six (6) years after completion of the merger in effect insurance coverage equivalent to the coverage under the current policies of directors’ and officers’ liability insurance maintained by Hexcel as of the date of the merger agreement (provided, that the combined company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the merger. However, the combined company will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by Hexcel for such insurance (referred to as the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the combined company is required to cause to be maintained policies of insurance which, in the combined company’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap.

In lieu of the foregoing, Hexcel may, or at Woodward’s request is required to, obtain at or prior to the effective time a six (6)-year “tail” policy under Hexcel’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents and approvals, access to information of the other company, the listing of the shares of Woodward common stock to be issued in the merger, advice of changes, the coordination of dividend declarations, stockholder litigation relating to the transactions contemplated by the merger agreement, public announcements with respect to the transactions contemplated by the merger agreement, exemption from takeover laws, cooperation on financing and indebtedness and pre-closing transition efforts.

Combined Company Governance and Headquarters Matters

Under the merger agreement, Woodward and Hexcel have agreed to certain provisions relating to the governance and headquarters of the combined company, including composition of the combined company board of directors and the roles of executive chairman, chief executive officer and lead director. The initial composition of the audit committee, the compensation committee and the nominating and governance committee of the board of directors of the combined company, respectively, will be mutually agreed by Hexcel and Woodward prior to the effective time. As of the effective time, the headquarters of the combined company will be located at Fort

Collins, Colorado. For a more detailed description of the governance matters relating to the combined company, see “The Merger—Governance and Leadership of the Combined Company After the Merger” beginning on page 102.

Stockholder Meetings and Recommendation of Woodward’s and Hexcel’s Boards of Directors

Woodward and Hexcel have each agreed to hold the Woodward special meeting and the Hexcel special meeting as soon as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. Woodward and Hexcel may each choose to postpone or adjourn its own special meeting (the Woodward special meeting or the Hexcel special meeting, as the case may be) up to two times and for up to forty-five (45) days in the aggregate, (i) for the absence of a quorum, (ii) in the event of a board recommendation change by its respective board of directors or (iii) in the event of a change to the method or structure of effecting the combination of Hexcel and Woodward. In addition, Woodward and Hexcel must each adjourn or postpone its own special meeting (the Woodward special meeting or the Hexcel special meeting, as the case may be) at the request of the other party up to two times and for up to forty-five (45) days in the aggregate in the event of a (x) board recommendation change by its respective board of directors or (y) change to the method or structure of effecting the combination of Hexcel and Woodward.

Woodward and Hexcel have agreed under the merger agreement to, through their respective boards of directors, recommend that Woodward stockholders approve the Woodward share issuance proposal and the Woodward charter amendment proposal or and that Hexcel stockholders approve the Hexcel merger proposal, respectively, and to include such recommendations in this joint proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions described below, neither the Woodward board nor the Hexcel board will (i) withhold, withdraw, modify or qualify, in each case in a manner adverse to the other party, its approval or recommendation of the merger or the merger agreement, (ii) fail to include in this joint proxy statement/prospectus its recommendation in favor of the merger agreement and the Woodward share issuance proposal or the Hexcel merger proposal, as applicable, (iii) adopt, approve, recommend or endorse an alternative transaction proposal or publicly announce an intention to adopt, approve, recommend or endorse an alternative transaction proposal, (iv) fail to publicly and without qualification (x) recommend against any alternative transaction proposal or (y) reaffirm its recommendation of the merger agreement and the merger within ten (10) business days of the other party’s written request to do so (or, if earlier, at least two (2) business days prior to the Woodward special meeting or the Hexcel special meeting, as applicable), following the public announcement of any alternative transaction proposal, or (v) publicly propose to do any of the foregoing actions in clauses (i) through (iv) (any action in clauses (i) through (iv) is referred to in the joint proxy statement/prospectus as a “board recommendation change”).

Notwithstanding the foregoing restrictions, in the event that, prior to obtaining the approval of the Woodward share issuance proposal by the Woodward stockholders or the approval of the Hexcel merger proposal by the Hexcel stockholders, the Woodward board or the Hexcel board, respectively, may effect a board recommendation change if (i) after receiving advice of its outside counsel and, with respect to financial matters, its financial advisors, it determines in good faith that taking such action would be required to comply with its fiduciary duties under applicable law, (ii) it has provided the other party five (5) business days’ written notice that it intends to effect a board recommendation change and a reasonable description of the event or circumstances giving rise to its determination to take such action and (iii) at the end of such notice period, taking into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, it determines in good faith that taking such action would nevertheless be required to comply with its fiduciary duties under applicable law.

Agreement Not to Solicit Other Offers

Each of Woodward and Hexcel has agreed that it will not, and will cause each of its subsidiaries and their respective directors and officers not to, and will not permit its and their other respective agents, advisors and representatives to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to below) in connection with or relating to any acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, with respect to Woodward and Hexcel, as applicable, other than the merger, any offer, proposal or inquiry, or any third-party indication of interest, by or on behalf of any third party, relating to (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party (or its affiliates) beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, which would, in the case of this clause (iii), result in the stockholders of such party prior to such transaction ceasing to own at least seventy-five percent (75%), directly or indirectly, of such party or its applicable subsidiaries.

However, in the event that after the date of the merger agreement and prior to obtaining the approval of the Woodward share issuance proposal by the Woodward stockholders or the approval of the Hexcel merger proposal by the Hexcel stockholders, Woodward or Hexcel, respectively, receives a bona fide written acquisition proposal not solicited in violation of the merger agreement, such party may, and may permit its subsidiaries and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the acquisition proposal and such person’s representatives if the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party must have entered into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Woodward and Hexcel, which confidentiality agreement must not provide such person with any exclusive right to negotiate with such party, and must otherwise permit such party to comply with its obligations in the merger agreement. Woodward and Hexcel will, and will cause their representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Hexcel or Woodward, as applicable, with respect to any acquisition proposal, and request the return or destruction of any confidential information previously delivered to any such person pursuant to the terms of any confidentiality agreement to the extent provided by such agreement.

Each of Woodward and Hexcel will promptly (within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other party apprised of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal (other than amendments or revisions that are immaterial in all respects). Each of Woodward and Hexcel is required to use its reasonable best efforts to enforce any confidentiality agreements (other than “standstill” provisions therein) to which it or any of its subsidiaries is or becomes a party in accordance with the terms thereof.

Conditions to Complete the Merger

Woodward’s and Hexcel’s respective obligations to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:

•	approval of the Woodward share issuance by Woodward stockholders and approval of the merger agreement by Hexcel stockholders;

•	authorization for listing of the shares of Woodward common stock to be issued in the merger on Nasdaq or the NYSE, as applicable, subject to official notice of issuance;

•	any waiting period applicable to the merger under the HSR Act having expired or been terminated (which expired on February 26, 2020);

•	all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•

no order, injunction, or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger being in effect, and no law, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect); and

•

the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect).

In addition, Hexcel’s obligation to complete the merger is subject to the satisfaction or waiver, at or prior to the effective time, of the following condition:

•	the receipt by Hexcel of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, as amended.

Neither Woodward nor Hexcel can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of approval of the Woodward share issuance by Woodward stockholders or approval of the merger agreement by Hexcel stockholders, in the following circumstances:

•	by mutual written consent of Woodward and Hexcel;

•

by either Woodward or Hexcel if any (i) governmental entity that must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and nonappealable or (ii) court or governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the merger, unless the failure to obtain a requisite regulatory approval or the issuance of such order, injunction, decree or other legal restraint, as applicable, is principally due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•

by either Woodward or Hexcel if the merger has not been consummated on or before the termination date, unless the failure of the merger to occur by such date is principally due to the failure of the party seeking to terminate the merger agreement to perform or observe the obligations, covenants and agreements of such party set forth in the merger agreement;

•

by either Woodward or Hexcel (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained in the merger agreement) if there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within thirty (30) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by either Woodward or Hexcel if the approval of the (i) Woodward share issuance by Woodward stockholders has not been obtained following a vote taken at the Woodward special meeting (unless the Woodward special meeting has been validly adjourned or postponed, or validly requested by Hexcel to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof) or (ii) merger agreement by Hexcel stockholders has not been obtained following a vote taken at the Hexcel special meeting (unless the Hexcel special meeting has been validly adjourned or postponed, or validly requested by Woodward to be adjourned or postponed, in accordance with the merger agreement, in which case at the final adjournment or postponement thereof);

•

by Woodward, at any time prior to obtaining the approval of the merger agreement by Hexcel stockholders, if (i) Hexcel or the Hexcel board has made a board recommendation change or (ii) there has been a willful breach by Hexcel (including by the Hexcel board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval; or

•

by Hexcel, at any time prior to obtaining the approval of the Woodward share issuance by Woodward stockholders, if (i) Woodward or the Woodward board has made a board recommendation change or (ii) there has been a willful breach by Woodward (including by the Woodward board) of its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, and none of Woodward, Hexcel, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcement and the termination fee described below will survive any termination of the merger agreement, and (ii) notwithstanding anything to the contrary contained in the merger agreement, neither Hexcel nor Woodward will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of the merger agreement.

Termination Fee

Woodward will pay Hexcel a termination fee of $250 million in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•

In the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Woodward board or Woodward’s senior management or has been made directly to directly to the stockholders of Woodward or any person has publicly announced (and not publicly withdrawn at least two (2) business days prior to the Woodward special meeting), in each case with respect to Woodward and (A) thereafter (x) the merger agreement is terminated by either Hexcel or Woodward because the merger has not been completed prior to the termination date and Woodward has not obtained the requisite vote of Woodward stockholders approving the merger agreement but all other conditions to Woodward’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (y) the merger agreement is terminated by Hexcel based on a breach of the merger agreement by Woodward that would constitute the failure of an applicable closing condition, and (B) prior to the date that is twelve (12) months after the date of such termination, Woodward enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal, then Woodward is required to, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Hexcel, by wire transfer of same-day funds, the termination fee; provided, that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).”

•

In the event that the merger agreement is terminated by Hexcel pursuant to the last bullet set forth under “The Merger Agreement—Termination of the Merger Agreement” above, or is terminated by Woodward or Hexcel if the approval of the Woodward share issuance by Woodward stockholders has not been obtained following a vote taken at the Woodward special meeting when Hexcel was entitled to terminate the merger agreement under the last bullet set forth under “The Merger Agreement—Termination of the Merger Agreement” above, then Woodward will pay Hexcel the termination fee within two (2) business days of the date of termination.

Hexcel will pay Woodward the termination fee if the merger agreement is terminated in the following circumstances:

•

In the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Hexcel board or senior management of Hexcel or has been made directly to the stockholders of Hexcel or any person has publicly announced an acquisition proposal (and not withdrawn at least two (2) business days prior to the Hexcel special meeting), in each case with respect to Hexcel and (A) thereafter (x) the merger agreement is terminated by either Hexcel or Woodward because the merger has not been completed prior to the termination date and Hexcel has not obtained the approval of the merger agreement by Hexcel stockholders but all other conditions to Hexcel’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (y) the merger agreement is terminated by Woodward based on a breach of the merger agreement by Hexcel that would constitute the failure of an applicable closing condition, and (B) prior to the date that is twelve (12) months after the date of such termination, Hexcel enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal, then Hexcel is required to, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Woodward, by wire transfer of same-day funds, the termination fee; provided, that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).”

•

In the event that the merger agreement is terminated by Woodward pursuant to the second to the last bullet set forth under “The Merger Agreement—Termination of the Merger Agreement” above, or is terminated by Woodward or Hexcel if the approval of the merger agreement by Hexcel stockholders has not been obtained following a vote taken at the Hexcel special meeting at such time as Woodward was entitled to terminate the merger agreement pursuant to the second to the last bullet set forth under “The Merger Agreement—Termination of the Merger Agreement” above, then Hexcel is required to pay Woodward, by wire transfer of same-day funds, the termination fee within two (2) business days of the date of termination.

Expenses and Fees

Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that all filing and other fees paid to governmental entities in connection with the merger and the other transactions contemplated thereby will be borne equally by Woodward and Hexcel.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the approval of the Woodward share issuance by Woodward stockholders or the approval of the merger agreement by the Hexcel stockholders; provided, however, that after the receipt of the approval of the Woodward share issuance by the Woodward stockholders or the approval of the merger agreement by Hexcel stockholders, there may not be, without further approval of the stockholders of Woodward or Hexcel, as applicable, any amendment of the merger agreement that requires such further approvals under applicable law. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective boards of directors or a duly authorized committee thereof.

At any time prior to the completion of the merger, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the approval of the Woodward share issuance by Woodward stockholders or the approval of the merger agreement by the Hexcel stockholders, there may not be, without further approval of the stockholders of Woodward or Hexcel, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

Specific Performance

Woodward and Hexcel will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of Woodward and Hexcel have waived (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Hexcel common stock. This discussion is limited to U.S. holders and does not address any tax consequences arising under U.S. federal non-income tax or the laws of any state, local or foreign jurisdiction. This discussion is based upon the Code, the regulations of the U.S. Treasury Department and judicial authorities and published positions of the Internal Revenue Service all as currently in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

This discussion does not address any tax consequences of the mergers under U.S. federal tax laws other than those pertaining to U.S. federal income tax, nor does it address any considerations under any state, local or foreign tax laws or under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not address any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Hexcel common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the merger to them.

All holders are urged to consult with their tax advisors as to the specific tax consequences of the mergers to them in light of their particular situations, including the applicability and effect of any U.S. federal, state, local, foreign or other tax laws.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	An individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•

an estate that is subject to U.S. federal income tax on its income regardless of its source. This discussion assumes that you hold your shares of Hexcel common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity or an investor in the foregoing;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a Hexcel stockholder subject to the alternative minimum tax provisions of the Code or the Medicare surtax on net investment income;

•	a Hexcel stockholder who received Hexcel common stock through the exercise of employee stock options or through a tax-qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the U.S. dollar;

•	a person who holds Hexcel shares as “qualified small business stock” pursuant to Section 1202 of the Code;

•

a person subject to special tax accounting rules as a result of any item of gross income with respect to Hexcel common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	a holder of options granted under any Hexcel benefit plan; or

•	a Hexcel stockholder who holds Hexcel common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

Hexcel stockholders that are not U.S. holders may have different U.S. federal income tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the merger to them under U.S. and non-U.S. laws.

The following discussion does not address the tax consequences of any transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, the tax consequences to holders of options, warrants or similar rights to purchase Hexcel shares.

The discussion under “Material U.S. Federal Income Tax Consequences of the Merger” constitutes the opinion of Wachtell, Lipton, Rosen & Katz, counsel to Hexcel, and Wilson Sonsini Goodrich & Rosati, P.C., counsel to Woodward, as to the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Hexcel common stock, subject to the limitations, exceptions, beliefs, assumptions and qualifications described therein.

Tax Consequences of the Merger Generally

Woodward and Hexcel have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. As described below, it is a condition to Hexcel’s obligations to complete the merger that it receive a legal opinion from its counsel that the merger will so qualify. Assuming the merger qualifies as a reorganization, the material U.S. federal income tax consequences of the merger are as follows:

•	you will not recognize gain or loss when you exchange your Hexcel common stock solely for Woodward common stock, except with respect to any cash received instead of a fractional share of Woodward;

•

your aggregate tax basis in the Woodward common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the Hexcel common stock you surrender; and

•

your holding period for the Woodward common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will include your holding period for the shares of Hexcel common stock that you surrender in the exchange.

If you acquired different blocks of Hexcel common stock at different times and at different prices, your tax basis and holding period in your Woodward common stock may be determined with reference to each block of Hexcel common stock.

You will generally be required to retain certain records pertaining to the merger. Each U.S. holder who owned, immediately before the merger, at least five percent (by vote or value) of the total outstanding stock of Hexcel or Hexcel securities with a basis of $1,000,000 or more is required to attach a statement to their U.S. federal income tax return for the year in which the merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the names and employer identification numbers of Woodward and Hexcel, the date of the merger, the holder’s tax basis in, and the fair market value of, such holder’s Hexcel shares surrendered in the merger.

Cash Instead of Fractional Shares

You will generally recognize capital gain or loss on any cash received instead of a fractional share of Woodward common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss will constitute long-term capital gain or loss if your holding period in Hexcel common stock surrendered in the merger is greater than one (1) year as of the effective date of the merger. Long-term capital gains of non-corporate U.S. holders are currently subject to taxation at preferential rates. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Closing Condition Tax Opinions

It is a condition to the closing of the merger that Hexcel will receive an opinion from Wachtell Lipton to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. This opinion will be based on representation letters provided by Woodward and Hexcel to be delivered at the closing of the merger, and on certain customary factual assumptions. Although the merger agreement allows Hexcel to waive this condition to closing, Hexcel currently does not anticipate doing so. If Hexcel does waive this condition and the tax consequences of the merger are materially different from those described in this joint proxy statement/prospectus, we will inform you of this decision and ask you to vote on the merger taking this into consideration.

This tax opinion will not be binding on the Internal Revenue Service. Woodward and Hexcel have not and do not intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Information Reporting and Backup Withholding

If you are a non-corporate Hexcel stockholder you may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in Woodward common stock. You will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on IRS Form W-9 (or a suitable substitute or successor form) included in the letter of transmittal to be delivered to you following the completion of the merger and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information gives effect to the merger, further described in Note 1—Description of Transaction and Basis of Presentation. The unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on December 31, 2019. The unaudited pro forma condensed combined statements of earnings each give effect to the merger as if it had occurred on October 1, 2018 (the first day of Woodward’s fiscal year 2019).

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of earnings, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Woodward and Hexcel for the applicable periods, which are incorporated by reference into this filing:

•

Separate audited historical financial statements of Woodward as of and for the year ended September 30, 2019, and the related notes included in Woodward’s Annual Report on Form 10-K filed with the SEC on November 25, 2019;

•

Separate audited historical financial statements of Hexcel as of and for the year ended December 31, 2019, and the related notes included in Hexcel’s Annual Report on Form 10-K filed with the SEC on February 18, 2020;

•

Separate unaudited historical financial statements of Woodward as of and for the three months ended December 31, 2019, and the related notes included in Woodward’s Quarterly Report on Form 10-Q filed with the SEC on February 10, 2020; and

•

Separate unaudited historical financial statements of Hexcel as of and for the nine months ended September 30, 2019, and the related notes included in Hexcel’s Quarterly Report on Form 10-Q filed with the SEC on October 21, 2019.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Woodward is the accounting acquirer and Hexcel is the accounting acquiree. The purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the merger closing date, and any excess value of the consideration transferred over the net assets will be recognized as goodwill. Woodward has made a preliminary allocation of the purchase price to the assets acquired and liabilities assumed as of the merger closing date based on management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed using information currently available. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, nor the costs that may be incurred to achieve such benefits.

WOODWARD, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2019

	Woodward, Inc. (As Reported)	Hexcel Corporation (As Adjusted)	Pro Forma Adjustments		Pro Forma Combined
(in thousands)		(Note 3)	(Note 4)
ASSETS
Current assets:
Cash and cash equivalents	$148,008	$64,418	$(57,274)	A	$155,152
Accounts receivable, less allowance for uncollectible amounts	572,443	280,281	—		852,724
Inventories	520,266	333,084	76,916	B	930,266
Income taxes receivable	8,743	—	—		8,743
Other current assets	79,737	27,141	—		106,878

Total current assets	1,329,197	704,924	19,642		2,053,763
Property, plant and equipment, net	1,033,578	1,942,793	327,207	C	3,303,578
Goodwill	795,781	189,776	2,785,416	D	3,770,973
Intangible assets, net	613,135	90,581	2,519,419	E	3,223,135
Deferred income tax assets	18,315	21,828	—		40,143
Other assets	217,163	178,746	(3,656)	F	392,253

Total assets	$4,007,169	$3,128,648	$5,648,028		$12,783,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$283,168	$—	$—		$283,168
Current portion of long-term debt	101,598	9,527	(8,900)	G	102,225
Accounts payable	218,486	157,617	—		376,103
Income taxes payable	20,704	2,905	(6,461)	P	17,148
Accrued liabilities	168,089	152,627	83,943	H	404,659

Total current liabilities	792,045	322,676	68,582		1,183,303
Long-term debt, less current portion	729,176	1,050,573	(37,300)	I	1,742,449
Deferred income tax liabilities	154,563	155,754	730,301	J	1,040,618
Other liabilities	532,782	153,525	(4,304)	K	682,003

Total liabilities	2,208,566	1,682,528	757,279		4,648,373

Commitments and contingencies
Stockholders’ equity:
Common stock	106	1,095	(1,019)	N, O	182
Additional paid-in capital	216,158	829,944	5,554,243	L	6,600,345
Accumulated other comprehensive losses	(93,548)	(118,680)	118,680	N	(93,548)
Deferred compensation	9,911	—	—		9,911
Retained earnings	2,268,483	1,978,867	(2,026,261)	M	2,221,089

	2,401,110	2,691,226	3,645,643		8,737,979
Treasury stock at cost	(592,596)	(1,245,106)	1,245,106	N	(592,596)
Treasury stock held for deferred compensation, at cost	(9,911)	—	—		(9,911)

Total stockholders’ equity	1,798,603	1,446,120	4,890,749		8,135,472

Total liabilities and stockholders’ equity	$4,007,169	$3,128,648	$5,648,028		$12,783,845

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

WOODWARD, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the year ended September 30, 2019

	Woodward, Inc. (As Reported)	Hexcel Corporation (As Adjusted)	Pro Forma Adjustments		Pro Forma Combined
(in thousands, except per share amounts)		(Note 3)	(Note 5)
Net sales	$2,900,197	$2,355,683	$—		$5,255,880
Costs and expenses:
Cost of goods sold	2,192,654	1,715,327	44,887	Q, R	3,952,868
Selling, general and administrative expenses	211,205	158,707	79,157	Q, R	449,069
Research and development costs	159,107	56,530	256	Q	215,893
Interest expense	44,001	45,841	(5,001)	S	84,841
Interest income	(1,413)	(389)	—		(1,802)
Other income, net	(25,969)	(3,797)	—		(29,766)

Total costs and expenses	2,579,585	1,972,219	119,299		4,671,103

Earnings before income taxes	320,612	383,464	(119,299)		584,777
Income tax expense	61,010	76,848	(31,018)	T	106,840

Net earnings	$259,602	$306,616	$(88,281)		$477,937

Earnings per share (Note 5):
Basic earnings per share	$4.19	$3.61			$4.17	U
Diluted earnings per share	$4.02	$3.57			$4.06	U

Weighted average shares outstanding (Note 5):
Basic	61,950	84,900			114,696	U
Diluted	64,498	85,800			117,822	U

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

WOODWARD, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the 3 months ended December 31, 2019

	Woodward, Inc. (As Reported)	Hexcel Corporation (As Adjusted)	Pro Forma Adjustments		Pro Forma Combined
(in thousands, except per share amounts)		(Note 3)	(Note 5)
Net sales	$720,355	$564,302	$—		$1,284,657
Costs and expenses:
Cost of goods sold	534,917	417,828	12,023	Q, R	964,768
Selling, general and administrative expenses	62,045	35,880	19,843	Q, R	117,768
Research and development costs	36,846	13,239	101	Q	50,186
Impairment of assets held for sale	37,902	—	—		37,902
Interest expense	9,009	10,706	(1,231)	S	18,484
Interest income	(487)	(156)	—		(643)
Other income, net	(21,425)	(887)	—		(22,312)

Total costs and expenses	658,807	476,610	30,736		1,166,153

Earnings before income taxes	61,548	87,692	(30,736)		118,504
Income tax expense	8,175	14,496	(7,991)	T	14,680

Net earnings	$53,373	$73,196	$(22,745)		$103,824

Earnings per share (Note 5):
Basic earnings per share	$0.86	$0.87			$0.90	U
Diluted earnings per share	$0.83	$0.86			$0.88	U

Weighted average shares outstanding (Note 5):
Basic	61,991	84,400			114,737	U
Diluted	64,673	85,200			117,997	U

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of Transaction and Basis of Presentation

The Transaction

On January 12, 2020, Woodward entered into the merger agreement with Hexcel and Merger Sub. The merger agreement provides that Merger Sub will merge with and into Hexcel, with Hexcel surviving the merger as a wholly-owned subsidiary of Woodward.

At the effective time, each share of Hexcel common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.6250 shares of Woodward common stock. Holders of Hexcel common stock will receive cash in lieu of fractional shares. No other cash consideration or premiums were transferred.

Pro Forma Adjustments

The unaudited pro forma condensed combined statements of earnings illustrate the effects of the merger as if it had been completed on October 1, 2018, and the unaudited pro forma condensed combined balance sheet reflects the effects of the merger as if it had been completed on December 31, 2019. The historical consolidated financial information has been adjusted to give pro forma effect to events that are: (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of earnings, expected to have a continuing impact. The pro forma adjustments are preliminary and based on estimates of the purchase consideration and estimates of fair value and useful lives of the assets acquired and liabilities assumed.

ASC Topic 805 requires, among other things, that assets and liabilities acquired be recognized at their fair values as of the merger closing date. Financial statements of Woodward issued after completion of the merger will reflect such fair values, measured as of the merger closing date, which will be different than the preliminary estimated fair values included in these unaudited pro forma condensed combined financial statements. These differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Woodward’s future results of operations and financial position.

Historical Information

The unaudited pro forma condensed combined financial information was derived from Woodward’s and Hexcel’s historical annual and interim consolidated financial statements, which were prepared in accordance with GAAP.

The unaudited pro forma condensed combined balance sheet as of December 31, 2019 was prepared using Woodward’s historical unaudited condensed consolidated balance sheet as of December 31, 2019 and Hexcel’s historical audited consolidated balance sheet as of December 31, 2019.

The unaudited pro forma condensed statement of earnings for the year ended September 30, 2019 was prepared using Woodward’s historical audited statement of earnings for the year ended September 30, 2019 and Hexcel’s historical audited statement of earnings for the year ended December 31, 2019. The unaudited pro forma condensed statement of earnings for the three months ended December 31, 2019 was prepared using Woodward’s historical unaudited condensed consolidated statement of earnings for the three months ended December 31, 2019 and Hexcel’s derived historical unaudited condensed consolidated statement of earnings for the three months ended December 31, 2019. This information was derived by subtracting Hexcel’s historical unaudited condensed consolidated statement of earnings for the nine months ended September 30, 2019 from Hexcel’s historical audited consolidated statement of earnings for the year ended December 31, 2019.

The difference between Woodward’s and Hexcel’s fiscal year end dates is less than ninety-three (93) days. Accordingly, the unaudited pro forma condensed combined statement of earnings for the year ended

September 30, 2019 was prepared using Woodward’s historical audited consolidated statement of earnings for the year ended September 30, 2019 and Hexcel’s historical audited consolidated statement of earnings for the year ended December 31, 2019, as permitted under Rule 11-02 of Regulation S-X. However, given the different fiscal year ends of Woodward and Hexcel, the Hexcel historical unaudited condensed consolidated statement of earnings for the three months ended December 31, 2019 has been included in both the fiscal year ended December 31, 2019 and the three months ended December 31, 2019 unaudited pro forma condensed combined statements of earnings. Hexcel’s revenue and net income for this three-month period was $564.3 million and $73.2 million, respectively.

The unaudited pro forma condensed combined financial information has been prepared using Woodward’s significant accounting policies as set forth in the audited consolidated financial statements for the fiscal year ended September 30, 2019. Certain reclassification adjustments have been made in order to conform Hexcel’s historical consolidated financial statements to Woodward’s financial statement presentation. Refer to Note 3—Accounting Policy Alignment and Reclassifications for more details.

2. Estimated Purchase Consideration and Preliminary Purchase Price Allocation

The estimated preliminary purchase price is calculated as follows (in thousands):

Estimated Purchase Consideration	Estimated Fair Value
Estimated fair value of Woodward stock to be exchanged (i)	$6,280,426
Estimated fair value of accelerated Hexcel equity awards (ii)	94,495

Estimated preliminary purchase consideration (iii)	$6,374,921

i)

Represents the estimated fair value of Woodward common stock to be issued to Hexcel stockholders pursuant to the merger agreement. This estimate is based on 83,627,516 shares of Hexcel common stock issued and outstanding as of December 31, 2019, an exchange ratio of 0.6250 shares of Woodward common stock per share of Hexcel common stock, and the closing price of Woodward common stock of $120.16 as of February 21, 2020.

ii)

Represents the portion of fair value of stock options, restricted stock units (“RSUs”) and performance-based RSUs (“PSUs”) attributable to pre-combination services that will be assumed by Woodward upon completion of the merger. RSUs and PSUs have been valued based on the full common share value for purposes of the calculation of purchase price. Options have been valued using a Black-Scholes model.

iii)

An increase or decrease of 10% to both Woodward’s and Hexcel’s stock price would result in an increase or decrease of approximately $641.5 million and $641.0 million to the estimated preliminary purchase consideration. The difference between the increase and decrease is due to changes in the estimated fair value of accelerated Hexcel equity awards, which is not solely the product of shares and share price. Based on the preliminary purchase price allocation described below, a change in purchase consideration would result in an increase or decrease of goodwill and no impact on the unaudited pro forma condensed combined statement of earnings.

The table below represents the preliminary purchase price allocation based on estimates, assumptions, valuations and other analyses as of December 31, 2019, that have not been finalized in order to make a definitive allocation. Accordingly, the pro forma adjustments to allocate the purchase consideration will remain preliminary until management finalizes the fair values of assets acquired and liabilities assumed. The final amounts allocated to assets acquired and liabilities assumed are dependent upon certain valuations and other studies that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements.

The total preliminary estimated purchase consideration as shown in the table above is allocated to the tangible and intangible assets and liabilities of Hexcel based on their estimated fair values as if the merger had occurred on December 31, 2019, which is the assumed merger closing date for purposes of the pro forma balance sheet (in thousands):

Assets acquired
Cash and cash equivalents	$64,418
Accounts receivable	280,281
Inventories	410,000
Other current assets	27,141
Property, plant and equipment, net	2,270,000
Intangible assets, net	2,610,000
Deferred income tax assets	21,828
Other assets	175,090

Total assets acquired	$5,858,758

Liabilities assumed
Current portion of long-term debt	$9,527
Accounts payable	157,617
Income taxes payable	2,905
Accrued liabilities	194,627
Long-term debt, less current portion	1,054,773
Deferred income tax liabilities	886,055
Other liabilities	153,525

Total liabilities assumed	2,459,029

Net assets acquired, excluding goodwill	3,399,729
Total estimated preliminary purchase consideration	6,374,921

Goodwill	$2,975,192

As of the closing date of the merger, the recorded value of assets and liabilities will be adjusted for the preliminary purchase price allocation. The fair value and useful lives assigned to the identifiable tangible and intangible assets have been estimated based on preliminary assumptions. These estimated fair values and useful lives are considered preliminary and are subject to change at the closing date of the transaction. Any change in the amount of the final purchase price allocated to definite-lived assets could materially affect the carrying amount and the related amortization expense or depreciation expense of such assets.

3. Accounting Policy Alignment and Reclassifications

The unaudited pro forma condensed combined financial information has been prepared using Woodward’s significant accounting policies as set forth in Woodward’s audited consolidated financial statements for the fiscal year ended September 30, 2019. Based on the procedures performed to date, the accounting policies of Hexcel appear to be similar in all material respects to Woodward’s accounting policies. Woodward and Hexcel adopted ASC 842 on January 1, 2019 and October 1, 2019, respectively. While the leasing standards and adoption dates differ, no adjustments were made within the pro forma financial statements as the differences were immaterial.

As more information becomes available, Woodward will complete a more detailed review of Hexcel’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

Woodward identified certain reclassification adjustments that were necessary to conform Hexcel’s financial statement presentation to Woodward’s financial statement presentation. For purposes of the pro forma financial statements, Hexcel’s historical balance sheet and statements of earnings have been adjusted to reflect these reclassifications (in thousands):

	Historical Hexcel line item	Reclassification adjustment to conform to Woodward presentation	Revised Hexcel line item
Balance Sheet
As of December 31, 2019
Accounts receivable, net	$227,631	$(227,631)	$—
Contract assets	52,650	(52,650)	—
Accounts receivable, less allowance for uncollectible amounts	—	280,281	280,281

Prepaid expenses and other current assets	27,141	(27,141)	—
Other current assets	—	27,141	27,141

Goodwill and other intangible assets	280,357	(280,357)	—
Goodwill	—	189,776	189,776
Intangible assets, net	—	90,581	90,581

Investments in affiliated companies	46,479	(46,479)	—
Other assets	154,095	24,651	178,746
Deferred income tax assets	—	21,828	21,828

Short-term borrowings	9,527	(9,527)	—
Current portion of long-term debt	—	9,527	9,527

Accrued compensation and benefits	74,415	(74,415)	—
Financial instruments	17,659	(17,659)	—
Accrued liabilities	63,458	89,169	152,627
Income taxes payable	—	2,905	2,905

Other non-current liabilities	100,250	(100,250)	—
Retirement obligations	53,275	(53,275)	—
Other liabilities	—	153,525	153,525

Statement of Earnings
Year ended December 31, 2019
Interest expense, net	45,452	(45,452)	—
Interest expense	—	45,841	45,841
Interest income	—	(389)	(389)

Equity in earnings/(loss) from affiliated companies	3,797	(3,797)	—
Other income, net	—	(3,797)	(3,797)

Statement of Earnings
Three months ended December 31, 2019
Interest expense, net	10,550	(10,550)	—
Interest expense	—	10,706	10,706
Interest income	—	(156)	(156)

Equity in earnings/(loss) from affiliated companies	887	(887)	—
Other income, net	$—	$(887)	$(887)

4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

A.	Reflects the net payment to Cash and cash equivalents, as follows (in thousands):

Woodward Cash long-term incentive plan (“Woodward Cash LTI”) payout (i)	$(6,235)
Settlement of Hexcel Euro term loan	(50,400)
Settlement of interest rate swap on Hexcel Euro term loan	(639)

Net adjustment to Cash and cash equivalents	$(57,274)

i)

Woodward has a long-term cash incentive plan that is paid out on three year cycles. All amounts under this plan that have been earned by employees but not yet paid will be paid out upon close of the transaction.

B.

Reflects the adjustment to record Inventories at estimated fair values based on estimated preliminary purchase price allocation. This adjustment is not expected to have a continuing impact to Cost of goods sold after the first year; therefore, no adjustments were made to the pro forma statements of earnings.

C.	Reflects the adjustment to step-up Property, plant and equipment, net to estimated fair values based on preliminary purchase price allocation, as follows (in thousands):

	Estimated Fair Value	Estimated Remaining Useful Life
		(in years)
Land and land improvements	$92,000	0 – 10
Buildings and improvements	595,000	23
Machinery and production equipment	1,289,000	5 – 13
Computer equipment and software	34,000	5
Construction in progress	250,000
Other	10,000	2 – 10

Estimated fair value of Property, plant and equipment, net acquired	2,270,000
Book value of Property, plant and equipment, net acquired	(1,942,793)

Net adjustment to Property, plant and equipment, net	$327,207

D.	Reflects the net adjustment to Goodwill, as follows (in thousands):

Elimination of Hexcel’s historical Goodwill	$(189,776)
Goodwill to be recorded based on the estimated preliminary purchase price allocation	2,975,192

Net adjustment to Goodwill	$2,785,416

E.	Reflects the adjustment to step-up Intangible assets, net to estimated fair values based on preliminary purchase price allocation, as follows (in thousands):

	Estimated Fair Value	Estimated Remaining Useful Life
		(in years)
Customer relationships	$1,800,000	21
Technology	550,000	14
Trade name	260,000	Indefinite

Estimated fair value of Intangible assets, net acquired	2,610,000
Book value of Intangible assets, net acquired	(90,581)

Net adjustment to Intangible assets, net	$2,519,419

F.	Reflects the elimination of deferred financing costs related to Hexcel’s revolving credit facility as these do not meet definition of an asset.

G.	Reflects the settlement of the current portion of Hexcel’s Euro term loan.

H.	Reflects the net adjustment to Accrued liabilities, as follows (in thousands):

Hexcel’s unaccrued transaction costs (i)(ii)(iii)	$34,000
Hexcel’s unaccrued severance and bonus payouts (ii)(iii)	5,000
Hexcel’s unaccrued retention awards (ii)	3,000
Woodward Cash LTI payout	(2,570)
Woodward’s unaccrued transaction costs (i)(ii)	44,513

Net adjustment to Accrued liabilities	$83,943

i)	Transaction costs include bank advisory, legal, consulting, and accounting fees directly attributable to the transaction.
ii)	No adjustments were made to the pro forma statements of earnings as these items are non-recurring.
iii)

These amounts will be fully expensed and recognized within retained earnings prior to close of the transaction. Given that Hexcel’s historical retained earnings will be eliminated in purchase accounting, the corresponding adjustment related to these amounts was made to Goodwill.

I.	Reflects the net adjustment to Long-term debt, less current portion, as follows (in thousands):

Settlement of long-term portion of Hexcel’s Euro term loan	$(41,500)
Elimination of deferred financing costs (i)	4,200

Net adjustment to Long-term debt, less current portion	$(37,300)

i)	Deferred financing costs do not meet the definition of an asset and are therefore eliminated under ASC 805.

J.

Reflects the net change in long-term deferred tax balances associated with the unaudited pro forma adjustments, calculated using an estimated blended statutory tax rate of 26%. The estimated blended statutory tax rate was derived by weighting the statutory tax rates of each operational jurisdiction in proportion to its pre-tax net income. There is no tax adjustment related to Goodwill.

K.	Reflects the net adjustment to Other liabilities, as follows (in thousands):

Settlement of interest rate swap derivative related to the Hexcel Euro term loan (i)	$(639)
Woodward Cash LTI payout	(3,665)

Net adjustment to Other liabilities	$(4,304)

i)	No adjustments were made to the pro forma statements of earnings as these items are non-recurring.

L.	Reflects the net adjustment to Additional paid-in capital, as follows (in thousands):

Estimated preliminary purchase consideration	$6,374,921
Less: amount allocated to Common stock	(76)
Acceleration of Woodward equity awards (i)	9,342
Elimination of historical Hexcel Additional paid-in capital	(829,944)

Net adjustment to Additional paid-in capital	$5,554,243

i)	No adjustments were made to the pro forma statements of earnings as these items are non-recurring.

M.	Reflects the net adjustment to Retained earnings, as follows (in thousands):

Elimination of Hexcel’s historical Retained earnings	$(1,978,867)
Accrual of Woodward transaction costs (ii)	(44,513)
Acceleration of Woodward equity awards (i)(ii)	(9,342)
Recognition of a tax benefit related to tax-deductible transaction costs	6,461

Net adjustment to Retained earnings	$(2,026,261)

i)

Per the merger agreement, Woodward RSUs and Woodward options of non-officers will fully accelerate upon a termination without cause or resignation by the non-officer for good reason (which for non-officers would be triggered upon a resignation other than in anticipation of a termination for cause), that occurs during the two-year period following the merger.

ii)	No adjustment was made to the unaudited pro forma condensed combined statement of earnings as the transaction costs do not have a continuing impact.

N.	Reflects the elimination of Hexcel’s historical equity.

O.

Reflects the issuance of $0.1 million of Common stock, calculated by multiplying the number of shares of Woodward to be exchanged (See Note 2—Estimated Purchase Consideration and Preliminary Purchase Price Allocation) by the $0.00145 par value of Woodward Common stock.

P.	Reflects a tax benefit related to deductible transaction costs, calculated at an estimated blended statutory tax rate of 26%.

5. Unaudited Pro Forma Condensed Combined Statements of Earnings Adjustments:

Q.

Reflects the elimination of historical depreciation expense related to Hexcel’s property, plant and equipment based on historical cost and to reflect new depreciation expense based on the preliminary estimated fair values and useful lives of property, plant and equipment to be acquired. For estimated property, plant and equipment values and the estimated associated useful lives, see Note 2—Estimated Purchase Consideration and Preliminary Purchase Price Allocation (in thousands).

	Three months ended December 31, 2019	Year ended September 30, 2019
Eliminate Hexcel historical depreciation expense
Cost of goods sold	$(29,407)	$(120,712)
Selling, general and administrative expenses	(2,028)	(8,499)
Research and development costs	(1,354)	(5,515)

Total Hexcel historical depreciation expense	$(32,789)	$(134,726)

New depreciation expense
Cost of goods sold	$31,609	$126,313
Selling, general and administrative expenses	2,180	8,893
Research and development costs	1,455	5,771

Total new depreciation expense	$35,244	$140,977

Pro forma depreciation expense adjustment
Cost of goods sold	$2,202	$5,601
Selling, general and administrative expenses	152	394
Research and development costs	101	256

Total pro forma depreciation expense adjustment	$2,455	$6,251

An increase or decrease of 10% in the estimated fair value of property, plant and equipment would result in an increase or decrease of $14.1 million and $3.5 million of depreciation expense for the year ended September 30, 2019 and for the three months ended December 31, 2019, respectively.

R.

Reflects the elimination of historical amortization expense related to Hexcel’s intangible assets based on historical book value and to reflect new amortization expense based on the preliminary estimated fair values and useful lives of the intangible assets to be acquired. For estimated values of intangible assets and the estimated associated useful lives, see Note 2—Estimated Purchase Consideration and Preliminary Purchase Price Allocation (in thousands).

	Three months ended December 31, 2019	Year ended September 30, 2019
Eliminate Hexcel historical amortization expense
Cost of goods sold	$—	$—
Selling, general and administrative expenses	(1,738)	(6,951)
Research and development costs	—	—

Total Hexcel historical amortization expense	$(1,738)	$(6,951)

New amortization expense
Cost of goods sold	$9,821	$39,286
Selling, general and administrative expenses	21,429	85,714
Research and development costs	—	—

Total new amortization expense	$31,250	$125,000

Pro forma amortization expense adjustment
Cost of goods sold	$9,821	$39,286
Selling, general and administrative expenses	19,691	78,763
Research and development costs	—	—

Total pro forma amortization expense adjustment	$29,512	$118,049

An increase or decrease of 10% in the estimated fair value of the intangible assets would result in an increase or decrease of $12.5 million and $3.1 million of amortization expense for the year ended September 30, 2019 and for the three months ended December 31, 2019, respectively.

S.	Reflects the reduction to interest expense, as follows (in thousands):

	Three months ended December 31, 2019	Year ended September 30, 2019
Elimination of interest expense related to the Hexcel Euro term loan	$(245)	$(1,057)
Reduction of interest expense due to Hexcel’s revolving credit facility refinancing (i)	(986)	(3,944)

Total pro forma amortization expense adjustment	$(1,231)	$(5,001)

i)

Upon close of the merger, Hexcel’s revolving credit facility is expected to be refinanced. Hexcel and Woodward reported effective interest rates on their revolving credit facilities of 3.93% and 2.67%, respectively, as of December 31, 2019. An increase or decrease of 0.125% in Woodward’s interest rate would result in an increase or decrease in interest expense of $0.4 million and $0.1 million for the year ended September 30, 2019 and for the three months ended December 31, 2019, respectively.

T.

Reflects the net adjustment to income tax expense which was calculated using an estimated blended statutory rate of 26%. The estimated blended statutory tax rate was derived by weighting the statutory tax rates of each operational jurisdiction in proportion to its pre-tax net income. The unaudited pro forma tax expense does not purport to represent what income tax expense actually would have been if the Transaction had occurred on October 1, 2018.

U.

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the combined basic and diluted weighted-average shares, after giving effect to the exchange ratio. The historical basic and diluted weighted average shares of Hexcel are assumed to be replaced by the shares expected to be issued by Woodward to effect the merger, as follows (in thousands, except per share amounts):

	Three months ended December 31, 2019	Year ended September 30, 2019
Pro Forma Weighted Average Shares (Basic)
Historical weighted average shares outstanding	61,991	61,950
Vested Hexcel RSU awards assumed by Woodward (i)	281	281
Acceleration of Woodward RSUs (i)	3	3
Acceleration of Hexcel PSUs (i)	195	195
Newly issued shares of Woodward	52,267	52,267

Pro Forma Weighted Average Shares (Basic)	114,737	114,696

Pro Forma Weighted Average Shares (Diluted)
Pro forma weighted average shares (basic)	114,737	114,696
Assumed dilutive Hexcel unvested options (ii)	578	578
Woodward dilution (iii)	2,682	2,548

Pro Forma Weighted Average Shares (Diluted)	117,997	117,822

Pro Forma Basic Earnings Per Share
Pro forma net earnings	$103,824	$477,937
Pro forma weighted average shares (basic)	114,737	114,696

Pro Forma Basic Earnings Per Share	$0.90	$4.17

Pro Forma Diluted Earnings Per Share
Pro forma net earnings	$103,824	$477,937
Pro forma weighted average shares (diluted)	117,997	117,822

Pro Forma Diluted Earnings Per Share	$0.88	$4.06

i)

All RSUs and PSUs of Hexcel that vest upon close of the Transaction are included in pro forma basic EPS on an as-converted basis as they are assumed to have vested on October 1, 2018 for purposes of the pro forma statements of earnings. All RSUs of Woodward which are held only by non-officers become eligible to vest upon a termination without cause or resignation by the non-officer for good reason (which for such non-officer would be triggered upon a resignation other than in anticipation of a termination for cause) that occurs during the two-year period following the merger, and are included in pro forma basic EPS as they are assumed to have vested on October 1, 2018 for purposes of the pro forma statements of earnings.

ii)

All Hexcel options fully accelerate and convert to Woodward options upon close of the Transaction. The accelerated Hexcel options have been included on an as-converted basis within pro forma diluted EPS to the extent that the options are dilutive.

iii)

The Woodward dilution is the difference between Woodward’s reported basic weighted average shares outstanding and Woodward’s reported diluted weighted average shares outstanding for the periods presented.

COMPARISON OF STOCKHOLDERS’ RIGHTS

In the merger, holders of Hexcel common stock will receive shares of Woodward common stock in exchange for their shares of Hexcel common stock. Woodward and Hexcel are both organized under the law of the State of Delaware. The following is a summary of the material differences between (1) the current rights of holders of Hexcel common stock under the DGCL and the Hexcel governing documents and (2) the current rights of holders of Woodward common stock under the DGCL and the Woodward governing documents.

Woodward and Hexcel believe that this summary describes the material differences between the rights of holders of Woodward common stock as of the date of this joint proxy statement/prospectus and the rights of holders of Hexcel common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Woodward’s and Hexcel’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 160.

	Woodward	Hexcel
Authorized Capital Stock:

Woodward’s authorized capital stock consists of (i) 150,000,000 shares of common stock, par value $0.001455 per share; and (ii) 10,000,000 shares of preferred stock, par value of $0.003 per share. If the Woodward charter amendment proposal is approved by Woodward stockholders at the Woodward special meeting, effective upon the completion of the merger, Woodward’s authorized capital stock will consist of (i) 290,000,000 shares of common stock, par value $0.001455 per share; and (ii) 10,000,000 shares of preferred stock, par value of $0.003 per share.

As of the record date for the Woodward special meeting, there were [            ] shares of Woodward common stock outstanding and none of Woodward preferred stock outstanding.

Hexcel’s authorized capital stock consists of (i) 200,000,000 shares of common stock, par value of $0.01 per share; and (ii) 20,000,000 shares of preferred stock, without par value.

As of the record date for Hexcel’s special meeting, there were [            ] shares of Hexcel common stock outstanding and none of Hexcel preferred stock outstanding.

Preferred Stock:

The Woodward charter authorizes the board to issue from time to time one or more series of preferred stock, consisting of such number of shares and having such voting powers, designations, preferences, relative rights and limitations as the board resolution shall provide.

The Woodward charter provides that the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then

The Hexcel charter authorizes the board to issue from time to time one or more classes or series of preferred stock and, in connection with any such class or series, fix or alter the designations, rights, preferences, limitations, qualifications, privileges and restrictions granted or imposed on such class or series of preferred stock to the extent permitted under the charter and by law.

The Hexcel charter authorizes the board to determine or alter the number of

	Woodward	Hexcel

outstanding) by the affirmative vote of the holders of two-thirds of the outstanding shares of common stock without a vote of the holders of the shares of any series of preferred stock, unless a vote of any such holders is required pursuant to the board resolution(s) providing for the issuance of the series of preferred stock.

As of the record date for the Woodward special meeting, Woodward has no outstanding shares of preferred stock.

If the Woodward charter amendment proposal is approved by Woodward stockholders at the Woodward special meeting, effective upon the completion of the merger, references to Woodward’s Series A preferred stock, which are no longer outstanding, will be eliminated from the Woodward charter.

shares of preferred stock constituting any such class or series and the designation, and to increase or decrease the number of shares of any class or series, but not below the number of shares of such class or series then outstanding. In case the number of shares are so decreased, the shares constituting such decrease will resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such class or series.

The holders of preferred stock will not have any preemptive rights except to the extent such rights will be specifically provided for in the resolution(s) providing for the issuance of such preferred stock.

As of the record date for the Hexcel special meeting, Hexcel has no outstanding shares of preferred stock.

Voting Rights:

Holders of Woodward common stock are entitled to one (1) vote for each share of stock which has voting power upon the matter in question.

For the election of directors, the Woodward charter and bylaws provide that holders of Woodward common stock are entitled to cumulative voting rights, which means that in each election of directors each holder is entitled to cast as many votes as the number of shares of common stock held by such holder multiplied by the number of directors to be elected and may cast all such votes for the election of one nominee or distribute such votes among two (2) or more nominees.

The Woodward charter and bylaws provide that the affirmative vote of the holders of two-thirds of the outstanding shares of Woodward common stock is required (i) to adopt, amend or repeal the Woodward charter, (ii) for the Woodward stockholders to adopt, amend or repeal the Woodward bylaws, (iii) to

Holders of Hexcel common stock are entitled to (1) vote for each share of stock which has voting power upon the matter in question. There are no cumulative voting rights in the election of directors.

	Woodward	Hexcel
adopt any agreement for the merger or consolidation of Woodward with or into any other corporation, (iv) to authorize any sale, lease or exchange of all or substantially all of Woodward’s assets, (v) to authorize the dissolution of Woodward or (vi) to remove a Woodward director for cause. Unless otherwise provided by law, all other matters are decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at a meeting of the holders of Woodward capital stock.

Size of Board of Directors:	The Woodward charter and bylaws require that there be not less than six (6) directors on the Woodward board, the exact number of directors and the exact number of directors in each class to be determined from time to time by resolution of the board.	The Hexcel charter and bylaws require that there be not less than three (3) nor more than fifteen (15) directors on the Hexcel board, the exact number of directors within such range to be determined from time to time by resolution of the board.

Nomination of Directors for Election:

The Woodward bylaws provide that nominations for directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors: (a) by or at the direction of the board or (b) by any stockholder of the corporation who (i) is a stockholder of record on the date such stockholder gives notice of the nomination and on the record date for the determination of stockholders entitled to at such meeting and (ii) timely complies with advance notice procedures. See “Advance Notice Requirements for Stockholder Nominations and Other Proposals” below for information on when such notice must be received in order to be timely.

The written notice must include, among other things, information about the nominee that is required to be disclosed in solicitations of proxies pursuant to Regulation 14A under the Exchange Act; the class or series and number of shares of capital stock of Woodward owned by

The Hexcel bylaws provide that nominations for directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) by or at the direction of the board or (b) by any stockholder of the corporation of the record who complies with the notice procedures. See “Advance Notice Requirements for Stockholder Nominations and Other Proposals” below for information on when such notice must be received in order to be timely.

The written notice to the Secretary must include, among other things, (i) the name, age, business address and residence address of such nominee, (ii) the nominee’s resume or a listing of his or her qualifications to be a director of the corporation and such other information that the board may require from time to time, (iii) the class or series and number of shares of the capital stock of the corporation that are owned beneficially or of record by such

	Woodward	Hexcel

such nominated person and its affiliates or associates; a description of all agreements, arrangements or understandings between such nominated person, or any affiliates or associates of such nominated person, and any other person or persons (including their names) in connection with such nominated person’s candidacy or service as a director of Woodward; and the written consent of such nominated person.

Additionally, the written notice must contain, among other things, (i) the name and address of the stockholder of record who intends to present the proposal and of all beneficial owners, if any, on whose behalf the proposal is made; (ii) the class or series and number of shares of capital stock of Woodward beneficially owned by the stockholder of record and such beneficial owners; (iii) a description of all agreements, arrangements or understandings between such stockholder or such beneficial owner, or any affiliates or associates, and any other person(s) in connection with the proposal of such business by such stockholder; (iv) whether such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (v) whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to a sufficient number of holders of Woodward’s voting shares to elect such nominee(s).

nominated person, (iv) whether any other transaction, agreement, arrangement or understanding has been made by or on behalf of such nominated person, or any affiliates or associates of such person, the effect or intent of which is to mitigate loss to, or manage risk or benefit of share price changes for, such nominated person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such nominated person, or any affiliates or associates of such person, with respect to the capital stock of the corporation.

Additionally, the written notice must contain, among other things, (i) the name and record address of the stockholder, (ii) the class or series and number of shares of the capital stock of the corporation that are owned beneficially or of record by the stockholder and any of its affiliates or associates, (iii) whether any other transaction, agreement, arrangement or understanding has been made by or on behalf of such stockholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, or manage risk or benefit of share price changes for, such stockholder or any of its affiliates or associates or to increase or decrease the voting power or pecuniary or economic interest of such stockholder or any of its affiliates or associates with respect to the capital stock of the corporation and (iv) a description of all arrangements or understandings between such stockholder or any of its affiliates or associates and any other person or persons in connection with the nomination of any person or persons for election to the boards by any stockholder and any material interest of such stockholder or any of its affiliates or associates in such nomination.

Election of Directors; Board Classification:	The Woodward bylaws provide that director nominees shall be	The Hexcel bylaws provide that director nominees shall be elected to the board if

	Woodward	Hexcel

elected by the vote of the majority of votes cast at an annual meeting of stockholders in uncontested elections, with a plurality voting standard retained for contested director elections.

The Woodward charter and bylaws provide that the board be divided into three classes which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected. If the number of directors is changed, any increase or decrease shall be apportioned among the three classes so as to maintain the number of directors in each class as nearly equal as possible.

the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary of the corporation determines that the number of nominees exceeds the number of directors to be elected as of the date seven (7) days prior to the date the corporation first mails the notice of the meeting for such meeting to stockholders.

Hexcel does not have a classified board. The directors of Hexcel are elected annually.

Vacancies on the Board of Directors:	The Woodward charter and bylaws provide that vacancies, including vacancies arising through resignation, retirement, removal from office, disqualification, or death or through an increase in the number of directors, shall be filled by a majority of the directors then in office or by the sole remaining director.	The Hexcel charter and bylaws provide that any vacancies for any reason and any newly created directorships may be filled by the board, acting by the majority of the directors then in office, even if less than a quorum. Any directors so chosen shall hold office until the next election of directors.

Removal of Directors:	The Woodward charter and bylaws provide that any director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares of Woodward common stock.	The Hexcel charter and bylaws provide that a director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at an election of directors.

Amendments to Organizational Documents:	Under the DGCL, an amendment to the certificate of incorporation generally requires the approval of (i) the board of directors, (ii) a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon, if any.	Under the DGCL, an amendment to the certificate of incorporation generally requires the approval of (i) the board of directors, (ii) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

	Woodward	Hexcel

Notwithstanding the DGCL standard, the Woodward charter and bylaws provide that the affirmative vote of holders of two-thirds of the outstanding Woodward common stock is required to amend the charter.

The board has concurrent power with the stockholders to adopt and repeal the bylaws. For stockholders to amend the bylaws, the affirmative vote of holders of two-thirds of the outstanding Woodward common stock is required.

Hexcel’s charter and bylaws do not provide for a different standard to amend the charter than that provided under the DGCL. The Hexcel charter provides that the corporation reserves the right to amend, alter, change or repeal any provision contained in the charter.

The Hexcel board is authorized and empowered from time to time in its discretion to make, alter, amend or repeal the bylaws.

Stockholder Action by Written Consent:	The Woodward charter and bylaws provide that all actions by Woodward stockholders must be effected at a duly called annual or special meeting.	The Hexcel charter provides that all actions by Hexcel stockholders must be effected at a duly called annual or special meeting.

Special Meetings of Stockholders:

The Woodward charter and bylaws provide that special meetings of the stockholders may be called by the corporation only at the request (i) of the board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether there are vacancies or not), (ii) in writing, of the Chairman of the board, or (iii) in writing, of holders of at least two-thirds of the total voting power of all outstanding shares of common stock. Such request must state the purpose of the proposed meeting and, in the case of a request by holders of outstanding common stock, must be delivered personally or sent by certified or registered mail, return receipt requested, to the secretary of the corporation. Business transacted at all special meetings of stockholders must be confined to the matters set forth in the notice.

The board must determine the date, time and place of any special meeting, which must be held not less than thirty (30) nor more than one hundred and twenty (120) days after the receipt of the written request from the chairman or the stockholders.

The Hexcel charter and bylaws provide that special meetings of the stockholders may be called at any time and for any purpose or purposes by the board, the Chairman of the board, the Chief Executive Officer or by a committee of the board which has been duly designated by the board and whose powers and authority, as provided in a resolution of the board or in the bylaws, include the power to call such meetings. Notice of such special meeting shall be given in the same manner as for an annual meeting of stockholders and also specify the general nature of the business to be transacted at the meeting. Business transacted at the special meeting must be confined to the matters specified in the notice.

	Woodward	Hexcel
Quorum:

The Woodward bylaws provide that except as otherwise provided by law, the Woodward charter or the Woodward bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of the stockholders.

If a quorum exists, all matters must, except with respect to certain matters, be decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the meeting. See “Voting Rights” above for more information.

The Hexcel bylaws provide that a majority of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business.

If a quorum is present at a meeting (other than for the election of directors), the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on any matter shall be the act of the stockholders unless the vote of a larger number is required by law, the Hexcel charter or the Hexcel bylaws.

Notice of Stockholder Actions/Meetings:	The Woodward bylaws require the written notice of all stockholder meetings must be given stating the date, time and place of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice of any stockholder meeting must be given to each stockholder entitled to vote at that meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.	The Hexcel bylaws require the written notice of all meetings to be mailed to or delivered to each stockholder of record entitled to vote not less than ten (10) days nor more than sixty (60) days before the date of such annual meeting. Such notice shall specify the place, the day, and the hour of such meeting, the matters which the board intends to present for action by the stockholders, and in the case of a special meeting, the general nature of the business to be transacted at the meeting.

Advance Notice Requirements for Stockholder Nominations and Other Proposals:

The Woodward bylaws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) be a stockholder of record on the date he or she provides notice and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) provide timely notice in writing to Woodward’s secretary.

To be timely, a stockholder’s notice must be delivered to, or mailed and received at, Woodward’s principal executive offices (addressed to the attention of the secretary) not less than

The Hexcel bylaws provide that to be properly brought before an annual meeting, all business (other than the nomination of a person or persons for election to the board) must be either (i) specified in the notice of annual meeting given by or at the direction of the board, (ii) otherwise properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by a stockholder of record who complies with the notice procedures.

Woodward	Hexcel

ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, the stockholder’s notice by the stockholder must be delivered or mailed and received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs or not less than ninety (90) days nor more than one hundred twenty (120) days prior to the annual meeting. In the event that the number of a class of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board by Woodward at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered or mailed and received not later than ten (10) days following the day on which the corporation makes such public announcement.

In no event will the public announcement of an adjournment or postponement of an annual or special meeting commence a new time period for the giving of a stockholder’s notice.

Stockholder notice for proposals to be brought before a meeting shall contain, among others, (i) the name and address of the stockholder of record and such beneficial owner, if any, on whose behalf the proposal is made; (ii) the class or series and number of shares of capital stock of Woodward beneficially owned by the stockholder of record and such

To be timely, the stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation (i) in the case of an annual meeting, not less than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

In no event will the adjournment or postponement of an annual meeting of stockholders, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

A stockholder’s notice to the Secretary must be in writing and must set forth with respect to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the stockholder proposing such business; (iii) the class or series and number of shares of the capital stock of the corporation that are owned beneficially or of record by the

Woodward	Hexcel

beneficial owner; (iii) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (iv) a description of all agreements, arrangements or understandings between such stockholder or such beneficial owner, or any affiliates or associates, and any other person(s) in connection with the proposal of such business by such stockholder; (v) whether such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (vi) whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Woodward’s voting shares required under applicable law to carry the proposal.

A stockholder providing notice of any proposal of business shall further update and supplement such notice, if necessary, so that the information provided or required to be provided is true and correct as of the record date for determining the stockholder entitled to receive notice of the annual meeting, and such update and supplement shall be delivered to, or mailed and received at, Woodward’s principal executive offices (addressed to the attention of the secretary) not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the annual meeting.

stockholder and any of its affiliates or associates and any other direct or indirect pecuniary or economic interest in any capital stock of the corporation of such person or any of its affiliates or associates, including, without limitation, any derivative instrument, swap (including total return swaps), option, warrant, short interest, hedge or profit sharing arrangement, and the length of time that the interests in the shares have been held; (iv) whether any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made by or on behalf of such stockholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, or manage risk or benefit of share price changes for, such stockholder or any of its affiliates or associates or to increase or decrease the voting power or pecuniary or economic interest of such stockholder or any of its affiliates or associates with respect to the capital stock of the corporation; (v) a description of all arrangements or understandings between such stockholder or any of its affiliates or associates and any other person or persons (including their name(s)) in connection with the proposal of such business by any stockholder and any material interest of such stockholder or any of its affiliates or associates in such business; (vi) any other information that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the proposal pursuant to the Exchange Act, as amended, and the rules and regulations promulgated thereunder if such stockholder were engaged in such a solicitation; and (vii) a representation that such stockholder or a representative thereof intends to appear in person at the annual meeting to bring such business before the meeting.

	Woodward	Hexcel

A stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting, and such update and supplement shall be delivered to or mailed and received at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting.

Proxy Access:	The Woodward bylaws provide that to include information with respect to a stockholder proposal in the corporation’s proxy statement and form of proxy for a stockholder’s meeting, a stockholder must provide notice as required by the regulations promulgated under the Exchange Act.	The Hexcel bylaws do not provide for proxy access.

Limitation of Liability of Directors and Officers:	The Woodward charter provides a director shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.	The Hexcel charter provides that the personal liability of the directors is eliminated to the fullest extent permitted under the DGCL.

Indemnification of Directors and Officers:	The Woodward bylaws provide that the corporation must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other	The Hexcel charter provides that the corporation shall, to the fullest extent permitted under the DGCL, (i) indemnify its current and former directors and officers from and against any and all expenses (including attorneys’ fees), liabilities or other matters and (ii) advance expenses (including attorneys’ fees) incurred by any and all of its directors and officers in connection with any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative. Except for proceedings to enforce the rights to indemnification the corporation shall not be obligated to indemnify any director or officer in connection with a proceeding

	Woodward	Hexcel

enterprise, against costs, charges (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

initiated by such person unless such proceeding was authorized by the board.

The corporation may, to the extent authorized from time to time by the board, provide rights to indemnification and to the advancement of expenses similar to those provided to the directors and officers of the corporation to employees and agents of the corporation who are not directors or officers.

Acquisition Proposals:	The affirmative vote of the holders of two-thirds of the outstanding shares of Woodward common stock is required for the adoption of any agreement for the merger or consolidation of the corporation with or into any other corporation, and to authorize any sale, lease or exchange of all or substantially all of the assets of the corporation.	The Hexcel charter does not provide any special board or stockholder vote requirements with regard to acquisition proposals.

Anti-Takeover Provisions:	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction

	Woodward	Hexcel

which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

The Woodward charter does not contain a provision electing to “opt-out” of Section 203 of the DGCL. Because Woodward has not opted out of Section 203 of the DGCL, it remains subject to such provision.

which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

The Hexcel charter does not contain a provision electing to “opt-out” of Section 203 of the DGCL. Because Hexcel has not opted out of Section 203 of the DGCL, it remains subject to such provision.

Stockholder Rights Plan:	Woodward does not currently have a stockholder rights plan in effect.	Hexcel does not currently have a stockholder rights plan in effect.

SECURITY OWNERSHIP OF WOODWARD BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of Woodward common stock by all directors, the named executive officers in this joint proxy statement/prospectus (or NEOs), all directors and executive officers of Woodward as a group and each person who is known to be the beneficial owner of more than five percent of Woodward common stock as of February 21, 2020. Unless otherwise indicated, all persons listed below have sole voting and investment powers over all shares beneficially owned. Applicable percentage ownership is based on 62,364,737 shares of Woodward common stock outstanding as of February 21, 2020.

Name of Beneficial Owner/Number of Persons in Group	Shares of Common Stock Beneficially Owned (1)		Shares of Common Stock Subject to a Right to Acquire (2)		Total (3)	Percentage of Common Stock
Directors and Named Executive Officers
John D. Cohn	20,000		48,545		68,545	*
Paul Donovan	41,373	(4)	48,545	(5)	89,918	*
Eileen P. Drake	0		6,925		6,925	*
Daniel G. Korte	0		6,925		6,925	*
Mary L. Petrovich	7,718		48,545		56,263	*
James R. Rulseh	3,000		37,320		40,320	*
Ronald M. Sega	16,075		35,645		51,720	*
Gregg Sengstack	24,000		42,345		66,345	*
Thomas A. Gendron	365,388	(6)	973,025		1,338,413	2.11
Robert F. Weber, Jr.	54,909		224,350		279,259	*
Jonathan W. Thayer	0		27,475		27,475	*
Thomas G. Cromwell	4,609		9,675		14,284	*
Sagar A. Patel	12,519		118,725		131,244	*
Directors and Executive Officers as a group (15 persons)	611,657		1,946,095		2,557,752	3.98
Beneficial Owners Holding More Than 5%
BlackRock, Inc. (5) 55 East 52nd Street New York, NY 10022	5,266,472		—			8.44%
The Vanguard Group, Inc. (6) 100 Vanguard Blvd. Malvern, PA 19355	5,270,563		—			8.45%
Woodward Retirement Savings Plan (7) 5001 North Second Street Rockford, IL 61111	3,727,733		—			5.98%

*	Less than 1%.
(1)

As reported to Woodward by the directors and executive officers, and includes shares held by spouses, minor children, Individual Retirement Accounts (IRAs), affiliated companies, partnerships and trusts as to which each such person has beneficial ownership. With respect to executive officers, also includes shares allocated to such persons’ individual accounts under the Woodward Retirement Savings Plan and the Woodward Executive Benefit Plan. The Retirement Savings Plan directs the Trustee to vote the Woodward shares allocated to participants’ accounts as directed by such participants. If voting instructions are not received, the Trustee is instructed to vote the shares held in the Plan in the same proportion as the shares for which the Trustee has received instructions.

(2)

Amount includes options to acquire shares of Woodward common stock that are or become exercisable within sixty (60) days of February 21, 2020 and RSUs that will vest within sixty (60) days of that date.

(3)	Amount includes common shares, options to acquire shares of Woodward common stock that are or become exercisable within sixty (60) days of February 21, 2020.
(4)	Amount includes 1,231 shares held by spouse with sole investment and voting powers.
(5)

All of Mr. Donovan’s options to acquire shares of Woodward common stock that are exercisable or become exercisable within sixty (60) days of February 21, 2020 are held in a limited liability company in which he and his wife each have a 50% ownership interest. Mr. Donovan transferred such options to the limited liability company in two separate transactions on December 29, 2019 and February 6, 2020. These transfers were not required to be reported on Form 5 filings with the SEC prior to or as of February 21, 2020.

(6)

Mr. Gendron holds 42,000 of these shares in a family charitable foundation, and he holds another 184,390 of these shares in a family-owned limited liability partnership. Mr. Gendron retains full dispositive control over all shares he beneficially owns.

(7)

Based upon information contained in the Schedule 13G/A dated February 5, 2020 filed by BlackRock, Inc. (“BlackRock”) with the SEC, BlackRock beneficially owned 5,266,472 shares of Woodward common stock as of such date, with sole voting power with respect to 5,021,558 shares of Woodward common stock and sole dispositive power with respect to 5,266,472 shares of Woodward common stock.

(8)

Based upon information contained in the Schedule 13G/A dated February 10, 2020 filed by The Vanguard Group, Inc. (“Vanguard”) with the SEC, Vanguard beneficially owned 5,270,563 shares of Woodward common stock as of such date, with sole voting power with respect to 31,764 shares of Woodward common stock, shared voting power with respect to 7,616 shares of Woodward common stock, sole dispositive power with respect to 5,238,622 shares of Woodward common stock, and shared dispositive power with respect to 31,941 shares of Woodward common stock. Of the 5,270,563 total shares of Woodward common stock held by Vanguard, Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 24,325 shares of Woodward common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 15,055 shares of Woodward common stock as a result of its serving as investment manager of Australian investment offerings.

(9)

Based solely on a Schedule 13G dated February 12, 2020 filed with the SEC by the Woodward Retirement Savings Plan (the “Retirement Savings Plan”). Shares in the Retirement Savings Plan are held in a trust for which Vanguard Fiduciary Trust serves as Trustee. JPMorgan Chase Bank, N.A. serves as custodian of the Retirement Savings Plan and holds the actual shares in a custodial account. All shares held in the Retirement Savings Plan are allocated to participant accounts. The Retirement Savings Plan has sole voting power and sole dispositive power with respect to 3,727,733 shares of Woodward common stock. However, the Retirement Savings Plan directs the Trustee to vote the shares allocated to participant accounts under the Woodward Stock Plan portion of the Retirement Savings Plan as directed by such participants and to vote all allocated shares for which no timely instructions are received in the same proportion as the allocated shares for which instructions are received.

SECURITY OWNERSHIP OF HEXCEL BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of Hexcel common stock by all directors, the NEOs in this joint proxy statement/prospectus, all directors and executive officers of Hexcel as a group and each person who is known to be the beneficial owner of more than five percent of Hexcel common stock as of February 21, 2020. Unless otherwise indicated, all persons listed below have sole voting and investment powers over all shares beneficially owned. Applicable percentage ownership is based on 83,451,085 shares of Hexcel common stock outstanding as of February 21, 2020.

Name of Beneficial Owner/Number of Persons in Group	Shares of Common Stock Beneficially Owned (1)		Shares of Common Stock Subject to a Right to Acquire (2)	Total (3)	Percentage of Common Stock
Directors and Executive Officers
Nick L. Stanage	243,285		360,639	603,924	*
Joel S. Beckman	29,271		40,181	38,148	*
Lynn Brubaker	10,803	(4)	1,427	12,230	*
Jeffrey C. Campbell	7,803		40,782	48,585	*
Cynthia M. Egnotovich	—		12,552	12,552	*
Thomas A. Gendron	22,000	(5)	26,194	46,767	*
Jeffrey A. Graves	3,000		38,620	41,620	*
Guy C. Hachey	—		12,762	12,762	*
Catherine A. Suever	1,611		1,487	3,098	*
Patrick J. Winterlich	11,835		23,121	34,956	*
Gail E. Lehman	7,388		9,368	16,756	*
Robert G. Hennemuth	54,898		59,367	114,265	*
Thierry Merlot	33,864		51,469	85,333	*
Directors and Executive Officers as a group (16 persons)	449,154		727,796	1,176,950	1.41
Beneficial Owners Holding More Than 5%
The Vanguard Group, Inc. (6) 100 Vanguard Blvd. Malvern, PA 19355	7,509,548		—	7,509,548	9.00%
BlackRock, Inc. (7) 55 East 52nd Street New York, NY 10022	6,025,732		—	6,025,732	7.22%

*	Less than 1%.
(1)

As reported to Hexcel by the directors and executive officers, and includes shares of Hexcel common stock held by spouses, minor children, Individual Retirement Accounts (IRAs), affiliated companies, partnerships and trusts as to which each such person has beneficial ownership.

(2)

Amount includes shares of Hexcel common stock underlying RSUs that were vested, but the delivery of such shares has been deferred at the election of the holder, shares underlying RSUs that will vest within 60 days following February 21, 2020, and NQOs exercisable on February 21, 2020 or within 60 days thereafter. Shares of Hexcel common stock underlying these RSUs and NQOs are considered outstanding and beneficially owned for the purpose of computing the holder’s percentage of beneficial ownership, but not considered outstanding for the purpose of computing the percentage of beneficial ownership of any other person.

(3)

Amount includes shares of Hexcel common stock, shares of Hexcel common stock underlying RSUs that were vested, but the delivery of such shares has been deferred at the election of the holder, shares underlying RSUs that will vest within 60 days following February 21, 2020, and NQOs exercisable on February 21, 2020 or within 60 days thereafter.

(4)	Amount includes 10,803 shares of Hexcel common stock held by The Brubaker Family Trust. Ms. Brubaker has investment and voting control over such shares.
(5)	Amount includes 22,000 shares transferred to TEAGII LLP. Mr. Gendron has investment and voting control over such shares.
(6)

Of the shares of Hexcel common stock listed, The Vanguard Group, Inc. has sole voting power with respect to 48,685 shares, shared voting power with respect to 12,331 shares, sole dispositive power with respect to 7,459,870 shares and shared dispositive power with respect to 49,678 shares. The Vanguard Group’s business address is 100 Vanguard Blvd., Malvern, PA 19355. The number of shares listed in the table and the information in this footnote are derived from an Amendment to Schedule 13G filed by The Vanguard Group with the SEC on February 12, 2020.

(7)

BlackRock, Inc. is the parent of several subsidiaries that hold the shares listed in the table. Of the shares of Hexcel common stock listed, BlackRock has sole voting power with respect to 5,642,497 shares and sole dispositive power with respect to 6,025,732 shares. BlackRock’s business address is 55 East 52nd St., New York, NY 10055. The number of shares listed in the table and the information in this footnote are derived from an Amendment to Schedule 13G filed by BlackRock with the SEC on February 5, 2020.

LEGAL MATTERS

The validity of the Woodward common stock to be issued in connection with the merger will be passed upon for Woodward by Wilson Sonsini Goodrich & Rosati, P.C.

Wilson Sonsini Goodrich & Rosati, P.C., counsel for Woodward, and Wachtell, Lipton, Rosen & Katz, counsel for Hexcel, will provide prior to the effective time opinions regarding certain federal income tax consequences of the merger for Woodward and Hexcel, respectively.

EXPERTS

Woodward. The financial statements as of September 30, 2019 and 2018, and for each of the three years in the period ended September 30, 2019 incorporated by reference in this Prospectus, and the effectiveness of Woodward, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of ASU 2014-09 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Hexcel. The consolidated financial statements of Hexcel Corporation and subsidiaries appearing in Hexcel Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2019 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Woodward

Woodward will hold its 2020 annual meeting of stockholders (the “Woodward 2020 annual meeting”), regardless of whether the merger has been completed.

Proxy Statement Proposals. Under SEC Rule 14a-8, stockholders who wish to present proposals for inclusion in the proxy statement and form of proxy to be distributed in connection with the Woodward 2020 annual meeting must submit their proposals so that they are received at Woodward’s principal executive offices no later than the close of business on August 22, 2020. Proposals should be sent to the attention of the Corporate Secretary at 1081 Woodward Way, Fort Collins, Colorado 80524.

Proposals and Nominations. Under the Woodward bylaws, certain procedures are provided that a stockholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders (other than a proposal brought pursuant to SEC Rule 14a-8). These procedures provide that nominations for director and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to the Corporate Secretary of the company at our principal executive offices by a stockholder of record on both the date of giving notice and the record date for the annual meeting. In general, our bylaws require that such a notice for nominating a director or introducing an item of business at the Woodward 2020 annual meeting must be received not earlier than October 1, 2020 and not later than October 31, 2020. However, if the Woodward 2020 annual meeting is called for a date that is not within thirty (30) days before or after the anniversary date of the 2019 annual meeting of stockholders, the notice must be received not later than the close of business on the tenth day following the date on which notice of the date of the Woodward

2020 annual meeting was mailed or public disclosure of the date of the Woodward 2020 annual meeting was made, whichever first occurs, or no less than ninety (90) days or more than one hundred and twenty (120) days prior to the Woodward 2020 annual meeting. To be in proper form, a stockholder’s notice must include the specified information concerning the proposal or nominee. Woodward reserves the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Hexcel

Proxy Statement Proposals. If the merger is completed on the expected timetable, Hexcel does not expect to hold a 2020 annual meeting of Hexcel stockholders (the “Hexcel 2020 annual meeting”). If, however, the merger is not completed and the Hexcel 2020 annual meeting is held, under SEC rules, stockholders wishing to submit proposals for inclusion in the proxy statement for the Hexcel 2020 annual meeting must submit such written proposals to the following address: Hexcel Corporation, 281 Tresser Boulevard, Two Stamford Plaza, Stamford, Connecticut 06901, Attention: Corporate Secretary. Proposals must have been received no later than November 23, 2019, unless the Hexcel 2020 annual meeting is called for a date that is not between April 9, 2020 and June 8, 2020, in which case proposals must be received a reasonable time before Hexcel begins to print and send its proxy materials. In addition, proposals must comply with SEC Rule 14a-8 in order for the proposal to be considered for inclusion in Hexcel’s proxy statement.

Other Proposals and Nominations. The Hexcel bylaws also govern the submission of nominations for director or other business proposals that a stockholder wishes to have considered at a meeting of stockholders where such nominees or proposals will not be included in the Hexcel proxy statement. These advance notice provisions are in addition to, and separate from, the requirements that a stockholder must meet in order to have a proposal included in the proxy statement under SEC rules.

Under the advance notice provisions of the Hexcel bylaws, nominations for director or other business proposals to be addressed at the Hexcel 2020 annual meeting must have been made by a stockholder entitled to vote who has delivered a notice to the Corporate Secretary (at the address above) no later than the close of business on January 10, 2020. However, if the Hexcel 2020 annual meeting is called for a date that is not between April 14, 2020 and June 3, 2020, the notice must be received not later than the close of business on the tenth day following the date on which notice of the date of the Hexcel 2020 annual meeting was mailed or public disclosure of the date of the Hexcel 2020 annual meeting was made, whichever first occurs. To be in proper form, a stockholder’s notice must include the specified information concerning the proposal or nominee. Hexcel reserves the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Woodward and Hexcel file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Woodward and Hexcel, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Woodward, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at 1081 Woodward Way, Fort Collins, Colorado 80524, (970) 498-3580, and documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone, mail or e-mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, or InvestorRelations@Hexcel.com. The web addresses of the SEC, Woodward and Hexcel are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

Woodward has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Woodward’s securities to be issued in the merger. This joint proxy statement/prospectus constitutes the prospectus of Woodward filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Woodward and Hexcel to incorporate by reference into this document documents filed with the SEC by Woodward and Hexcel. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, and later information that we file with the SEC will update and supersede that information. Woodward and Hexcel incorporate by reference the documents listed below and any documents filed by Woodward or Hexcel under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of our meetings:

Woodward filings (SEC File No. 000-08408)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended September 30, 2019, filed on November 25, 2019 Fiscal year ended September 30, 2018, filed on November 13, 2018 (solely with respect to Item 7 of Part II therein)

Quarterly Report on Form 10-Q	Quarter ended December 31, 2019, filed on February 10, 2020

Current Reports on Form 8-K	Filed February 4, 2020, February 3, 2020, January 29, 2020, January 13, 2020, and January 6, 2020 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed December 13, 2019, supplemented on December 19, 2019

The description of Woodward’s capital stock contained in Woodward’s registration statements filed under Section 12 of the Securities Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Hexcel filings (SEC File No. 001-08918)	Periods
Annual Report on Form 10-K	Fiscal year ended December 31, 2019, filed on February 18, 2020 Fiscal year ended December 31, 2018, filed on February 6, 2019 (solely with respect to Item 7 of Part II therein)

Current Reports on Form 8-K	Filed February 3, 2020 and January 13, 2020 (other than the portions of those documents not deemed to be filed)

The description of Hexcel’s capital stock contained in Hexcel’s registration statements filed under Section 12 of the Securities Exchange Act and any amendment or report filed for the purpose of updating those descriptions

You may request a copy of the documents incorporated by reference into this joint proxy statement/prospectus. Requests for documents should be directed to:

if you are a Woodward stockholder: Woodward, Inc. 1081 Woodward Way Fort Collins, Colorado 80524 (970) 498-3580 Attn: Investor Relations Email: Investor.Relations@woodward.com	if you are a Hexcel stockholder: Hexcel Corporation 281 Tresser Boulevard Two Stamford Plaza Stamford, Connecticut 06901 (203) 352-6826 Attn: Investor Relations Email: InvestorRelations@Hexcel.com

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to Woodward was provided by Woodward and the information contained in this joint proxy statement/prospectus with respect to Hexcel was provided by Hexcel.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

HEXCEL CORPORATION,

WOODWARD, INC.

and

GENESIS MERGER SUB, INC.

Dated as of January 12, 2020

ARTICLE I

THE MERGER

1.1	The Merger	A-2
1.2	Closing	A-2
1.3	Effective Time	A-2
1.4	Effects of the Merger	A-2
1.5	Conversion of Hexcel Common Stock and Merger Sub Common Stock	A-2
1.6	Treatment of Hexcel Equity Awards	A-3
1.7	Treatment of Certain Woodward Awards	A-5
1.8	Employee Stock Purchase Plan	A-6
1.9	Certificate of Incorporation of the Combined Company	A-6
1.10	Bylaws of the Combined Company	A-6
1.11	Certificate of Incorporation and Bylaws of Surviving Entity	A-6
1.12	Directors and Officers of Surviving Entity	A-6
1.13	Plan of Reorganization	A-7

ARTICLE II

EXCHANGE OF SHARES

2.1	Woodward to Make Consideration Available	A-7
2.2	Exchange of Shares	A-7

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WOODWARD AND MERGER SUB

3.1	Corporate Organization	A-9
3.2	Capitalization	A-11
3.3	Authority; No Violation	A-12
3.4	Consents and Approvals	A-12
3.5	Financial Statements	A-13
3.6	Broker’s Fees	A-14
3.7	Absence of Certain Changes or Events	A-14
3.8	Legal and Regulatory Proceedings	A-14
3.9	Taxes and Tax Returns	A-15
3.10	Employees	A-16
3.11	SEC Reports	A-18
3.12	Compliance with Applicable Law	A-19
3.13	Certain Contracts	A-21
3.14	Government Contracts	A-22
3.15	Environmental Matters	A-23
3.16	Real Property	A-24
3.17	Intellectual Property	A-24
3.18	Related Party Transactions	A-26
3.19	State Takeover Laws	A-26
3.20	Reorganization	A-26
3.21	Woodward and Merger Sub Board Recommendations	A-26
3.22	Opinion	A-26
3.23	Woodward Information	A-27
3.24	Customers and Suppliers	A-27
3.25	Insurance	A-27
3.26	No Other Representations or Warranties	A-27

A-i

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HEXCEL

4.1	Corporate Organization	A-28
4.2	Capitalization	A-29
4.3	Authority; No Violation	A-30
4.4	Consents and Approvals	A-30
4.5	Financial Statements	A-31
4.6	Broker’s Fees	A-32
4.7	Absence of Certain Changes or Events	A-32
4.8	Legal and Regulatory Proceedings	A-32
4.9	Taxes and Tax Returns	A-32
4.10	Employees	A-34
4.11	SEC Reports	A-36
4.12	Compliance with Applicable Law	A-36
4.13	Certain Contracts	A-37
4.14	Government Contracts	A-39
4.15	Environmental Matters	A-39
4.16	Real Property	A-40
4.17	Intellectual Property	A-40
4.18	Related Party Transactions	A-41
4.19	State Takeover Laws	A-42
4.20	Reorganization	A-42
4.21	Hexcel Board Recommendation	A-42
4.22	Opinion	A-42
4.23	Hexcel Information	A-42
4.24	Customers and Suppliers	A-42
4.25	Insurance	A-42
4.26	No Other Representations or Warranties	A-43

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	A-43
5.2	Forbearances	A-43

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-47
6.2	Access to Information; Confidentiality	A-49
6.3	Stockholders Meetings	A-50
6.4	Legal Conditions to Merger	A-51
6.5	Stock Exchange Listing and Delisting	A-52
6.6	Employee Benefit Plans	A-52
6.7	Certain Tax Matters	A-53
6.8	Indemnification; Directors’ and Officers’ Insurance	A-53
6.9	Advice of Changes	A-54
6.10	Dividends	A-54
6.11	Stockholder Litigation	A-55
6.12	Corporate Governance; Headquarters; Other Matters	A-55

A-ii

6.13	Acquisition Proposals	A-55
6.14	Public Announcements	A-57
6.15	Change of Method	A-57
6.16	Takeover Statutes	A-57
6.17	Financing and Indebtedness	A-57
6.18	Exemption from Liability Under Section 16(b)	A-58
6.19	Transition	A-58
6.20	Merger Sub Approval	A-58
6.21	Charter Amendment Vote	A-58

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-59
7.2	Conditions to Obligations of Hexcel	A-59
7.3	Conditions to Obligations of Woodward and Merger Sub	A-60

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-61
8.2	Effect of Termination	A-62

ARTICLE IX

GENERAL PROVISIONS

9.1	Amendment	A-63
9.2	Extension; Waiver	A-63
9.3	Nonsurvival of Representations, Warranties and Agreements	A-64
9.4	Expenses	A-64
9.5	Notices	A-64
9.6	Interpretation	A-65
9.7	Counterparts	A-66
9.8	Entire Agreement	A-66
9.9	Governing Law; Jurisdiction	A-66
9.10	Waiver of Jury Trial	A-66
9.11	Assignment; Third-Party Beneficiaries	A-66
9.12	Specific Performance	A-67
9.13	Severability	A-67
9.14	Delivery by Facsimile or Electronic Transmission	A-67

Exhibit A – Amended and Restated Combined Company Charter

Exhibit B – Bylaw Amendment

Exhibit C – Woodward Bylaws

A-iii

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-71
affiliate	A-82
Agreement	A-1
Amended and Restated Combined Company Charter	A-7
Antitrust Division	A-60
Assumed Option	A-4
Assumed RSU Award	A-4
Bylaw Amendment	A-8
Cancelled Shares	A-3
Certificate of Merger	A-2
Charter Amendment	A-7
Charter Amendment Vote	A-7
Chosen Courts	A-83
Closing	A-2
Closing Date	A-2
Code	A-2
Combined Company	A-2
Competition Laws	A-15
Confidentiality Agreement	A-62
Contract	A-25
Delaware Secretary	A-2
DGCL	A-1
Direct Merger	A-16
Director Designees	A-69
Divestiture	A-60
Effective Time	A-2
Enforceability Exceptions	A-15
Environmental Laws	A-28
ERISA	A-20
Exchange Act	A-17
Exchange Agent	A-8
Exchange Fund	A-8
Exchange Ratio	A-3
FCPA	A-24
Final Offering Period	A-7
FTC	A-60
GAAP	A-12
Government Contract	A-28
Governmental Entity	A-16
Hexcel	A-1
Hexcel Benefit Plans	A-41
Hexcel Board Recommendation	A-52
Hexcel Bylaws	A-35
Hexcel Certificate of Incorporation	A-35
Hexcel Common Stock	A-1
Hexcel Contract	A-48
Hexcel Covered Customer	A-53
Hexcel Covered Supplier	A-53
Hexcel Director Designee	A-69

A-iv

Page
Hexcel Disclosure Schedule	A-34
Hexcel Equity Awards	A-36
Hexcel ERISA Affiliate	A-42
Hexcel Indemnified Parties	A-67
Hexcel Insiders	A-72
Hexcel Leases	A-50
Hexcel Meeting	A-62
Hexcel Multiemployer Plan	A-42
Hexcel Owned Properties	A-50
Hexcel PSU Award	A-5
Hexcel Qualified Plans	A-42
Hexcel Real Property	A-50
Hexcel Registered Intellectual Property	A-50
Hexcel Rollover PSU Award	A-5
Hexcel Rollover RSU Award	A-4
Hexcel RSU Award	A-4
Hexcel SEC Reports	A-44
Hexcel Securities	A-36
Hexcel Single Trigger PSU Award	A-5
Hexcel Stock Option	A-4
Hexcel Stock Plan	A-4
Hexcel Subsidiary	A-35
Hexcel Subsidiary Securities	A-36
Hexcel Unvested RSU Award	A-4
Hexcel Vested RSU Award	A-4
Hexcel Vested/Deferred RSU Award	A-4
Hazardous Substances	A-29
HSR Act	A-15
Intellectual Property	A-30
IT Assets	A-31
Joint Proxy Statement	A-15
knowledge	A-82
Laws	A-23
Liens	A-14
made available	A-82
Material Adverse Effect	A-11
Merger	A-1
Merger Consideration	A-3
Merger Sub	A-1
Merger Sub Common Stock	A-3
Multiemployer Plan	A-20
Multiple Employer Plan	A-21
Nasdaq	A-10
New Benefit Plans	A-65
New Certificates	A-8
Non-Scheduled Contracts	A-27
NYSE	A-15
OFAC	A-24
Old Certificate	A-3
PBGC	A-21
Permitted Encumbrances	A-29

A-v

Page
Permitted Grants	A-57
person	A-82
Personal Data	A-25
Premium Cap	A-68
Recommendation Change	A-63
Registered Intellectual Property	A-30
Remedy	A-60
Representatives	A-24
Requisite Hexcel Vote	A-37
Requisite Regulatory Approvals	A-60
Requisite Woodward Vote	A-14
S-4	A-15
Sarbanes-Oxley Act	A-17
SEC	A-6
Security Breach	A-25
Share Issuance	A-14
Subsidiary	A-12
Surviving Entity	A-2
Takeover Statutes	A-32
Tax	A-20
Tax Return	A-20
Taxes	A-20
Termination Date	A-77
Termination Fee	A-78
Treasury Regulations	A-2
Woodward	A-1
Woodward Benefit Plans	A-20
Woodward Board Recommendation	A-32
Woodward Bylaws	A-7
Woodward Cash LTI Award	A-6
Woodward Cash LTI Plan	A-6
Woodward Certificate of Incorporation	A-7
Woodward Common Stock	A-1
Woodward Constitution	A-12
Woodward Contract	A-27
Woodward Covered Customer	A-33
Woodward Covered Supplier	A-33
Woodward Director Designee	A-69
Woodward Disclosure Schedule	A-11
Woodward Double Trigger Vesting	A-6
Woodward Equity Award	A-6
Woodward Equity Awards	A-13
Woodward ERISA Affiliate	A-20
Woodward Indemnified Parties	A-67
Woodward Leases	A-29
Woodward Meeting	A-62
Woodward Multiemployer Plan	A-21
Woodward Owned Properties	A-29
Woodward Qualified Plans	A-20
Woodward Real Property	A-29
Woodward Registered Intellectual Property	A-30

A-vi

Page
Woodward RSU	A-6
Woodward RSU Awards	A-13
Woodward SEC Reports	A-23
Woodward Securities	A-13
Woodward Severance Agreement	A-6
Woodward Stock Option	A-6
Woodward Subsidiary	A-12
Woodward Subsidiary Securities	A-14

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 12, 2020 (this “Agreement”), by and among Hexcel Corporation, a Delaware corporation (“Hexcel”), Woodward, Inc., a Delaware corporation (“Woodward”), and Genesis Merger Sub, Inc., a Delaware corporation (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into Hexcel (the “Merger”), with Hexcel surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, in furtherance thereof, the respective Boards of Directors of Hexcel, Woodward and Merger Sub have approved the Merger and this Agreement;

WHEREAS, the Board of Directors of Woodward has (a) determined that this Agreement and the transactions contemplated hereby, including the Charter Amendment (as defined below), the Share Issuance (as defined below) and the Merger, are fair to, and in the best interests of, Woodward and the holders of shares of common stock, par value $0.001455 per share, of Woodward (the “Woodward Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Charter Amendment, the Share Issuance and the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance and the Charter Amendment be submitted to the holders of shares of Woodward Common Stock for their approval, and (d) resolved to recommend that the holders of shares of Woodward Common Stock vote in favor of the approval of the Share Issuance and the Charter Amendment on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Hexcel has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Hexcel and the holders of shares of common stock, par value $0.01 per share, of Hexcel (the “Hexcel Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Hexcel Common Stock for their adoption and (d) resolved to recommend that the holders of shares of Hexcel Common Stock vote in favor of the adoption this Agreement;

WHEREAS, the Board of Directors of Merger Sub has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and Woodward, as the sole stockholder of Merger Sub, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to Woodward, as the sole stockholder of Merger Sub, for its adoption and (d) resolved to recommend that Woodward as the sole stockholder of Merger Sub, vote in favor of the adoption this Agreement;

WHEREAS, for U.S. federal income tax purposes, Woodward, Merger Sub and Hexcel intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time (as defined below), Merger Sub shall be merged with and into Hexcel in accordance with the DGCL and the separate corporate existence of Merger Sub shall thereupon cease, and (b) Hexcel shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and from and after the Effective Time (as defined below), shall be a wholly owned Subsidiary of Woodward (sometimes hereinafter referred to as the “Combined Company,” including in its capacity as the sole stockholder of the Surviving Entity following the Effective Time), and the separate corporate existence of Hexcel with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, on a date which shall be no later than three (3) business days after the satisfaction or waiver (to the extent permitted under applicable Law) of all of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or permitted waiver thereof), unless another date, time or place is agreed to in writing by Hexcel and Woodward. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware (the “Delaware Secretary”) a certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Delaware Secretary in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Delaware Secretary, or at such later time as Hexcel and Woodward shall agree and specify in the Certificate of Merger (such time hereinafter referred to as the “Effective Time”).

1.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

1.5    Conversion of Hexcel Common Stock and Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Hexcel, Woodward, Merger Sub or the holders of any securities of Hexcel, Woodward or Merger Sub:

(a)    Each share of the common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Entity, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Entity. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Entity into which such shares of Merger Sub Common Stock were converted in accordance with the immediately preceding sentence.

(b)    Subject to Section 2.2(e), each share of Hexcel Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Hexcel Common Stock that are owned by

Woodward, Hexcel or Merger Sub (in each case other than shares of Hexcel Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties) (the “Cancelled Shares”), shall be converted into the right to receive 0.6250 shares (the “Exchange Ratio”, and such shares, the “Merger Consideration”) of Woodward Common Stock.

(c)    All of the shares of Hexcel Common Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Hexcel Common Stock) previously representing any such shares of Hexcel Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Woodward Common Stock which such shares of Hexcel Common Stock have been converted into the right to receive pursuant to this Section 1.5, (ii) cash in lieu of fractional shares which the shares of Hexcel Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Hexcel Common Stock or Woodward Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Woodward and the holders of shares of Hexcel Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Hexcel or Woodward to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(d)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Cancelled Shares shall be cancelled and shall cease to exist and no Woodward Common Stock or other consideration shall be delivered in exchange therefor.

1.6    Treatment of Hexcel Equity Awards

(a)    At the Effective Time, each option to purchase shares of Hexcel Common Stock (a “Hexcel Stock Option”) that, as of immediately prior to the Effective Time, is outstanding and unexercised shall be converted into an option to purchase shares of Woodward Common Stock (an “Assumed Option”) having the same terms and conditions as applied to the corresponding Hexcel Stock Option as of immediately prior to the Effective Time (including, for the avoidance of doubt, any extended post-termination exercise period that applies following consummation of the Merger), except that (i) all Assumed Options corresponding to Hexcel Stock Options that are outstanding on the date of this Agreement shall be fully vested, (ii) the number of shares of Woodward Common Stock (rounded down to the nearest whole share) subject to the Assumed Option will be equal to the product of (A) the number of shares of Hexcel Common Stock subject to the corresponding Hexcel Stock Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (iii) the exercise price per share of Woodward Common Stock (rounded up to the nearest whole cent) subject to the Assumed Option will be equal to the quotient of (A) the exercise price per share of Hexcel Common Stock of such corresponding Hexcel Stock Option as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio, and (iv) all references to the “Company” in Hexcel’s 2013 Incentive Stock Plan or 2003 Incentive Stock Plan, as applicable (the “Hexcel Stock Plan”), and the Hexcel Stock Option agreements will be references to Woodward.

(b)    At the Effective Time, each restricted stock unit award (or portion thereof) covering shares of Hexcel Common Stock that does not provide for performance-based vesting (a “Hexcel RSU Award”) and that, as of immediately prior to the Effective Time, is outstanding and vested (or otherwise will vest in accordance with its terms as a result of the occurrence of the Merger) (a “Hexcel Vested RSU Award”), but excluding any

Hexcel Vested RSU Award the settlement of which is deferred beyond the vesting date pursuant to the applicable award agreement or any deferral election (a “Hexcel Vested/Deferred RSU Award”), shall be cancelled and converted into the right to receive, as promptly as practicable following the Effective Time, a number of shares of Woodward Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of shares of Hexcel Common Stock covered by such Hexcel Vested RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, subject to any applicable withholding Taxes. For the avoidance of doubt, for purposes of this Section 1.6, vesting based on continued employment or other service shall not be considered a performance-based vesting provision.

(c)    At the Effective Time, each Hexcel RSU Award (or portion thereof) that, as of immediately prior to the Effective Time, is outstanding and is not a Hexcel Vested RSU Award (a “Hexcel Unvested RSU Award”) and each Hexcel Vested/Deferred RSU Award (any such Hexcel Unvested RSU Award or Hexcel Vested/Deferred RSU Award, a “Hexcel Rollover RSU Award”), by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Woodward and converted automatically at the Effective Time into a restricted stock unit award covering Woodward Common Stock (an “Assumed RSU Award”) having the same terms and conditions as applied to the corresponding Hexcel Rollover RSU Award as of immediately prior to the Effective Time, except that (i) each Assumed RSU Award will cover that number of shares of Woodward Common Stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Hexcel Common Stock that were subject to the Hexcel Rollover RSU Award as of immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, and (ii) all references to the “Company” in the applicable Hexcel Stock Plan and Hexcel Rollover RSU Award agreements will be references to Woodward .

(d)    At the Effective Time, each restricted stock unit award (or portion thereof) covering shares of Hexcel Common Stock that provides for performance-based vesting (“Hexcel PSU Award”) and that is outstanding both on the date of this Agreement and immediately prior to the Effective Time (a “Hexcel Single Trigger PSU Award”) shall be cancelled and converted into the right to receive, as promptly as practicable following the Effective Time, a number of shares of Woodward Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of shares of Hexcel Common Stock covered by such Hexcel Single Trigger PSU Award as of immediately prior to the Effective Time based on the greater of (A) actual performance and (B) performance at target, multiplied by (ii) the Exchange Ratio, subject to any applicable withholding Taxes; provided, however, that for any Hexcel Single Trigger PSU Award that constitutes deferred compensation within the meaning of Section 409A of the Code, such award shall be settled on the first date that will not result in the imposition of any tax under Section 409A of the Code in accordance with the terms of the applicable award agreement. For purposes of clause (i)(A) of the immediately preceding sentence, actual performance shall mean actual performance as determined in the good faith discretion of the Compensation Committee of the Hexcel Board of Directors on a date no earlier than ten days, and no later than one day, prior to the Effective Time, taking into account any necessary or appropriate adjustments to the applicable performance goals to reflect the shortened performance periods.

(e)    At the Effective Time, each Hexcel PSU Award (or portion thereof) that, as of immediately prior to the Effective Time, is outstanding and that is not a Hexcel Single Trigger PSU Award (a “Hexcel Rollover PSU Award”), by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Woodward and converted automatically at the Effective Time into an Assumed RSU Award having the same terms and conditions as applied to the corresponding Hexcel Rollover PSU Award as of immediately prior to the Effective Time, except that (i) each Assumed RSU Award will cover that number of shares of Woodward Common Stock (rounded to the nearest whole share) equal to the product of (A) the number of unvested shares of Hexcel Common Stock that were subject to the Hexcel Rollover PSU Award as of immediately prior to the Effective Time assuming performance at target, multiplied by (B) the Exchange Ratio, (ii) all references to the “Company” in the applicable Hexcel Stock Plan and Hexcel Rollover PSU Award agreements will be references to Woodward, and (iii) the Assumed RSU Award will no longer be subject to performance-based vesting and will only be subject to service-based vesting.

(f)    Prior to the Effective Time, Hexcel, the Board of Directors of Hexcel and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.6.

(g)    Notwithstanding anything to the contrary herein, if the application of Sections 1.6(a) through 1.6(e) is subject to the Laws of a non-U.S. jurisdiction, then, to the extent that the manner in which such equity award would otherwise be treated pursuant to this Agreement would result in materially adverse Tax consequence to the individual holding such equity award, Hexcel and Woodward shall work in good faith to adjust the treatment of such equity award as commercially reasonable to avoid such adverse Tax consequence in such a manner as to yield to the holder of such equity award the economic benefit intended by Sections 1.6(a) through 1.6(e).

(h)    Woodward shall take all corporate actions that are necessary for the assumption of the Hexcel Equity Awards pursuant to this Section 1.6, including the reservation, issuance and listing of Woodward Common Stock as necessary to effect the transactions contemplated by this Section 1.6. In addition, Woodward shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 (or such other applicable form) with respect to the Assumed Options, Assumed RSU Awards and Assumed PSU Awards and the shares of Woodward Common Stock underlying such awards, and shall maintain the effectiveness of such registration statement for so long as such awards remain outstanding and such registration of the shares of Woodward Common Stock issuable thereunder continues to be required.

1.7    Treatment of Certain Woodward Awards.

(a)    At the Effective Time, each option to purchase shares of Woodward Common Stock (a “Woodward Stock Option”) and each restricted stock unit covering shares of Woodward Common Stock (a “Woodward RSU,” and any such Woodward RSU or Woodward Stock Option, a “Woodward Equity Award”), in each case that is (i) outstanding (and, in the case of Woodward Stock Options, unexercised) both (A) as of the date of this Agreement and (B) as of immediately prior to the Effective Time, and (ii) held by an employee of Woodward or any of its Subsidiaries, but excluding (x) any Woodward Equity Award that, as of immediately prior to the Effective Time, is held by the individual who as of immediately prior to the Effective Time is the Chief Executive Officer of Woodward, and (y) any Woodward Equity Award that, as of immediately prior to the Effective Time, (I) is held by an employee of Woodward or any of its Subsidiaries and (II) qualifies for post-termination continued vesting pursuant to the terms of the applicable Woodward Equity Award agreement, shall be deemed amended to provide that upon a termination of such employee’s employment without “Cause” (as such term is defined in Woodward’s Amended and Restated Executive Change-in-Control Severance Agreement filed as Exhibit 10.25 to the Annual Report on Form 10-K filed November 12, 2014 (a “Woodward Severance Agreement”)) or a termination of employment by such employee for “Good Reason” (as such term is defined in the Woodward Severance Agreement), in either event, that occurs upon or within twenty-four (24) months following the Effective Time, such Woodward Equity Award will become fully vested, and in the case of Woodward Stock Options, fully exercisable (a “Woodward Double Trigger Vesting”).

(b)    At the Effective Time, each award granted under the Woodward Cash Long-Term Incentive Plan (the “Woodward Cash LTI Plan””) that is outstanding as of immediately prior to the Effective Time (a “Woodward Cash LTI Award”), by virtue of the Merger and without any action on the part of the holders thereof, shall be terminated and converted into the right to receive, as promptly as practicable following the Effective Time (or such later date as may be required by the Woodward Cash LTI Plan), without interest, and subject to any applicable withholding Taxes, a cash amount determined as the greater of (i) the target award payable in respect of such Woodward Cash LTI Award, and (ii) the portion of the award payable based on the actual, then current interim performance payout levels as determined in the good faith discretion of the Compensation Committee of the Woodward Board (or the Woodward Board or another authorized committee of the Board) based on calculations by the applicable Woodward compensation consultant, in accordance with the methodologies historically applied thereto in calculating interim performance payout levels for Woodward Cash LTI Awards, with such determination to be made on a date no earlier than ten days, and no later than one day, prior to the Effective Time, provided that such amount shall be prorated based on the portion of the 3-year performance cycle that is completed using the quotient of (A) the number of completed months (including for any completed partial months, rounded down to the nearest tenth of a month) in such cycle, divided by (B) 36.

1.8    Employee Stock Purchase Plan. Hexcel shall take all necessary action to terminate the Hexcel ESPP and all outstanding rights thereunder (including providing any requisite notice to participants in the Hexcel ESPP pursuant to the terms of the Hexcel ESPP) no later than as of immediately prior to the Effective Time, contingent upon the consummation of the transactions contemplated by this Agreement; provided that, from and after the date of this Agreement, Hexcel shall take all necessary action to ensure that (a) no new participants are permitted to participate in the Hexcel ESPP and that existing participants in the Hexcel ESPP will not be permitted to increase their payroll deduction or contribution rates from those in effect on the date of this Agreement, (b) except for any offering period or other similar period during which shares may be purchased in effect on the date of this Agreement (the “Final Offering Period”), no new offering period or such other similar period shall be authorized or commenced after the date of this Agreement, and (c) the maximum number of shares that a participant in the Hexcel ESPP is permitted to purchase shall not be increased. Unless otherwise agreed to by Hexcel and Woodward, the Final Offering Period shall terminate no later than as of the exercise date immediately following the date of this Agreement, and in all cases no later than the day immediately prior to the Effective Time.

1.9    Certificate of Incorporation of the Combined Company. Subject to the approval of the Charter Amendment by the holders of two-thirds of the outstanding shares of Woodward Common Stock (the “Charter Amendment Vote”) and the occurrence of the Closing, Woodward shall cause the Certificate of Incorporation of Woodward (the “Woodward Certificate of Incorporation”), as in effect immediately prior to the Effective Time, to be amended and restated in their entirety to be in the form set forth in Exhibit A (the “Amended and Restated Combined Company Charter”, and such amendment and restatement, the “Charter Amendment”) effective concurrently with the Effective Time, until thereafter amended in accordance with its terms and applicable Law. In the event that the Charter Amendment is not approved, the Woodward Certificate of Incorporation as in effect immediately prior to the Effective Time shall continue as the Certificate of Incorporation of the Combined Company from and after the Effective Time, until thereafter amended in accordance with its terms and applicable Law.

1.10    Bylaws of the Combined Company. Subject to the occurrence of the Closing, Woodward shall cause the Bylaws of Woodward (the “Woodward Bylaws”), as in effect immediately prior to the Effective Time, to be amended as set forth in Exhibit B attached hereto (the “Bylaw Amendment”) effective concurrently with the Effective Time, until thereafter amended in accordance with its terms and applicable Law.

1.11    Certificate of Incorporation and Bylaws of Surviving Entity. At the Effective Time, the Certificate of Incorporation of the Surviving Entity and the Bylaws of the Surviving Entity shall be amended and restated in their entirety to be in the form of the Certificate of Incorporation of Merger Sub and the Bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time (except that (i) the name of the Surviving Entity shall be “Hexcel Corporation” and (ii) the reference to the incorporator will be removed), in each case until thereafter amended in accordance with their respective terms and with applicable Law.

1.12    Directors and Officers of Surviving Entity. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the Bylaws of the Surviving Entity. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the Bylaws of the Surviving Entity.

1.13    Plan of Reorganization. This Agreement is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and the Treasury Regulations promulgated thereunder, pursuant to which, for such purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1    Woodward to Make Consideration Available. At or prior to the Effective Time, Woodward shall deposit, or shall cause to be deposited, with a bank or trust company designated by Woodward and reasonably acceptable to Hexcel (the “Exchange Agent”), for exchange in accordance with this ARTICLE II for the benefit of the holders of Old Certificates, certificates or, at Woodward’s option, evidence in book-entry form, representing shares of Woodward Common Stock to be issued pursuant to Section 1.5 (referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of Woodward Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2    Exchange of Shares.

(a)    As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Woodward shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Hexcel Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Woodward Common Stock pursuant to ARTICLE I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Woodward Common Stock and any cash in lieu of fractional shares which the shares of Hexcel Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Woodward Common Stock to which such holder of shares of Hexcel Common Stock shall have become entitled pursuant to the provisions of ARTICLE I and (ii) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this ARTICLE II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Woodward Common Stock which the shares of Hexcel Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)    No dividends or other distributions declared with respect to Woodward Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this ARTICLE II. After the surrender of an Old Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of

Woodward Common Stock that the shares of Hexcel Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)    If any New Certificate representing shares of Woodward Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Woodward Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of Hexcel of the shares of Hexcel Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Woodward Common Stock as provided in this ARTICLE II.

(e)    Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Woodward Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Woodward Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Combined Company. In lieu of the issuance of any such fractional share, the Combined Company shall pay to each former holder of shares of Hexcel Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Woodward Common Stock on the Nasdaq Stock Market (the “Nasdaq”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Hexcel Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Woodward Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)    Any portion of the Exchange Fund that remains unclaimed by the stockholders of Hexcel for twelve (12) months after the Effective Time shall be paid to the Combined Company. Any former holders of shares of Hexcel Common Stock who have not theretofore complied with this ARTICLE II shall thereafter look only to the Combined Company for payment of the shares of Woodward Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Woodward Common Stock deliverable in respect of each former share of Hexcel Common Stock such holder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of Hexcel, Woodward, Merger Sub, the Surviving Entity, the Combined Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Hexcel Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g)    Each of Hexcel, Woodward, Merger Sub, the Surviving Entity and the Combined Company, and any other person that has any withholding obligation with respect to any payment made pursuant to this Agreement shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any payment made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate governmental authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Woodward, the Combined Company or the Exchange Agent, the posting by such person of a bond in such amount as Woodward, the Combined Company or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Woodward Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(i)    In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Hexcel Common Stock or Woodward Common Stock in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WOODWARD AND MERGER SUB

Except (a) as disclosed in the disclosure schedule delivered by Woodward and Merger Sub to Hexcel concurrently herewith (the “Woodward Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Woodward Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Woodward or Merger Sub that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of ARTICLE III shall be deemed to qualify (1) any other section of ARTICLE III specifically referenced or cross-referenced and (2) other sections of ARTICLE III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Woodward SEC Reports filed by Woodward prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Woodward and Merger Sub hereby represent and warrant to Hexcel as follows:

3.1    Corporate Organization.

(a)    Woodward is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Woodward has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Woodward is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Hexcel, Woodward, Merger Sub, the Surviving Entity or the Combined Company, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such Person and its Subsidiaries taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or official interpretations thereof, (B) changes, after the date hereof, in Laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which such party and its Subsidiaries operates, (D) the announcement or the existence of, compliance with, pendency of or performance under, this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement or any of their affiliates (including the impact thereof on the relationships, contractual or otherwise, of a party or any of its Subsidiaries with officers and employees, financing sources, customers, suppliers, vendors, service providers or other partners) (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under this Agreement or the consummation of the transactions contemplated hereby), (E) a decline in the trading price of a party’s common stock or any change in the credit ratings or ratings outlook for, or the availability or cost of equity, debt or other financing to, such party or any of its Subsidiaries, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts, but not, in either case, including any underlying causes thereof to the extent not otherwise excluded pursuant to subclauses (A) through (H), (F) weather conditions or other acts of God, (G) any action required to be taken by a party or any of its Subsidiaries at the written request of the other party and (H) any actions or claims made or brought by any of the current or former stockholders of a party (or on their behalf or on behalf of such party) against another party or any of its directors, officers or employees arising out of this Agreement or the transactions contemplated hereby; except, with respect to subclause (A), (B), (C) or (F) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate). As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the Woodward Certificate of Incorporation, the Constitution of Woodward (the “Woodward Constitution”) and the constituent documents of Merger Sub, in each case as in effect as of the date of this Agreement, have previously been made available by Woodward to Hexcel. Woodward has taken all necessary corporate action to amend the Woodward Bylaws to be in the form set forth on Exhibit C as of the date of this Agreement.

(b)    Each Subsidiary of Woodward (a “Woodward Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Woodward and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Woodward Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law or, in the case of non-wholly owned Subsidiary joint ventures, joint venture agreements in effect as of the date of this Agreement made available by Woodward to Hexcel. Section 3.1(b) of the Woodward Disclosure Schedule sets forth a true and complete list of all Woodward Subsidiaries as of the date hereof. No Woodward Subsidiary is in violation of any of the provisions of the certificate of incorporation or bylaws (or comparable organizational documents) of such Woodward Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Woodward other than the Woodward Subsidiaries. No Woodward Subsidiary owns any capital stock of Woodward.

3.2    Capitalization.

(a)    As of January 10, 2020, the authorized capital stock of Woodward consists of 150,000,000 shares of Woodward Common Stock and 10,000,000 shares of preferred stock, par value $0.003 per share. As of January 10, 2020, there are (i) 62,196,367 shares of Woodward Common Stock issued and outstanding; (ii) 10,763,633 shares of Woodward Common Stock held in treasury; (iii) 5,717,012 shares of Woodward Common Stock reserved for issuance upon the exercise of outstanding Woodward Stock Options; (iv) 9,150 shares of Woodward Common Stock subject to outstanding awards of restricted stock units corresponding to Woodward Common Stock (“Woodward RSU Awards”); and (v) no other shares of capital stock or other voting securities or equity interests of Woodward issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Woodward Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Woodward may vote. Other than Woodward Stock Options, and Woodward RSU Awards (collectively, “Woodward Equity Awards”) issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Woodward, or contracts, commitments, understandings or arrangements by which Woodward may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Woodward, or that otherwise obligate Woodward to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Woodward Securities”). Other than Woodward Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Woodward or any Woodward Subsidiary) are outstanding as of the date of this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Woodward or any of Woodward Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Woodward Common Stock, capital stock or other voting or equity securities or ownership interests of Woodward or granting any stockholder or other person any registration rights.

(b)    All of the issued and outstanding capital stock of Merger Sub have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and is, and at the Effective Time will be, owned by Woodward or a Woodward Subsidiary. Merger Sub was incorporated solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its incorporation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c)    Woodward owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Woodward Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Woodward Subsidiary, or contracts, commitments, understandings or arrangements by which any Woodward Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Woodward Subsidiary, or otherwise obligating any Woodward Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Woodward Subsidiary Securities”).

3.3    Authority; No Violation.

(a)    Woodward has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Woodward and the Board of Directors of Merger Sub, as applicable. The Board of Directors of Woodward has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Woodward and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that the Share Issuance (as defined below) and the Charter Amendment be submitted to Woodward’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of the issuance of shares of Woodward Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of a majority of the outstanding shares of stock entitled to vote on the Share Issuance present in person or by proxy at a meeting of Woodward stockholders duly called and held for such purpose (the “Requisite Woodward Vote”), (ii) the receipt of the Charter Amendment Vote, (iii) corporate proceedings required to give effect to the matters and agreements contemplated by Section 6.12 and (iv) the approval of this Agreement by the sole stockholder of Merger Sub contemplated by Section 6.20, no other corporate proceedings on the part of Woodward or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Woodward and Merger Sub (assuming due authorization, execution and delivery by Hexcel) constitutes a valid and binding obligation of each of Woodward and Merger Sub, enforceable against each of Woodward and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)). The shares of Woodward Common Stock to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite Woodward Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Woodward will have any preemptive right or similar rights in respect thereof.

(b)    Neither the execution and delivery of this Agreement by Woodward or Merger Sub nor the consummation by Woodward or Merger Sub of the transactions contemplated hereby (including the Merger), nor compliance by Woodward or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Woodward Certificate of Incorporation, the Woodward Bylaws, the Woodward Constitution or the certificate of incorporation or bylaws (or similar organizational documents) of Merger Sub or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Woodward, Merger Sub or any Woodward Subsidiary or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Woodward, Merger Sub or any Woodward Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Woodward, Merger Sub or any Woodward Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward.

3.4    Consents and Approvals.

(a)    Except for (i) the filing of any required applications, filings and notices, as applicable, with the Nasdaq and the New York Stock Exchange (the “NYSE”), (ii) the filing of any required applications, filings and notices, as applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other consents, approvals, filings or registrations as may be required under any antitrust or competition Laws of non-U.S. jurisdictions (together with the HSR Act, collectively, “Competition Laws”), (iii) the filing of any required applications, filings and notices, as applicable, for foreign investment clearance of any jurisdiction, (iv) the filing by Woodward with the SEC of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and a registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus (the “S-4”), and the declaration of effectiveness of the S-4, (v) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Woodward Common Stock pursuant to this Agreement and the approval of the listing of such Woodward Common Stock on the Nasdaq or the NYSE, as applicable, no material consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Woodward or Merger Sub of this Agreement or (B) the consummation by Merger Sub of the Merger and by Woodward and Merger Sub of the other transactions contemplated hereby. As of the date hereof, Woodward is not aware of any reason why the necessary regulatory approvals and consents will not be received by Woodward or Merger Sub to permit consummation of the Merger on a timely basis. As of the date hereof, to the knowledge of Woodward, there is no fact or circumstance existing that would require or reasonably be expected to require either party to invoke their right to change the structure of effecting the combination of Hexcel and Woodward to a Direct Merger pursuant to Section 6.15 hereof.

(b)    Except as set forth in Section 3.4(b) of the Woodward Disclosure Schedule, the representations and warranties in Sections 3.3(b) and 3.4(a) are true and correct with respect to a combination of Hexcel and Woodward structured as a merger of Hexcel with and into Woodward (a “Direct Merger”).

3.5    Financial Statements.

(a)    The financial statements of Woodward and the Woodward Subsidiaries included (or incorporated by reference) in the Woodward SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Woodward and the Woodward Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Woodward and the Woodward Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Woodward and the Woodward Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since September 30, 2016, no independent public accounting firm of Woodward has resigned (or informed Woodward that it intends to resign) or been dismissed as independent public accountants of Woodward as a result of or in connection with any disagreements with Woodward on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward, neither Woodward nor any Woodward Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Woodward included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of Woodward and the Woodward Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Woodward or the Woodward Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Woodward. Woodward (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Woodward, including the Woodward Subsidiaries, is made known to the chief executive officer and the chief financial officer of Woodward by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Woodward’s outside auditors and the audit committee of Woodward’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Woodward’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Woodward’s internal controls over financial reporting. These disclosures were made in writing by management to Woodward’s auditors and audit committee. There is no reason to believe that Woodward’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since October 1, 2016, (i) neither Woodward nor any Woodward Subsidiary, nor, to the knowledge of Woodward, any director, officer, auditor, accountant or Representative of Woodward or any Woodward Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Woodward or any Woodward Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Woodward or any Woodward Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Woodward or any Woodward Subsidiary, whether or not employed by Woodward or any Woodward Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Woodward or any Woodward Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Woodward or any committee thereof or the Board of Directors or similar governing body of any Woodward Subsidiary or any committee thereof, or to the knowledge of Woodward, to any director or officer of Woodward or any Woodward Subsidiary.

3.6    Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC, neither Woodward nor any Woodward Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.7    Absence of Certain Changes or Events.

(a)    Since September 30, 2019 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward.

(b)    Since September 30, 2019 through the date of this Agreement, Woodward and the Woodward Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.8    Legal and Regulatory Proceedings.

(a)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Woodward, neither Woodward nor any Woodward Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Woodward, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Woodward or any Woodward Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Woodward, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Woodward, any Woodward Subsidiary or the assets of Woodward or any Woodward Subsidiary (or that, upon the consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

3.9    Taxes and Tax Returns.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Woodward:

(i)    each of Woodward and the Woodward Subsidiaries has duly and timely filed with the appropriate taxing authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed with respect to each of Woodward and the Woodward Subsidiaries in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects;

(ii)    neither Woodward nor any Woodward Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii)    all Taxes of Woodward and the Woodward Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv)    each of Woodward and the Woodward Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)    neither Woodward nor any Woodward Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of Woodward and the Woodward Subsidiaries or the assets of Woodward and the Woodward Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(vi)    since January 1, 2015, no claim has been made in writing by any taxing authority in a jurisdiction where Woodward or any Woodward Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

(vii)    neither Woodward nor any Woodward Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Woodward and the Woodward Subsidiaries).

(b)    Neither Woodward nor any Woodward Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Woodward) or (ii) has any liability for the Taxes of any person (other than Woodward or any Woodward Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c)    Neither Woodward nor any Woodward Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)    Neither Woodward nor any Woodward Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)    At no time during the past five (5) years has Woodward been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f)    There is no Lien on any of the assets or properties of Woodward or any Woodward Subsidiary as a result of a failure or alleged failure to pay any Tax.

(g)    Woodward and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(h)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments (excluding tariffs and duties), together with all penalties and additions to tax and interest thereon.

(i)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be supplied to a Governmental Entity.

3.10    Employees.

(a)    Each Woodward Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code. For purposes of this Agreement, the term “Woodward Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Woodward or any Subsidiary or any trade or business of Woodward or any Woodward Subsidiary, whether or not incorporated, all of which together with Woodward would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Woodward ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Woodward or any Woodward Subsidiary or any Woodward ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Woodward or any Woodward Subsidiary or any Woodward ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a) of ERISA (a “Multiemployer Plan”). Except as would not reasonably be expected to result in any material Liability of Woodward or any Woodward Subsidiary or Woodward ERISA Affiliate, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Woodward Benefit Plan.

(b)    The IRS has issued a favorable determination letter with respect to each Woodward Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Woodward Qualified Plans”) and the

related trust, which letter has not been revoked (nor, to the knowledge of Woodward, has revocation been threatened), and, to the knowledge of Woodward, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Woodward Qualified Plan or the related trust. Neither the transactions contemplated by this Agreement (whether alone or together with any other event), nor the termination of any Woodward Qualified Plans, would reasonably be expected to trigger any material liquidation charges, surrender charges or other fees or Liability as to Woodward or any Woodward Subsidiaries or ERISA Affiliates (other than customary administrative expenses in the ordinary course of business) or any participants of such Woodward Qualified Plans, including without limitation pursuant to any investment Contracts with respect to a Woodward Qualified Plan.

(c)    With respect to any Woodward Benefit Plan subject to Title IV of ERISA to which Woodward, the Woodward Subsidiaries or any of their respective Woodward ERISA Affiliates has any liability or contributes: (i) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is likely to cause Woodward, any Woodward Subsidiaries or any of their respective Woodward ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result, (iv) all contributions required to be made to any such plan have been timely made, (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein has been received.

(d)    With respect to each Multiemployer Plan in which Woodward participates or to which Woodward contributes or has any Liability (a “Woodward Multiemployer Plan”): (i) no such Woodward Multiemployer Plan has been terminated or is insolvent under Section 4245 of ERISA, or has incurred a mass withdrawal under Section 4219 of ERISA, so as to result, directly or indirectly, in any Liability of Woodward, any Woodward Subsidiary or Woodward ERISA Affiliate under Title IV of ERISA; (ii) no proceeding has been initiated by any person (including the PBGC) to terminate any such Woodward Multiemployer Plan; (iii) Woodward has no reason to believe that any such Woodward Multiemployer Plan will be terminated or will become insolvent under Section 4245 of ERISA or will incur a mass withdrawal under Section 4219 of ERISA; (iv) neither Woodward nor any Woodward Subsidiaries expect to withdraw from any such Woodward Multiemployer Plan (v) no such Woodward Multiemployer Plan is in endangered, critical, or critical and declining status, within the meaning of Section 305 of ERISA or Section 432 of the Code; and (vi) to the knowledge of Woodward, such Woodward Multiemployer Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Woodward nor any Woodward ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any “multiple employer plan” as defined in ERISA or the Code (a “Multiple Employer Plan”), or a “funded welfare plan” within the meaning of Section 419 of the Code. No Woodward Benefit Plan provides health benefits that are not fully insured through an insurance contract, or is or has been funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(e)    No Woodward Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code, other than subsidized COBRA under Woodward Benefit Plans for not longer than two (2) years following termination of employment.

(f)    Except as would not reasonably be expected to be material to Woodward and the Woodward Subsidiaries, taken as a whole, all contributions required to be made to any Woodward Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Woodward Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Woodward.

(g)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Woodward’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Woodward Benefit Plans, any fiduciaries thereof with respect to their duties to the Woodward Benefit Plans or the assets of any of the trusts under any of the Woodward Benefit Plans that would reasonably be expected to result in any material liability of Woodward or any Woodward Subsidiary to the PBGC, the IRS, the Department of Labor, any Multiple Employer Plan, any participant in a Woodward Benefit Plan, or any other party.

(h)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, or accelerate the timing of, any payment, right or other benefit to any employee, officer, director or other service provider of Woodward or any Woodward Subsidiary.

(i)    Without limiting the generality of Section 3.10(h), no amount paid or payable (whether in cash, in property, or in the form of benefits) by Woodward or any Woodward Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)    No Woodward Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).

(k)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, each Woodward Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(l)    There are no pending or, to Woodward’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Woodward or any Woodward Subsidiary, or any strikes or other material labor disputes against Woodward or any Woodward Subsidiary. Neither Woodward nor any Woodward Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Woodward or any Woodward Subsidiary and, to the knowledge of Woodward, there are no organizing efforts by any union or other group seeking to represent any employees of Woodward or any Woodward Subsidiary. Woodward and each Woodward Subsidiary is, and have been at all times since December 31, 2016, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

3.11    SEC Reports. Woodward has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since September 30, 2016 (the “Woodward SEC Reports”). As of their respective dates, the Woodward SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Woodward SEC Reports, and none of the Woodward SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Woodward SEC Reports, and, to the knowledge of Woodward, none of the Woodward SEC Reports is the subject of any outstanding SEC investigation. No Woodward Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

3.12    Compliance with Applicable Law.

(a)    The businesses of Woodward and the Woodward Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity (“Laws”), except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward.

(b)    Except with respect to regulatory matters covered by Section 6.1, no investigation or review by any Governmental Entity with respect Woodward or any Woodward Subsidiary is pending or, to the knowledge of Woodward, threatened in writing, nor has Woodward received any notice or communication of material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, (i) Woodward and each Woodward Subsidiary has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Woodward’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, since January 1, 2017, Woodward and each Woodward Subsidiary has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Woodward or any Woodward Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, neither Woodward nor any Woodward Subsidiary has been since January 1, 2017 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Woodward, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Woodward pertaining to such matters. Neither Woodward nor any Woodward Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Woodward nor any Woodward Subsidiary, or, to Woodward’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, Woodward, the Woodward Subsidiaries and their respective officers, directors, employees, and to the knowledge of Woodward, its agents, advisors and representatives (such persons, collectively, “Representatives”) are, and since January 1, 2017 have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to Woodward, the Woodward Subsidiaries and their respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Woodward and the Woodward Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Woodward. No proceeding by or before any Governmental Entity involving Woodward, any Woodward Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Woodward, its agents, advisors and representatives, involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of Woodward, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, neither Woodward nor the Woodward Subsidiaries have ever received an allegation, whistleblower complaint, or conducted any audit or investigation regarding compliance or noncompliance with the FCPA or other applicable anti-corruption laws.

(f)    Woodward maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Woodward, Woodward has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Woodward. For purposes of this Agreement, “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, device identifier or any other piece of information that, alone or together with other information held by a party and its Subsidiaries, allows the identification of a natural person.

3.13    Certain Contracts.

(a)    Except as set forth in Section 3.13(a) of the Woodward Disclosure Schedule, as of the date hereof, neither Woodward nor any Woodward Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (each, a “Contract”), including any Woodward Lease but excluding any Woodward Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Woodward) and:

(i)    that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    that contains a non-compete or client, employee or customer non-solicit requirement or any other provision, in each case that materially restricts the conduct of any line of business by Woodward or any of the Woodward Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    that is material and obligates Woodward or any Woodward Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains material “most favored nation” or similar provisions;

(iv)    (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Woodward or any Woodward Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Woodward or any Woodward Subsidiary of, or any similar commitment by Woodward or any Woodward Subsidiary with respect to, the obligations, liabilities or indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $25,000,000 or more, other than any Woodward Lease;

(v)    that is with any manufacturer, vendor, lessor or other supplier with respect to which manufacturer, vendor, lessor or other supplier the aggregate annual spend for the year ended September 30, 2019 exceeded $25,000,000 for Woodward and the Woodward Subsidiaries, taken as a whole, pursuant to which Woodward and the Woodward Subsidiaries purchase or lease from such manufacturer, vendor, lessor, or other supplier (but excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vi)    that is with any customer with respect to which customer the aggregate annual revenue for the year ended September 30, 2019 exceeded $25,000,000 for Woodward and the Woodward Subsidiaries, taken as a whole, pursuant to which such customer purchases products and services from Woodward and the Woodward Subsidiaries (excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vii)    that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Woodward or the Woodward Subsidiaries;

(viii)    that is a consulting agreement involving the payment of more than $5,000,000 per annum (other than any such Contracts which are terminable by Woodward or any Woodward Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    pursuant to which Woodward or any Woodward Subsidiary receives from any third party a license or similar right to any Intellectual Property that is material to Woodward, other than those that are received pursuant to Non-Scheduled Contracts;

(x)    that is a settlement, consent or similar agreement and contains any material continuing obligations of Woodward or any Woodward Subsidiary, including without limitation any express patent license granted in settlement of any assertion or allegation of patent infringement;

(xi)    that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Woodward and its wholly owned Subsidiaries or among Woodward’s wholly owned Subsidiaries;

(xii)    that relates to the acquisition or disposition of any person, business or asset and under which Woodward or the Woodward Subsidiaries have or may have a material obligation or liability.

“Non-Scheduled Contracts” means the following Contracts: (a) nonexclusive licenses granted with respect to commercially available technology granted in the ordinary course of business, (b) Contracts for open source technology, (c) Contracts with current and former employees or contractors entered into in the ordinary course of business, (d) non-disclosure agreements, (e) Contracts where the only out-licenses or rights to Intellectual Property granted are non-exclusive rights granted to contractors or vendors to use Intellectual Property for the sole benefit of licensor, (f) non-exclusive out-licenses to use the licensor’s products or services that have been entered into in the ordinary course of business, (g) privacy policies, and (h) Contracts where the only material licenses to Intellectual Property are with respect to feedback, suggestions, or either party’s trademark for inclusion on customer lists or use in the provision of services.

Each Contract of the type required to be set forth in Section 3.13(a) of the Woodward Disclosure Schedule, whether or not set forth in the Woodward Disclosure Schedule, is referred to herein as a “Woodward Contract.” Woodward has made available to Hexcel true, correct and complete copies of each Woodward Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Woodward Contract that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Woodward and the Woodward Subsidiaries.

(b)    (i) Each Woodward Contract is valid and binding on Woodward or one of the Woodward Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, (ii) each of Woodward and the Woodward Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Woodward Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, (iii) to the knowledge of Woodward, each third-party counterparty to each Woodward Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Woodward Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, (iv) neither Woodward nor any Woodward Subsidiary has knowledge of, or has received notice of, any violation of any Woodward Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Woodward or any Woodward Subsidiary, or to the knowledge of Woodward, any other party thereto, of or under any such Woodward Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward.

3.14    Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward, (a) each (i) material contract with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract or (ii) contract that requires access to classified information with a Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any subcontractor, in each case that is to be performed in whole or in part after the date of this Agreement (each, a Government Contract”) to which Woodward or the Woodward Subsidiaries is a party was legally awarded, is binding on Woodward or the applicable Woodward Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Woodward or any of the Woodward Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Woodward and the Woodward Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2017, neither a Governmental Entity nor any prime contractor or subcontractor has notified Woodward or any of the Woodward Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2017, neither Woodward nor any of the Woodward Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Woodward, any of the Woodward Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Woodward, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither Woodward nor any of the Woodward Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Woodward, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Woodward, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Woodward or any of the Woodward Subsidiaries, in each case with respect to any Government Contract.

3.15    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward, Woodward and the Woodward Subsidiaries are in compliance, and have complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to Hazardous Substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any Hazardous Substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Woodward, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Woodward or any Woodward Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Woodward, threatened against Woodward, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward. To the knowledge of Woodward, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward. Neither Woodward nor any Woodward Subsidiary has treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward. To the knowledge of Woodward, there have been no Hazardous Substances generated by Woodward or any Woodward Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward. Woodward is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward. As used in this Agreement, the term “Hazardous Substances” means any toxic or hazardous substance, waste, or material which is regulated or defined, or for which liability or standards of conduct may be imposed, under Environmental Law, including any such substance, waste or material identified under Environmental Law as toxic substances (including asbestos and asbestos containing materials), hazardous materials, hazardous substances, hazardous waste, radioactive materials, petroleum and petroleum products and polychlorinated biphenyls.

3.16    Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward, Woodward and each Woodward Subsidiary (a) have marketable and valid title to all the real property reflected in the latest audited balance sheet included in the Woodward SEC Reports as being owned by Woodward or a Woodward Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Woodward Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet delinquent, (iii) materialmen’s or mechanic’s Liens and statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements, (iv) Liens, easements, rights of way, covenants, conditions, restrictions and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (v) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) are the lessee of all leasehold estates reflected in the latest audited financial statements included in such Woodward SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Woodward or a Woodward Subsidiary) (such leasehold estates, collectively with the Woodward Owned Properties, the “Woodward Real Property”, and any leases with respect to such leasehold estates, the “Woodward Leases”), free and clear of all material Liens, except for Permitted Encumbrances and each such lease is valid and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Woodward or any Woodward Subsidiary, or to the knowledge of Woodward, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Woodward. There are no pending or, to the knowledge of Woodward, threatened condemnation proceedings against the Woodward Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward.

3.17    Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, (i) with respect to Intellectual Property that Woodward and the Woodward Subsidiaries, each as applicable, own or purport to own, Woodward or a Woodward Subsidiary exclusively owns all right, title and interest to that Intellectual Property free and clear of all Liens (except Permitted Encumbrances), and (ii) all Registered Intellectual Property that is owned by, or registered in the name of, Woodward or a Woodward Subsidiary that has not expired, lapsed, or been abandoned as of the date hereof (the “Woodward Registered Intellectual Property”) is subsisting and, to the knowledge of Woodward, is not invalid or unenforceable. Since January 1, 2017, other than office actions and oppositions received in the ordinary course of prosecution, Woodward has not received any written claim or notice from any person alleging that the Woodward Registered Intellectual Property is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Woodward. For purposes of this Agreement, “Registered Intellectual Property” means Intellectual Property that is registered, recorded or filed under the authority of, with or by any Governmental Entity or Internet domain name registrar in any jurisdiction, including pending applications for any of the foregoing. “Intellectual Property” means intellectual and industrial property rights anywhere in the world (whether foreign, state or domestic, registered or unregistered), including rights arising under or with respect to: (A) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (B) trademarks, service marks, trade dress rights and similar rights in identifiers of origin, whether registered or unregistered, together with any registrations and applications for registration thereof, (C) copyrights, mask work rights, and analogous rights in, works of authorship (including computer software, applications, source code and object code, and databases, other compilations of information), whether registered or unregistered, and any registrations, renewals and applications for registration thereof, (D) trade secret rights and other analogous rights in know-how and confidential or proprietary information, and (E) all other intellectual and industrial property rights recognized by applicable Law.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, to Woodward’s knowledge (i) the operation of the respective businesses of Woodward or any of the Woodward Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided by Woodward or the Woodward Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2017 infringed, misappropriated, or otherwise violated any Intellectual Property of any other person, and neither Woodward nor any of the Woodward Subsidiaries has received any written allegation of same, and (ii) neither Woodward nor any of the Woodward Subsidiaries has, since January 1, 2017, sent any other person an written notice alleging that such person is infringing, misappropriating or otherwise violating Woodward’s Intellectual Property in a manner that is material to Woodward’s business, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, each of Woodward and the Woodward Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including using commercially reasonable efforts and taking commercially necessary steps to maintain their material trade secrets in confidence.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, Woodward does not distribute any Woodward owned software, the confidential and proprietary nature of the source code to which is material to Woodward’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by Woodward, requires Woodward to also license or make available to such third party any material source code owned by Woodward.

(e)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, each of Woodward and the Woodward Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its computers, software, firmware, middleware, servers, workstations, routers, switches, networks, data communications lines and all other information technology equipment and all associated documentation (collectively, “IT Assets”) and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any person, including the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, no person has gained unauthorized access to any IT Assets owned, used, or held for use by Woodward or any of the Woodward Subsidiaries or the information stored or contained therein or transmitted thereby.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodward, (i) each of Woodward and the Woodward Subsidiaries is in compliance, and has since January 1, 2017 complied, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of

Woodward or the Woodward Subsidiaries; and (ii) each of Woodward and the Woodward Subsidiaries has, since January 1, 2017, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

3.18    Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Woodward or any Woodward Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Woodward or any Woodward Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Woodward Common Stock (or any of such person’s immediate family members or affiliates) (other than the Woodward Subsidiaries) on the other hand, of the type required to be reported in any Woodward SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

3.19    State Takeover Laws. The Board of Directors of Woodward and the Board of Directors of Merger Sub have approved this Agreement and the transactions contemplated hereby and have taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Woodward Certificate of Incorporation, the Woodward Bylaws, the Woodward Constitution or the constituent documents of Merger Sub, as applicable (collectively, with any similar provisions of the Hexcel Certificate of Incorporation, the Hexcel Bylaws, the “Takeover Statutes”).

3.20    Reorganization. Neither Woodward nor any of the Woodward Subsidiaries (including Merger Sub) has taken any action or agreed to take any action, and is not aware of any fact or circumstance, that could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21    Woodward and Merger Sub Board Recommendations. The Board of Directors of Woodward has duly adopted resolutions (a) determining that this Agreement and transactions contemplated hereby, including the Share Issuance, the Charter Amendment and the Merger, are fair to, and in the best interests of, Woodward and the holders of shares of Woodward Common Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Share Issuance, the Charter Amendment and the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directing that the Share Issuance and the Charter Amendment be submitted to the holders of shares of Woodward Common Stock for their approval and adoption, and (d) recommending that the holders of shares of Woodward Common Stock vote in favor of the approval of the Share Issuance and the Charter Amendment on the terms and subject to the conditions set forth in this Agreement (the “Woodward Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.3. The Board of Directors of Merger Sub has duly adopted resolutions (i) determining that this Agreement and transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Woodward as the sole stockholder of Merger Sub, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to Woodward as the sole stockholder of Merger Sub for its adoption, and (iv) recommending that Woodward as the sole stockholder of Merger Sub adopt this Agreement.

3.22    Opinion. Prior to the execution of this Agreement, J.P. Morgan Securities LLC has delivered to Woodward its opinion, in writing or orally (in which case such opinion will be subsequently confirmed in writing), to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Woodward. Such opinion has not been materially amended or rescinded as of the date of this Agreement.

3.23    Woodward Information. The information relating to Woodward and the Woodward Subsidiaries or that is provided by Woodward or the Woodward Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Hexcel or any Hexcel Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Hexcel or any Hexcel Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Woodward and the Woodward Subsidiaries or that is provided by Woodward or the Woodward Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

3.24    Customers and Suppliers. Since January 1, 2019 through the date of this Agreement, Woodward and the Woodward Subsidiaries have not received any written notice from any Woodward Covered Customer or Woodward Covered Supplier that such Woodward Covered Customer or Woodward Covered Supplier intends to discontinue or substantially reduce its relationship with Woodward or any Woodward Subsidiary, terminate or materially and adversely amend any existing material contract with Woodward or any Woodward Subsidiary, or not continue as a customer or supplier, as applicable, of Woodward or any Woodward Subsidiary. “Woodward Covered Customer” means any of the top ten (10) customers by revenue derived by Woodward and the Woodward Subsidiaries (taken together) during the twelve (12) months ended September 30, 2019, pursuant to which Woodward or any of the Woodward Subsidiaries has sold goods and/or services, and Woodward Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by Woodward and the Woodward Subsidiaries (taken together) during the twelve (12) months ended September 30, 2019.

3.25    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Woodward, (a) Woodward and the Woodward Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Woodward reasonably has determined to be prudent and consistent with industry practice, and Woodward and the Woodward Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Woodward and the Woodward Subsidiaries, Woodward or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Woodward or any Woodward Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Woodward nor any Woodward Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.26    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Woodward and Merger Sub in this ARTICLE III, neither Woodward, Merger Sub nor any other person makes any express or implied representation or warranty with respect to Woodward, Merger Sub, the Woodward Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Woodward and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Woodward, Merger Sub nor any other person makes or has made any representation or warranty to Hexcel or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Woodward, Merger Sub, any Woodward Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Woodward in this ARTICLE III, any oral or written information presented to Hexcel or any of its affiliates or Representatives in the course of their due diligence investigation of Woodward and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Woodward and Merger Sub acknowledge and agree that neither Hexcel nor any other person has made or is making any express or implied representation or warranty other than those contained in ARTICLE IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HEXCEL

Except (a) as disclosed in the disclosure schedule delivered by Hexcel to Woodward and Merger Sub concurrently herewith (the “Hexcel Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Hexcel Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Hexcel that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of ARTICLE IV shall be deemed to qualify (1) any other section of ARTICLE IV specifically referenced or cross-referenced and (2) other sections of ARTICLE IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Hexcel SEC Reports filed by Hexcel prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Hexcel hereby represents and warrants to Woodward and Merger Sub as follows:

4.1    Corporate Organization.

(a)    Hexcel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Hexcel has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Hexcel is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel. True and complete copies of the Certificate of Incorporation of Hexcel (the “Hexcel Certificate of Incorporation”) and the Bylaws of Hexcel (the “Hexcel Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Hexcel to Woodward.

(b)    Each Subsidiary of Hexcel (a “Hexcel Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Hexcel, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Hexcel Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law or, in the case of non-wholly owned Subsidiary joint ventures, joint venture agreements in effect as of the date of this Agreement made available by Hexcel to Woodward. Section 4.1(b) of the Hexcel Disclosure Schedule sets forth a true and complete list of all Hexcel Subsidiaries as of the date hereof. No Hexcel Subsidiary is in violation of any of the provisions of the certificate of incorporation or bylaws (or comparable organizational documents) of such Hexcel Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Hexcel other than the Hexcel Subsidiaries. No Hexcel Subsidiary owns any capital stock of Hexcel.

4.2    Capitalization.

(a)    As of January 10, 2020, the authorized capital stock of Hexcel consists of 200,000,000 shares of Hexcel Common Stock, and 20,000,000 shares of preferred stock, without par value. As of January 10, 2020, there are (i) 83,391,547 shares of Hexcel Common Stock issued and outstanding; (ii) 25,899,198 shares of Hexcel Common Stock held in treasury; (iii) 1,265,660 shares of Hexcel Common Stock reserved for issuance upon the exercise of outstanding Hexcel Stock Options; (iv) 411,679 shares of Hexcel Common Stock reserved for issuance upon the settlement of outstanding Hexcel RSU Awards; (v) 312,690 shares (assuming satisfaction of performance goals at the target level) or 625,380 shares (assuming satisfaction of performance goals at the maximum level) of Hexcel Common Stock reserved for issuance upon the settlement of outstanding Hexcel PSU Awards; and (vi) no other shares of capital stock or other voting securities or equity interests of Hexcel issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Hexcel Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Hexcel may vote. Other than Hexcel Stock Options, Hexcel RSU Awards, and Hexcel PSU Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Hexcel, or contracts, commitments, understandings or arrangements by which Hexcel may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Hexcel or that otherwise obligate Hexcel to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Hexcel Securities”). Other than the Hexcel Stock Options, the Hexcel RSU Awards and the Hexcel PSU Awards (collectively, the “Hexcel Equity Awards”), no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Hexcel or any Hexcel Subsidiary) are outstanding as of the date of this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Hexcel or any Hexcel Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Hexcel Common Stock, capital stock or other voting or equity securities or ownership interests of Hexcel or granting any stockholder or other person any registration rights.

(b)    Hexcel owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Hexcel Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Hexcel Subsidiary, or contracts, commitments, understandings or arrangements by which any Hexcel Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Hexcel Subsidiary, or otherwise obligating any Hexcel Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Hexcel Subsidiary Securities”).

4.3    Authority; No Violation.

(a)    Hexcel has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Hexcel. The Board of Directors of Hexcel has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Hexcel and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to Hexcel’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the holders of a majority of the outstanding shares of Hexcel Common Stock entitled to vote on such matter at a meeting of Hexcel stockholders duly called and held for such purpose (the “Requisite Hexcel Vote”), no other corporate proceedings on the part of Hexcel are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Hexcel and (assuming due authorization, execution and delivery by Woodward and Merger Sub) constitutes a valid and binding obligation of Hexcel, enforceable against Hexcel in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b)    Neither the execution and delivery of this Agreement by Hexcel, nor the consummation by Hexcel of the transactions contemplated hereby (including the Merger), nor compliance by Hexcel with any of the terms or provisions hereof, will (i) violate any provision of the Hexcel Certificate or the Hexcel Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Hexcel or any Hexcel Subsidiary or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Hexcel or any Hexcel Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Hexcel or any Hexcel Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel.

4.4    Consents and Approvals.

(a)    Except for (i) the filing of any required applications, filings and notices, as applicable, with the Nasdaq and the NYSE, (ii) the filing of any required applications, filings and notices, as applicable, under the HSR Act and such other consents, approvals, filings or registrations as may be required under any Competition Laws, (iii) the filing of any required applications, filings and notices, as applicable, for foreign investment clearance of any jurisdiction, (iv) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (v) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Woodward Common Stock pursuant to this Agreement and the approval of the listing of such Woodward Common Stock on the Nasdaq or the NYSE, as applicable, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Hexcel of this Agreement or (B) the consummation by Hexcel of the Merger and the other transactions contemplated hereby. As of the date hereof, Hexcel is not aware of any reason why the necessary regulatory approvals and consents will not be received by Hexcel to permit consummation of the Merger on a timely basis. As of the date hereof, to the knowledge of Hexcel, there is not fact or circumstance existing that would require or reasonably be expected to require either party to invoke their right to change the structure of effecting the combination of Hexcel and Woodward to a Direct Merger pursuant to Section 6.15 hereof.

(b)    Except as set forth in Section 4.4(b) of the Hexcel Disclosure Schedule, the representations and warranties in Sections 4.3(b) and 4.4(a) are true and correct with respect to a combination of Hexcel and Woodward structured as a Direct Merger.

4.5    Financial Statements.

(a)    The financial statements of Hexcel and the Hexcel Subsidiaries included (or incorporated by reference) in the Hexcel SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Hexcel and the Hexcel Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Hexcel and the Hexcel Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Hexcel and the Hexcel Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since December 31, 2016, no independent public accounting firm of Hexcel has resigned (or informed Hexcel that it intends to resign) or been dismissed as independent public accountants of Hexcel as a result of or in connection with any disagreements with Hexcel on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel, neither Hexcel nor any Hexcel Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Hexcel included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of Hexcel and the Hexcel Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Hexcel or the Hexcel Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Hexcel. Hexcel (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Hexcel, including the Hexcel Subsidiaries, is made known to the chief executive officer and the chief financial officer of Hexcel by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Hexcel’s outside auditors and the audit committee of Hexcel’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Hexcel’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Hexcel’s internal controls over financial reporting. These disclosures were made in writing by management to Hexcel’s auditors and audit committee. There is no reason to believe that Hexcel’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2017, (i) neither Hexcel nor any Hexcel Subsidiary, nor, to the knowledge of Hexcel, any director, officer, auditor, accountant or Representative of Hexcel or any Hexcel Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Hexcel or any Hexcel Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Hexcel or any Hexcel Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Hexcel or any Hexcel Subsidiary, whether or not employed by Hexcel or any Hexcel Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Hexcel or any Hexcel Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Hexcel or any committee thereof or the Board of Directors or similar governing body of any Hexcel Subsidiary or any committee thereof, or to the knowledge of Hexcel, to any director or officer of Hexcel or any Hexcel Subsidiary.

4.6    Broker’s Fees. With the exception of the engagement of Goldman Sachs & Co. LLC, neither Hexcel nor any Hexcel Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.7    Absence of Certain Changes or Events.

(a)    Since September 30, 2019 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel.

(b)    Since September 30, 2019 through the date of this Agreement, Hexcel and the Hexcel Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.8    Legal and Regulatory Proceedings.

(a)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Hexcel, neither Hexcel nor any Hexcel Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Hexcel, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Hexcel or any Hexcel Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Hexcel, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Hexcel, any Hexcel Subsidiary or the assets of Hexcel or any Hexcel Subsidiary (or that, upon consummation of the Merger, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

4.9    Taxes and Tax Returns.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hexcel:

(i)    each of Hexcel and the Hexcel Subsidiaries has duly and timely filed with the appropriate taxing authority (taking into account all applicable extensions) all Tax Returns required by applicable

Law to be filed with respect to each of Hexcel and the Hexcel Subsidiaries in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects;

(ii)    neither Hexcel nor any Hexcel Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii)    all Taxes of Hexcel and the Hexcel Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv)    each of Hexcel and the Hexcel Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v)    neither Hexcel nor any Hexcel Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of Hexcel and the Hexcel Subsidiaries or the assets of Hexcel and the Hexcel Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(vi)    since January 1, 2015, no claim has been made in writing by any taxing authority in a jurisdiction where Hexcel or any Hexcel Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

(vii)    neither Hexcel nor any Hexcel Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Hexcel and the Hexcel Subsidiaries).

(b)    Neither Hexcel nor any Hexcel Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Hexcel) or (ii) has any liability for the Taxes of any person (other than Hexcel or any Hexcel Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c)    Neither Hexcel nor any Hexcel Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d)    Neither Hexcel nor any Hexcel Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)    At no time during the past five (5) years has Hexcel been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f)    There is no Lien on any of the assets or properties of Hexcel or any Hexcel Subsidiary as a result of a failure or alleged failure to pay any Tax.

(g)    Hexcel and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

4.10    Employees.

(a)    Each Hexcel Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. For purposes of this Agreement, the term “Hexcel Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Hexcel or any Subsidiary or any trade or business of Hexcel or any Hexcel Subsidiary, whether or not incorporated, all of which together with Hexcel would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Hexcel ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Hexcel or any Hexcel Subsidiary or any Hexcel ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Hexcel or any Hexcel Subsidiary or any Hexcel ERISA Affiliate, excluding, in each case, any Multiemployer Plan. Except as would not reasonably be expected to result in any material Liability of Hexcel or any Hexcel Subsidiary or Hexcel ERISA Affiliate, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Hexcel Benefit Plan.

(b)    The IRS has issued a favorable determination letter with respect to each Hexcel Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Hexcel Qualified Plans”) and the related trust, which letter has not been revoked (nor, to the knowledge of Hexcel, has revocation been threatened), and, to the knowledge of Hexcel, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Hexcel Qualified Plan or the related trust. Neither the transactions contemplated by this Agreement (whether alone or together with any other event), nor the termination of any Hexcel Qualified Plans, would reasonably be expected to trigger any material liquidation charges, surrender charges or other fees or Liability as to Hexcel or any Hexcel Subsidiaries or ERISA Affiliates (other than customary administrative expenses in the ordinary course of business) or any participants of such Hexcel Qualified Plans, including without limitation pursuant to any investment Contracts with respect to any Hexcel Qualified Plan.

(c)    With respect to any Hexcel Benefit Plan subject to Title IV of ERISA to which Hexcel, any Hexcel Subsidiaries or any Hexcel ERISA Affiliates has any liability or contributes: (i) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is likely to cause Hexcel, any Hexcel Subsidiaries or any of their respective Hexcel ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the PBGC (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result, (iv) all contributions required to be made to any such plan have been timely made, (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein has been received.

(d)    With respect to each Multiemployer Plan to which Hexcel contributes or has any Liability (a “Hexcel Multiemployer Plan”): (i) no such Hexcel Multiemployer Plan has been terminated or is insolvent under Section 4245 of ERISA, or has incurred a mass withdrawal under Section 4219 of ERISA, so as to result, directly or indirectly, in any Liability of Hexcel, any Hexcel Subsidiary or Hexcel ERISA Affiliate under Title IV of ERISA; (ii) no proceeding has been initiated by any person (including the PBGC) to terminate any such Hexcel Multiemployer Plan; (iii) Hexcel has no reason to believe that any such Hexcel Multiemployer Plan will be terminated or will become insolvent under Section 4245 of ERISA or will incur a mass withdrawal under Section 4219 of ERISA; (iv) neither Hexcel nor any Hexcel Subsidiaries expect to withdraw from any such Hexcel Multiemployer Plan; (v) no such Hexcel Multiemployer Plan is in endangered, critical, or critical and declining status, within the meaning of Section 305 of ERISA or Section 432 of the Code; and (vi) to the knowledge of Hexcel, such Hexcel Multiemployer Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Hexcel nor any Hexcel ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Multiple Employer Plan. No Hexcel Benefit Plan provides health benefits that are not fully insured through an insurance contract, or is or has been funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(e)    No Hexcel Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code, other than subsidized COBRA under Hexcel Benefit Plans for not longer than two (2) years following termination of employment.

(f)    Except as would not reasonably be expected to be material to Hexcel and the Hexcel Subsidiaries, taken as a whole, all contributions required to be made to any Hexcel Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Hexcel Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Hexcel.

(g)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Hexcel’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Hexcel Benefit Plans, any fiduciaries thereof with respect to their duties to the Hexcel Benefit Plans or the assets of any of the trusts under any of the Hexcel Benefit Plans that would reasonably be expected to result in any material liability of Hexcel or any Hexcel Subsidiary to the PBGC, the IRS, the Department of Labor, any Multiple Employer Plan, any participant in a Hexcel Benefit Plan, or any other party.

(h)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, or accelerate the timing of, any payment, right or other benefit to any employee, officer, director or other service provider of Hexcel or any Hexcel Subsidiary.

(i)    Without limiting the generality of Section 4.10(h), no amount paid or payable (whether in cash, in property, or in the form of benefits) by Hexcel or any Hexcel Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)    No Hexcel Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).

(k)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, each Hexcel Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(l)    There are no pending or, to Hexcel’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Hexcel or any Hexcel Subsidiary, or any strikes or other material labor disputes against Hexcel or any Hexcel Subsidiary. Neither Hexcel nor any Hexcel Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Hexcel or any Hexcel Subsidiary and, to the knowledge of Hexcel, there are no organizing efforts by any union or other group seeking to represent any employees of Hexcel or any Hexcel Subsidiary. Each of Hexcel and the Hexcel Subsidiaries is, and have been at all times since December 31, 2016, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

4.11    SEC Reports. Hexcel has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since December 31, 2016 (the “Hexcel SEC Reports”). As of their respective dates, the Hexcel SEC Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Hexcel SEC Reports, and none of the Hexcel SEC Reports when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Hexcel SEC Reports, and, to the knowledge of Hexcel, none of the Hexcel SEC Reports is the subject of any outstanding SEC investigation. No Hexcel Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

4.12    Compliance with Applicable Law.

(a)    The businesses of Hexcel and the Hexcel Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable Laws, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel.

(b)    Except with respect to regulatory matters covered by Section 6.1, no investigation or review by any Governmental Entity with respect to Hexcel or any Hexcel Subsidiary is pending or, to the knowledge of Hexcel, threatened in writing, nor has Hexcel received any notice or communication of material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, (i) each of Hexcel and the Hexcel Subsidiaries has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Hexcel’s knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material license.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, since January 1, 2017, each of Hexcel and the Hexcel Subsidiaries has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Hexcel or any Hexcel Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, neither Hexcel nor any Hexcel Subsidiary has been since January 1, 2017 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Hexcel, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Hexcel pertaining to such matters. Neither Hexcel nor any Hexcel Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Hexcel nor any Hexcel Subsidiary, or, to Hexcel’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, the Hexcel Subsidiaries and their respective officers, directors, employees, and to the knowledge of Hexcel, its agents, advisors and representatives are, and since January 1, 2017 have been, in compliance in all material respects with: (i) the provisions of the FCPA, as if its foreign payments provisions were fully applicable to Hexcel, the Hexcel Subsidiaries and their respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Hexcel and the Hexcel Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Hexcel. No proceeding by or before any Governmental Entity involving Hexcel, any Hexcel Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Hexcel, its agents, advisors and representatives involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of Hexcel, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, neither Hexcel nor the Hexcel Subsidiaries have ever received an allegation, whistleblower complaint, or conducted any audit or investigation regarding compliance or noncompliance with the FCPA or other applicable anti-corruption laws.

(f)    Hexcel maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of Hexcel, Hexcel has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Hexcel.

4.13    Certain Contracts.

(a)    Except as set forth in Section 4.13(a) of the Hexcel Disclosure Schedule, as of the date hereof, neither Hexcel nor any Hexcel Subsidiary is a party to or bound by any Contract, including any Hexcel Lease but excluding any Hexcel Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Hexcel) and:

(i)    that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    that contains a non-compete or client, employee or customer non-solicit requirement or any other provision, in each case that materially restricts the conduct of any line of business by Hexcel or any of the Hexcel Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Combined Company or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    that is material and obligates Hexcel or any Hexcel Subsidiary to conduct business with any third party on a preferential or exclusive basis or contains material “most favored nation” or similar provisions;

(iv)    (A) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Hexcel or any Hexcel Subsidiary, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Hexcel or any Hexcel Subsidiary of, or any similar commitment by Hexcel or any Hexcel Subsidiary with respect to, the obligations, liabilities or indebtedness of any other person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $25,000,000 or more, other than any Hexcel Lease;

(v)    that is with any manufacturer, vendor, lessor or other supplier with respect to which manufacturer, vendor, lessor or other supplier the aggregate annual spend for the year ended December 31, 2019 exceeded $25,000,000 for Hexcel and the Hexcel Subsidiaries, taken as a whole, pursuant to which Hexcel and the Hexcel Subsidiaries purchase or lease from such manufacturer, vendor, lessor, or other supplier (but excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vi)    that is with any customer with respect to which customer the aggregate annual revenue for the year ended December 31, 2019 exceeded $25,000,000 for Hexcel and the Hexcel Subsidiaries, taken as a whole, pursuant to which such customer purchases products and services from Hexcel and the Hexcel Subsidiaries (excluding ordinary course ordering documents, quotes, purchase orders, and similar documents);

(vii)    that grants any right of first refusal, right of first offer, or right of first negotiation with respect to any material assets, rights or properties of Hexcel or the Hexcel Subsidiaries;

(viii)    that is a consulting agreement involving the payment of more than $5,000,000 per annum (other than any such Contracts which are terminable by Hexcel or any Hexcel Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    pursuant to which Hexcel or any Hexcel Subsidiary receives from any third party a license or similar right to any Intellectual Property that is material to Hexcel, other than those that are received pursuant to Non-Scheduled Contracts;

(x)    that is a settlement, consent or similar agreement and contains any material continuing obligations of Hexcel or any Hexcel Subsidiary, including without limitation any express patent license granted in settlement of any assertion or allegation of patent infringement;

(xi)    that is a material joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such contract solely between Hexcel and its wholly owned Subsidiaries or among Hexcel’s wholly owned Subsidiaries; or

(xii)    that relates to the acquisition or disposition of any person, business or asset and under which Hexcel or the Hexcel Subsidiaries have or may have a material obligation or liability.

Each Contract of the type required to be set forth in Section 4.13(a) of the Hexcel Disclosure Schedule, whether or not set forth in the Hexcel Disclosure Schedule, is referred to herein as a “Hexcel Contract.” Hexcel has made available to Woodward true, correct and complete copies of each Hexcel Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Hexcel Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Hexcel and the Hexcel Subsidiaries.

(b)    (i) Each Hexcel Contract is valid and binding on Hexcel or one of the Hexcel Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, (ii) each of Hexcel and the Hexcel Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Hexcel Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, (iii) to the knowledge of Hexcel, each third-party counterparty to each Hexcel Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Hexcel Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, (iv) neither Hexcel nor any Hexcel Subsidiary has knowledge of, or has received notice of, any violation of any Hexcel Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Hexcel or any Hexcel Subsidiary or, to the knowledge of Hexcel, any other party thereto, of or under any such Hexcel Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel.

4.14    Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel, (a) each Government Contract to which Hexcel or the Hexcel Subsidiaries is a party was legally awarded, is binding on Hexcel or the applicable Hexcel Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Hexcel or any of the Hexcel Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Hexcel and the Hexcel Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2017, neither a Governmental Entity nor any prime contractor or subcontractor has notified Hexcel or any of the Hexcel Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2017, neither Hexcel nor any of the Hexcel Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Hexcel, any of the Hexcel Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Hexcel, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither Hexcel nor any of the Hexcel Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Hexcel, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or to the knowledge of Hexcel, threatened, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Hexcel or any of the Hexcel Subsidiaries, with respect to any Government Contract.

4.15    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel, Hexcel and the Hexcel Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Hexcel, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Hexcel or any Hexcel Subsidiary of any liability or obligation arising under any Environmental Law pending or, to the knowledge of Hexcel, threatened against Hexcel, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel. To the knowledge of Hexcel, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel. Neither Hexcel nor any Hexcel Subsidiary have treated, stored, disposed or arranged for disposal of, transported, handled, used, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel. To the knowledge of Hexcel, there have been no Hazardous Substances generated by Hexcel or any Hexcel Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States and that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel. Hexcel is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation, with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel.

4.16    Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel, each of Hexcel and the Hexcel Subsidiaries (a) have marketable and valid title to all the real property reflected in the latest audited balance sheet included in the Hexcel SEC Reports as being owned by Hexcel or a Hexcel Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Hexcel Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) are the lessee of all leasehold estates reflected in the latest audited financial statements included in such Hexcel SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Hexcel or a Hexcel Subsidiary) (such leasehold estates, collectively with the Hexcel Owned Properties, the “Hexcel Real Property”, and any leases with respect to such leasehold estates, the “Hexcel Leases”), free and clear of all material Liens, except for Permitted Encumbrances, and each such lease is valid and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Hexcel or any Hexcel Subsidiary, or to the knowledge of Hexcel, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Hexcel. There are no pending or, to the knowledge of Hexcel, threatened condemnation proceedings against the Hexcel Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel.

4.17 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, (i) with respect to Intellectual Property that Hexcel and the Hexcel Subsidiaries, each as applicable, own or purport to own, Hexcel or a Hexcel Subsidiary exclusively owns all right, title and interest to that Intellectual Property free and clear of all Liens (except Permitted Encumbrances), and (ii) all Registered Intellectual Property that is owned by, or registered in the name of, Hexcel or a Hexcel Subsidiary that has not expired, lapsed, or been abandoned as of the date hereof (the “Hexcel Registered Intellectual Property”) is subsisting and, to the knowledge of Hexcel, is not invalid or unenforceable. Since January 1, 2017, other than office actions and oppositions received in the ordinary course of prosecution, Hexcel has not received any written claim or notice from any person alleging that the Hexcel Registered Intellectual Property is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Hexcel.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, to Hexcel’s knowledge (i) the operation of the respective businesses of Hexcel or any of the Hexcel Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided by Hexcel or the Hexcel Subsidiaries does not infringe, misappropriate or violate and has not since January 1, 2017 infringed, misappropriated, or otherwise violated any Intellectual Property of any other person, and neither Hexcel nor any of the Hexcel Subsidiaries has received any written allegation of same, and (ii) neither Hexcel nor any of the Hexcel Subsidiaries has, since January 1, 2017, sent any other person an written notice alleging that such person is infringing, misappropriating or otherwise violating Hexcel’s Intellectual Property in a manner that is material to Hexcel’s business, which allegation has not been resolved or would not reasonably be expected to be resolved in the ordinary course of business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, each of Hexcel and the Hexcel Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including using commercially reasonable efforts and taking commercially necessary steps to maintain their material trade secrets in confidence.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, Hexcel does not distribute any Hexcel owned software, the confidential and proprietary nature of the source code to which is material to Hexcel’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by Hexcel, requires Hexcel to also license or make available to such third party any material source code owned by Hexcel.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, each of Hexcel and the Hexcel Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any person, including the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, no person has gained unauthorized access to any IT Assets owned, used, or held for use by Hexcel or any of the Hexcel Subsidiaries or the information stored or contained therein or transmitted thereby.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hexcel, (i) each of Hexcel and the Hexcel Subsidiaries is in compliance, and has since January 1, 2017 complied, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of Hexcel or the Hexcel Subsidiaries; and (ii) each of Hexcel and the Hexcel Subsidiaries has, since January 1, 2017, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

4.18 Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Hexcel or any Hexcel Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Hexcel or any Hexcel Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Hexcel Common Stock (or any of such person’s immediate family members or affiliates) (other than the Hexcel Subsidiaries) on the other hand, of the type required to be reported in any Hexcel SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

4.19 State Takeover Laws. The Board of Directors of Hexcel has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.20 Reorganization. Neither Hexcel nor any of the Hexcel Subsidiaries has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.21 Hexcel Board Recommendation. The Board of Directors of Hexcel has duly adopted resolutions (a) determining that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Hexcel and the holders of shares of Hexcel Common Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directing that this Agreement be submitted to the holders of shares of Hexcel Common Stock for their approval and adoption, (d) recommending that the holders of shares of Hexcel Common Stock vote in favor of the adoption of this Agreement on the terms and subject to the conditions set forth in this Agreement (the “Hexcel Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.3.

4.22 Opinion. Prior to the execution of this Agreement, Goldman Sachs & Co. LLC has delivered to Hexcel its opinion, in writing or orally (in which case such opinion will be subsequently confirmed in writing), to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of shares of Hexcel Common Stock. Such opinion has not been materially amended or rescinded as of the date of this Agreement.

4.23 Hexcel Information. The information relating to Hexcel and the Hexcel Subsidiaries or that is provided by Hexcel or the Hexcel Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Woodward, Merger Sub or any Woodward Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Woodward, Merger Sub or any Woodward Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Any information relating to Hexcel and the Hexcel Subsidiaries or that is provided by Hexcel or the Hexcel Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

4.24 Customers and Suppliers. Since January 1, 2019 through the date of this Agreement, Hexcel and the Hexcel Subsidiaries have not received any written notice from any Hexcel Covered Customer or Hexcel Covered Supplier that such Hexcel Covered Customer or Hexcel Covered Supplier intends to discontinue or substantially reduce its relationship with Hexcel or any Hexcel Subsidiary, terminate or materially and adversely amend any existing material contract with Hexcel or any Hexcel Subsidiary, or not continue as a customer or supplier, as applicable, of Hexcel or any Hexcel Subsidiary. “Hexcel Covered Customer” means any of the top ten (10) customers by revenue derived by Hexcel and the Hexcel Subsidiaries (taken together) during the twelve (12) months ended December 31, 2019, pursuant to which Hexcel or any of the Hexcel Subsidiaries has sold goods and/or services, and Hexcel Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by Hexcel and the Hexcel Subsidiaries (taken together) during the twelve months ended December  31, 2019.

4.25 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Hexcel, (a) Hexcel and the Hexcel Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Hexcel reasonably has determined to be prudent and consistent with industry practice, and Hexcel and the Hexcel Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Hexcel and the Hexcel Subsidiaries, Hexcel or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Hexcel or any Hexcel Subsidiary pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Hexcel nor any Hexcel Subsidiary has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.26 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Hexcel in this ARTICLE IV, neither Hexcel nor any other person makes any express or implied representation or warranty with respect to Hexcel, the Hexcel Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Hexcel hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Hexcel nor any other person makes or has made any representation or warranty to Woodward, Merger Sub or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Hexcel, any Hexcel Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Hexcel in this ARTICLE IV, any oral or written information presented to Woodward, Merger Sub or any of their respective affiliates or Representatives in the course of their due diligence investigation of Hexcel, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Hexcel acknowledges and agrees that neither Woodward, nor Merger Sub, nor any other person has made or is making any express or implied representation or warranty other than those contained in ARTICLE III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Hexcel Disclosure Schedule or the Woodward Disclosure Schedule) or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Hexcel and Woodward shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to (a) conduct its business in the ordinary course in all material respects and (b) maintain and preserve intact its business organization, employees and advantageous business relationships, provided, that with respect to any action which is a subject matter of a subclause of Section 5.2, if such action is permitted by the express terms of such subclause of Section 5.2, such action shall not be a violation of this Section 5.1.

5.2 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Hexcel Disclosure Schedule or the Woodward Disclosure Schedule) neither Hexcel nor Woodward shall, and neither Hexcel nor Woodward shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a) incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings in the ordinary course under any revolving credit facility, settlement facility, commercial paper program, corporate credit facility or other line of credit, in each case existing on the date of this Agreement up to the amount committed thereunder on the date of this Agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of this Agreement and the amendment or replacement contains customary commercial terms consistent in all material respects with the existing facility, and that such facility or program does not delay or impair the ability of the applicable party from consummating the transactions contemplated hereby and is prepayable without additional interest or penalty), (iii) guarantees by Hexcel or any direct or indirect wholly owned Hexcel Subsidiary of indebtedness of Hexcel or any other direct or indirect wholly owned Hexcel Subsidiary, (iv) guarantees by Woodward or any direct or indirect wholly owned Woodward Subsidiary of indebtedness of Woodward or any other direct or indirect wholly owned Woodward Subsidiary, (v) any indebtedness incurred to refinance, roll-over, replace or renew any indebtedness existing on the date of this Agreement, so long as, in each case, (1) the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled-over, replaced or renewed (plus accrued interest, and a reasonable amount of premium, fees and expenses incurred in connection with such refinancing) and (2) such indebtedness is on customary commercial terms consistent in all material respects with the indebtedness being refinanced, rolled-over, replaced or renewed, including that such facility or program does not delay or impair the ability of the applicable party from consummating the transactions contemplated hereby and is prepayable without additional interest or penalty, (vi) indebtedness incurred in respect of letters of credit, performance bonds, surety bonds, appeal bonds or other similar arrangements in the ordinary course, (vii) capital lease, purchase money or equipment financing arrangements entered into in the ordinary course of business, (viii) indebtedness arising from customary cash management and treasury services and the honoring of checks, drafts or similar instruments against insufficient funds or from the endorsement of instruments for collection, in each case, in the ordinary course of business, (ix) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts (1) not entered for speculative purposes and (2) entered into in the ordinary course consistent with past practice and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement and (x) other indebtedness incurred by mutual agreement of Hexcel and Woodward in accordance with Section 6.17;

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Hexcel Securities or Hexcel Subsidiary Securities, in the case of Hexcel, or Woodward Securities or Woodward Subsidiary Securities, in the case of Woodward, except, in each case, (A) subject to Section 6.10, regular quarterly cash dividends by Hexcel and Woodward as set forth on Section 5.2(b)(ii) of the Hexcel Disclosure Schedule, (B) dividends paid by any of the Subsidiaries of each of Hexcel and Woodward to Hexcel or Woodward or any of their wholly-owned Subsidiaries, respectively, or dividends paid by any of their respective non-wholly owned Subsidiary joint ventures in the ordinary course of business as required by any joint venture agreements in effect as of the date of this Agreement and disclosed, in the case of joint ventures, in Section 5.2(b)(ii)(B) of the Hexcel Disclosure Schedule or the Woodward Disclosure Schedule, as applicable or (C) the acceptance of shares of Hexcel Common Stock or Woodward Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, or the payment of dividend equivalents thereon, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) grant any stock options, restricted stock units, performance stock units, phantom stock units, performance shares, restricted shares or other equity-based awards or interests (whether payable in shares, cash or otherwise), or grant any person any right to acquire any Hexcel Securities or Hexcel Subsidiary Securities, in the case of Hexcel, or Woodward Securities or Woodward Subsidiary Securities, in the case of Woodward, in each case other than in the ordinary course of business consistent with past practice, provided that:

(A) each of Woodward and Hexcel may grant service-based restricted stock units in lieu of restricted stock units that provide for performance-based vesting, and

(B) no such awards permitted by this clause (iii) shall provide for (or be covered by any plan or agreement terms that provide for) accelerated vesting solely as a result of the consummation of the transactions contemplated by this Agreement, provided, however:

(I) any such awards granted by Hexcel to a non-employee director of the Board of Directors of Hexcel as (x) a 2020 annual Hexcel RSU Award or (y) a quarterly retainer Hexcel RSU Award (in lieu of cash) may provide for a “double trigger” such that any unvested portion of the award shall vest at the Effective Time if such director does not become a member of the Woodward Board of Directors immediately following the Effective Time,

(II) any such awards granted by Hexcel to an employee of Hexcel or any Hexcel Subsidiary (x) in connection with his or her initial employment therewith, or (y) as an annual refresh award to be granted in the first three months of 2020, may provide for accelerated vesting upon a termination of such employee’s employment without “Cause” (as such term is defined, in the case of a Hexcel executive officer, in the severance agreement or plan applicable to such executive officer, and, in the case of any other Hexcel employee, as set forth in such employee’s latest equity award agreement prior to the date of this Agreement) or a termination of employment by such executive officer for Good Reason (as such term is defined in the severance agreement or plan applicable to such Hexcel executive officer), in either event, that occurs upon or within twenty-four (24) months following the Effective Time, and

(III) any such awards granted by Woodward to an employee of Woodward or any Woodward Subsidiary in connection with his or her initial employment therewith, may provide for the Woodward Double Trigger Vesting (the grants permitted by this Section 5.2(b)(iii), collectively, the “Permitted Grants”); or

(iv) other than the Permitted Grants, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Hexcel Securities or Hexcel Subsidiary Securities, in the case of Hexcel, or Woodward Securities or Woodward Subsidiary Securities, in the case of Woodward, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Hexcel Securities or Hexcel Subsidiary Securities, in the case of Hexcel, or Woodward Securities or Woodward Subsidiary Securities, in the case of Woodward, except pursuant to the exercise of stock options or the settlement of equity compensation awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) to any wholly-owned Subsidiary or to Woodward or Hexcel, as applicable, (ii) in the ordinary course of business or (iii) pursuant to contracts or agreements in force at the date of this Agreement set forth on Section 5.2(c) of the Hexcel Disclosure Schedule or the Woodward Disclosure Schedule, as applicable;

(d) make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or business or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of Hexcel or Woodward, as applicable, in each case other than, with respect to acquisitions of properties and assets, in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement set forth on Section 5.2(d) of the Hexcel Disclosure Schedule or the Woodward Disclosure Schedule, as applicable;

(e) except in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, any Hexcel Contract or Woodward Contract, as the case may be, or make any material change in any instrument or agreement governing any Hexcel Contract or Woodward Contract as the case may be, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Hexcel or Woodward, as the case may be, or (ii) other than in the ordinary course of business consistent with past practice, enter into any contract that would constitute a Hexcel Contract or Woodward Contract, as the case may be, if it were in effect on the date of this Agreement, provided, that with respect to any action which is a subject matter of another subclause of this Section 5.2, if such action is permitted by the express terms of such subclause of this Section 5.2, such action shall not be a violation of this Section 5.2(e);

(f) except as required under applicable Law or the terms of any Hexcel Benefit Plan or Woodward Benefit Plan existing as of the date hereof, as applicable, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than in the ordinary course of business consistent with past practice, (iii) materially increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant (other than in connection with a relocation of an employee in the ordinary course of business or a promotion or change in responsibilities), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (v) grant (other than the Permitted Grants) or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) is greater than $500,000, other than for cause, or (ix) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) greater than $500,000;

(g) settle any claim, suit, action or proceeding, except involving monetary remedies in an amount not in excess of $5,000,000 individually or $20,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries, the Surviving Entity or the Combined Company;

(h) take any action or fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend either party’s certificate of incorporation, bylaws or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

(j) merge or consolidate either party or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries (other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly-owned Subsidiaries, or as permitted under an exception set forth in Sections 5.2(c) or 5.2(d));

(k) enter into any new line of business or discontinue any existing line of business, other than in the ordinary course of business consistent with past practice;

(l) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(m) agree to take or make any commitment to take any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Hexcel and Woodward shall prepare and file with the SEC the Joint Proxy Statement, and Woodward shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Hexcel and Woodward shall each use reasonable best efforts to make such filings within forty-five (45) days after the date of this Agreement. Each of Hexcel and Woodward shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Hexcel and Woodward shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. Woodward shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Hexcel shall furnish all information concerning Hexcel and the holders of shares of Hexcel Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable following the date hereof; (ii) make, or cause to be made, the registrations, declarations and filings (A) required under the HSR Act and (B) required or advisable in connection with obtaining the other Requisite Regulatory Approvals, including if agreed upon by Hexcel and Woodward, appropriate filings and notifications to the European Commission’s Directorate-General for Competition, as promptly as reasonably practicable after the date of this Agreement (and in the case of any filings required under the HSR Act, no later than ten (10) business days after the date of this Agreement); (iii) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such Governmental Entities and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean the expiration or termination of the applicable waiting period under the HSR Act and all regulatory authorizations, consents, clearances, orders and approvals set forth on Section 6.1(b) of the Woodward Disclosure Schedule.

(c) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the parties’ reasonable best efforts, each of Hexcel and the Hexcel Subsidiaries and Woodward and the Woodward Subsidiaries, as applicable, to the extent required in order to obtain the Requisite Regulatory Approvals or any necessary approvals of any other Governmental Entity required for the transactions contemplated hereby as promptly as reasonably practicable or to avoid the consequences in Section 6.1(b)(iv) or otherwise in connection with the Requisite Regulatory Approvals required pursuant to any Competition Law, shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”), provided that neither party nor its Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Effective Time, and provided, further, that nothing shall require either party to, and neither party shall without the consent of the other party, agree or consent to a Divestiture or Remedy that would result in or would reasonably be expected to result in a material adverse effect on the business of the Combined Company and its Subsidiaries, taken as a whole, after giving effect to the Merger. Hexcel and Woodward agree to use reasonable best efforts to: (1) oppose or defend against any investigation, claim, action, suit, arbitration, litigation or proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger or (2) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any investigation, claim, action, suit, arbitration, litigation or proceeding brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.

(d) If Hexcel or Woodward or any of their respective Subsidiaries or affiliates receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), an appropriate response in substantial compliance with such request. If Hexcel or Woodward receives a formal request for additional information or documentary material from the Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), then Hexcel and Woodward will substantially comply with such formal request as soon as reasonably practicable, unless otherwise agreed between Hexcel and Woodward. Hexcel and Woodward shall consult with each other in good faith prior to agreeing, directly or indirectly, to extend any waiting period under the HSR Act or other applicable Law or to any timing agreement with the FTC, the Antitrust Division or any other Governmental Entity.

(e) Each party shall promptly notify the other party of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, to the extent permitted under applicable Law, furnish the other party promptly with all communications received from any Governmental Entity and permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed communication, filing or submission by such party to any Governmental Entity. The parties will coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other party may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any Governmental Entity; provided, however, that materials exchanged pursuant to this Section 6.1 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of Hexcel’s or Woodward’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided, further that the parties hereto may, as they deem advisable and necessary, designate any materials provided to the other pursuant to this Section 6.1 as “outside counsel only.”

Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. Hexcel and Woodward shall (to the extent permitted under applicable Law) consult with the other party in advance of any meeting, discussion or teleconference with any Governmental Entity or, in connection with any proceeding by a private party in connection with the transactions contemplated by this Agreement, with any other person, and, to the extent not prohibited by the Governmental Entity or such other person, give the other party the opportunity to attend and participate in such meetings, discussions and teleconferences. The parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.

(f) Hexcel shall not, and shall cause the Hexcel Subsidiaries not to, and Woodward shall not, and shall cause the Woodward Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing part or all of the assets of or equity of, in any business or any corporation, partnership, association or other business organization or division thereof, or take any other similar action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other similar action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.

(g) Hexcel and Woodward shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Hexcel, Woodward or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws, each of Hexcel and Woodward, for the purposes of performing its respective obligations under this Agreement and enforcing its respective rights under this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and, during such period, each of Hexcel and Woodward shall, and shall cause its respective Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as such party may reasonably request. Neither Hexcel nor Woodward nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Hexcel and Woodward shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated September 1, 2019, between Hexcel and Woodward (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give Woodward or Merger Sub, directly or indirectly, the right to control or direct the operations of Hexcel or the Hexcel Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Hexcel, directly or indirectly, the right to control or direct the operations of Woodward or the Woodward Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Woodward, Merger Sub and Hexcel shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Stockholders Meetings.

(a) Each of Hexcel and Woodward shall call a meeting of its stockholders (the “Hexcel Meeting” and the “Woodward Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Woodward Vote, the Charter Amendment Vote and the Requisite Hexcel Vote required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Hexcel and Woodward shall use its reasonable best efforts to cause such meetings to occur on the same date. Subject to Section 6.3(b), each of Hexcel and Woodward and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of Hexcel and Woodward, as applicable, the Requisite Hexcel Vote, the Requisite Woodward Vote and the Charter Amendment Vote, as applicable, including by communicating to the respective stockholders of Hexcel and Woodward the Hexcel Board Recommendation and the Woodward Board Recommendation, respectively (and including the respective recommendation in the Joint Proxy Statement), and each of Hexcel and Woodward and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Hexcel Board Recommendation, in the case of Hexcel, or the Woodward Board Recommendation, in the case of Woodward, (ii) fail to make the Hexcel Board Recommendation, in the case of Hexcel, or the Woodward Board Recommendation, in the case of Woodward, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Hexcel Board Recommendation, in the case of Hexcel, or the Woodward Board Recommendation, in the case of Woodward, in each case within ten (10) business days (or such fewer number of days as remains prior that date that is two (2) business days prior to the Hexcel Meeting or the Woodward Meeting, as applicable) after an Acquisition Proposal is made public (upon a request by the other party to do so), or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”).

(b) Notwithstanding the foregoing, subject to Section 8.1 and Section 8.2, if the Board of Directors of Hexcel or Woodward, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that taking such action would be required to comply with its fiduciary duties under applicable Law, such Board of Directors may, in the case of Hexcel, prior to the receipt of the Requisite Hexcel Vote, and in the case of Woodward, prior to the receipt of the Requisite Woodward Vote, make a Recommendation Change and submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that taking such action would nevertheless be required to comply with its fiduciary duties under applicable Law. No Recommendation Change may be made with respect to an Acquisition Proposal if such Acquisition Proposal was solicited in violation of Section 6.13. Any change in the economic terms of or any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3 (except that the notice period shall be shortened to three (3) business days).

(c) Except as required by Law or as Hexcel and Woodward may mutually agree, neither Hexcel nor Woodward shall adjourn or postpone the Hexcel Meeting or the Woodward Meeting beyond the date on which the Hexcel Meeting or the Woodward Meeting, as the case may be, was (or was required to be) originally scheduled; provided that Hexcel and Woodward shall:

(i) be permitted to adjourn or postpone its own stockholder meeting (i.e., the Hexcel Meeting or the Woodward Meeting, as the case may be), if (A) as of the time for which such meeting is originally scheduled there are insufficient shares of Hexcel Common Stock or Woodward Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (B) in the case of the Hexcel Meeting, the Board of Directors of Hexcel has made a Recommendation Change and, in the case of the Woodward Meeting, Board of Directors of Woodward has made a Recommendation Change, or (C) a change to the method or structure of effecting the combination of Hexcel and Woodward is to be effected pursuant to Section 6.15, provided, further, that in no event shall Hexcel or Woodward adjourn or postpone the Hexcel Meeting or the Woodward Meeting, as applicable, pursuant to this clause (i) more than two (2) times and by more than forty-five (45) calendar days in the aggregate with respect to all such adjournments or proposals; and

(ii) at Hexcel’s request, cause to be adjourned or postponed the Woodward Meeting, or at Woodward’s request, cause to be adjourned or postponed the Hexcel Meeting, if (A) the Board of Directors of the non-requesting party has made a Recommendation Change or (B) a change to the method or structure of effecting the combination of Hexcel and Woodward is to be effected pursuant to Section 6.15, provided, further, that in no event shall Hexcel or Woodward be obligated to adjourn or postpone the Hexcel Meeting or the Woodward Meeting, as applicable, pursuant to this clause (ii) more than two (2) times and by more than forty-five (45) calendar days, in the aggregate with respect to all such adjournments or proposals;

provided, however, that, if either the Hexcel Meeting or the Woodward Meeting, as the case may be, is adjourned or postponed pursuant to either the foregoing clause (i) or (ii), the other of the Hexcel Meeting or the Woodward Meeting, as the case may be, may be correspondingly adjourned or postponed and such adjournment or postponement shall not affect the aggregate time limits contemplated by the foregoing clause (i) or (ii).

(d) Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Hexcel Meeting shall be convened and this Agreement shall be submitted for adoption by the stockholders of Hexcel at the Hexcel Meeting and (y) the Woodward Meeting shall be convened and the Share Issuance and Charter Amendment shall be submitted to the stockholders of Woodward at the Woodward Meeting, and nothing contained herein shall be deemed to relieve either Hexcel or Woodward of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Hexcel and Woodward shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in ARTICLE VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Hexcel or Woodward or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing and Delisting. Woodward shall use its reasonable best efforts to cause the shares of Woodward Common Stock to be issued in the Merger to be approved for listing on the Nasdaq or the NYSE (as the parties mutually agree), subject to official notice of issuance, prior to the Effective Time. Hexcel and Woodward shall cooperate in good faith to obtain the ticker symbol of “WXL” for the Combined Company from and after the Closing. Hexcel shall cooperate with Woodward and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Entity of the shares of Hexcel Common Stock from the NYSE and the deregistration of the shares of Hexcel Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.6 Employee Benefit Plans.

(a) Hexcel and Woodward acknowledge and agree that (i) for purposes of the Woodward Amended and Restated Executive Change-in-Control Severance Agreements (or substantially similarly titled agreement) entered into with certain employees of Woodward or any Woodward Subsidiaries, the completion of the transactions contemplated herein will constitute a “Change in Control” as defined therein, and (ii) for purposes of the Hexcel Benefit Plans listed on Section 6.6(a) of the Hexcel Disclosure Schedule, the completion of the transactions contemplated herein will constitute a “Change in Control” or similar term.

(b) The Combined Company agrees to honor in accordance with their terms all Hexcel Benefit Plans and Woodward Benefit Plans (subject to Section 6.6(d)). In order to further an orderly transition and integration, Hexcel and Woodward shall cooperate in good faith in reviewing, evaluating and analyzing the Hexcel Benefit Plans and Woodward Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Hexcel Benefit Plans or Woodward Benefit Plans, as applicable, that will apply with respect to employees of the Combined Company and its Subsidiaries after the Effective Time (collectively, the “New Benefit Plans”), and the Combined Company shall use its commercially reasonable efforts to cause the New Benefit Plans, to the extent permitted by applicable Law, to (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Hexcel Benefit Plans, on the one hand, and those covered by Woodward Benefit Plans, on the other hand, at the Effective Time. Until such time as the New Benefit Plans are determined and/or established, the legacy Woodward employees will participate in Woodward Benefit Plans and the legacy Hexcel employees will participate in Hexcel Benefit Plans in accordance with their applicable terms including eligibility, in each case while employed by the Combined Company and its Subsidiaries and subject to the terms of such plans, and it is understood and agreed that participation in New Benefit Plans may commence on different dates following the Effective Time for different plans. Notwithstanding the foregoing, from the Effective Time the Combined Company or its Subsidiaries shall provide to each legacy Hexcel employee and Woodward employee, at least the same annual base salary or wage rate, during the portion of the one year period immediately following the Effective Time that each such employee remains employed by the Combined Company or its Subsidiaries and severance benefits and protections in the event of an applicable qualifying termination that occurs during the one year period immediately following the Effective Time, in each case, that were in effect for such employee of Hexcel or Woodward, as applicable, or their respective Subsidiaries, as of immediately prior to the Effective Time.

(c) With respect to any New Benefit Plans in which any employees of Hexcel or Woodward (or their respective Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Combined Company shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Benefit Plans in which such employees first become eligible to participate after the Effective Time, except to the extent such preexisting conditions, exclusions or waiting periods would apply under the analogous Hexcel Benefit Plan or Woodward Benefit Plan, as the case may be, (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a Hexcel Benefit Plan or Woodward Benefit Plan (to the same extent that such credit was given under the analogous Hexcel Benefit Plan or Woodward Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such employees first become eligible to participate after the Effective Time, and (iii) recognize all service of such employees with Hexcel or Woodward, as applicable, and their respective Subsidiaries (and any predecessor entities), for all purposes in any New Benefit Plan in which such employees first become eligible to participate after the Effective Time to the same extent that such service was taken into account under the analogous Hexcel Benefit Plan or Woodward Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(d) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Hexcel or Woodward or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, the Combined Company, Woodward, Hexcel or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, the Combined Company, Woodward, Hexcel or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Hexcel or Woodward or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Woodward Benefit Plan, Hexcel Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Woodward or any Woodward Subsidiary (or, after the Effective Time, the Combined Company or any of its Subsidiaries) or their respective affiliates to amend, modify or terminate any particular Woodward Benefit Plan, Hexcel Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Hexcel or Woodward or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Certain Tax Matters. (i) Hexcel shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to obtain the tax opinion referenced in Section 7.2(d) and (ii) each of Hexcel, Woodward and Merger Sub shall, and shall cause each of its respective Subsidiaries to, use reasonable efforts to execute and deliver a customary tax representation letter that includes the representations referred to in Section 7.2(d) as of the date of the Joint Proxy Statement, if required, and as of the Closing Date to each counsel referred to in Section 9.5 in form and substance reasonably satisfactory to such counsel.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Combined Company shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the maximum extent permitted by applicable Law, such persons that are indemnified as of the date of this Agreement by Hexcel pursuant to the Hexcel Certificate of Incorporation, the Hexcel Bylaws, the governing or organizational documents of any Hexcel Subsidiary and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.8(a) of the Hexcel Disclosure Schedule (in each case, when acting in such capacity) (collectively, the “Hexcel Indemnified Parties”) and such persons that are indemnified as of the date of this Agreement by Woodward pursuant to the Woodward Certificate of Incorporation, the Woodward Bylaws, the governing or organizational documents of any Woodward Subsidiary and any indemnification agreements in existence as of the date hereof and disclosed in

Section 6.8(a) of the Woodward Disclosure Schedule (in each case, when acting in such capacity) (collectively, the “Woodward Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Hexcel or any Hexcel Subsidiary, or of Woodward or any Woodward Subsidiary, and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Hexcel Indemnified Party or Woodward Indemnified Party, to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Combined Company shall cause to be maintained in effect insurance coverage equivalent to the coverage under the current policies of directors’ and officers’ liability insurance maintained by Hexcel as of the date hereof (provided, that the Combined Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Combined Company shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Hexcel for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Combined Company shall cause to be maintained policies of insurance which, in the Combined Company’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Hexcel may, or at Woodward’s request shall, obtain at or prior to the Effective Time a six (6)-year “tail” policy under Hexcel’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Hexcel Indemnified Party and his or her heirs and Representatives. If the Combined Company, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other person or engages in any similar transaction, then in each such case, the Combined Company or the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Combined Company or the Surviving Entity, as applicable, will expressly assume the obligations set forth in this Section 6.8.

6.9 Advice of Changes. Hexcel and Woodward shall each, on or before the Closing Date, promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Sections 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10 Dividends. After the date of this Agreement, each of Hexcel and Woodward shall coordinate with the other the declaration of any dividends in respect of Hexcel Common Stock and Woodward Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of shares of Hexcel Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Hexcel Common Stock and any shares of Woodward Common Stock any such holder receives in exchange therefor in the Merger.

6.11 Stockholder Litigation. Hexcel and Woodward shall give each other prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Hexcel and Woodward shall give each other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. Neither Hexcel or Woodward shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that, without limiting the foregoing, each party shall use reasonable best efforts so that any settlement of any such litigation includes a full release of the other party and its affiliates and does not impose any material injunction or other material equitable relief after the Effective Time upon the Combined Company, the Surviving Entity or any of their respective affiliates.

6.12 Corporate Governance; Headquarters; Other Matters.

(a) Prior to the Effective Time, Woodward shall take all action necessary to cause the Board of Directors of the Combined Company to consist, as of the Effective Time, of ten (10) directors (i) five (5) of whom shall be persons designated by Hexcel from among the current directors of Hexcel as of the date hereof (each a “Hexcel Director Designee”), which shall include Nick L. Stanage, and (ii) five (5) of whom shall be persons designated by Woodward from among the current directors of Woodward as of the date hereof (each a “Woodward Director Designee” and together with the Hexcel Director Designees, the “Director Designees), which shall include Thomas A. Gendron. Each of the Director Designees, with the exception of Nick L. Stanage and Thomas A. Gendron, shall meet the independence standards of the Nasdaq or the NYSE, as applicable, in each case as may be applicable to the Combined Company as of the Effective Time. The Director Designees shall initially be allocated in the classes as mutually agreed by Hexcel and Woodward prior to the Effective Time.

(b) The initial composition of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of the Board of Directors of the Combined Company, respectively, shall be mutually agreed by Hexcel and Woodward prior to the Effective Time.

(c) Effective as of the Effective Time, Thomas A. Gendron shall serve as Executive Chairman of the Board of Directors of the Combined Company and Nick L. Stanage shall serve as the Chief Executive Officer of the Combined Company. The Lead Director of the Combined Company shall be mutually agreed by Hexcel and Woodward prior to the Effective Time.

(d) Subject to the receipt of the Charter Amendment Vote, the name of the Combined Company as of the Effective Time shall be “Woodward Hexcel, Inc.”.

(e) As of the Effective Time, the headquarters of the Combined Company shall be located at Fort Collins, Colorado.

6.13 Acquisition Proposals.

(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective directors and officers not to, and shall not permit its and their other respective Representatives to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Hexcel Vote, in the case of Hexcel, or the Requisite Woodward Vote, in the case of Woodward, a party receives a bona fide written Acquisition Proposal not solicited in violation of this Section 6.13, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal and such person’s Representatives if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that taking such actions would be required to comply with its fiduciary duties under applicable Law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party, and shall otherwise permit such party to comply with its obligations herein. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Hexcel or Woodward, as applicable, with respect to any Acquisition Proposal, and request the return or destruction of any confidential information previously delivered to any such person pursuant to the terms of any confidentiality agreement to the extent provided by such agreement.

(b) Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal (other than amendments or revisions that are immaterial in all respects). Each party shall use its reasonable best efforts to enforce any confidentiality agreements (other than “standstill” provisions therein) to which it or any of its Subsidiaries is or becomes a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to Hexcel or Woodward, as applicable, other than the Merger, any offer, proposal or inquiry, or any third-party indication of interest, by or on behalf of any third party, relating to (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party (or its affiliates) beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, which would, in the case of this clause (iii), result in the stockholders of such party prior to such transaction ceasing to own at least seventy-five percent (75%), directly or indirectly, of such party or its applicable Subsidiaries.

(c) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.14 Public Announcements. Hexcel and Woodward agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that, without limiting Section 6.3, no public release or announcement or other public statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable Law or the rules or regulations of any stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (b) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.14, or (c) for releases, announcements or statements made in connection with a Recommendation Change or in connection with litigation between the parties.

6.15 Change of Method. Without limiting the terms of this Agreement (a) Hexcel and Woodward shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Hexcel and Woodward (including the provisions of ARTICLE I), if and to the extent they both deem such change to be necessary, appropriate or desirable or (b) if, at any time during the period beginning on the date that is forty (40) days after the date of this Agreement and ending on the later of (x) the time that the S-4 shall have become effective under the Securities Act and (y) the date that is sixty (60) days after the date of this Agreement, either of the Boards of Directors of Woodward or Hexcel determines in good faith that a change in the structure of effecting the combination of Hexcel and Woodward to a Direct Merger would be in the best interests of the Combined Company following the Merger, upon written notice to the other party of such determination, Woodward and Hexcel shall take all action necessary, and cooperate in good faith, to effect such change in structure, including by making effective amendments to this Agreement (including the provisions of ARTICLE I) and to the S-4 to the extent necessary in connection therewith, provided that such notice may only be delivered following good faith consultation with the other party; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Woodward Common Stock received by holders of shares of Hexcel Common Stock in exchange for each share of Hexcel Common Stock, unless, in connection with any change effected pursuant to the foregoing clause (b), the economic benefits that are intended to accrue to Woodward’s stockholders and Hexcel’s stockholders pursuant to the terms of this Agreement and the transactions contemplated hereby are identical in all but de minimis respects, (ii) adversely affect the Tax treatment of Woodward’s stockholders or Hexcel’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Hexcel, Woodward, the Combined Company and/or their respective Subsidiaries pursuant to this Agreement, or (iv) would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement or delay the consummation of such transactions beyond the Termination Date. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.16 Takeover Statutes. None of Hexcel, Woodward, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement or the Merger, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the Merger, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17 Financing and Indebtedness. During the period from the date of this Agreement to the Effective Time, the parties hereto shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and the other transactions contemplated by this Agreement, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes.

6.18 Exemption from Liability Under Section 16(b). Hexcel and Woodward agree that, in order to most effectively compensate and retain the officers and directors of Hexcel subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Hexcel Insiders”), both prior to and after the Effective Time, it is desirable that Hexcel Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Hexcel Common Stock into shares of Woodward Common Stock in the Merger and the conversion of Hexcel Equity Awards into corresponding Woodward Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. Hexcel shall deliver to Woodward in a reasonably timely fashion prior to the Effective Time accurate information regarding the Hexcel Insiders, and the Boards of Directors of Hexcel, Woodward, and the Combined Company, as applicable, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Hexcel) any dispositions of Hexcel Common Stock or Hexcel Equity Awards by the Hexcel Insiders, and (in the case of Woodward) any acquisitions of Woodward Common Stock or Woodward Equity Awards by any Hexcel Insiders who, immediately following the Merger, will be officers or directors of the Combined Company subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.19 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable Law and Section 6.2, each of Hexcel and Woodward shall, and shall cause its Subsidiaries to, during normal business hours, reasonably cooperate with the other party and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Hexcel and Woodward. Neither Hexcel, Woodward nor any of their respective Subsidiaries shall be required to take any action under this Section 6.19 if such action would unduly disrupt its business.

6.20 Merger Sub Approval. Promptly following the execution of this Agreement, Woodward shall take all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Merger, to be adopted by the sole stockholder of Merger Sub.

6.21 Charter Amendment Vote. If the Charter Amendment Vote is not received at the Woodward Stockholder Meeting or any adjournment or postponement thereof, the Combined Company shall cause the Charter Amendment to be submitted to the holders of shares of Woodward Common Stock for their approval at the next annual meeting of its stockholders occurring following the Closing Date, and the Combined Company and the Board of Directors of the Combined Company shall recommend that the holders of shares of Woodward Common Stock vote in favor of, and use reasonable best efforts to take all action necessary to obtain, the Charter Amendment Vote at such annual meeting and cause the Charter Amendment to become effective immediately after the receipt of the Charter Amendment Vote.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. This Agreement shall have been adopted by the stockholders of Hexcel by the Requisite Hexcel Vote and the Share Issuance shall have been approved by the stockholders of Woodward by the Requisite Woodward Vote.

(b) Listing. The shares of Woodward Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the Nasdaq or the NYSE, as applicable, subject to official notice of issuance.

(c) Regulatory Approvals. (i) Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; and (ii) all other Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or preventing the consummation of the Merger shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Hexcel. The obligation of Hexcel to effect the Merger is also subject to the satisfaction, or waiver by Hexcel, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Woodward and Merger Sub set forth in Section 3.2(a), Section 3.3(a) and Section 3.7(a) (in each case after giving effect to the lead-in to ARTICLE III) shall be true and correct (other than, in the case of Section 3.2(a) and Section 3.3(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Woodward and Merger Sub set forth in Section 3.1(a), and Section 3.6 (in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Woodward and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to ARTICLE III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward. Hexcel shall have received a certificate dated as of the Closing Date and signed on behalf of Woodward by the Chief Executive Officer or the Chief Financial Officer of Woodward to the foregoing effect.

(b) Performance of Obligations of Woodward. Woodward shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Hexcel shall have received a certificate dated as of the Closing Date and signed on behalf of Woodward by the Chief Executive Officer or the Chief Financial Officer of Woodward to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Woodward.

(d) Federal Tax Opinion. Hexcel shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Hexcel, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Hexcel, Woodward and Merger Sub, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Woodward and Merger Sub. The obligation of Woodward and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Woodward, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Hexcel set forth in Section 4.2(a), Section 4.3(a) and Section 4.7(a) (in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct (other than, in the case of Section 4.2(a) and Section 4.3(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Hexcel set forth in Section 4.1(a), and Section 4.6 (in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Hexcel set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to ARTICLE IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel. Woodward shall have received a certificate dated as of the Closing Date and signed on behalf of Hexcel by the Chief Executive Officer or the Chief Financial Officer of Hexcel to the foregoing effect.

(b) Performance of Obligations of Hexcel. Hexcel shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Woodward shall have received a certificate dated as of the Closing Date and signed on behalf of Hexcel by the Chief Executive Officer or the Chief Financial Officer of Hexcel to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Hexcel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (except in the case of Section 8.1(f) or Section 8.1(g)) after receipt of the Requisite Hexcel Vote or the Requisite Woodward Vote:

(a) by mutual written consent of Hexcel and Woodward;

(b) by either Hexcel or Woodward if (i) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any court or Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger, unless the failure to obtain a Requisite Regulatory Approval or the issuance of such order, injunction, decree or other legal restraint, as applicable, shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either Hexcel or Woodward if the Merger shall not have been consummated on or before December 31, 2020 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either Hexcel or Woodward (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Woodward, in the case of a termination by Hexcel, or Hexcel, in the case of a termination by Woodward, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Hexcel, or Section 7.3, in the case of a termination by Woodward, and which is not cured within thirty (30) days (or such fewer days as remain prior to the Termination Date) following written notice to Woodward, in the case of a termination by Hexcel, or Hexcel, in the case of a termination by Woodward, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by either Hexcel or Woodward if (i) the Requisite Hexcel Vote shall not have been obtained following a vote taken at the Hexcel Meeting (unless such Hexcel Meeting has been validly adjourned or postponed, or validly requested by Woodward to be adjourned or postponed, in accordance with Section 6.3, in which case at the final adjournment or postponement thereof) upon the adoption of this Agreement by the stockholders of Hexcel or (ii) the Requisite Woodward Vote shall not have been obtained following a vote taken at the Woodward Meeting (unless such Woodward Meeting has been validly adjourned or postponed, or validly requested by Hexcel to be adjourned or postponed, in accordance with Section 6.3, in which case at the final adjournment or postponement thereof) upon the approval of the Share Issuance by the stockholders of Hexcel;

(f) by Woodward, at any time prior to obtaining the Requisite Hexcel Vote, if (i) Hexcel or the Board of Directors of Hexcel shall have made a Recommendation Change or (ii) there has been a Willful Breach by Hexcel (including by the Board of Directors of Hexcel) of its obligations under Sections 6.3 or 6.13(a); or

(g) by Hexcel, at any time prior to obtaining the Requisite Woodward Vote, if (i) Woodward or the Board of Directors of Woodward shall have made a Recommendation Change or (ii) there has been a Willful Breach by Woodward (including by the Board of Directors of Woodward) of its obligations under Sections 6.3 or 6.13(a) in any material respect.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Hexcel or Woodward as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Hexcel, Woodward, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14, this Section 8.2 and ARTICLE IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Hexcel nor Woodward shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means, with respect to any party, a material breach or failure to perform that is the consequence of an act or omission of such party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement

(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Woodward or shall have been made directly to the stockholders of Woodward or any person shall have publicly announced an Acquisition Proposal (and not withdrawn at least two (2) business days prior to the Woodward Meeting), in each case with respect to Woodward and (A) thereafter (x) this Agreement is terminated by either Hexcel or Woodward pursuant to Section 8.1(c) without the Requisite Woodward Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or, with respect to those conditions that by their nature can only be satisfied at the Closing, were capable of being satisfied as of the date of such termination), or (y) this Agreement is terminated by Hexcel pursuant to Section 8.1(d) or either Hexcel or Woodward pursuant to Section 8.1(e)(ii) and (B) prior to the date that is twelve (12) months after the date of such termination, Woodward enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Woodward shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Hexcel, by wire transfer of same-day funds, a fee equal to two hundred and fifty million dollars ($250,000,000) (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii) In the event that this Agreement is terminated by Hexcel pursuant to Section 8.1(g), or is terminated by Woodward or Hexcel pursuant to Section 8.1(e)(ii) at such time as Hexcel was entitled to terminate this Agreement pursuant to Section 8.1(g), then Woodward shall pay Hexcel, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Hexcel or shall have been made directly to the stockholders of Hexcel or any person shall have publicly announced an Acquisition Proposal (and not withdrawn at least two (2) business days prior to the Hexcel Meeting), in each case with respect to Hexcel and (A) thereafter (x) this Agreement is terminated by either Hexcel or Woodward pursuant to Section 8.1(c) without the Requisite Hexcel Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or, with respect to those conditions that by their nature can only be satisfied at the Closing, were capable of being satisfied as of the date of such termination), or (y) this Agreement is terminated by Woodward pursuant to Section 8.1(d) or either Hexcel or Woodward pursuant to Section 8.1(e)(i) and (B) prior to the date that is twelve (12) months after the date of such termination, Hexcel enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Hexcel shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Woodward, by wire transfer of same-day funds, the Termination Fee; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii) In the event that this Agreement is terminated by Woodward pursuant to Section 8.1(f), or is terminated by Woodward or Hexcel pursuant to Section 8.1(e)(i) at such time as Woodward was entitled to terminate this Agreement pursuant to Section 8.1(f), then Hexcel shall pay Woodward, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d) Except in the case of a Willful Breach by Hexcel or Woodward, as the case may be which shall each be subject to Section 8.2(a), following the termination of this Agreement in accordance with its terms, the payment of the Termination Fee by Hexcel or Woodward, in circumstances in which it is due pursuant to the terms of this Agreement, together with any amounts payable pursuant to Section 8.2(e) in connection therewith, shall be the sole and exclusive remedy of the other party under this Agreement. Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either Hexcel or Woodward be required to pay the Termination Fee, as applicable, more than once.

(e) Each of Hexcel and Woodward acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Hexcel or Woodward, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, as applicable, or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Hexcel or Woodward, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Hexcel Vote or the Requisite Woodward Vote; provided, however, that after the receipt of the Requisite Hexcel Vote or the Requisite Woodward Vote, there may not be, without further approval of the stockholders of Hexcel or Woodward, as applicable, any amendment of this Agreement that requires such further approvals under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

9.2 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Hexcel Vote or the Requisite Woodward Vote, there may not be, without further approval of the stockholders of Hexcel or Woodward, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.8 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Woodward and Hexcel. Except as set forth in Section 2.2(c), subject to the occurrence of the Closing, Woodward will pay or cause to be paid all transfer (including real estate transfer), stamp and documentary Taxes imposed on Woodward, Hexcel, the Combined Company or their respective subsidiaries as a result of the consummation of the Merger.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Woodward or Merger Sub, to:

Woodward, Inc.
1081 Woodward Way
Fort Collins, Colorado 80524
	Attention:	A. Christopher Fawzy
	E-mail:	Chris.Fawzy@woodward.com

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
	Attention:	Larry W. Sonsini
Martin W. Korman
C. Derek Liu
	E-mail:	LSonsini@wsgr.com
MKorman@wsgr.com
DLiu@wsgr.com

and

(b)	if to Hexcel, to:

Hexcel Corporation
281 Tresser Blvd., Two Stamford Plaza
Stamford, CT 06901
Attention: Gail Lehman, Executive Vice President and General Counsel
E-mail: gail.lehman@hexcel.com
legalnotices@hexcel.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Andrew J. Nussbaum
Gordon S. Moodie
	E-mail:	AJNussbaum@wlrk.com
GSMoodie@wlrk.com

and

(c)	if to the Combined Company or the Surviving Entity, to:

Woodward Hexcel, Inc. Or Hexcel Corporation
1081 Woodward Way
Fort Collins, Colorado 80524
	Attention:	Nick L. Stanage
	E-mail:	Nick.Stanage@hexcel.com

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

	Attention:	Larry W. Sonsini
Martin W. Korman
C. Derek Liu
	E-mail:	LSonsini@wsgr.com
MKorman@wsgr.com
DLiu@wsgr.com

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Andrew J. Nussbaum
Gordon S. Moodie
	E-mail:	AJNussbaum@wlrk.com
GSMoodie@wlrk.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Woodward means the actual knowledge of any of the persons listed on Section 9.6 of the Woodward Disclosure Schedule, and the “knowledge” of Hexcel means the actual knowledge of any of the persons listed on Section 9.6 of the Hexcel Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iii) the term “made available” means any document or other information that was (a) provided in writing by one party or its Representatives to the other party and its Representatives at least one (1) day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) day prior to the date hereof, or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof. The Woodward Disclosure Schedule and the Hexcel Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction .

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (which may be withheld by such other party in its sole discretion). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HEXCEL CORPORATION

By:	/s/ Nick L. Stanage
Name: Nick L. Stanage
Title: Chairman, Chief Executive Officer and President

WOODWARD, INC.

By:	/s/ Thomas A. Gendron
Name: Thomas A. Gendron
Title: Chairman, Chief Executive Officer and President

GENESIS MERGER SUB, INC.

By:	/s/ A. Christopher Fawzy
Name: A. Christopher Fawzy
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Amended and Restated Combined Company Charter

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WOODWARD, INC.

Adopted in accordance with

the provisions of Sections 242 and 245

of the General Corporation Law

of the State of Delaware.

Woodward, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), does hereby certify under the seal of the Corporation as follows:

(1)

That the name under which the Corporation was originally incorporated was “New Wood Company,” the present name of the Corporation is Woodward, Inc., and that the date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware was November 18, 1976.

(2)	That the Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on April 27, 2006.

(3)	That the Restated Certificate of Incorporation was amended on January 23, 2008 and January 26, 2011.

(4)

That this Amended and Restated Certificate of Incorporation, which amends, restates and integrates the provisions of the Restated Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

(5)	That the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety in the form which is attached hereto and marked EXHIBIT A.

IN WITNESS WHEREOF, Woodward, Inc. has caused this instrument to be executed this [●] day of [●], 20[●].

[●]

By:
Name:
Title:

EXHIBIT A

RESTATED CERTIFICATE OF INCORPORATION

OF

WOODWARD HEXCEL, INC.

A Delaware Corporation

FIRST. The name of the Corporation is Woodward Hexcel, Inc.

SECOND. The address of the registered office of the Corporation in the State of Delaware is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware as set forth in Title 8 of the Delaware Code. Without limiting in any manner the scope and generality of the foregoing, the nature of the business or purposes to be conducted or promoted by the Corporation includes:

A. To carry on and conduct any and every kind of manufacturing, distribution and service business; to manufacture, process, fabricate, rebuild, service, purchase or otherwise acquire, to design, invent or develop, to import or export, and to distribute, lease, sell, assign or otherwise dispose of and generally deal in and with raw materials, products, goods, wares, merchandise and real and personal property of every kind and character; and to provide services of every kind and character.

B. To acquire, own, hold, use, lease, mortgage, pledge, sell, convey, or otherwise dispose of and deal in lands, leaseholds, and any interest, estates and rights in real property, any personal or mixed property, and any tangible or intangible property, legal and equitable.

C. In general, to possess and exercise all the powers and privileges granted by the General Corporation Law of Delaware or by any other law of Delaware or by this Certificate of Incorporation together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 300,000,000, of which 290,000,000 shares shall be Common Stock with a par value of $0.001455 per share, and 10,000,000 shares shall be Preferred Stock with a par value of $0.003 per share.

The Preferred Stock may be issued from time to time in one or more series, with each such series to consist of such number of shares and to have such voting powers (whether less than, equal to or greater than one vote per share), or limited voting powers or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors, and the Board of Directors is expressly vested with authority to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock without a vote of the holders of the shares of Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the resolution or resolutions of the Board of Directors providing for the issue of the series of Preferred Stock.

FIFTH. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation shall be required (i) for the adoption of any amendment, alteration, change or repeal of any provision of this Certificate of Incorporation, (ii) for the adoption of any agreement for the merger or consolidation of the Corporation with or into any other corporation, (iii) to authorize any sale, lease or exchange of all or substantially all of the assets of the Corporation, or (iv) to authorize the dissolution of the Corporation. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement to which the Corporation is a party.

SIXTH. The holders of Common Stock of the Corporation shall be entitled to cumulative voting rights in the election of directors, which means that in each election of directors each holder of Common Stock shall be entitled to cast as many votes as the number of shares of Common Stock held by such holder multiplied by the number of directors to be elected and may cast all such votes for the election of one nominee or distribute such votes among two or more nominees as such holder chooses.

SEVENTH. The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In connection with such management the directors shall be guided by the philosophy and concepts of human and industrial association of the Corporation as expressed in its Constitution. The Board of Directors shall have the sole power to establish the rights, qualifications, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members and that from time to time shall affect the power of the Board of Directors to manage the business and affairs of the Corporation. Without limiting in any manner the scope and generality of the foregoing, the Board of Directors shall have the sole power (i) to elect and empower the officers of the Corporation, (ii) to designate and empower committees of the Board of Directors, (iii) to determine the time, place, notice, quorum and voting requirements of meetings of the Board of Directors and any committee thereof, and (iv) to determine the manner in which action by the Board of Directors may be taken.

B. The Board of Directors shall have concurrent power with the stockholders to adopt, amend or repeal the By-Laws of the Corporation; provided, however, that (i) the By-Laws of the Corporation shall not be adopted, amended or repealed by the stockholders except by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation, and (ii) no By-Law may be adopted by the stockholders which shall impair or impede the power of the Board of Directors under paragraph A of this Article SEVENTH.

C. The number of directors of the Corporation which shall constitute the whole Board of Directors shall be not less than six, the exact number of directors and the exact number of directors in each class to be determined from time to time by the Board of Directors. Election of directors need not be by written ballot unless the By-Laws so provide.

(1)

The Board of Directors shall be divided into three classes, Class I, Class II, and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall hold office until the annual meeting of stockholders next ensuing, each initial director in Class II shall hold office until the annual meeting of stockholders one year thereafter, and each initial director in Class III shall hold office until the annual meeting of stockholders two years thereafter.

(2)

If the number of directors is changed, any increase or decrease shall be apportioned among the three classes so as to maintain the number of directors in each class as nearly equal as possible. In no case will a decrease in the number of directors shorten the term of any incumbent director.

(3)

Should a vacancy occur or be created, whether arising through resignation, retirement, removal from office, disqualification, or death or through an increase in the number of directors, such vacancy shall be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy shall hold office for the remaining term of the class in which the vacancy shall have occurred or shall have been created.

(4)

Notwithstanding any of the foregoing provisions of this paragraph C of Article SEVENTH, each director shall serve until his or her successor is elected and qualified or until his or her earlier resignation, retirement, removal from office, disqualification or death.

(5)

Any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation.

(6)	All action by stockholders shall be taken at a meeting duly called and held. The stockholders of the Corporation may not act by written consent.

(7)

Special meetings of the stockholders for any proper purpose or purposes may be called by the Board of Directors or by the Chairman of the Board of Directors, and shall be called upon a request in writing therefor stating the purpose or purposes thereof signed by the holders of two-thirds of the outstanding shares of Common Stock of the Corporation.

EIGHTH. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

NINTH. The Corporation shall indemnify each director, officer, employee or agent of the Corporation and each person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise in the manner and to the extent provided in the By-Laws of the Corporation as the same may be amended from time to time.

TENTH. A director of the corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

ELEVENTH. Subject to the provisions of Article FIFTH of this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or thereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Exhibit B

Bylaw Amendment

Exhibit B

Bylaw Amendment

Effective as of the Effective Time, the Bylaws of the Combined Company shall be amended to include the following:

•

Until the second anniversary of the Closing, neither the initial Executive Chairman or Chairman or Chief Executive Officer of the Company may be removed from office without the affirmative vote of 75% of the directors then in office entitled to vote thereon.

•	The Executive Chairman and the Chief Executive Officer both report to the Board of Directors.

•	The Executive Chairman, in addition to the duties of the Chairman of a board of directors of a public company, will have the following duties:

•	together with the Chief Executive Officer, work on the integration of Hexcel and Woodward and post-Closing transition matters,

•	coordinate with the Chief Executive Officer regarding the strategic direction of the Combined Company, and

•	take on other projects as may be mutually agreed by the Executive Chairman and the Chief Executive Officer.

•	The Executive Chairman will become the non-Executive Chairman from and after the one-year anniversary of the Closing.

•

The current Chief Executive Officer of Hexcel, in his capacity as the Chief Executive Officer of the Combined Company, will become the Chairman of the Combined Company as of the two-year anniversary of the Closing.

•	Bylaws implementing the foregoing will not be subject to amendment by the Board of Directors without the affirmative vote of 75% of the directors then in office.

Exhibit C

Woodward Bylaws

Exhibit C

BYLAWS OF

WOODWARD, INC

AMENDED AND RESTATED ON JANUARY 11, 2020

Page
Section 9.9	Certain Definitions	A-100

Section 9.10	Survival of Indemnification and Advancement of Expenses	A-100

Section 9.11	Limitation on Indemnification	A-101

Section 9.12	Indemnification of Employees and Agents	A-101

Section 9.13	Enforceability	A-101

ARTICLE X AMENDMENTS		A-101

Section 10.1	Bylaw Amendments	A-101

BYLAWS

OF

WOODWARD, INC

Amended and Restated on January 11, 2020

ARTICLE I

OFFICES

Section 1.1 Registered Office

The registered office of Woodward, Inc. (the “Corporation”) is in the City of Wilmington, County of New Castle, State of Delaware.

Section 1.2 Other Offices

The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1 Place of Meetings

Meetings of the stockholders of the Corporation must be held at such places, either within or without the State of Delaware, as are designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the “DGCL”). If a meeting of stockholders by remote communication is authorized by the Board of Directors, stockholders and proxy holders not physically present but attending by remote communication will be deemed present in person, subject to compliance with such guidelines and procedures as the Board of Directors may adopt.

Section 2.2 Annual Meetings

Annual meetings of stockholders for the election of directors must be held on such dates and at such times as are designated from time to time by the Board of Directors and stated in the notice of the meeting. At each annual meeting, the stockholders may vote for election, in accordance with Section 3.1 of these Bylaws, of those directors belonging to the class or classes of directors to be elected at such meeting, and may transact such other business as may properly be brought before the meeting.

Section 2.3 Special Meetings

Except as otherwise provided by law or by the Certificate of Incorporation, special meetings of stockholders must be called by the Secretary at the request (i) of the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), (ii) in writing, of the Chairman of the Board, if there be one, or (iii) in writing, of holders of at least two-thirds of the total voting power of all outstanding shares of Common Stock of the Corporation, and may not be called absent such a request. Such request must state the purpose or purposes of the proposed meeting and, in the case of a request by holders of outstanding shares, must be delivered personally or sent by certified or registered mail, return receipt requested, to the Secretary of the Corporation. Business transacted at all special meetings of stockholders must be confined to the matters set forth in the notice. The Board of Directors must determine the date, time and place of any special meeting, which must, in the case of Section 2.3(ii) or (iii), be held not less than thirty (30) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the date, time and place of the meeting, the officer receiving the request must cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 2.4 below. Nothing contained in this Section 2.3 is to be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 2.4 Notice of Meetings

Except as otherwise provided by law, written notice of all meetings must be given stating the date, time and place of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided by the DGCL, the written notice of any meeting must be given to each stockholder entitled to vote at that meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 2.5 Quorum

Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of the stockholders. Withdrawal of any stockholders present or represented by proxy at any meeting of stockholders will not cause failure of a duly constituted quorum at that meeting. Shares of the Corporation’s own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, are neither entitled to vote nor may they be counted for quorum purposes; provided, however, that the foregoing does not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. The Chairman of the meeting or the stockholders present in person or represented by proxy, by vote of a majority of the shares represented, may adjourn the meeting despite the absence of a quorum.

Section 2.6 Adjournments

Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the Chairman of the meeting or by the vote of a majority of the shares present in person or represented by proxy at the meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and the place thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.

Section 2.7 Voting

(a) Record Name. Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the Corporation on the record date for determining the stockholders entitled to vote at a meeting will be entitled to vote at such meeting.

(b) Votes Per Share; Cumulative Voting. Unless otherwise provided by law or by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders is entitled to one (1) vote for each share of stock held by such stockholder which has voting power upon the matter in question. In the election of directors, and for any other action, voting need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting or the Chairman of the meeting so determine. In accordance with the Certificate of Incorporation, the holders of Common Stock of the Corporation are entitled to cumulative voting rights in the election of directors, which means that in each election of directors each holder of Common Stock is entitled to cast as many votes as the number of shares of Common Stock held by such holder multiplied by the number of directors to be elected and may cast all such votes for the election of one nominee or distribute such votes among two (2) or more nominees as such holder chooses.

(c) Vote Required—Election of Directors.

(i) Majority/Plurality. Except as otherwise provided by these Bylaws, a nominee for director must be elected by a majority of the votes cast in person or by proxy with respect to such nominee’s election at any meeting of the stockholders that includes the election of directors at which a quorum is present. For purposes of this Section 2.7(c), a majority of the votes cast means that the number of votes cast “for” a nominee’s election exceeds the number of votes cast “against” that nominee’s election. Notwithstanding the foregoing, a nominee for director will be elected by a plurality of the votes cast in person or by proxy at any meeting of the stockholders that includes the election of directors at which a quorum is present if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), provided that with respect to any nominee proposed or nominated by a stockholder, the Secretary of the Corporation must have received proper notice under Section 2.11 of these Bylaws. For purposes of this Section 2.7(c), if plurality voting is applicable to the election of directors at any meeting, the nominees who receive the highest number of votes cast “for,” without regard to votes cast “against” or “withhold,” will be elected as directors up to the total number of directors to be elected at that meeting. Abstentions and broker non-votes will not count as a vote cast with respect to any election of directors.

(ii) Resignations. In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board of Directors in accordance with policies and procedures adopted by the Board of Directors for such purpose. If an incumbent director fails to receive a majority of votes cast in an election that is not a Contested Election, the Nominating and Governance Committee will, within sixty (60) days after the date of certification of the election results, recommend to the Board of Directors whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors will act on the resignation, taking into account the Nominating and Governance Committee’s recommendation, and within ninety (90) days after the date of certification of the election results, the Board of Directors will disclose its decision and rationale regarding whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, filing with the Securities and Exchange Commission or by other public announcement. Notwithstanding the foregoing, in the event (a) the Nominating and Governance Committee fails to make a recommendation within sixty (60) days after the date of certification of the election results, or (b) a majority of the members of the Nominating and Governance Committee are nominees for director who did not receive a majority of the votes cast in an election that is not a Contested Election, the Board of Directors will make the determination to accept or reject the resignations without any recommendation from the Nominating and Governance Committee. The Nominating and Governance Committee and the Board of Directors may consider any factors and other information they deem appropriate and relevant in deciding whether to accept a director’s resignation.

(iii) Following Board Determination. If an incumbent director fails to receive the required vote for re-election in an election that is not a Contested Election and such director’s resignation is not accepted by the Board of Directors, such director will continue to serve until the expiration date of such director’s term in office or until such director’s earlier death, resignation, retirement, disqualification or removal from office. If such director’s resignation is accepted by the Board of Directors, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill any resulting vacancy pursuant to Section 3.3 of these Bylaws or may decrease the size of the Board of Directors pursuant to Section 3.1 of these Bylaws.

(d) Vote Required – Other. The affirmative vote of the holders of two- thirds of the outstanding shares of Common Stock of the Corporation is required (i) for the adoption of any amendment, alteration, change or repeal of any provision of the Certificate of Incorporation, (ii) for the adoption of any agreement for the merger or consolidation of the Corporation with or into any other corporation, (iii) to authorize any sale, lease or exchange of all or substantially all of the assets of the Corporation, (iv) to authorize the dissolution of the Corporation, (v) to remove a director for cause, or (vi) for the stockholders of the Corporation to adopt, amend or repeal these Bylaws. Such affirmative vote is required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement to which the Corporation is a party. All other elections and questions must, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the meeting.

Section 2.8 Proxies

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, which proxy must be filed with the Secretary of the Corporation at or before the meeting at which it is to be used, but no such proxy may be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature. A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors, or if there are no inspectors, such other persons making that determination must specify the information upon which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to Section 212(c) of the DGCL may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction must be a complete reproduction of the entire original writing or transmission. A duly executed proxy is irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy, which is not irrevocable, by attending the meeting and voting in person or by filing with the Secretary an instrument in writing revoking the proxy or another duly executed proxy bearing a later date.

Section 2.9 List of Stockholders Entitled to Vote

The officer who has charge of the stock ledger must prepare and make, or cause to be prepared and made, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this section requires the Corporation to include electronic mail addresses or other electronic contact information on that list. The list must be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, the list must also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present. If the meeting is to be held solely by means of remote communication, the list must also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list must be provided with the notice of the meeting.

Section 2.10 Stock Ledger

The stock ledger of the Corporation is the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders required by Section 2.9 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.11 Notice of Stockholder Nominations and Other Business

(a) Proper Business; Nominations. No business may be transacted at an annual meeting of stockholders, other than business that is: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof); (ii) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof); or (iii) otherwise properly brought before the annual meeting by any stockholder. In addition to any other applicable requirements, for nominations or other business to be properly brought before an annual meeting by a stockholder: (i) such stockholder must be a stockholder of record on the date of the giving of the notice provided for in this Section 2.11 and on the record date for the determination of stockholders entitled to vote at such annual meeting; (ii) such stockholder must provide timely notice in writing to the Corporation’s Secretary pursuant to the procedures set forth in this Section 2.11; (iii) such other business must be a proper matter for stockholder action under the DGCL; (iv) if the stockholder, or the beneficial owner on whose behalf any such nomination or proposal is made, provides the Corporation with a Solicitation Notice (as defined in this Section 2.11), such stockholder or beneficial owner must in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in those materials the Solicitation Notice; and (v) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 2.11, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice.

(b) Timeliness. To be timely, a stockholder’s notice to the Secretary (other than a request for inclusion of a proposal in the Corporation’s proxy statement pursuant to Rule l4a-8 of the Securities Exchange Act of 1934 (the “Exchange Act”)) must be delivered to, or mailed and received at, the Corporation’s principal executive offices (addressed to the attention of the Secretary) not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be delivered to, or mailed and received at, the Corporation’s principal executive offices not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs, or no less than ninety (90) days nor more than one hundred twenty (120) days prior to the annual meeting. In the event that the number of a class of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.11 will also be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to, or mailed and received at, the Corporation’s principal executive offices (addressed to the attention of the Secretary) not later than ten (10) days following the day on which the Corporation makes such public announcement.

(c) Information Required. The stockholder’s notice pursuant to this Section 2.11 must include all of the following: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (A) all of the information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act ; (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by such nominated person and any affiliates or associates of such nominated person; (C) the name of each nominee holder of any shares of capital stock of the Corporation owned beneficially but not of record by such nominated person or any affiliates or associates of such nominated person, and the number of such shares of capital stock held by each such nominee holder; (D) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest, or other transaction has been entered into by or on behalf of such nominated person, or any affiliates or associates of such nominated person, with respect to the capital stock of the Corporation; (E) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of capital stock of the Corporation) has been made by or on behalf of such nominated person, or any affiliates or associates of such nominated person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such nominated person, or any affiliates or associates of such nominated person, or to increase or decrease the voting power or pecuniary or economic interest of such nominated person, or any affiliates or associates of such nominated person, with respect to the capital stock of the Corporation; (F) a description of all agreements, arrangements or understandings between such nominated person, or any affiliates or associates of such nominated person, and any other person or persons (including their names) in connection with such nominated person’s candidacy or service as a director of the Corporation; and (G) the written consent of such nominated person to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (iii) the name and record address of such stockholder and such beneficial owner; (iv) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by such stockholder and such beneficial owner; (v) the name of each nominee holder of shares of capital stock of the Corporation owned beneficially but not of record by such stockholder and such beneficial owner, or any affiliates or associates of the foregoing persons, and the number of shares of capital stock of the Corporation held by each such nominee holder; (vi) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such stockholder or such beneficial owner, or any affiliates or associates of the foregoing persons, with respect to the capital stock of the Corporation; (vii) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of capital stock of the Corporation) has been made by or on behalf of such stockholder or such beneficial owner, or any affiliates or associates of the foregoing persons, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such stockholder or such beneficial owner, or any affiliates or associates of the foregoing persons, or to increase or decrease the voting power or pecuniary or economic interest of such stockholder or such beneficial owner, or any affiliates or associates of the foregoing persons, with respect to the capital stock of the Corporation; (viii) a description of all agreements, arrangements or understandings between such stockholder or such beneficial owner, or any affiliates or associates of the foregoing persons, and any other person or persons (including their names) in connection with the nomination or proposal of such business by such stockholder; (ix) any material interest of such stockholder or such beneficial owner, or any affiliates or associates of the foregoing persons, in such nomination or proposal of business, including any anticipated benefit therefrom to such stockholder or such beneficial owner, or any affiliates or associates of the foregoing persons; (x) whether such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (xi) whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”). A stockholder providing notice of any nomination or proposal of business in accordance with this Section 2.11 shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.11 is true and correct as of the record date for determining the stockholders entitled to receive notice of the annual meeting, and such update and supplement shall be delivered to, or mailed and received at, the Corporation’s principal executive offices (addressed to the attention of the Secretary) not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the annual meeting.

(d) Inclusion in Company Proxy Statement. Notwithstanding the foregoing provisions of this Section 2.11, in order to include information with respect to a stockholder proposal in the Corporation’s proxy statement and form of proxy for a stockholder’s meeting, a stockholder must provide notice as required by the regulations promulgated under the Exchange Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 of the Exchange Act or any successor rule.

(e) Special Meeting Nominations. At any special meeting of the stockholders, only such business may be conducted as is brought before the meeting pursuant to the Corporation’s notice of meeting. In the event that a special meeting of the stockholders is called for the purpose of electing one or more directors, nominations of a person or persons for election may be made (i) by or at the direction of the Board of Directors or (ii) by a stockholder who complies with the procedures in this Section 2.11 if such stockholder is a stockholder of record on the date of the giving of the notice provided for in this Section 2.11 and on the record date for the determination of stockholders entitled to vote at such special meeting and such stockholder provides timely notice in writing to the Corporation’s Secretary (including all of the information required by paragraph (c) of this Section 2.11) not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the special meeting was mailed or such public disclosure of the date of the special meeting was made, whichever first occurs, or no less than ninety (90) days nor more than one hundred twenty (120) days prior to the special meeting.

(f) Determination of Proper Business. Only such persons who are nominated in accordance with the procedures set forth in this Section 2.11 will be eligible to serve as directors and only such business may be conducted at a meeting of stockholders as is brought before the meeting in accordance with the procedures set forth in this Section 2.11; provided, however, that once business has been properly brought before a meeting in accordance with such procedures, nothing in this Section 2.11 will be deemed to preclude discussion by any stockholder of any such business (subject to any rules for the orderly conduct of the meeting as may be adopted by the Chairman of the meeting or the Board of Directors). The Chairman of the meeting and the Board of Directors each has the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.11 and, if any proposed nomination or business is not in compliance with this Section 2.11, to declare that such defective proposal be disregarded and not presented for stockholder action.

(g) No New Time Period. In no event will the public announcement of an adjournment or postponement of an annual or special meeting commence a new time period for the giving of a stockholder’s notice.

(h) Public Announcement. For the purposes of this Section 2.11, a “public announcement” includes disclosure in a press release issued to a national news service, in a document publicly filed by the Corporation with, or furnished on Form 8-K to, the Securities and Exchange Commission pursuant to the Exchange Act, or other method deemed to be a public announcement under the rules and regulations of the Securities and Exchange Commission.

(i) Delivery. For purposes of this Section 2.11, delivery of a proxy statement or delivery of a form of a proxy includes sending a Notice of Internet Availability of Proxy Materials in accordance with Rules 14a-16 under the Exchange Act.

Section 2.12 Inspectors of Election

Before any meeting of stockholders, the Board of Directors must appoint one or more inspectors to act at the meeting and make a written report of the meeting. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors. No nominee for the office of director may be appointed inspector. Each inspector, before entering upon the discharge of the duties of inspector, must take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The duties of these inspectors are as follows:

(i) Ascertain the number of shares outstanding and the voting power of each;

(ii) Determine the shares represented at a meeting and the validity of proxies and ballots;

(iii) Count all votes and ballots;

(iv) Determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(v) Certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspector(s) may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

Section 2.13 Action without Meeting

In accordance with the Certificate of Incorporation, no action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action may be taken by the stockholders by written consent.

Section 2.14 Organization

(a) Chair and Secretary of Meeting. Except as otherwise determined by the Board of Directors, at every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, the President, or, if the President is absent, a Chairman of the meeting chosen by a majority of shares present in person or represented by proxy at the meeting and entitled to vote, acts as Chairman. The Secretary, or, if the Secretary is absent, an Assistant Secretary or other person directed to do so by the Chairman of the meeting, acts as secretary of the meeting.

(b) Stockholder Meeting Rules. The Board of Directors of the Corporation is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the Chairman of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the Chairman may permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting must be announced at the meeting. Unless and to the extent determined by the Board of Directors or the Chairman of the meeting, meetings of stockholders are not required to be held in accordance with rules of parliamentary procedure.

ARTICLE III

DIRECTORS

Section 3.1 Number and Term of Office

The Board of Directors is divided into three (3) classes, designated Class I, Class II and Class III. Each class must be as nearly equal in number as possible. The number of directors which constitutes the whole Board of Directors must not be less than six (6), the exact number of directors and the exact number of directors in each class to be determined from time to time by resolution of the Board of Directors. At each annual meeting, successors to the class of directors whose term expired at that annual meeting are elected for a three-year term. If the number of directors has changed, any increase or decrease must be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class holds office for a term that coincides with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director holds office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by the Corporation, if any, have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships is governed by the terms of the Certificate of Incorporation applicable thereto, and such directors so elected will not be divided into classes pursuant to this Section 3.1 unless expressly provided by such terms.

Section 3.2 Nominations

Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors: (a) by or at the direction of the Board of Directors or (b) by any stockholder of the Corporation who: (i) is a stockholder of record on the date of the giving of the notice provided for in Section 2.11 and on the record date for the determination of stockholders entitled to vote at such meeting; and (ii) timely complies with all of the procedures set forth in Section 2.11. No person is eligible for election as a director unless nominated as set forth in this Section 3.2. If either the Chairman of the meeting or the Board of Directors determines that a nomination was not made as set forth in this Section 3.2, the Chairman must declare to the meeting that the nomination was defective and that such defective nomination must be disregarded.

Section 3.3 Vacancies

Vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy holds office for the remaining term of the class in which the vacancy occurs or is created.

Section 3.4 Removal

Any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation.

Section 3.5 Resignation

Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it is deemed effective at the pleasure of the Board of Directors. A resignation that is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, may fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective.

Section 3.6 Duties and Powers

The business and affairs of the Corporation are managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 3.7 Meetings

The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman or any two directors. Notice thereof stating the place, date and hour of the meeting must be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone (including a voice messaging or other system or technology designed to record and communicate messages), electronic mail or other electronic means, facsimile or telegram on twenty-four (24) hours’ notice.

Section 3.8 Quorum

Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation and these Bylaws constitutes a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum is the act of the Board of Directors. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.9 Actions without Meeting

Unless otherwise provided by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or such committee thereof. Such filing must be in paper form if the minutes are maintained in paper form and must be in electronic form if the minutes are maintained in electronic form.

Section 3.10 Meetings by Electronic Communications Equipment

Unless otherwise provided by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.10 constitutes presence in person at such meeting.

Section 3.11 Conduct of Meetings

The Chairman of the Board of Directors or in his or her absence a chairman chosen by a majority at the meeting presides at meetings of the Board of Directors. The Secretary acts as secretary of the meeting, but in his or her absence, the Chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 3.12 Remuneration

The directors may be paid such remuneration, if any, as the Board of Directors may from time to time determine. Any remuneration so payable to a director who is also an officer or employee of the Corporation or who is counsel or solicitor to the Corporation or otherwise serves it in a professional capacity must, unless the Board of Directors otherwise determines, be in addition to such director’s salary as such officer or employee or to his or her professional fees, as the case may be. In addition, the Board of Directors may by resolution from time to time award special remuneration out of the funds of the Corporation to any director who performs any special work or service for, or undertakes any special mission on behalf of, the Corporation outside of the work or service ordinarily required of a director of the Corporation. The directors may also be paid such sums in respect of their out-of-pocket expenses incurred in attending meetings of the Board of Directors or otherwise in respect of the performance by them of their duties as the Board of Directors may from time to time determine. Confirmation by the stockholders of any such remuneration or payment is not required.

Section 3.13 Interested Directors

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her vote is counted for such purpose if: (a) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (b) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee, which authorizes the contract or transaction.

Section 3.14 Committees

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more of the directors of the Corporation. The Executive Committee, to the extent permitted by law, these Bylaws, the Executive Committee Charter or other resolutions of the Board of Directors will have and may exercise, when the Board of Directors is not in session, all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including, without limitation, the power to declare a dividend or to authorize the issuance of stock, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but such committee will not have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors must consist of one or more of the directors of the Corporation and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(d) Meetings. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules of the conduct of its business. In the absence of such rules, each committee must conduct its business in the same manner as the Board of Directors conducts its business pursuant to these Bylaws.

ARTICLE IV

OFFICERS

Section 4.1 General

(a) Board Elected Officers. The officers of the Corporation elected by the Board of Directors are a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary, one (1) or more Vice Presidents and such other officers as the Board of Directors may deem expedient, and those officers are to be elected in such manner and hold their offices for such terms as the Board of Directors may prescribe. The Board of Directors may elect the Chairman of the Board of Directors as an officer of the Corporation, provided that the Chairman will not be regarded as an officer of the Corporation unless the Board of Directors so determines at the time of election in accordance with these Bylaws. The same person may hold any number of offices, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board, need such officers be directors of the Corporation. The Board of Directors may from time to time, in its discretion, assign titles, powers, duties and reporting arrangements for any elected officer. The salaries and other compensation of the officers of the Corporation may be fixed by or in the manner designated by the Board of Directors.

(b) Other Officers. In addition to the officers elected by the Board of Directors in accordance with Section 4.1(a), the Corporation may have one or more appointed Vice Presidents, Assistant Secretaries or other officers, who will also be officers of the Corporation (each an “Appointed Officer”). Appointed Officers are appointed by the Chief Executive Officer. The Chief Executive Officer may from time to time, in his or her discretion, assign titles, powers, duties, scope of job responsibilities and reporting arrangements for any Appointed Officer, consistent with Section 4.2 below.

Section 4.2 Tenure and Duties of Officers

(a) Tenure. All officers hold office at the pleasure of the Board of Directors and until their successors are duly elected and qualified, unless sooner removed. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. If the office of any elected officer becomes vacant for any reason, the vacancy may be left vacant or be filled by the Board of Directors. Any Appointed Officer may be removed at any time by the Board of Directors or the Chief Executive Officer. If the office of any Appointed Officer becomes vacant for any reason, the vacancy may be left vacant or be filled by the Chief Executive Officer. Nothing in these Bylaws is to be construed as creating any kind of contractual right to employment with the Corporation.

(b) Duties. The officer(s) bearing the titles set forth below will have the powers and duties set forth below unless otherwise determined by the Board of Directors.

(i) Chairman of the Board of Directors. The Chairman of the Board of Directors presides at all meetings of the stockholders and the Board of Directors, unless the Board of Directors determines otherwise. The Chairman of the Board of Directors must perform such other duties and will have such other powers as the Board of Directors designates from time to time.

(ii) Chief Executive Officer. The Chief Executive Officer has, subject to the oversight of the Board of Directors, general supervision, direction and control of the business and the officers, employees and agents of the Corporation. In the absence of the Chairman of the Board, the Chief Executive Officer, if such officer is a director, presides at all meetings of the Board of Directors, unless the Board of Directors determines otherwise. The Chief Executive Officer must perform such other duties and will have such other powers as the Board of Directors designates from time to time.

(iii) President. Subject to the oversight of the Board of Directors and the supervision, control and authority of the Chief Executive Officer, the President has general supervision, direction and control of the business and the officers, employees and agents of the Corporation. The President must perform such other duties and will have such other powers as the Board of Directors designates from time to time.

(iv) Vice Presidents. The Vice Presidents (however designated and whether elected by the Board of Directors or appointed by the Chief Executive Officer) have the powers and must perform the duties that pertain to, or relate to, such Vice President’s designated job or business function and will have such other powers and must perform such other duties as the Board of Directors or the Chief Executive Officer designates from time to time.

(v) Secretary. The Secretary must keep, or cause to be kept, a book of minutes of all meetings of directors, committees of directors and stockholders. The Secretary must give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and must perform such other duties and will have such other powers as the Board of Directors designates from time to time. If the Secretary is unable, or refuses, to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there is no Assistant Secretary, then either the Board of Directors or the Chairman of the Board may choose another officer to cause such notice to be given. The Secretary has custody of the seal of the Corporation, and the Secretary or any Assistant Secretary, if there is one, has the authority to affix the same to any instrument requiring it and, when so affixed, such seal may be attested by the signature of the Secretary or by the signature of any Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing of his or her signature. The Secretary must see that all books, reports, statements, certificates or other documents and records required by law to be kept or filed are properly kept or filed, as the case may be. It is the duty of the Assistant Secretaries to assist the Secretary in the performance of the Secretary’s powers and duties and generally to have such other powers and perform such other duties as may be delegated to them by the Board of Directors or the Chief Executive Officer.

(vi) Chief Financial Officer and Treasurer. Each of the Chief Financial Officer and the Treasurer controls, audits and arranges the financial affairs of the Corporation, consistent with the responsibilities delegated to each of them by the Corporation’s Chief Executive Officer or President. The Chief Financial Officer or Treasurer, as the case may be, receives and deposits all monies belonging to the Corporation and pays out the same only in such manner as the Board of Directors may from time to time determine, and will have such other powers and must perform such other duties as the Board of Directors may require.

(c) Resignation. Any officer may resign at any time by giving written notice to the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Any such resignation will take effect on the date of receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation is not necessary to make it effective. Any such resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

ARTICLE V

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.1 Execution of Corporate Instruments

(a) Determination by Board. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the Corporation.

(b) Absence of Board Determination. Unless otherwise specifically determined by the Board of Directors or otherwise required by law or these Bylaws, formal contracts of the Corporation, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation and other corporate instruments or documents must be executed, signed or endorsed by the Chief Executive Officer, the President, the Chief Financial Officer, Treasurer or the Secretary, or by any Vice President (only with regard to such corporate instruments that pertain to or relate to such Vice President’s job or business function).

(c) Checks and Drafts. All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation must be signed by such person or persons as are authorized by the Board of Directors.

(d) No Authority. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee has any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.2 Voting Securities Owned by the Corporation

Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, the President or the Chief Financial Officer and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE VI

SHARES OF STOCK

Section 6.1 Form and Execution of Certificates

The shares of the Corporation will be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock may be uncertificated. Certificates for the shares of stock of the Corporation, if any, are to be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation represented by certificate is entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, the President or any Vice President, and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by such holder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate ceases to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. Any certificate may also contain such legend or other statement as may be required by law or by any agreement between the Corporation and the issuee thereof.

Section 6.2 Lost Certificates

A new certificate or uncertificated shares may be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or uncertificated shares, the owner of such lost, stolen or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the Corporation in such manner as it requires or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.3 Transfer Agents and Registrars

The Board of Directors may from time to time appoint one or more transfer agents and registrars in one or more cities; may require all certificates evidencing shares of stock of the Corporation to bear the signature of a transfer agent and registrar; and may provide that such certificates may be transferable in more than one city.

Section 6.4 Transfers

Transfers of record of shares of stock of the Corporation may be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares. The Corporation has the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL

Section 6.5 Fixing Record Dates

(a) For Notice and Meetings. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date must not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date must, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders must be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders applies to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) For Other Purposes. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date must not precede the date upon which the resolution fixing the record date is adopted, and which record date must be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose must be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.6 Registered Stockholders

The Corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

NOTICES

Section 7.1 Written Notice

Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice is deemed to be given at the time when the same is deposited in the United States mail.

Section 7.2 Notice by Electronic Transmission to Stockholders

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws is effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent is revocable by the stockholder by written notice to the Corporation. Any such consent is deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation will not invalidate any meeting or other action. Notice given pursuant to this section is deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (a) such posting and (b) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or the agent of the Corporation that the notice has been given by a form of electronic transmission is, in the absence of fraud, prima facie evidence of the facts stated therein. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 7.3 Notice to Stockholders Sharing an Address

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation is effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom notice is given. Any consent is revocable by the stockholder by written notice to the Corporation. A stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice will be deemed to have consented to receiving the single notice.

Section 7.4 Waiver

Whenever any notice is required by the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, is deemed equivalent to notice. Attendance of a person at a meeting constitutes a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Dividends

Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 8.2 Fiscal Year

The fiscal year of the Corporation must be fixed by resolution of the Board of Directors.

Section 8.3 Corporate Seal

The corporate seal, if any, must have inscribed thereon the name of the Corporation and is to be in such form as may be approved from time to time by the Board of Directors.

Section 8.4 Forum for Adjudication of Certain Disputes

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or to the Corporation’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee or agent of the Corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time); (iv) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware).

ARTICLE IX

INDEMNIFICATION

Section 9.1 Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Corporation

Subject to Section 9.3, the Corporation must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against costs, charges (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 9.2 Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation

Subject to Section 9.3, the Corporation must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her (including attorneys’ fees) in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification may be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for gross negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs which the Delaware Court of Chancery or such other court deems proper.

Section 9.3 Authorization of Indemnification

Any indemnification under this Article IX (unless ordered by a court) may be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such director or officer has met the applicable standard of conduct set forth in Sections 9.1 or 9.2, as the case may be. Such determination must be made with respect to a person who is a director or officer at the time of such determination: (i) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum; (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith, without the necessity of authorization in the specific case.

Section 9.4 Good Faith Defined

For purposes of any determination under Section 9.3, a person is deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his or her conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him or her by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 9.4 means any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 9.4 are not exclusive nor do they limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 9.1 or 9.2, as the case may be.

Section 9.5 Indemnification by a Court

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any present or former director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 9.1 and 9.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such director or officer has met the applicable standards of conduct set forth in Sections 9.1 or 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 9.5 must be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification will also be entitled to be paid the expense of prosecuting such application.

Section 9.6 Expenses Payable in Advance

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding must be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 9.7 Nonexclusivity of Indemnification and Advancement of Expenses

The indemnification and advancement of expenses provided by or granted pursuant to this Article IX are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 9.1 and 9.2 must be made to the fullest extent permitted by law. The provisions of this Article IX do not preclude the indemnification of any person who is not specified in Sections 9.1 or 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 9.8 Insurance

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

Section 9.9 Certain Definitions

For purposes of this Article IX, references to “the Corporation” include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors and officers, so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, will stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article IX, references to “fines” include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan will be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

Section 9.10 Survival of Indemnification and Advancement of Expenses

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and inure to the benefit of the heirs, executors and administrators of such a person.

Section 9.11 Limitation on Indemnification

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which will be governed by Section 9.5), the Corporation is not obligated to indemnify any present or former director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Section 9.12 Indemnification of Employees and Agents

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

Section 9.13 Enforceability

The provisions of this Article IX are applicable to all actions, suits or proceedings pending at the time or commenced after the adoption of this Article IX, whether arising from acts or omissions to act occurring, or based on claims asserted, before or after the adoption of this Article IX. If this Article IX or any portion hereof is invalidated on any ground by a court of competent jurisdiction, then the Corporation must nevertheless indemnify each director or officer of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in any judgment or settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article IX that is not invalidated and to the full extent permitted by applicable law.

ARTICLE X

AMENDMENTS

Section 10.1 Bylaw Amendments

The Board of Directors has the concurrent power with the stockholders to adopt, amend or repeal these Bylaws; provided, however, that (i) these Bylaws may not be adopted, amended or repealed by the stockholders except by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation; and (ii) no Bylaw may be adopted by the stockholders which impairs or impedes the power of the Board of Directors under paragraph A of Article SEVENTH of the Certificate of Incorporation of the Corporation.

Annex B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WOODWARD, INC.

Adopted in accordance with

the provisions of Sections 242 and 245

of the General Corporation Law

of the State of Delaware.

Woodward, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), does hereby certify under the seal of the Corporation as follows:

(1)

That the name under which the Corporation was originally incorporated was “New Wood Company,” the present name of the Corporation is Woodward, Inc., and that the date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware was November 18, 1976.

(2)	That the Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on April 27, 2006.

(3)	That the Restated Certificate of Incorporation was amended on January 23, 2008 and January 26, 2011.

(4)

That this Amended and Restated Certificate of Incorporation, which amends, restates and integrates the provisions of the Restated Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

(5)	That the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety in the form which is attached hereto and marked EXHIBIT A.

IN WITNESS WHEREOF, Woodward, Inc. has caused this instrument to be executed this [•] day of [•], 20[•].

[●]

By:
Name:
Title:

RESTATED CERTIFICATE OF INCORPORATION

OF

WOODWARD HEXCEL, INC.

A Delaware Corporation

FIRST. The name of the Corporation is Woodward Hexcel, Inc.

SECOND. The address of the registered office of the Corporation in the State of Delaware is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware as set forth in Title 8 of the Delaware Code. Without limiting in any manner the scope and generality of the foregoing, the nature of the business or purposes to be conducted or promoted by the Corporation includes:

A. To carry on and conduct any and every kind of manufacturing, distribution and service business; to manufacture, process, fabricate, rebuild, service, purchase or otherwise acquire, to design, invent or develop, to import or export, and to distribute, lease, sell, assign or otherwise dispose of and generally deal in and with raw materials, products, goods, wares, merchandise and real and personal property of every kind and character; and to provide services of every kind and character.

B. To acquire, own, hold, use, lease, mortgage, pledge, sell, convey, or otherwise dispose of and deal in lands, leaseholds, and any interest, estates and rights in real property, any personal or mixed property, and any tangible or intangible property, legal and equitable.

C. In general, to possess and exercise all the powers and privileges granted by the General Corporation Law of Delaware or by any other law of Delaware or by this Certificate of Incorporation together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 300,000,000, of which 290,000,000 shares shall be Common Stock with a par value of $0.001455 per share, and 10,000,000 shares shall be Preferred Stock with a par value of $0.003 per share.

The Preferred Stock may be issued from time to time in one or more series, with each such series to consist of such number of shares and to have such voting powers (whether less than, equal to or greater than one vote per share), or limited voting powers or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors, and the Board of Directors is expressly vested with authority to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock without a vote of the holders of the shares of Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the resolution or resolutions of the Board of Directors providing for the issue of the series of Preferred Stock.

FIFTH. The affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation shall be required (i) for the adoption of any amendment, alteration, change or repeal of any provision of this Certificate of Incorporation, (ii) for the adoption of any agreement for the merger or consolidation of the Corporation with or into any other corporation, (iii) to authorize any sale, lease or exchange of all or substantially all of the assets of the Corporation, or (iv) to authorize the dissolution of the Corporation. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement to which the Corporation is a party.

SIXTH. The holders of Common Stock of the Corporation shall be entitled to cumulative voting rights in the election of directors, which means that in each election of directors each holder of Common Stock shall be entitled to cast as many votes as the number of shares of Common Stock held by such holder multiplied by the number of directors to be elected and may cast all such votes for the election of one nominee or distribute such votes among two or more nominees as such holder chooses.

SEVENTH. The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In connection with such management the directors shall be guided by the philosophy and concepts of human and industrial association of the Corporation as expressed in its Constitution. The Board of Directors shall have the sole power to establish the rights, qualifications, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members and that from time to time shall affect the power of the Board of Directors to manage the business and affairs of the Corporation. Without limiting in any manner the scope and generality of the foregoing, the Board of Directors shall have the sole power (i) to elect and empower the officers of the Corporation, (ii) to designate and empower committees of the Board of Directors, (iii) to determine the time, place, notice, quorum and voting requirements of meetings of the Board of Directors and any committee thereof, and (iv) to determine the manner in which action by the Board of Directors may be taken.

B. The Board of Directors shall have concurrent power with the stockholders to adopt, amend or repeal the By-Laws of the Corporation; provided, however, that (i) the By-Laws of the Corporation shall not be adopted, amended or repealed by the stockholders except by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation, and (ii) no By-Law may be adopted by the stockholders which shall impair or impede the power of the Board of Directors under paragraph A of this Article SEVENTH.

C. The number of directors of the Corporation which shall constitute the whole Board of Directors shall be not less than six, the exact number of directors and the exact number of directors in each class to be determined from time to time by the Board of Directors. Election of directors need not be by written ballot unless the By-Laws so provide.

(1)

The Board of Directors shall be divided into three classes, Class I, Class II, and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall hold office until the annual meeting of stockholders next ensuing, each initial director in Class II shall hold office until the annual meeting of stockholders one year thereafter, and each initial director in Class III shall hold office until the annual meeting of stockholders two years thereafter.

(2)

If the number of directors is changed, any increase or decrease shall be apportioned among the three classes so as to maintain the number of directors in each class as nearly equal as possible. In no case will a decrease in the number of directors shorten the term of any incumbent director.

(3)

Should a vacancy occur or be created, whether arising through resignation, retirement, removal from office, disqualification, or death or through an increase in the number of directors, such vacancy shall be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy shall hold office for the remaining term of the class in which the vacancy shall have occurred or shall have been created.

(4)

Notwithstanding any of the foregoing provisions of this paragraph C of Article SEVENTH, each director shall serve until his or her successor is elected and qualified or until his or her earlier resignation, retirement, removal from office, disqualification or death.

(5)

Any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation.

(6)	All action by stockholders shall be taken at a meeting duly called and held. The stockholders of the Corporation may not act by written consent.

(7)

Special meetings of the stockholders for any proper purpose or purposes may be called by the Board of Directors or by the Chairman of the Board of Directors, and shall be called upon a request in writing therefor stating the purpose or purposes thereof signed by the holders of two-thirds of the outstanding shares of Common Stock of the Corporation.

EIGHTH. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

NINTH. The Corporation shall indemnify each director, officer, employee or agent of the Corporation and each person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise in the manner and to the extent provided in the By-Laws of the Corporation as the same may be amended from time to time.

TENTH. A director of the corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

ELEVENTH. Subject to the provisions of Article FIFTH of this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or thereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Annex C

J.P.Morgan

January 12, 2020

The Board of Directors

Woodward, Inc.

1081 Woodward Way

Fort Collins, CO 80524

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Woodward, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of Genesis Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Subsidiary”) with Hexcel Corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger, dated as of January 12, 2020 (the “Agreement”), among the Company, Merger Subsidiary and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Merger Partner, the Company or Merger Subsidiary, will be converted into the right to receive 0.6250 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.001455 per share (the “Company Common Stock”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Merger Partner relating to the Merger Partner; (vi) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to the Company and the Merger Partner, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Merger Partner and the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on the Company’s revolving credit facility which closed in June 2019 and sole placement agent on the Company’s offering of debt securities which closed in May 2018. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

Annex D

PERSONAL AND CONFIDENTIAL

January 12, 2020

Board of Directors

Hexcel Corporation

Two Stamford Plaza

281 Tresser Boulevard

Stamford, Connecticut 06901

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Woodward, Inc. (“Woodward”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Hexcel Corporation (the “Company”) of the exchange ratio of 0.6250 shares of common stock, par value $0.001455 per share (the “Woodward Common Stock”), of Woodward to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of January 12, 2020 (the “Agreement”), by and among Woodward, Genesis Merger Sub, Inc., a wholly owned subsidiary of Woodward (“Merger Sub”), and the Company.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Woodward and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We also have provided certain financial advisory and/or underwriting services to Woodward and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, Woodward and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Woodward for the five fiscal years ended December 31, 2018 and September 30, 2019, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Woodward; certain other communications from the Company and Woodward to their respective stockholders; certain publicly available research analyst reports for the Company and Woodward; certain internal financial analyses and forecasts for Woodward on a stand-alone basis as prepared by the management of Woodward; and certain internal financial analyses and forecasts for the Company on a stand-alone basis and for Woodward on a stand- alone basis and on a pro forma basis giving effect to the Transaction, in each case as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Woodward regarding their assessment

Board of Directors

Hexcel Corporation

January 12, 2020

of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Woodward; reviewed the reported price and trading activity for the Shares and shares of Woodward Common Stock; compared certain financial and stock market information for the Company and Woodward with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Woodward or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Woodward or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Woodward and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Woodward Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Woodward or the ability of the Company or Woodward to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC

Board of Directors

Hexcel Corporation

January 12, 2020

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Woodward and its affiliates) of Shares.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Woodward is a Delaware corporation subject to the applicable indemnification provisions of the DGCL. Under Section 145 of the DGCL, each director and officer of Woodward may be indemnified by Woodward against all expenses and liabilities (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings (other than a proceeding by or in the right of Woodward) in which he or she is involved by reason of the fact that he or she is or was a director or officer of Woodward if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of Woodward and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of Woodward, the director or officer (i) may be indemnified by Woodward only for expenses (including attorney’s fees) but not for judgments, fines or amounts paid in settlements and (ii) may not be indemnified for expenses in respect of any claim, issue or matter as to which he or she will have been adjudged to be liable to Woodward unless a court determines otherwise.

Woodward’s bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, if he or she (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Woodward with respect to any civil, criminal, administrative or investigative suit, action or proceeding, and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Woodward’s articles of incorporation provide that a director of Woodward shall not be liable for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law.

Woodward maintains directors’ and officers’ liability insurance that, in general, insures: (i) Woodward’s directors and officers against loss by reason of any of their wrongful acts; and (ii) Woodward against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Item 21. Exhibits and Financial Statement Schedules

(a) The following exhibits are filled herewith or incorporated herein by reference:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 12, 2020, by and among Hexcel Corporation, Woodward, Inc. and Genesis Merger Sub, Inc.* (included as Annex A to the joint proxy statement/prospectus contained in this registration statement)

3.1	Restated Certificate of Incorporation of Woodward, Inc., as amended on October 3, 2007 (incorporated by reference to Exhibit 3(i)(a) to Annual Report on Form 10-K filed by Woodward, Inc. on November 20, 2008)

3.2	Certificate of Amendment of Certificate of Incorporation of Woodward, Inc., dated January 23, 2008 (incorporated by reference to Exhibit 3(i)(b) to Annual Report on Form 10-K filed by Woodward, Inc. on November 20, 2008)

3.3	Certificate of Amendment of the Restated Certificate of Incorporation of Woodward, Inc., dated January 26, 2011, (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by Woodward, Inc. on January 28, 2011)

Exhibit No.	Description

3.4	Bylaws of Woodward, Inc., as amended and restated on January 11, 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Woodward, Inc. on January 13, 2020)

3.5	Form of Amended and Restated Certificate of Incorporation of Woodward Hexcel, Inc. (attached as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement)

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding the validity of Woodward common stock being registered+

8.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, P.C. as to certain tax matters

8.2	Form of Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters

23.1	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in the opinions filed as Exhibits 5.1 and 8.1)

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2)

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Woodward, Inc.

23.4	Consent of Ernst & Young LLP, independent registered public accounting firm of Hexcel Corporation

24.1	Power of Attorney of the Directors of Woodward, Inc. (included in the signature page hereto)

99.1	Form of Proxy Card of Woodward, Inc.+

99.2	Form of Proxy Card of Hexcel Corporation+

99.3	Consent of J.P. Morgan Securities LLC

99.4	Consent of Goldman Sachs & Co. LLC

*

Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Woodward agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

+	To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Collins, State of Colorado, on February 27, 2020.

Woodward, Inc.

By:	/s/ Thomas A. Gendron
Name:	Thomas A. Gendron
Title:	Director, Chairman of the Board, Chief Executive Officer and President

BE IT KNOWN BY THESE PRESENT: Each of the undersigned directors and officers, has made, constituted, and appointed, and does hereby make, constitute, and appoint Thomas A. Gendron and A. Christopher Fawzy, and each of them, with full power of substitution, his or her true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, and to file with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 27, 2020.

Signature	Title

/s/ Thomas A. Gendron (Thomas A. Gendron)	Director, Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Jonathan W. Thayer (Jonathan W. Thayer)	Vice Chairman, Corporate Operations and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Mary L. Petrovich (Mary L. Petrovich)	Director

/s/ Paul Donovan (Paul Donovan)	Director

/s/ Daniel G. Korte (Daniel G. Korte)	Director

/s/ Ronald M. Sega (Ronald M. Sega)	Director

/s/ Eileen P. Drake (Eileen P. Drake)	Director

Signature	Title

/s/ John D. Cohn (John D. Cohn)	Director

/s/ James R. Rulseh (James R. Rulseh)	Director

/s/ Gregg C. Sengstack (Gregg C. Sengstack)	Director